Exhibit 99.1

Manulife Third Quarter Report to Shareholders Three and nine months ended September 30, 2023 Manulife Financial Corporation

Manulife Financial Corporation (“Manulife” or the “Company”) reported its third quarter results for the period ended September 30, 2023, delivering double-digit growth in core earnings1, APE sales2 and new business value2.

Key highlights for the third quarter of 2023 (“3Q23”) include:

•

Net income attributed to shareholders of $1.0 billion, up $0.2 billion from transitional net income attributed to shareholders[1] in the third quarter of 2022 (“3Q22”) and up $0.5 billion compared with 3Q22 net income attributed to shareholders

•	Core earnings of $1.7 billion, up 28% on a constant exchange rate basis[3] from 3Q22

•	Core EPS[4] of $0.92, up 35%[3] from $0.68 in 3Q22, and EPS of $0.52 in 3Q23, up 31%[3] compared with transitional EPS[4] of $0.38 in 3Q22 and up 104%[3] compared with EPS of $0.23 in 3Q22

•	LICAT ratio[5] of 137%

“Our strong operating and new business results this quarter were supported by growth in Asia with a 33% increase in core earnings and 16% increase in new business CSM[3] year-over-year. We also delivered resilient results in Global WAM[6] with sequential core earnings growth, improving core EBITDA margin[4] and positive net flows[2] of $5.8 billion over the past three quarters. We are in a position of strength to weather macroeconomic uncertainties. We continued to deploy capital through share buybacks to further enhance shareholder returns, with nearly $1.3 billion of our common shares repurchased since the start of the year.”

— Roy Gori, Manulife President & Chief Executive Officer

“We delivered core ROE[4] of 16.8% in the third quarter and grew adjusted book value per share[4] to $30.67, despite challenging macroeconomic conditions. Overall, higher rates have benefited, and will continue to benefit, our underlying businesses and financial performance. We remain disciplined in our capital and expense management approach, reporting a higher LICAT ratio in the quarter and improving expense efficiency ratio during 2023.”

— Colin Simpson, Manulife Chief Financial Officer

Results at a Glance

	Quarterly Results			YTD Results

($ millions, unless otherwise stated)	3Q23	3Q22	Change[2,3]	3Q23	3Q22	Change

Net Income attributed to shareholders /	$1,013	$491 /	87% /	$3,444	$(2,848) /	nm /
Transitional		$777	24%		$2,270	42%
Core Earnings	$1,743	$1,339	28%	$4,911	$4,258	12%
EPS / Transitional ($)	$0.52	$0.23 /	104% /	$1.76	$(1.57) /	nm /
		$0.38	31%		$1.10	48%
Core EPS ($)	$0.92	$0.68	35%	$2.55	$2.13	20%
ROE / Transitional	9.5%	4.3% /	5.2 pps /	10.8%	(10.2)% /	21.0 pps /
		7.1%	2.4 pps		7.2%	3.7 pps
Core ROE	16.8%	12.7%	4.1 pps	15.7%	13.9%	1.8 pps
BV per common share ($)	$22.42	$21.78	3%	$22.42	$21.78	3%
Adjusted BV per common share ($)	$30.67	$29.49	4%	$30.67	$29.49	4%

[1]

Core earnings and transitional net income attributed to shareholders are non-GAAP financial measures. For more information on non-GAAP and other financial measures, see “Non-GAAP and other financial measures” in our 3Q23 Management’s Discussion and Analysis (“MD&A”).

[2]

For more information on annualized premium equivalent (“APE”) sales, new business value (“NBV”) and net flows, see “Non-GAAP and other financial measures” in our 3Q23 MD&A. Percentage growth / declines in APE sales, NBV and net flows are stated on a constant exchange rate basis.

[3]

Percentage growth / declines in core earnings, diluted core earnings per common share (“core EPS”), diluted earnings (loss) per share (“EPS”), transitional EPS, new business contractual service margin net of NCI (“new business CSM”), net income attributed to shareholders and transitional net income attributed to shareholders are stated on a constant exchange rate basis and are non-GAAP ratios.

[4]	Core EPS, transitional EPS, core EBITDA margin, core ROE and adjusted book value (“BV”) per common share are non-GAAP ratios.
[5]

Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”). LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions Canada’s (“OSFI’s”) Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.

[6]	Global Wealth and Asset Management (“Global WAM”).

Manulife Financial Corporation – Third Quarter 2023	1

Results at a Glance (continued)

	Quarterly Results					YTD Results

($ millions, unless otherwise stated)	3Q23		3Q22		Change	3Q23		3Q22		Change

APE sales		$1,657		$1,347	21%		$4,890		$4,365	9%
NBV		$600		$515	15%		$1,694		$1,539	6%
New business CSM		$507		$470	6%		$1,541		$1,453	3%
Global WAM net flows ($ billions)		$(0.8)		$3.0	nm		$5.8		$11.5	(51)%

Results by Segment
	Quarterly Results					YTD Results

($ millions, unless otherwise stated)	3Q23		3Q22		Change	3Q23		3Q22		Change

Asia
Net Income attributed to shareholders /	US$	63	US$	216 /	(74)% /	US$	543	US$	285 /	22% /
Transitional				134	(58)%				118	171%
Core Earnings		390		296	33%		1,104		1,027	10%
APE sales		835		699	20%		2,582		2,262	16%
NBV		310		291	7%		900		889	2%
New Business CSM		300		261	16%		845		768	12%

Canada
Net Income attributed to shareholders /		$290		$853 /	(66)% /		$826		$(430) /	nm /
Transitional				481	(40)%				1,078	(23)%
Core Earnings		408		391	4%		1,135		1,091	4%
APE sales		431		285	51%		1,046		1,009	4%
NBV		153		89	72%		351		275	28%
New Business CSM		51		44	16%		154		152	1%

U.S.
Net Income attributed to shareholders /	US$	53	US$	(342) /	nm /	US$	327	US$	(1,776)	nm /
Transitional				241	(78)%				/ 1,218	(73)%
Core Earnings		329		335	(2)%		955		901	6%
APE sales		79		115	(31)%		275		356	(23)%
NBV		25		35	(29)%		99		95	4%
New Business CSM		40		66	(39)%		187		247	(24)%

Global WAM
Net Income attributed to shareholders		$318		$287	9%		$932		$720	27%
Core Earnings		361		354	0%		968		1,025	(8)%
Gross flows ($ billions)[1]		34.3		32.0	5%		108.2		104.5	0%
Average AUMA ($ billions)[1]		813		774	4%		812		788	(0)%
Core EBITDA margin		26.9%		28.9%	(200) bps		24.7%		28.4%	(370) bps

Profit

Net Income attributed to shareholders rose to $1.0 billion in 3Q23, $0.2 billion higher than 3Q22 transitional net income attributed to shareholders

Manulife reported net income attributed to shareholders of $1.0 billion in 3Q23, which was $0.2 billion higher than 3Q22 transitional net income attributed to shareholders, and $0.5 billion higher than 3Q22 net income attributed to shareholders.

[1]

For more information on gross flows and average asset under management and administration (“average AUMA”), see “Non-GAAP and other financial measures” in our 3Q23 MD&A. Percentage growth / declines in gross flows and average AUMA are stated on a constant exchange rate basis.

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The increase in 3Q23 net income attributed to shareholders compared with 3Q22 transitional net income attributed to shareholders was driven by growth in core earnings and a one-time tax-related benefit of $290 million, partially offset by a larger net charge from market experience. The net charge from market experience in 3Q23 was primarily related to lower-than-expected returns (including fair value changes) relative to long term assumptions on alternative long duration assets mainly related to real estate, lower-than-expected returns relative to long term assumptions on public equity and a charge from derivatives and hedge accounting ineffectiveness. Net income attributed to shareholders in 3Q23 increased by $0.5 billion compared with 3Q22, driven by the factors mentioned above and $0.3 billion of transitional impacts due to the application of IFRS 9 hedge accounting and expected credit loss (“ECL”) principles. Transitional impacts are geography-related and do not impact total shareholders’ equity as the corresponding offset is in other comprehensive income.

Core earnings grew 28% to $1.7 billion compared with 3Q22

The increase from the prior year quarter was driven by the non-recurrence of a $256 million provision in our Property and Casualty Reinsurance business related to Hurricane Ian in 3Q22, the favourable impact of rising interest rates on expected investment earnings and earnings on surplus assets net of higher cost of debt financing, as well as improved insurance experience in the U.S. and in Canada. Business growth also contributed to the increase in expected earnings on investments and on insurance contracts. These were partially offset by an increase in the ECL provision primarily related to electric utility bonds and private placements, higher performance-related costs and investments in technology.

Growth

Annualized premium equivalent (“APE”) sales of $1.7 billion, up 21% compared with 3Q22

Our APE sales in the third quarter were boosted by strong performance in Asia, reflecting our diverse business model. In Asia, APE sales increased 20% compared with 3Q22 as a result of growth in Hong Kong and Asia Other1. In Hong Kong, APE sales increased 57%, driven by strong growth in our broker and bancassurance channels reflecting the return of demand from mainland Chinese visitor customers following the Hong Kong and mainland China border reopening in February 2023. In Japan, APE sales decreased 6%, due to lower sales in corporate-owned life insurance products. APE sales increased 14% in Asia Other compared with the prior year. Higher bancassurance sales in mainland China and higher broker sales in our International High Net Worth business2 and in Singapore were partially offset by lower agency and bancassurance sales in Vietnam.

In Canada, APE sales increased 51% driven by a large affinity markets sale. U.S. APE sales decreased 31% due to the adverse impact of higher short-term interest rates on accumulation insurance products, particularly for our affluent customers.

NBV of $600 million, rose 15% compared with 3Q22

In Asia, NBV increased 7% from 3Q22 driven by higher sales volumes partially offset by business mix. In Canada, NBV increased 72% driven by higher sales volumes in Individual Insurance and higher margins in Group Insurance. In the U.S., NBV decreased 29% primarily due to lower sales volumes and product mix, partially offset by pricing actions and higher interest rates.

New business CSM of $507 million, up 6% compared with 3Q22

In Asia, new business CSM increased 16% year-over-year primarily due to higher sales volumes partially offset by business mix. In Canada, new business CSM increased 16% driven by product mix in Individual Insurance. Under IFRS 17, the majority of Group Insurance and affinity products are classified as premium allocation approach and do not generate CSM3. In the U.S., new business CSM decreased 39% driven by lower sales volumes and product mix.

[1]	Asia Other excludes Hong Kong and Japan.
[2]

Effective January 1, 2023, our International High Net Worth business was reclassified from the U.S. segment to the Asia segment. Prior period comparative information has been restated to reflect the change in segment reporting.

[3]	Contractual service margin (“CSM”).

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Global WAM net outflows of $0.8 billion in 3Q23 compared with net inflows of $3.0 billion in 3Q22

Net outflows in Retirement were $3.4 billion in 3Q23 compared with net inflows of $1.4 billion in 3Q22, driven entirely by a large-case pension plan redemption in the U.S. Net outflows in Retail were $0.2 billion in 3Q23 compared with net inflows of $1.0 billion in 3Q22, reflecting lower demand as investors continued to favour short-term cash and money market instruments amid market volatility and higher interest rates. This was partially offset by the launch of our Global Semiconductors strategy in Japan and higher net inflows in mainland China from acquiring full ownership of Manulife Fund Management (“MFM”) in the fourth quarter of 2022. Net inflows in Institutional Asset Management were $2.8 billion in 3Q23 compared with net inflows of $0.6 billion in 3Q22, driven by higher net flows in fixed income mandates, and higher sales of equity and agriculture mandates, as well as the impact of the MFM acquisition.

Balance Sheet

CSM net of NCI1 was $17,369 million as at September 30, 2023

CSM increased $172 million and $86 million net of NCI compared with December 31, 2022. Organic CSM movement was an increase of $629 million for the nine months ended September 30, 2023, driven by the impact of new insurance business and expected movements related to finance income or expenses, partially offset by amounts recognized for service provided in year-to-date earnings and a net reduction from insurance experience. Inorganic CSM movement was a decrease of $457 million for the same period, driven by net unfavourable impacts of equity market experience and higher interest rates on certain participating and variable annuity contracts, as well as changes in foreign currency exchange rates, partially offset by the changes from our annual review of actuarial methods and assumptions. Post-tax CSM net of NCI2 was $14,992 million as at September 30, 2023.

Annual Review of Actuarial Methods and Assumptions

We completed our annual review of actuarial methods and assumptions, which resulted in a net favourable impact of $347 million3, comprised of an increase in pre-tax net income attributed to shareholders of $27 million (a decrease of $14 million post-tax), an increase in pre-tax net income attributed to participating policyholders of $58 million ($74 million post-tax), an increase in CSM net of NCI of $116 million, and an increase in pre-tax other comprehensive income of $146 million ($110 million post-tax). Assumptions reviewed this year included our Canada variable annuity assumptions, morbidity assumptions in certain Asia markets, mortality assumptions in the U.S. life insurance business, lapse assumptions in Canada and other methodology refinements.

Strategic Highlights

We are making decisions easier for our global and diverse customer base

During 3Q23 we launched a unified high net worth onboarding platform in Bermuda4, Hong Kong and Singapore, to our international brokers to deliver a consistent high touch experience for both distributors and customers by streamlining new business application, underwriting and compliance processes across our three high net worth markets. In Canada, we expanded our Personalized Medicine program to all Group Benefits extended healthcare plans, making this service available to more customers, while enabling them to learn about medications that best meet their needs and work with healthcare providers on customized treatment plans that can lead to better outcomes. Meanwhile, Global WAM continued to fulfill investor needs for wealth solutions through the expansion of our offerings with the launch of the Global Semiconductors strategy in Japan which garnered more than $0.7 billion in net flows during the quarter, as well as the launch of a Municipal Opportunities Separately Managed Account in U.S. Retail, built on our mutual fund of the same name.

[1]	Non-controlling interests (“NCI”).
[2]

Post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”) is a non-GAAP financial measure. For more information on non-GAAP and other financial measures, see “Non-GAAP and other financial measures” in our 3Q23 Management’s Discussion and Analysis (“MD&A”).

[3]	This amount excludes the portion related to NCI.
[4]	This represents our International High Net Worth business.

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In the U.S., we expanded our reach into the employer market by introducing a Premier Benefit Indexed Universal Life product. This permanent life insurance product, available through the workplace, offers a streamlined digital process for employees to purchase individual coverage and includes our John Hancock Vitality PLUS feature. In addition, we launched a distribution relationship with JPMorgan Chase & Co. enabling new sales of our suite of products, including our John Hancock Vitality program, through its network of more than 6,900 advisors.

We are accelerating digital initiatives to move faster and meet customers’ personalized needs

In Canada, we announced a strategic partnership with League, a leading healthcare technology provider, to offer our Group Benefits members more integrated digital healthcare experiences, enabling them to connect their benefits directly with healthcare options. This partnership continues our digitization efforts to meet growing demand for more personalized digital experiences that help customers understand their health, focus on prevention, access care, and better comprehend and optimize their benefits. In the U.S., we continued to optimize our digital capabilities to create a seamless, digital customer experience through the launch of single sign-on for John Hancock Vitality customers between John Hancock Life and Vitality websites, improvement of the website navigation of our producer portal, and enhancement of the interactive voice response authentication enabling 31% of inbound calls to be completed with no human interaction in the quarter.

In Asia, we further automated the claims-handling process in Hong Kong to improve operational efficiency and deliver a better customer experience as we continue to leverage data to enhance our auto-adjudication engine, driving an almost twofold-increase of straight-through processed claims compared with 3Q22. In Global WAM, we accelerated customer adoption of digital applications in Canada Retirement through our “Say Goodbye to Paper” campaign which contributed to a 165% increase in members converting to e-statements over the 3-month campaign period and an increase in satisfaction in their digital experience over the prior quarter.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of November 8, 2023, unless otherwise noted. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2023 and the MD&A and audited Consolidated Financial Statements contained in our 2022 Annual Report.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the MD&A in our 2022 Annual Report and the “Risk Management” note to the Consolidated Financial Statements in our most recent annual and interim reports.

In this MD&A, the terms “Company”, “Manulife”, “we” and “our” mean Manulife Financial Corporation (“MFC”) and its subsidiaries. All amounts are reported in Canadian dollars, unless otherwise indicated. Any information contained in, or otherwise accessible through, websites mentioned in this MD&A does not form a part of this document.

CONTENTS

A.	TOTAL COMPANY PERFORMANCE

1.	Implementation of IFRS 17 and IFRS 9

2.	Profitability

3.	Business performance

4.	Financial strength

5.	Assets under management and administration

6.	Impact of foreign currency exchange rates

7.	Business highlights

B.	PERFORMANCE BY SEGMENT

1.	Asia

2.	Canada

3.	U.S.

4.	Global Wealth and Asset Management

5.	Corporate and Other

C.	RISK MANAGEMENT AND RISK FACTORS UPDATE

1.	Variable annuity and segregated fund guarantees

2.	Caution related to sensitivities

3.	Publicly traded equity performance risk

4.	Interest rate and spread risk sensitivities and exposure measures

5.	Alternative long-duration asset performance risk

6.	Foreign exchange risk sensitivities and exposure measures

7.	Credit risk exposure measures

8.	Risk factors – strategic risk from changes in tax laws

D.	CRITICAL ACTUARIAL AND ACCOUNTING POLICIES

1.	Critical actuarial and accounting policies

2.	Actuarial methods and assumptions

3.	Sensitivity of earnings to changes in assumptions

4.	Accounting and reporting changes

E.	OTHER

1.	Outstanding common shares – selected information

2.	Legal and regulatory proceedings

3.	Non-GAAP and other financial measures

4.	Caution regarding forward-looking statements

5.	Quarterly financial information

6.	Revenue

7.	Other

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A	TOTAL COMPANY PERFORMANCE

A1	Implementation of IFRS 17 and IFRS 9

Manulife adopted IFRS 17 “Insurance Contracts” and IFRS 9 “Financial Instruments” effective for years beginning on or after January 1, 2023, to be applied retrospectively. See “Future Accounting and Reporting Changes” in the MD&A in our 2022 Annual Report (“2022 MD&A”). Our quarterly and year-to-date 2022 results have been restated in accordance with IFRS 17, including the other comprehensive income option1, and IFRS 9. Audited restated consolidated financial statements for the year ended December 31, 2022 will be included in our 2023 Annual Report.

The 2022 comparative results restated in this MD&A may not be fully representative of our market risk profile, as the transition of our general fund portfolio for asset-liability matching purposes under IFRS 17 and IFRS 9 was not completed until early 2023. Consequently, year-over-year variations between our 2023 results compared with the 2022 results should be viewed in this context.

In addition, our 2022 results are also not directly comparable with 2023 results because IFRS 9 hedge accounting and expected credit loss (“ECL”) principles are applied prospectively effective January 1, 2023. Accordingly, we have also presented comparative quarterly and year-to-date 2022 results as if IFRS had allowed such principles to be implemented for 2022 (the “IFRS 9 transitional impacts”). This presentation will only be reported in our MD&A’s for 2023 for certain 2022 comparative results.

These 2022 comparative results are non-GAAP and denoted as being “transitional” and include the financial measures noted below:

•	Transitional net income (loss) attributed to shareholders;

•	Transitional net income (loss) before income taxes;

•	Transitional net income (loss);

•	Transitional net income (loss) attributed to shareholders before income taxes;

•	Common shareholders’ transitional net income (loss);

•	Transitional return on common shareholders’ equity (“Transitional ROE”);

•	Transitional basic earnings (loss) per common share; and

•	Transitional diluted earnings (loss) per common share.

Adoption of IFRS 17 and IFRS 9 has also resulted in additional definitions and revisions to the following financial measures:

•

New non-GAAP financial measures: post-tax contractual service margin (“post-tax CSM”); post-tax contractual service margin net of non-controlling interests (“NCI”) (“post-tax CSM net of NCI”); Drivers of Earnings (“DOE”) line items for net investment result, other, income tax (expense) recovery and transitional net income attributed to participating policyholders and NCI; and core DOE line items for core net insurance service result, core net investment result, other core earnings, and core income tax (expense) recovery.

•

New non-GAAP ratios: expenditure efficiency ratio with its component non-GAAP financial measures: total expenditures and core expenditures (for 2022 and 2023 quarterly and year-to-date results only); and adjusted book value per common share.

•

Revised definitions of non-GAAP and other financial measures: core earnings; expense efficiency ratio with its new component non-GAAP financial measures: total expenses and core expenses; consolidated capital; and financial leverage ratio.

[1]	More information about the other comprehensive income option can be found in note 2 of the Consolidated Financial Statements contained in our 2022 Annual Report.

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A2	Profitability

	Quarterly Results			YTD Results

($ millions, unless otherwise stated)	3Q23	2Q23	3Q22 Transitional	2023	2022 Transitional

Net income (loss) attributed to shareholders(1)	$1,013	$1,025	$777	$3,444	$2,270
Return on common shareholders’ equity (“ROE”)(1)	9.5%	9.3%	7.1%	10.8%	7.2%
Diluted earnings (loss) per common share ($)(1)	$0.52	$0.50	$0.38	$1.76	$1.10

	Quarterly Results			YTD Results

($ millions, unless otherwise stated)	3Q23	2Q23	3Q22	2023	2022

Net income (loss) attributed to shareholders(1)	$1,013	$1,025	$491	$3,444	$(2,848)
Core earnings(2)	$1,743	$1,637	$1,339	$4,911	$4,258
Diluted earnings (loss) per common share ($)	$0.52	$0.50	$0.23	$1.76	$(1.57)
Diluted core earnings per common share (“Core EPS”) ($)(3)	$0.92	$0.83	$0.68	$2.55	$2.13
ROE	9.5%	9.3%	4.3%	10.8%	(10.2)%
Core return on shareholders’ equity (“Core ROE”)(3)	16.8%	15.5%	12.7%	15.7%	13.9%
Expense efficiency ratio(3)	44.3%	45.1%	46.3%	45.5%	45.2%
Expenditure efficiency ratio(3)	50.9%	51.9%	53.6%	52.2%	52.3%
General expenses	$1,042	$1,022	$914	$3,150	$2,729
Core expenses(2)	$1,622	$1,598	$1,389	$4,825	$4,186
Core expenditures(2)	$2,111	$2,099	$1,856	$6,322	$5,563

(1)

2022 results for transitional net income attributed to shareholders, transitional diluted earnings per common share and transitional ROE are adjusted to include IFRS 9 hedge accounting and expected credit loss principles (“IFRS 9 transitional impacts”). See section A1 “Implementation of IFRS 17 and IFRS 9” of the MD&A above for more information. For 2023, there are no IFRS 9 transitional adjustments as ECL and hedge accounting is effective January 1, 2023 and therefore the impact is included in net income attributed to shareholders.

(2)	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.
(3)	This item is a non-GAAP ratio. See “Non-GAAP and other financial measures” below for more information.

Quarterly profitability

Manulife’s net income attributed to shareholders was $1,013 million in the third quarter of 2023 (“3Q23”) compared with net income attributed to shareholders of $491 million and transitional net income attributed to shareholders of $777 million in the third quarter of 2022 (“3Q22”). The 3Q22 transitional net income attributed to shareholders includes $286 million of IFRS 9 transitional impacts. Net income attributed to shareholders is comprised of core earnings (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $1,743 million in 3Q23 compared with $1,339 million in 3Q22, and items excluded from core earnings, which amounted to a net charge of $730 million in 3Q23 compared with a net charge of $848 million in 3Q22. Items excluded from core earnings in 3Q22 on a transitional basis amounted to a net charge of $562 million. The effective tax rate on net income (loss) attributed to shareholders was a recovery of 7% in 3Q23 compared with a tax expense of 10% in 3Q22, reflecting a 3Q23 one-time tax-related benefit of $290 million and differences in the jurisdictional mix of pre-tax profits and losses.

Net income attributed to shareholders in 3Q23 was $236 million higher than 3Q22 transitional net income attributed to shareholders driven by growth in core earnings and the above-noted one-time tax-related benefit, partially offset by a larger net charge from market experience. The net charge from market experience in 3Q23 was primarily related to lower-than-expected returns (including fair value changes) relative to long-term assumptions on alternative long duration assets (“ALDA”) mainly related to real estate, lower-than-expected returns relative to long-term assumptions on public equity and a charge from derivatives and hedge accounting ineffectiveness. Net income attributed to shareholders in 3Q23 increased $522 million compared with 3Q22, driven by the factors mentioned above and the $286 million of IFRS 9 transitional impacts (transitional impacts are geography-related and do not impact total shareholders’ equity as the corresponding offset is in other comprehensive income).

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Core earnings increased $404 million or 28% on a constant exchange rate basis1 compared with 3Q22. The increase in core earnings compared with 3Q22 was driven by the non-recurrence of a $256 million provision in our Property & Casualty (“P&C”) Reinsurance business related to Hurricane Ian in 3Q22, an increase in expected investment earnings resulting from higher investment yields and business growth, improved insurance experience in the U.S. and Canada, an increase in net fee income from higher average AUMA2 and higher performance fees in Global Wealth and Asset Management (“Global WAM”), and higher returns on surplus assets. These were partially offset by an increase in the ECL provision primarily related to electric utility bonds and private placements, higher performance-related costs in Corporate and Other and Global WAM, investments in technology and higher cost of debt financing.

The components of the items excluded from core earnings are outlined in the table below and the annual review of actuarial methods and assumptions that flow directly through income is discussed in section D2 “Actuarial methods and assumptions” below.

Year-to-date profitability

Net income attributed to shareholders for the nine months ended September 30, 2023 was $3,444 million compared with a net loss attributed to shareholders of $2,848 million and transitional net income attributed to shareholders of $2,270 million for the nine months ended September 30, 2022. The year-to-date 2022 transitional net income attributed to shareholders includes $5,118 million of IFRS 9 transitional impacts. Year-to-date core earnings amounted to $4,911 million in 2023 compared with $4,258 million in the same period of 2022, and items excluded from year-to-date core earnings amounted to a net charge of $1,467 million in 2023 compared with a net charge of $7,106 million in the same period of 2022. Items excluded from year-to-date core earnings in the same period of 2022 on a transitional basis amounted to a net charge of $1,988 million. The effective tax rate on year-to-date net income (loss) attributed to shareholders was 12% in 2023 compared with 25% for the same period in 2022, reflecting a 2023 one-time tax-related benefit of $290 million and differences in the jurisdictional mix of pretax profits and losses.

The increase of $1,174 million in year-to-date net income attributed to shareholders in 2023 compared with 2022 transitional net income attributed to shareholders was driven by growth in year-to-date core earnings, the above-noted one-time tax-related benefit and a smaller charge from year-to-date market experience. The net charge from market experience in 2023 was primarily related to lower-than-expected returns (including fair value changes) relative to long-term assumptions on ALDA mainly related to energy and real estate and a net charge from derivatives and hedge accounting ineffectiveness. Year-to-date net income attributed to shareholders in 2023 increased by $6,292 million compared with the year-to-date net loss attributed to shareholders in 2022, driven by factors mentioned above and the $5,118 million of IFRS 9 transitional impacts (transitional impacts are geography-related and do not impact total shareholders’ equity as the corresponding offset is in other comprehensive income).

Year-to-date core earnings in 2023 increased $653 million or 12% compared with the same period of 2022. The increase in year-to-date core earnings compared with 2022 was driven by an increase in expected investment earnings related to higher investment yields and business growth, gains in our P&C Reinsurance business from updates to prior year hurricane provisions in 2023 compared with charges in 2022 including Hurricane Ian, more favourable insurance experience reflecting more favourable experience in Canada and improved, although unfavourable, experience in the U.S., and higher returns on surplus assets net of higher cost of debt financing. These were partially offset by an increase in the 2023 ECL provision primarily driven by commercial mortgages, electric utility bonds and private placements, lower CSM amortization reflecting both a slower amortization on certain variable fee approach (“VFA”) contracts and the impact of the 2022 U.S. variable annuity reinsurance transactions, higher performance-related costs in Corporate and Other and Global WAM, and higher investments

Manulife Financial Corporation – Third Quarter 2023	9

in technology. In addition, year-to-date Global WAM core earnings benefited from higher fee spreads and performance fees in Institutional Asset Management partially offset by lower earnings from seed capital investments due to repatriations. Actions to improve the capital efficiency of our legacy business resulted in $29 million lower year-to-date core earnings in 2023 compared with the same period of 2022.

[1]

Percentage growth / declines in core earnings, pre-tax core earnings, total expenses, core expenses, total expenditures, core expenditures, general expenses, CSM net of NCI, new business CSM, assets under management and administration, assets under management, core EBITDA, and Manulife Bank average net lending assets are stated on a constant exchange rate basis, a non-GAAP ratio. See “Non-GAAP and other financial measures” below for more information.

[2]	For more information on this metric, see “Non-GAAP and other financial measures” below.

Core earnings by segment is presented in the table below.

Core earnings by segment(1)	Quarterly Results			YTD Results

($ millions, unaudited)	3Q23	2Q23	3Q22	2023	2022

Asia	$522	$473	$387	$1,484	$1,316
Canada	408	374	391	1,135	1,091
U.S.	442	458	437	1,285	1,158
Global Wealth and Asset Management	361	320	354	968	1,025
Corporate and Other	10	12	(230)	39	(332)
Total core earnings	$1,743	$1,637	$1,339	$4,911	$4,258

(1)  Effective January 1, 2023, we have made a number of changes to the composition of reporting segments to better align our financial reporting with our business strategy and operations. Our international high net worth business was reclassified from the U.S. segment to the Asia segment to reflect the contributions of our Bermuda operations alongside the high net worth business that we report in our Singapore and Hong Kong operations. Our investment in the start-up capital of segregated and mutual funds, and investment-related revenue and expense were reclassified from the Corporate and Other segment to the Global WAM segment to more closely align with Global WAM’s management practices. Refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

The table below presents transitional net income attributed to shareholders and net income attributed to shareholders consisting of core earnings and items excluded from core earnings.

	Quarterly Results			YTD Results

($ millions, unaudited)	3Q23	2Q23	3Q22	2023	2022

Core earnings	$1,743	$1,637	$1,339	$4,911	$4,258
Items excluded from core earnings:
Market experience gains (losses)(1)	(1,022)	(570)	(575)	(1,657)	(1,930)
Realized gains (losses) on debt instruments	(24)	(24)	(225)	(79)	(708)
Derivatives and hedge accounting ineffectiveness	(266)	(13)	354	(186)	449
Actual less expected long-term returns on public equity	(273)	86	(375)	(79)	(1,565)
Actual less expected long-term returns on ALDA	(400)	(478)	(113)	(1,242)	602
Other investment results	(59)	(141)	(216)	(71)	(708)
Changes in actuarial methods and assumptions that flow directly through income(2)	(14)	–	26	(14)	26
Reinsurance transactions, tax-related items and other(3)	306	(42)	(13)	204	(84)
Total items excluded from core earnings	(730)	(612)	(562)	(1,467)	(1,988)
Transitional net income attributed to shareholders	n/a	n/a	$777	n/a	$2,270
Less: IFRS 9 transitional impacts:
Change in expected credit loss			(9)		(8)
Hedge accounting			438		6,895
Total IFRS 9 transitional impacts (pre-tax)			429		6,887
Tax on IFRS 9 transitional impacts			(143)		(1,769)
Total IFRS 9 transitional impacts (post-tax)			286		5,118
Net income (loss) attributed to shareholders	$1,013	$1,025	$491	$3,444	$(2,848)

(1)

Market experience was a net charge of $1,022 million in 3Q23 primarily driven by lower-than-expected returns (including fair value changes) relative to long-term assumptions on ALDA mainly related to real estate, lower-than-expected returns relative to long-term assumptions on public equity, a charge from derivatives and hedge accounting ineffectiveness, net realized losses from the sale of debt instruments which are classified as fair value through other comprehensive income (“FVOCI”) and a charge in other investment results. Market experience was a net charge of $575 million in 3Q22 consisting of a net loss from lower-than-expected returns relative to long-term assumptions on public equity, net realized losses from the sale of debt instruments which are classified as FVOCI, a loss from changes in foreign currency exchange rates and a net loss from lower-than-expected returns (including fair value changes) relative to long-term assumptions on ALDA mainly related to real estate. This was partially offset by losses on derivatives and hedge accounting ineffectiveness due to unusually large interest rate movements.

(2)	Refer to section D2 “Actuarial methods and assumptions” below for detail.
(3)

The 3Q23 net gain of $306 million included a one-time tax-related benefit of $290 million, additional tax-related true-ups of $11 million and a gain of $5 million related to a reinsurance transaction in Vietnam. The 3Q22 charge of $13 million is related to an increase to an existing legal provision in the U.S.

Manulife Financial Corporation – Third Quarter 2023	10

Transitional net income attributed to shareholders by segment and net income attributed to shareholders by segment are presented in the following tables.

Transitional net income attributed to shareholders by segment(1)	Quarterly Results			YTD Results

($ millions, unaudited)	3Q23	2Q23	3Q22 Transitional	2023	2022 Transitional

Asia	$84	$130	$176	$733	$154
Canada	290	227	481	826	1,078
U.S.	72	183	314	441	1,554
Global Wealth and Asset Management	318	317	287	932	720
Corporate and Other	249	168	(481)	512	(1,236)

Total transitional net income attributed to shareholders	$1,013	$1,025	$777	$3,444	$2,270

Net income attributed to shareholders by segment(1)	Quarterly Results			YTD Results

($ millions, unaudited)	3Q23	2Q23	3Q22	2023	2022

Asia	$84	$130	$280	$733	$368
Canada	290	227	853	826	(430)
U.S.	72	183	(447)	441	(2,272)
Global Wealth and Asset Management	318	317	287	932	720
Corporate and Other	249	168	(482)	512	(1,234)

Total net income attributed to shareholders	$1,013	$1,025	$491	$3,444	$(2,848)

(1)

Effective January 1, 2023, we have made a number of changes to the composition of reporting segments to better align our financial reporting with our business strategy and operations. Our international high net worth business was reclassified from the U.S. segment to the Asia segment to reflect the contributions of our Bermuda operations alongside the high net worth business that we report in our Singapore and Hong Kong operations. Our investment in the start-up capital of segregated and mutual funds, and investment-related revenue and expense were reclassified from the Corporate and Other segment to the Global WAM segment to more closely align with Global WAM’s management practices. Refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

Expenditure efficiency ratio and expense efficiency ratio

In 2018 we introduced our strategic priority of expense efficiency. The expense efficiency ratio is a financial measure which we use to measure progress on this priority. The expense efficiency ratio reflects only those expenses that flow directly through core earnings (“core expenses”). Due to changes introduced by IFRS 17, certain costs that are directly attributable to acquire new business are capitalized into the CSM instead of directly flowing through core earnings and are now excluded from the ratio.

To provide a reference point to our expense efficiency ratio prior to the adoption of IFRS 17, we are temporarily introducing an additional efficiency ratio, the expenditure efficiency ratio, for 2022 and 2023 only, which captures all expenses, including costs that are directly attributable to the acquisition of new business (“core expenditures”).

Quarterly expenditure efficiency ratio and expense efficiency ratio

The expenditure efficiency ratio was 50.9% in 3Q23, compared with 53.6% in 3Q22. The 2.7 percentage point decrease in the ratio compared with 3Q22 was driven by a 25% increase in pre-tax core earnings partially offset by a 12% increase in core expenditures. 3Q23 core expenditures increased as a result of higher performance-related costs, investments in technology and additional expenses related to the impact of now consolidating 100% of Manulife Fund Management (“MFM”). Costs directly attributable to the acquisition of new business represented approximately 23% and 25% of total core expenditures in 3Q23 and 3Q22, respectively.

Manulife Financial Corporation – Third Quarter 2023	11

The expense efficiency ratio was 44.3% in 3Q23, compared with 46.3% in 3Q22. The 2.0 percentage point decrease in the ratio compared with 3Q22 was driven by the items noted above related to the decrease in the expenditure efficiency ratio excluding those costs that are directly attributable to the acquisition of new business which are reflected in the CSM under IFRS 17.

Total 3Q23 general expenses increased 14% on an actual exchange rate basis and 12% on a constant exchange rate basis compared with 3Q22 driven by the items noted above related to the decrease in the expenditure efficiency ratio and items outside of core earnings, which were not material in 3Q23. However, general expenses are also net of directly attributable maintenance expenses and directly attributable acquisition expenses for products measured using the premium allocation approach (“PAA”) which are included in insurance service expenses on our financial statements. Directly attributable maintenance expenses and directly attributable acquisition expenses for products measured using the PAA increased 12% on a constant exchange rate basis and 13% on an actual exchange rate basis in 3Q23 compared with 3Q22.

Year-to-date expenditure efficiency ratio and expense efficiency ratio

On a year-to-date basis, the expenditure efficiency ratio was 52.2% in 2023 compared with 52.3% in the same period of 2022. The 0.1 percentage point decrease in the year-to-date ratio compared with 2022 was driven by an 11% increase in year-to-date pre-tax core earnings, partially offset by an 11% increase in year-to-date core expenditures. 2023 year-to-date core expenditures increased as a result of higher performance-related costs, investments in technology, higher distribution costs reflecting stronger top-line growth, additional expenses related to the impact of now consolidating 100% of MFM and higher travel and return to pre-pandemic activities. Year-to-date costs directly attributable to the acquisition of new business represented approximately 24% and 25% of total year-to-date core expenditures in 2023 and 2022, respectively.

The year-to-date expense efficiency ratio was 45.5% in 2023, compared with 45.2% in the same period of 2022. The 0.3 percentage point increase in the year-to-date ratio compared with 2022 was driven by the items noted above related to the decrease in the year-to-date expenditure efficiency ratio excluding those costs that are directly attributable to the acquisition of new business which are reflected in the CSM under IFRS 17.

Total year-to-date general expenses in 2023 increased 15% on an actual exchange rate basis and 12% on a constant exchange rate basis compared with 2022 driven by the items noted above related to the decrease in the expenditure efficiency ratio and items outside of core earnings. However, general expenses are also net of directly attributable maintenance expenses and directly attributable acquisition expenses for products measured using the PAA which are included in insurance service expenses on our financial statements. Directly attributable maintenance expenses and directly attributable acquisition expenses for products measured using the PAA increased 14% on a constant exchange rate basis and 16% on an actual exchange rate basis in 2023 compared with 2022.

Manulife Financial Corporation – Third Quarter 2023	12

A3	Business performance[1]

	Quarterly Results			YTD Results

($ millions, unless otherwise stated) (unaudited)	3Q23	2Q23	3Q22	2023	2022

Asia APE sales	$1,120	$1,181	$913	$3,474	$2,900
Canada APE sales	431	322	285	1,046	1,009
U.S. APE sales	106	130	149	370	456
Total APE sales(1)	1,657	1,633	1,347	4,890	4,365
Asia new business value	414	424	380	1,210	1,142
Canada new business value	153	106	89	351	275
U.S. new business value	33	55	46	133	122
Total new business value(1),(2)	600	585	515	1,694	1,539
Asia new business CSM(3)	402	432	340	1,135	985
Canada new business CSM	51	57	44	154	152
U.S. new business CSM	54	103	86	252	316
Total new business CSM(3)	507	592	470	1,541	1,453
Asia CSM net of NCI	10,030	9,630	9,309	10,030	9,309
Canada CSM	3,662	3,656	3,558	3,662	3,558
U.S. CSM	3,651	4,106	4,185	3,651	4,185
Corporate and Other CSM	26	31	34	26	34
Total CSM net of NCI	17,369	17,423	17,086	17,369	17,086
Post-tax CSM net of NCI(4)	14,992	14,877	14,560	14,992	14,560
Global WAM gross flows ($ billions)(1)	34.3	35.2	32.0	108.2	104.5
Global WAM net flows ($ billions)(1)	(0.8)	2.2	3.0	5.8	11.5
Global WAM assets under management and administration ($ billions)(4)	806.7	819.6	751.3	806.7	751.3
Global WAM total invested assets ($ billions)	6.7	5.5	5.6	6.7	5.6
Global WAM segregated funds net assets ($ billions)	233.9	238.7	214.5	233.9	214.5
Total assets under management and administration ($ billions)(4),(5)	1,321.7	1,344.8	1,263.1	1,321.7	1,263.1
Total invested assets ($ billions)(5)	398.7	403.4	396.6	398.7	396.6
Total segregated funds net assets ($ billions)(5)	356.9	366.0	335.2	356.9	335.2

(1)	For more information on this metric, see “Non-GAAP and other financial measures” below.
(2)	Quarterly and year-to-date 2022 NBV has not been restated as a result of the adoption of IFRS 17. The impact of not restating 2022 is not material.
(3)	New business CSM is net of NCI.
(4)	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.
(5)	See section A5 below for more information.

Annualized premium equivalent (“APE”) sales were $1.7 billion in 3Q23, an increase of 21%2 compared with 3Q22. Our APE sales in the third quarter were boosted by strong performance in Asia, reflecting our diverse business model. In Asia, APE sales increased 20% compared with 3Q22 as a result of growth in Hong Kong and Asia Other3. In Hong Kong, APE sales increased 57% compared with 3Q22 driven by strong growth in our broker and bancassurance channels reflecting the return of demand from mainland Chinese visitor (“MCV”) customers following the Hong Kong and mainland China border reopening in February 2023. In Japan, APE sales decreased 6% compared with 3Q22, due to lower sales in corporate-owned life insurance (“COLI”) products. APE sales increased 14% in Asia Other compared with 3Q22. Higher bancassurance sales in mainland China and higher broker sales in our International High Net Worth business and in Singapore were partially offset by lower agency and bancassurance sales in Vietnam. In Canada, APE sales increased 51% compared with 3Q22 driven by a large affinity markets sale. U.S. APE sales decreased 31% compared with 3Q22 due to the adverse impact of higher short-term interest rates on accumulation insurance products, particularly for our affluent customers.

[1]

Effective January 1, 2023, our international high net worth business was reclassified from the U.S. segment to the Asia segment to reflect the contributions of our Bermuda operations alongside the high net worth business that we report in our Singapore and Hong Kong operations. Prior period comparative information has been restated to reflect the reclassification.

[2]	Percentage growth / declines in APE sales is stated on a constant exchange rate basis.
[3]	Asia Other excludes Hong Kong and Japan.

Manulife Financial Corporation – Third Quarter 2023	13

Year-to-date APE sales of $4.9 billion in 2023 were 9% higher than the same period of 2022, driven by higher year-to-date sales in Asia and Canada partially offset by lower year-to-date sales in the U.S.

New business value (“NBV”) was $600 million in 3Q23, an increase of 15%1 compared with 3Q22. In Asia, NBV increased 7% compared with 3Q22 driven by higher sales volumes partially offset by business mix. In Canada, NBV increased 72% compared with 3Q22 driven by higher sales volumes in Individual Insurance and higher margins in Group Insurance. In the U.S., NBV decreased 29% compared with 3Q22 primarily due to lower sales volumes and product mix, partially offset by pricing actions and higher interest rates.

Year-to-date NBV was $1,694 million in 2023, an increase of 6% compared with the same period of 2022. In Asia, year-to-date NBV in 2023 increased 2% compared with 2022 driven by higher sales volumes partially offset by business mix. In Canada, year-to-date NBV increased 28% compared with 2022 driven by higher sales volumes in Individual Insurance, partially offset by lower Annuities margins largely due to product mix, and lower segregated fund sales volumes. In the U.S., year-to-date NBV increased 4% compared with 2022 due to pricing actions, higher interest rates and product mix, partially offset by lower sales volumes.

New business contractual service margin (“New Business CSM”) was $507 million in 3Q23, an increase of 6% compared with 3Q22. In Asia, new business CSM increased 16% compared with 3Q22 primarily due to higher sales volumes partially offset by business mix. In Canada, new business CSM increased 16% compared with 3Q22 driven by product mix in Individual Insurance. Under IFRS 17, the majority of Group Insurance and affinity products are classified as PAA and do not generate CSM. In the U.S., new business CSM decreased 39% compared with 3Q22 driven by lower sales volumes and product mix.

Year-to-date new business CSM was $1,541 million in 2023, an increase of 3% compared with the same period of 2022. In Asia, year-to-date new business CSM in 2023 increased 12% compared with 2022, primarily due to higher sales volumes partially offset by business mix. In Canada, year-to-date new business CSM increased 1% compared with 2022 due to product mix in Individual Insurance. As noted above, under IFRS 17, the majority of group insurance and affinity products are classified as PAA and do not generate CSM. In the U.S., year-to-date new business CSM decreased 24% compared with 2022 driven primarily by lower sales volumes and product mix.

The contractual service margin (“CSM”) net of NCI was $17,369 million as at September 30, 2023, an increase of $86 million compared with December 31, 2022. The increase in CSM net of NCI reflects an increase in total CSM movement of $172 million, net of an increase in NCI of $86 million. Organic CSM movement was an increase of $629 million for the nine months ended September 30, 2023, driven by the impact of new insurance business and expected movements related to finance income or expenses, partially offset by amounts recognized for service provided in year-to-date earnings and a net reduction from insurance experience. Inorganic CSM movement was a decrease of $457 million for the same period, driven by net unfavourable impacts of equity market experience and higher interest rates on certain participating and variable annuity contracts, as well as changes in foreign currency exchange rates, partially offset by the changes from our annual review of actuarial methods and assumptions. Post-tax CSM net of NCI was $14,992 million as at September 30, 2023.

Global WAM reported net outflows were $0.8 billion in 3Q23 compared with net inflows of $3.0 billion in 3Q22. Net outflows in Retirement were $3.4 billion in 3Q23 compared with net inflows of $1.4 billion in 3Q22, driven entirely by a large-case pension plan redemption in the U.S. Net outflows in Retail were $0.2 billion in 3Q23 compared with net inflows of $1.0 billion in 3Q22, reflecting lower demand as investors continued to favour short-term cash and money market instruments amid market volatility and higher interest rates. This was partially offset by the launch of our Global Semiconductors strategy in Japan and higher net inflows in mainland China from acquiring full ownership of MFM in the fourth quarter of 2022 (“4Q22”). Net inflows in Institutional Asset Management were $2.8 billion in 3Q23 compared with net inflows of $0.6 billion in 3Q22, driven by higher net flows in fixed income mandates, and higher sales of equity and agriculture mandates, as well as the impact of the MFM acquisition.

[1]	Percentage growth / declines in NBV is stated on a constant exchange rate basis.

Manulife Financial Corporation – Third Quarter 2023	14

Year-to-date net inflows were $5.8 billion in 2023, compared with $11.5 billion in the same period of 2022. The decrease was primarily due to higher pension plan redemptions in Retirement, and lower Retail sales from lower investor demand. This was partially offset by lower mutual fund redemption rates, and the launch of new products in Institutional Asset Management in 2023 as well as the impact of the MFM acquisition as mentioned above.

A4	Financial strength

	Quarterly Results			YTD Results

(unaudited)	3Q23	2Q23	3Q22	2023	2022

MLI’s LICAT ratio(1)	137%	136%	136%	137%	136%
Financial leverage ratio(2)	25.2%	25.8%	25.8%	25.2%	25.8%
Consolidated capital ($ billions)(3)	$71.4	$69.3	$71.5	$71.4	$71.5
Book value per common share ($)	$22.42	$21.30	$21.78	$22.42	$21.78
Adjusted book value per common share ($)(2)	$30.67	$29.42	$29.49	$30.67	$29.49

(1)

This item is disclosed under OSFI’s Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline. Comparative LICAT ratios for 2022 are as reported in 2022 and have not been restated for the implementation of IFRS 17.

(2)	This item is a non-GAAP ratio. See “Non-GAAP and other financial measures” below for more information.
(3)	This item is a capital management measure. For more information on this metric, see “Non-GAAP and other financial measures” below.

The Life Insurance Capital Adequacy Test (“LICAT”) ratio for The Manufacturers Life Insurance Company (“MLI”) as at September 30, 2023 was 137% compared with 136% as at June 30, 2023. The one percentage point increase reflects the impact of core earnings and market movements in the quarter, partly offset by shareholders’ dividends and common share buybacks.

MFC’s LICAT ratio was 124% as at September 30, 2023 compared with 123% as at June 30, 2023 with the increase driven by similar factors that impacted the movement in MLI’s LICAT ratio. The difference between the MLI and MFC ratios as at September 30, 2023 was largely due to the $6.2 billion of MFC senior debt outstanding that does not qualify as available capital at the MFC level but, based on the form it was down-streamed, qualifies as regulatory capital for MLI.

MFC’s financial leverage ratio1 as at September 30, 2023 was 25.2%, a decrease of 0.6 percentage points from 25.8% as at June 30, 2023. The decrease in the ratio was driven by the increase in total equity due to net accumulated other comprehensive income (“AOCI”) gains from higher interest rates, growth in retained earnings and the impact of weaker Canadian dollar.

MFC’s consolidated capital1 was $71.4 billion as at September 30, 2023, an increase of $1.8 billion compared with $69.6 billion as at December 31, 2022. The increase was primarily driven by net issuance of subordinated debt2, an increase in total equity and higher post-tax CSM3. The increase in total equity was due to net AOCI gains from higher interest rates, and growth in retained earnings, partially offset by common share buybacks and the impact of stronger Canadian dollar.

Cash and cash equivalents and marketable securities4 was $237.7 billion as at September 30, 2023 compared with $241.0 billion as at December 31, 2022. The decrease was primarily driven by the lower market value of debt instruments due to higher interest rates.

Book value per common share as at September 30, 2023 was $22.42, a 4% increase compared with $21.56 as at December 31, 2022. The number of common shares outstanding was 1,818 million as at September 30, 2023, a decrease of 47 million shares from 1,865 million as at December 31, 2022, due to common share buybacks.

[1]

Effective January 1, 2022, the calculation of financial leverage ratio and consolidated capital now includes the impact of post-tax CSM. See “Non-GAAP and other financial measures below” for more information.

[2]	The net issuance of subordinated debt consists of the issuance of $1.2 billion in the first quarter of 2023 and the redemption of $0.6 billion in the second quarter of 2023.
[3]	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.
[4]

Includes cash & cash equivalents, comprised of cash on deposit, Canadian and U.S. Treasury Bills and high quality short-term investments, and marketable assets, comprised of investment grade government and agency bonds, investment grade corporate bonds, investment grade securitized instruments, publicly traded common stocks and preferred shares.

Manulife Financial Corporation – Third Quarter 2023	15

Adjusted book value per common share as at September 30, 2023 was $30.67, a 4% increase compared with $29.42 as at December 31, 2022 driven by an increase in adjusted book value1 and a lower number of common shares outstanding. The adjusted book value increased $0.9 billion due to growth in total common shareholder’s equity and an increase in post-tax CSM. The increase in common shareholder’s equity reflects the impact of net AOCI gains from higher interest rates, and growth in retained earnings partially offset by a stronger Canadian dollar and common share buybacks.

A5	Assets under management and administration (“AUMA”)

AUMA as at September 30, 2023 was $1.3 trillion, an increase of 2% compared with December 31, 2022, primarily due to the favourable impact of markets and net inflows. Segregated funds net assets increased 2% primarily due to the favourable impact of markets and total invested assets were in line with December 31, 2022, on an actual exchange rate basis.

A6	Impact of foreign currency exchange rates

Changes in foreign currency exchange rates from 3Q22 to 3Q23 increased core earnings by $29 million in 3Q23, primarily due to a weaker Canadian dollar compared with the U.S. dollar. Changes in foreign currency exchange rates increased year-to-date core earnings by $136 million in 2023 compared with the same period of 2022 primarily due to a weaker Canadian dollar compared with the U.S. dollar. The impact of foreign currency exchange rates on items excluded from core earnings does not provide relevant information given the nature of those items.

A7	Business highlights

We are making decisions easier for our global and diverse customer base

During 3Q23 we launched a unified high net worth onboarding platform in Bermuda2, Hong Kong and Singapore, to our international brokers to deliver a consistent high touch experience for both distributors and customers by streamlining new business application, underwriting and compliance processes across our three high net worth markets. In Canada, we expanded our Personalized Medicine program to all Group Benefits extended healthcare plans, making this service available to more customers, while enabling them to learn about medications that best meet their needs and work with healthcare providers on customized treatment plans that can lead to better outcomes. Meanwhile, Global WAM continued to fulfill investor needs for wealth solutions through the expansion of our offerings with the launch of the Global Semiconductors strategy in Japan which garnered more than $0.7 billion in net flows during the quarter, as well as the launch of a Municipal Opportunities Separately Managed Account in U.S. Retail, built on our mutual fund of the same name.

In the U.S., we expanded our reach into the employer market by introducing a Premier Benefit Indexed Universal Life product. This permanent life insurance product, available through the workplace, offers a streamlined digital process for employees to purchase individual coverage and includes our John Hancock Vitality PLUS feature. In addition, we launched a distribution relationship with JPMorgan Chase & Co. enabling new sales of our suite of products, including our John Hancock Vitality program, through its network of more than 6,900 advisors.

[1]	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.
[2]	This represents our International High Net Worth business.

Manulife Financial Corporation – Third Quarter 2023	16

We are accelerating digital initiatives to move faster and meet customers’ personalized needs

In Canada, we announced a strategic partnership with League, a leading healthcare technology provider, to offer our Group Benefits members more integrated digital healthcare experiences, enabling them to connect their benefits directly with healthcare options. This partnership continues our digitization efforts to meet growing demand for more personalized digital experiences that help customers understand their health, focus on prevention, access care, and better comprehend and optimize their benefits. In the U.S., we continued to optimize our digital capabilities to create a seamless, digital customer experience through the launch of single sign-on for John Hancock Vitality customers between John Hancock Life and Vitality websites, improvement of the website navigation of our producer portal, and enhancement of the interactive voice response authentication enabling 31% of inbound calls to be completed with no human interaction in the quarter.

In Asia, we further automated the claims-handling process in Hong Kong to improve operational efficiency and deliver a better customer experience as we continue to leverage data to enhance our auto-adjudication engine, driving an almost twofold-increase of straight-through processed claims compared with 3Q22. In Global WAM, we accelerated customer adoption of digital applications in Canada Retirement through our “Say Goodbye to Paper” campaign which contributed to a 165% increase in members converting to e-statements over the 3-month campaign period and an increase in satisfaction in their digital experience over the prior quarter.

Manulife Financial Corporation – Third Quarter 2023	17

B	PERFORMANCE BY SEGMENT

B1	Asia[1]

	Quarterly Results						YTD Results
($ millions, unless otherwise stated)		3Q23		2Q23		3Q22 Transitional		2023		2022 Transitional
Canadian dollars
Net income attributed to shareholders(1)		$84		$130		$176		$733		$154
U.S. dollars
Net income attributed to shareholders(1)	US$	63	US$	96	US$	134	US$	543	US$	118

($ millions, unless otherwise stated)	Quarterly Results						YTD Results

Canadian dollars		3Q23		2Q23		3Q22		2023		2022
Profitability:
Net income attributed to shareholders(1)		$84		$130		$280		$733		$368
Core earnings(1)		522		473		387		1,484		1,316
Business performance:
Annualized premium equivalent sales		1,120		1,181		913		3,474		2,900
New business value		414		424		380		1,210		1,142
New business contractual service margin net of NCI		402		432		340		1,135		985
Contractual service margin net of NCI		10,030		9,630		9,309		10,030		9,309
Assets under management ($ billions)(2)		159.6		159.3		149.7		159.6		149.7
Total invested assets ($ billions)		135.8		135.2		127.6		135.8		127.6
Total segregated funds net assets ($ billions)		23.8		24.1		22.0		23.8		22.0
U.S. dollars
Profitability:
Net income attributed to shareholders(1)	US$	63	US$	96	US$	216	US$	543	US$	285
Core earnings(1)		390		353		296		1,104		1,027
Business performance:
Annualized premium equivalent sales		835		879		699		2,582		2,262
New business value		310		315		291		900		889
New business contractual service margin net of NCI		300		323		261		845		768
Contractual service margin net of NCI		7,414		7,273		6,772		7,414		6,772
Assets under management ($ billions)(2)		118.0		120.3		108.9		118.0		108.9
Total invested assets ($ billions)		100.4		102.1		92.9		100.4		92.9
Total segregated funds net assets ($ billions)		17.6		18.2		16.0		17.6		16.0

(1)

See “Non-GAAP and other financial measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders for 2023 and quarterly core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 2022.

(2)	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.

Asia’s net income attributed to shareholders was $84 million in 3Q23 compared with net income attributed to shareholders of $280 million and transitional net income attributed to shareholders of $176 million in 3Q22. The 3Q22 transitional net income attributed to shareholders includes a charge of $104 million from IFRS 9 transitional impacts. Net income attributed to shareholders is comprised of core earnings, which were $522 million in 3Q23 compared with $387 million in 3Q22, and items excluded from core earnings, which amounted to a net charge of $438 million in 3Q23 compared with a net charge of $107 million in 3Q22. Items excluded from core earnings in 3Q22 on a transitional basis amounted to a net charge of $211 million. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders for 3Q23 and quarterly core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 3Q22. See section A2 “Profitability” above, for explanations of the items excluded from core earnings. The changes in core earnings expressed in Canadian dollars were due to the factors described below and additionally, reflected a net $9 million favourable impact due to changes in various foreign currency exchange rates versus the Canadian dollar.

[1]

Effective January 1, 2023, we have made a change to the composition of reporting segments to better align our financial reporting with our business strategy and operations. Our international high net worth business was reclassified from the U.S. segment to the Asia segment (in Asia Other) to reflect the contributions of our Bermuda operations alongside the high net worth business that we report in our Singapore and Hong Kong operations. Refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

Manulife Financial Corporation – Third Quarter 2023	18

Expressed in U.S. dollars, the presentation currency of the segment, net income attributed to shareholders was US$63 million in 3Q23 compared with net income attributed to shareholders of US$216 million and transitional net income attributed to shareholders of US$134 million in 3Q22. Core earnings were US$390 million in 3Q23 compared with US$296 million in 3Q22 and items excluded from core earnings were a net charge of US$327 million in 3Q23 compared with a net charge of US$80 million in 3Q22. Items excluded from core earnings in 3Q22 on a transitional basis were a net charge of US$162 million.

Core earnings in 3Q23 increased 33% compared with 3Q22 driven by higher expected investment income due to higher investment yields and business growth, an increase in CSM amortization in Hong Kong, reflecting the impact of the annual review of actuarial methods and assumptions, and improved new business results on onerous contracts as a result of product actions.

Year-to-date net income attributed to shareholders was US$543 million in 2023 compared with net income attributable to shareholders of US$285 million and transitional net income attributed to shareholders of US$118 million in the same period of 2022. The 2022 year-to-date transitional net income attributed to shareholders includes a charge of US$167 million from IFRS 9 transitional adjustments. Year-to-date core earnings were US$1,104 million in 2023 compared with US$1,027 million in 2022 driven by higher expected investment income due to higher investment yields and business growth, improved new business results on onerous contracts as a result of product actions, and a neutral provision for ECL in 2023 compared with a charge in 2022, partially offset by a slower CSM amortization and less favourable claims experience. Items excluded from year-to-date core earnings were a net charge of US$561 million in 2023 compared with a net charge of US$742 million for the same period of 2022. Items excluded from core earnings in 2022 on a transitional basis amounted to a net charge of US$909 million. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders for 2023, and year-to-date core earnings and year-to-date transitional net income (loss) attributed to shareholders to year-to-date net income (loss) attributed to shareholders for 2022. Expressed in Canadian dollars, year-to-date core earnings reflected a net $40 million favourable impact of changes in various foreign currency exchange rates versus the Canadian dollar.

APE sales in 3Q23 were US$835 million, an increase of 20% compared with 3Q22, driven by growth in Hong Kong and Asia Other. NBV in 3Q23 was US$310 million, an increase of 7% compared with 3Q22 driven by higher sales volumes partially offset by business mix. New business CSM in 3Q23 was US$300 million, an increase of 16% compared with 3Q22, primarily due to higher sales volumes partially offset by business mix. New business value margin (“NBV margin”)1 was 41.9% in 3Q23 compared with 44.9% in 3Q22. Year-to-date APE sales were US$2,582 million in 2023, an increase of 16% compared with the same period of 2022, driven by strong growth in our broker and bancassurance channels in Hong Kong and higher bancassurance sales in Asia Other. Year-to-date NBV and new business CSM in 2023 were US$900 million and US$845 million, an increase of 2% and 12%, respectively, compared with 3Q22, driven by similar reasons noted above for the quarter.

•

Hong Kong APE sales in 3Q23 were US$209 million, an increase of 57% compared with 3Q22. The increase reflected strong growth in our broker and bancassurance channels, primarily driven by a return of demand from MCV customers following the reopening of the border between Hong Kong and mainland China since February 2023. Hong Kong NBV and new business CSM in 3Q23 were US$132 million and US$125 million, an increase of 20% and 29%, respectively, compared with 3Q22 due to higher sales volumes, partially offset by higher proportion of lower margin savings products. Hong Kong NBV margin was 63.0% in 3Q23, a decrease of 19.7 percentage points compared with 3Q22.

•

Japan APE sales in 3Q23 were US$67 million, a decrease of 6% compared with 3Q22 reflecting lower sales in COLI products. Japan NBV was US$32 million in 3Q23, an increase of 21% compared with 3Q22 due to product management actions, partially offset by lower sales volume. Japan NBV margin was 47.2% in 3Q23, an increase of 10.5 percentage points compared with 3Q22. Japan new business CSM was US$22 million in 3Q23, a decrease of 21% compared with 3Q22 due to lower sales volume and model refinements.

[1]	For more information on this metric, see “Non-GAAP and other financial measures” below.

Manulife Financial Corporation – Third Quarter 2023	19

•

Asia Other APE sales in 3Q23 were US$559 million, an increase of 14% compared with 3Q22. Higher bancassurance sales in mainland China and higher broker sales in our International High Net Worth business and in Singapore were partially offset by lower agency and bancassurance sales in Vietnam. Asia Other NBV in 3Q23 was US$146 million, a decrease of 5% compared with 3Q22 due to product mix, partially offset by higher sales volumes. Asia Other NBV margin was 31.6% in 3Q23, a decrease of 3.3 percentage points compared with 3Q22. Asia Other new business CSM in 3Q23 was US$153 million in 3Q23, an increase of 13% compared with 3Q22, driven by higher sales volumes, partially offset by product mix.

CSM net of NCI was US$7,414 million as at September 30, 2023, an increase of US$463 million, net of a US$64 million increase attributed to NCI compared with December 31, 2022. Organic CSM movement was an increase of US$441 million for the nine months ended September 30, 2023 driven by the impact of new insurance business and expected movements related to finance income or expenses, partially offset by amounts recognized for service provided in year-to-date earnings and a net reduction from insurance experience. Inorganic CSM movement was an increase of US$86 million for the nine months ended September 30, 2023 largely due to changes in actuarial methods and assumptions that adjust the CSM, partially offset by the impact of markets from an increase in interest rates and unfavourable equity market performance on certain participating and variable annuity contracts, and strengthening of the U.S. dollar against Asian currencies.

Assets under management were US$118.0 billion as at September 30, 2023, an increase of US$2.9 billion or 5% compared with December 31, 2022, driven by the impact of positive equity market performance in 2023 on invested assets and segregated funds net assets, and business growth.

Business highlights – In 3Q23, we:

•

launched a unified high net worth onboarding platform in Bermuda[1], Hong Kong, and Singapore, to our international brokers to deliver a consistent high touch experience for both distributors and customers by streamlining new business application, underwriting and compliance processes across our three high net worth operations;

•

further automated the claims-handling process in Hong Kong to improve operational efficiency and deliver a better customer experience as we continue to leverage data to enhance our auto-adjudication engine, driving an almost twofold increase of straight-through processed claims compared with 3Q22; and

•

completed the seamless data migration of more than 3 million customers in mainland China as a part of policy administration system modernization. This cloud-native solution enables scale and efficiency, and lays the foundation for improved customer, distributor and partner experience; this milestone will enable faster speed to market through collaborative product development and easier integration with our digital partners’ ecosystems.

[1]	This represents our International High Net Worth business.

Manulife Financial Corporation – Third Quarter 2023	20

B2	Canada[1]

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	3Q23	2Q23	3Q22 Transitional	2023	2022 Transitional
Net income attributed to shareholders(1)	$290	$227	$481	$826	$1,078

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	3Q23	2Q23	3Q22	2023	2022
Profitability:
Net income attributed to shareholders(1)	$290	$227	$853	$826	$(430)
Core earnings(1)	408	374	391	1,135	1,091
Business performance:
Annualized premium equivalent sales	431	322	285	1,046	1,009
Contractual service margin	3,662	3,656	3,558	3,662	3,558
Manulife Bank average net lending assets ($ billions)(2)	25.1	24.9	24.6	25.0	24.0
Assets under management ($ billions)(2)	137.9	144.0	141.2	137.9	141.2
Total invested assets ($ billions)	103.5	108.0	106.4	103.5	106.4
Segregated funds net assets ($ billions)	34.4	36.0	34.8	34.4	34.8

(1)

See “Non-GAAP and other financial measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders for 2023 and quarterly core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 2022.

(2)	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.

Canada’s net income attributed to shareholders was $290 million in 3Q23 compared with net income attributed to shareholders of $853 million and transitional net income attributed to shareholders of $481 million in 3Q22. The 3Q22 transitional net income attributed to shareholders includes a charge of $372 million from IFRS 9 transitional impacts. Net income attributed to shareholders is comprised of core earnings, which were $408 million in 3Q23 compared with $391 million in 3Q22, and items excluded from core earnings, which amounted to a net charge of $118 million in 3Q23 compared with a net gain of $462 million in 3Q22. Items excluded from core earnings in 3Q22 on a transitional basis amounted to a net gain of $90 million. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders for 3Q23 and quarterly core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 3Q22. See section A2 “Profitability” above, for explanations of the items excluded from core earnings.

Core earnings in 3Q23 increased $17 million or 4% compared with 3Q22, reflecting more favourable insurance experience, business growth in Group Insurance and higher expected investment earnings due to higher yields and business growth, partially offset by an increase in the ECL provision, and an increase in the corporate tax rate enacted in 4Q22.

Year-to-date net income attributed to shareholders was $826 million in 2023 compared with a year-to-date net loss attributable to shareholders of $430 million and year-to-date transitional net income attributed to shareholders of $1,078 million in the same period of 2022. The 2022 year-to-date transitional net income includes a gain of $1,508 million from IFRS 9 transitional adjustments. Year-to-date core earnings were $1,135 million in 2023 compared with $1,091 million in the same period of 2022. The increase in year-to-date core earnings of $44 million or 4% reflected higher expected investment earnings from higher yields, more favourable insurance experience, and business growth in Group Insurance, partially offset by slower amortization of CSM on certain VFA contracts, an increase in the ECL provision and the increase in the corporate tax rate enacted in 4Q22. Items excluded from year-to-date core earnings were a net charge of $309 million in 2023 compared with a net charge of $1,521 million for the same period of 2022. Items excluded from year-to-date core earnings in 2022 on a transitional basis amounted to a net charge of $13 million. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders for 2023, and year-to-date core earnings and year-to-date transitional net income (loss) attributed to shareholders to year-to-date net income (loss) attributed to shareholders for 2022.

[1]

Effective January 1, 2023, refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

Manulife Financial Corporation – Third Quarter 2023	21

APE sales of $431 million in 3Q23 increased by $146 million or 51% compared with 3Q22.

•

Individual insurance APE sales in 3Q23 of $250 million increased $148 million or 145% compared with 3Q22, primarily due to a large affinity markets sale, partially offset by lower participating life insurance sales.

•	Group insurance APE sales in 3Q23 of $135 million increased $2 million or 2% compared with 3Q22, primarily due to higher small business and mid-size sales, partially offset by lower large-case sales.

•	Annuities APE sales in 3Q23 of $46 million decreased $4 million or 8% compared with 3Q22, primarily due to lower sales of segregated fund products.

Year-to-date APE sales in 2023 were $1,046 million, $37 million or 4% higher than in the same period of 2022, primarily due to a large affinity markets sale, higher small business and mid-size group insurance sales, partially offset by lower Annuities sales of segregated fund products and lower large-case Group Insurance sales.

CSM was $3,662 million as at September 30, 2023, a decrease of $13 million compared with December 31, 2022. Organic CSM movement was an increase of $25 million for the nine months ended September 30, 2023 driven by the impact of new insurance business, expected movements related to finance income or expenses, and insurance experience gains, partially offset by amounts recognized for service provided in year-to-date earnings. Inorganic CSM movement was a decrease of $38 million for the nine months ended September 30, 2023 reflecting the unfavourable impact of markets primarily related to equity market experience on certain variable annuity contracts, partially offset by changes in actuarial methods and assumptions that adjust the CSM.

Manulife Bank average net lending assets for the quarter were $25.1 billion as at September 30, 2023, up $0.4 billion or 1% compared with December 31, 2022, driven by improved retention and business growth.

Assets under management were $137.9 billion as at September 30, 2023, a decrease of $4.7 billion or 3% compared with December 31, 2022, due to lower total invested assets, primarily reflecting the impact of higher interest rates, and lower segregated funds net assets, driven by net outflows.

Business highlights – In 3Q23, we:

•

announced a strategic partnership with League, a leading healthcare technology provider, to offer our group benefits members more integrated digital healthcare experiences, enabling them to connect their benefits directly with healthcare options. This partnership continues our digitization efforts to meet growing demand for more personalized digital experiences that help customers understand their health, focus on prevention, access care, and better comprehend and optimize their benefits;

•

expanded our Personalized Medicine program to all Group Benefits extended healthcare plans, making this service available to more customers, while enabling them to learn about medications that best meet their needs and work with healthcare providers on customized treatment plans that can lead to better outcomes; and

•

completed a successful communication campaign highlighting the ease and speed of online claims submission with our Group Benefits customers which led to a 15%-increase in Manulife Mobile app downloads, and an increase of more than 1 million claims initiated through digital channels since the beginning of the year.

Manulife Financial Corporation – Third Quarter 2023	22

B3	U.S.[1]

	Quarterly Results						YTD Results
($ millions, unless otherwise stated)		3Q23		2Q23		3Q22 Transitional		2023		2022 Transitional
Canadian dollars
Net income attributed to shareholders(1)		$72		$183		$314		$441		$1,554
U.S. dollars
Net income attributed to shareholders(1)	US$	53	US$	136	US$	241	US$	327	US$	1,218

($ millions, unless otherwise stated)	Quarterly Results						YTD Results
Canadian dollars		3Q23		2Q23		3Q22		2023		2022
Profitability:
Net income attributed to shareholders(1)		$72		$183		$(447)		$441		$(2,272)
Core earnings(1)		442		458		437		1,285		1,158
Business performance:
Annualized premium equivalent sales		106		130		149		370		456
Contractual service margin		3,651		4,106		4,185		3,651		4,185
Assets under management ($ billions)		193.6		199.4		197.6		193.6		197.6
Total invested assets ($ billions)		128.8		132.1		133.6		128.8		133.6
Total segregated funds invested net assets ($ billions)		64.8		67.3		64.0		64.8		64.0
U.S. dollars
Profitability:
Net income attributed to shareholders(1)	US$	53	US$	136	US$	(342)	US$	327	US$	(1,776)
Core earnings(1)		329		341		335		955		901
Business performance:
Annualized premium equivalent sales		79		97		115		275		356
Contractual service margin		2,695		3,104		3,046		2,695		3,046
Assets under management ($ billions)		143.2		150.7		143.8		143.2		143.8
Total invested assets ($ billions)		95.3		99.8		97.2		95.3		97.2
Total segregated funds invested net assets ($ billions)		47.9		50.9		46.6		47.9		46.6

(1)

See “Non-GAAP and other financial measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders for 2023 and quarterly core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 2022.

U.S.’s net income attributed to shareholders was $72 million in 3Q23 compared with a net loss attributed to shareholders of $447 million and transitional net income attributed to shareholders of $314 million in 3Q22. The 3Q22 transitional net income attributed to shareholders includes a gain of $761 million from IFRS 9 transitional impacts. Net income attributed to shareholders is comprised of core earnings, which were $442 million in 3Q23 compared with $437 million in 3Q22, and items excluded from core earnings, which amounted to a net charge of $370 million in 3Q23 compared with a net charge of $884 million in 3Q22. Items excluded from core earnings in 3Q22 on a transitional basis amounted to a net charge of $123 million. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders for 3Q23 and quarterly core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 3Q22. See section A2 “Profitability” above, for explanations of the items excluded from core earnings. The changes in core earnings expressed in Canadian dollars were due to the factors described below and additionally, reflected a $11 million favourable impact from the strengthening of the U.S. dollar compared with the Canadian dollar.

[1]

Effective January 1, 2023, we have made a number of changes to the composition of reporting segments to better align our financial reporting with our business strategy and operations. Our international high net worth business was reclassified from U.S. Insurance in the U.S. segment to the Asia segment to reflect the contributions of our Bermuda operations alongside the high net worth business that we report in our Singapore and Hong Kong operations. Refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

Manulife Financial Corporation – Third Quarter 2023	23

Expressed in U.S. dollars, the functional currency of the segment, net income attributed to shareholders was US$53 million in 3Q23 compared with a net loss attributed to shareholders of US$342 million and transitional net income attributed to shareholders of US$241 million in 3Q22. Core earnings were US$329 million in 3Q23 compared with US$335 million in 3Q22 and items excluded from core earnings were a net charge of US$276 million in 3Q23 compared with a net charge of US$677 million in 3Q22. Items excluded from core earnings on a transitional basis in 3Q22 were a net charge of US$94 million.

Core earnings decreased US$6 million or 2% compared with 3Q22 reflecting an increase in the ECL provision primarily related to electric utility bonds and private placements compared with a reduction in the provision in 3Q22, and lower CSM amortization reflecting the impact of the annual review of actuarial methods and assumptions as well as slower CSM amortization on certain VFA contracts. These impacts were partially offset by an increase in expected investment earnings driven by higher investment yields and business growth and improved insurance experience primarily due to net favourable claims experience. Net favourable claims experience included in core earnings was primarily due to favourable life experience, partially offset by unfavourable long-term care claims experience.

Year-to-date net income attributed to shareholders was US$327 million in 2023 compared with a net loss attributable to shareholders of US$1,776 million and transitional net income attributed to shareholders of US$1,218 million in the same period of 2022. The 2022 year-to-date transitional net income includes a gain of US$2,994 million from IFRS 9 transitional adjustments. Year-to-date core earnings were US$955 million in 2023 compared with US$901 million in the same period of 2022. Year-to-date core earnings increased US$54 million mainly due to increased expected investment earnings due to higher investment yields and business growth as well as improved, although unfavourable, insurance experience primarily driven by the non-recurrence of excess mortality claims related to COVID-19 in the first quarter of 2022. These impacts were partially offset by an increase in the ECL provision in 2023 primarily related to commercial mortgages, electric utility bonds and private placements compared with a reduction in the provision in 2022, and lower CSM recognized into earnings due to a slower CSM amortization on certain VFA contracts, the reinsurance of a significant portion of the variable annuities block in the prior year, and the impact of the annual review of actuarial methods and assumptions. Long-term care experience included in core earnings was more unfavourable. Items excluded from year-to-date core earnings were a net charge of US$628 million in 2023 compared with a net charge of US$2,677 million for the same period of 2022. Items excluded from core earnings in 2022 on a transitional basis amounted to a net gain of US$317 million. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders for 2023 and year-to-date core earnings and year-to-date transitional net income (loss) to shareholders to year-to-date net income (loss) attributed to shareholders for 2022. Expressed in Canadian dollars, year-to-date core earnings reflected a $59 million favourable impact of changes in foreign currency exchange rates versus the Canadian dollar.

APE sales in 3Q23 of US$79 million decreased 31% compared with 3Q22 due to the adverse impact of higher short-term interest rates on accumulation insurance products, particularly for our affluent customers. Year-to-date APE sales in 2023 of US$275 million decreased 23% compared with the same period of 2022 due to the reason outlined above. APE sales of products with the John Hancock Vitality PLUS feature represented 71% and 73% of overall U.S. sales in 3Q23 and year-to-date 2023, respectively, compared with 74% and 72% in the same periods of 2022.

CSM was US$2,695 million as at September 30, 2023, a decrease of US$358 million compared with December 31, 2022. Organic CSM movement was an increase of US$26 million for the nine months ended September 30, 2023 driven by the impact of new insurance business and expected movements related to finance income or expenses, partially offset by amounts recognized for service provided in year-to-date earnings and a net reduction from insurance experience. The net unfavourable insurance experience in organic CSM movement was due to unfavourable life insurance lapse and claims experience partially offset by favourable long-term care and annuities claims and lapse experience. Inorganic CSM movement was a decrease of US$384 million for the nine months ended September 30, 2023 mainly due to changes in actuarial methods and assumptions primarily related to life insurance, partially offset by favourable market impacts from equity market experience and higher interest rates primarily on variable annuity contracts.

Manulife Financial Corporation – Third Quarter 2023	24

Assets under management were US$143.2 billion as at September 30, 2023, a decrease of US$3.8 billion or 3% compared with December 31, 2022. The decrease in total invested assets and segregated funds net assets was primarily due to the impact from markets, reflecting changes in interest rates and equity markets.

Business highlights – In 3Q23, we:

•

expanded our reach into the employer market by introducing a Premier Benefit Indexed Universal Life product. This permanent life insurance product, available through the workplace, offers a streamlined digital process for employees to purchase individual coverage and includes our John Hancock Vitality PLUS feature;

•

launched a distribution relationship with JPMorgan Chase & Co. enabling new sales of our suite of products, including our John Hancock Vitality program, through its network of more than 6,900 advisors;

•

furthered our mission of helping customers live longer, healthier, better lives and differentiating ourselves from other life insurance carriers by hosting ‘Longer.Healthier.Better.’ – the first longevity symposium in the industry – that brought together 250 life insurance brokers, leadership from reinsurance companies, media, and local government officials to give them a first-hand look at the innovations and science shaping the future of longevity; and

•

continued to optimize our digital capabilities to create a more seamless, digital customer experience through the launch of single sign-on for John Hancock Vitality customers between John Hancock Life and Vitality websites, improvement of the website navigation of our producer portal, and enhancement of the interactive voice response authentication enabling 31% of inbound calls to be completed with no human interaction in the quarter.

B4	Global Wealth and Asset Management[1]

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	3Q23	2Q23	3Q22	2023	2022
Profitability:
Net income attributed to shareholders(1)	$318	$317	$287	$932	$720
Core earnings(1)	361	320	354	968	1,025
Core EBITDA(2)	480	424	465	1,297	1,384
Core EBITDA margin (%)(3)	26.9%	24.6%	28.9%	24.7%	28.4%
Business performance:
Sales
Wealth and asset management gross flows	34,274	35,152	31,992	108,241	104,452
Wealth and asset management net flows	(795)	2,187	3,047	5,832	11,543
Assets under management and administration ($ billions)	806.7	819.6	751.3	806.7	751.3
Total invested assets ($ billions)	6.7	5.5	5.6	6.7	5.6
Segregated funds net assets ($ billions)	233.9	238.7	214.5	233.9	214.5
Average assets under management and administration ($ billions)(2)	813.1	814.9	773.6	812.3	787.9

(1)

See “Non-GAAP and other financial measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders for 2023 and quarterly core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 2022. Transitional impacts in Global WAM are not material.

(2)	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.
(3)	This item is a non-GAAP ratio. See “Non-GAAP and other financial measures” below for more information.

[1]

Effective January 1, 2023, we have made a number of changes to the composition of reporting segments to better align our financial reporting with our business strategy and operations. Our investment in the start-up capital of segregated and mutual funds, and investment-related revenue and expense were reclassified from the Corporate and Other segment to the Global WAM segment to more closely align with Global WAM’s management practices. Refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

Manulife Financial Corporation – Third Quarter 2023	25

Global WAM’s net income attributed to shareholders was $318 million in 3Q23 compared with $287 million in 3Q22. Net income attributed to shareholders is comprised of core earnings, which were $361 million in 3Q23 compared with $354 million in 3Q22, and items excluded from core earnings, which amounted to a net charge of $43 million in 3Q23 compared with a net charge of $67 million in 3Q22. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders for 3Q23 and quarterly core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 3Q22. See section A2 “Profitability” above, for explanations of the items excluded from core earnings.

Core earnings in 3Q23 were in line with 3Q22, driven by an increase in net fee income from higher average AUMA and higher performance fees in Institutional Asset Management, offset by an increase in performance-related costs.

Core EBITDA was $480 million in 3Q23, an increase of 1% compared with 3Q22, driven by similar factors as noted above for core earnings. Core EBITDA margin was 26.9% in 3Q23, a decrease of 200 basis points compared with 3Q22, driven by an increase in performance-related costs. See section E3 “Non-GAAP and other financial measures” below, for additional information on core EBITDA and core EBITDA margin.

Year-to-date net income attributed to shareholders was $932 million in 2023 compared with $720 million in the same period of 2022 and year-to-date core earnings were $968 million in 2023 compared with $1,025 million in the same period of 2022. The decrease in year-to-date core earnings of $57 million or 8% reflected an increase in performance-related costs and lower earnings from seed capital investments due to repatriations. This was partially offset by an increase in net fee income from higher fee spreads and higher performance fees in Institutional Asset Management. Items excluded from year-to-date core earnings were a net charge of $36 million in 2023 compared with a net charge of $305 million in the same period of 2022. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders for 2023 and year-to-date core earnings and year-to-date transitional net income (loss) attributed to shareholders to year-to-date net income (loss) attributed to shareholders for 2022.

Year-to-date core EBITDA was $1,297 million in 2023 compared with $1,384 million in the same period of 2022. The decrease in year-to-date core EBITDA of $87 million or 9% was driven by similar factors as noted above for year-to-date core earnings. Year-to-date core EBITDA margin was 24.7% in 2023 compared with 28.4% in the same period of 2022. The decrease of 370 basis points was mainly driven by an increase in performance-related costs. See section E3 “Non-GAAP and other financial measures” below, for additional information on year-to-date core EBITDA and year-to-date core EBITDA margin.

Gross flows were $34.3 billion in 3Q23, an increase of 5%1 compared with 3Q22. By business line, the results were:

•	Retirement gross flows in 3Q23 were $13.6 billion, an increase of 4% compared with 3Q22, driven by growth in member contributions.

•

Retail gross flows in 3Q23 were $14.8 billion, a decrease of 5% compared with 3Q22, reflecting lower demand as investors continued to favour short-term cash and money market instruments amid market volatility and higher interest rates. This was partially offset by higher gross flows in mainland China that include the impact of acquiring full ownership of MFM in 4Q22 and the launch of our Global Semiconductors strategy in Japan.

•

Institutional Asset Management gross flows in 3Q23 were $5.8 billion, an increase of 56% compared with 3Q22, primarily driven by higher sales in mainland China and the impact of acquiring full ownership interest of MFM as mentioned above, as well as higher sales in equity, fixed income, and agriculture mandates.

[1]	Percentage growth / declines in gross flows is stated on a constant exchange rate basis.

Manulife Financial Corporation – Third Quarter 2023	26

Year-to-date gross flows were $108.2 billion in 2023, in line with the same period of 2022. Higher retail and institutional sales in mainland China from acquiring full ownership interest of MFM, and new institutional product launches totaling $1.6 billion in the first quarter of 2023, coupled with higher sales in fixed income mandates were offset by lower retail sales from lower investor demand as noted above.

Net outflows were $0.8 billion in 3Q23 compared with net inflows of $3.0 billion in 3Q22. By business line, the results were:

•	Net outflows in Retirement were $3.4 billion in 3Q23 compared with net inflows of $1.4 billion in 3Q22 driven entirely by a large-case pension plan redemption in the U.S.

•

Net outflows in Retail were $0.2 billion in 3Q23 compared with net inflows of $1.0 billion in 3Q22, reflecting lower demand as investors continued to favour short-term cash and money market instruments amid market volatility and higher interest rates. This was partially offset by the launch of the new strategy in Japan and higher net inflows in mainland China from acquiring full ownership of MFM in 4Q22.

•

Net inflows in Institutional Asset Management were $2.8 billion in 3Q23 compared with inflows of $0.6 billion in 3Q22, driven by higher net flows in fixed income mandates, and higher sales of equity and agriculture mandates, as well as the impact of the MFM acquisition.

Year-to-date net inflows were $5.8 billion in 2023, compared with $11.5 billion in the same period of 2022. The decrease was primarily due to higher pension plan redemptions in Retirement, and lower Retail sales from lower investor demand. This was partially offset by lower mutual fund redemption rates, and the launch of new products in Institutional Asset Management in 2023 as well as the impact of the MFM acquisition as mentioned above.

Assets under management and administration of $806.7 billion as at September 30, 2023 increased 4% compared with December 31, 2022. The increase was driven by the favourable year-to-date impact of markets and net inflows. As at September 30, 2023, Global WAM also managed $201.4 billion in assets for the Company’s non-WAM reporting segments. Including those managed assets, AUMA managed by Global WAM1 was $1,008.2 billion compared with $984.3 billion as at December 31, 2022.

Segregated funds net assets were $233.9 billion as at September 30, 2023, 4% higher compared with December 31, 2022 on an actual exchange rate basis, driven by the favourable year-to-date impact of markets.

Business highlights – In 3Q23, we:

•

continued to fulfil investor needs for wealth solutions through the expansion of our offerings with the launch of the Global Semiconductors strategy in Japan which garnered more than $0.7 billion in net flows during the quarter, as well as the launch of a Municipal Opportunities Separately Managed Account in U.S. Retail, built on our mutual fund of the same name; and

•

accelerated customer adoption of digital applications in Canada Retirement through our “Say Goodbye to Paper” campaign which contributed to a 165% increase in members converting to e-statements over the 3-month campaign period and an increase in satisfaction in their digital experience over the prior quarter.

[1]	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.

Manulife Financial Corporation – Third Quarter 2023	27

B5	Corporate and Other[1]

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	3Q23	2Q23	3Q22 Transitional	2023	2022 Transitional
Net income (loss) attributed to shareholders(1)	$249	$168	$(481)	$512	$(1,236)

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	3Q23	2Q23	3Q22	2023	2022
Net income (loss) attributed to shareholders(1)	$249	$168	$(482)	$512	$(1,234)
Core earnings (loss)(1)	10	12	(230)	39	(332)

(1)

See “Non-GAAP and other financial measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders for 2023 and quarterly core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 2022.

Corporate and Other is composed of investment performance on assets backing capital, net of amounts allocated to operating segments; financing costs; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); our Property and Casualty (“P&C”) Reinsurance business; as well as our run-off reinsurance operation including variable annuities and accident and health. In addition, for segment reporting purposes, consolidations and eliminations of transactions between operating segments are also included in Corporate and Other earnings.

Corporate and Other reported net income attributed to shareholders of $249 million in 3Q23 compared with a net loss attributed to shareholders of $482 million and transitional net loss attributed to shareholders of $481 million for 3Q22. The 3Q22 transitional net loss includes a gain of $1 million from IFRS 9 transitional impacts. Net income attributed to shareholders is comprised of core earnings, which was $10 million in 3Q23 compared with a core loss of $230 million in 3Q22, and the items excluded from core earnings which amounted to a net gain of $239 million in 3Q23 compared with a net charge of $252 million in 3Q22. Items excluded from core earnings in 3Q22 on a transitional basis amounted to a charge of $251 million. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders for 3Q23 and quarterly core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 3Q22. See section A2 “Profitability” above, for explanations of the items excluded from core earnings.

The $240 million increase in core earnings was primarily related to the non-recurrence of a $256 million charge in our P&C Reinsurance business for estimated losses relating to Hurricane Ian in 3Q22 and higher yields on debt instruments, net of higher cost of debt financing. These items were partially offset by higher core expenses due to higher performance-related costs as well as investments in technology.

Year-to-date net income attributed to shareholders was $512 million in 2023 compared with a net loss attributable to shareholders of $1,234 million and a transitional net loss attributed to shareholders of $1,236 million in the same period of 2022. The year-to-date transitional net loss attributed to shareholders in 2022 includes a charge of $2 million from IFRS 9 transitional adjustments. The year-to-date core earnings was $39 million in 2023 compared with a core loss of $332 million in the same period of 2022. The increase in the year-to-date core earnings of $371 million was primarily driven by similar reasons mentioned above. Items excluded from the year-to-date core earnings were a net gain of $473 million in 2023 compared with a net charge of $902 million in the same period of 2022. Items excluded from year-to-date core earnings in 2022 on a transitional basis amounted to a net charge of $904 million. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders for 2023 and year-to-date core earnings and year-to-date transitional net income (loss) attributed to shareholders to year-to-date net income (loss) attributed to shareholders for 2022.

[1]

Effective January 1, 2023, we have made a number of changes to the composition of reporting segments to better align our financial reporting with our business strategy and operations. Our investment in the start-up capital of segregated and mutual funds, and investment-related revenue and expense were reclassified from the Corporate and Other segment to the Global WAM segment to more closely align with Global WAM’s management practices. Refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

Manulife Financial Corporation – Third Quarter 2023	28

C	RISK MANAGEMENT AND RISK FACTORS UPDATE

This section provides an update to our risk management practices and risk factors outlined in the 2022 MD&A. Text and tables in this section of the MD&A represent our disclosure on insurance, market, and liquidity risk in accordance with IFRS 7 “Financial Instruments – Disclosures” and/or IFRS 17 “Insurance Contracts”. Disclosures in accordance with IFRS 7 and/or IFRS 17 are identified by a vertical line in the left margin of each page. The identified text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.

C1	Variable annuity and segregated fund guarantees

As described in the MD&A in our 2022 Annual Report, guarantees on variable annuity products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guarantee values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2023 to 2043.

We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section C3 “Publicly traded equity performance risk” below).

The table below shows selected information regarding the Company’s variable annuity and segregated fund investment-related guarantees gross and net of reinsurance.

Variable annuity and segregated fund guarantees, net of reinsurance

	September 30, 2023			December 31, 2022
As at ($ millions)	Guarantee value(1)	Fund value	Amount at risk(1),(2),(3)	Guarantee value(1)	Fund value	Amount at risk(1),(2),(3)
Guaranteed minimum income benefit	$4,055	$2,620	$1,443	$4,357	$2,723	$1,639
Guaranteed minimum withdrawal benefit	35,944	32,149	5,450	38,319	34,203	5,734
Guaranteed minimum accumulation benefit	19,344	19,226	231	20,035	19,945	221
Gross living benefits(4)	59,343	53,995	7,124	62,711	56,871	7,594
Gross death benefits(5)	9,570	15,448	1,738	10,465	15,779	2,156
Total gross of reinsurance	68,913	69,443	8,862	73,176	72,650	9,750
Living benefits reinsured	25,365	22,394	4,547	26,999	23,691	4,860
Death benefits reinsured	3,579	2,516	848	3,923	2,636	1,061
Total reinsured	28,944	24,910	5,395	30,922	26,327	5,921
Total, net of reinsurance	$39,969	$44,533	$3,467	$42,254	$46,323	$3,829

(1)	Guarantee Value and Net Amount at Risk in respect of guaranteed minimum withdrawal business in Canada and the U.S. reflect the time value of money of these claims.
(2)	Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance and assumes that all claims are immediately payable. In practice, guaranteed death benefits are contingent and only payable upon the eventual death of policyholders if fund values remain below guarantee values. For guaranteed minimum withdrawal benefit, the amount at risk assumes that the benefit is paid as a lifetime annuity commencing at the earliest contractual income start age. These benefits are also contingent and only payable at scheduled maturity/income start dates in the future, if the policyholders are still living and have not terminated their policies and fund values remain below guarantee values. For all guarantees, the amount at risk is floored at zero at the single contract level.
(3)	The amount at risk net of reinsurance at September 30, 2023 was $3,467 million (December 31, 2022 – $3,829 million) of which: US$601 million (December 31, 2022 – US$737 million) was on our U.S. business, $2,105 million (December 31, 2022 – $2,154 million) was on our Canadian business, US$183 million (December 31, 2022 – US$275 million) was on our Japan business and US$223 million (December 31, 2022 – US$224 million) was related to Asia (other than Japan) and our run-off reinsurance business.
(4)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 5.
(5)	Death benefits include standalone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

Manulife Financial Corporation – Third Quarter 2023	29

C2	Caution related to sensitivities

In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in liabilities from updates to non-economic assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders or on MLI’s LICAT ratio will be as indicated.

Market movements affect LICAT capital sensitivities through the available capital, surplus allowance and required capital components of the regulatory capital framework. The LICAT available capital component is primarily affected by total comprehensive income and the CSM.

C3	Publicly traded equity performance risk

As outlined in our 2022 Annual Report, we have net exposure to equity risk through asset and liability mismatches; our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of insurance contract liabilities to all risks associated with the guarantees embedded in these products. The macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other unhedged exposures in our insurance contracts (see page 60 of our 2022 Annual Report).

Changes in public equity prices may impact other items including, but not limited to, asset-based fees earned on assets under management and administration or policyholder account value, and estimated profits and amortization of deferred policy acquisition and other costs. These items are not hedged.

The tables below include the potential impacts from an immediate 10%, 20% and 30% change in market values of publicly traded equities on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the change in the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on net income attributed to shareholders.

This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occur as a result of market changes.

It is also important to note that these estimates are illustrative, and that the dynamic and macro hedging programs may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable. The adoption of IFRS 17 did not change the method or assumptions used for deriving sensitivity information.

Changes in equity markets impact our available and required components of the LICAT ratio. The second set of tables shows the potential impact to MLI’s LICAT ratio resulting from changes in public equity market values.

Manulife Financial Corporation – Third Quarter 2023	30

Potential immediate impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at September 30, 2023	Net income attributed to shareholders
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity
Variable annuity guarantees(2)	$(2,420)	$(1,500)	$(700)	$590	$1,100	$1,520
General fund equity investments(3)	(1,280)	(820)	(390)	390	770	1,150
Total underlying sensitivity before hedging	(3,700)	(2,320)	(1,090)	980	1,870	2,670
Impact of macro and dynamic hedge assets(4)	850	520	240	(200)	(350)	(480)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(2,850)	(1,800)	(850)	780	1,520	2,190
Impact of reinsurance	1,540	960	450	(390)	(730)	(1,020)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$(1,310)	$(840)	$(400)	$390	$790	$1,170

As at December 31, 2022	Net income attributed to shareholders
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity
Variable annuity guarantees(2)	$(2,110)	$(1,310)	$(610)	$530	$980	$1,360
General fund equity investments(3)	(1,450)	(920)	(420)	400	780	1,170
Total underlying sensitivity before hedging	(3,560)	(2,230)	(1,030)	930	1,760	2,530
Impact of macro and dynamic hedge assets(4)	930	570	260	(220)	(400)	(540)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(2,630)	(1,660)	(770)	710	1,360	1,990
Impact of reinsurance	1,170	740	350	(310)	(580)	(810)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$(1,460)	$(920)	$(420)	$400	$780	$1,180

(1)	See “Caution related to sensitivities” above.
(2)	For variable annuity contracts measured under VFA the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted the full impact is reported in net income attributed to shareholders.
(3)	This impact for general fund equity investments includes general fund investments supporting our insurance contract liabilities, investment in seed money investments (in segregated and mutual funds made by Global WAM segment) and the impact on insurance contract liabilities related to the projected future fee income on variable universal life and other unit linked products. The impact does not include any potential impact on public equity weightings. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.
(4)	Includes the impact of assumed rebalancing of equity hedges in the macro and dynamic hedging program. The impact of dynamic hedge represents the impact of equity hedges offsetting 95% of the dynamically hedged variable annuity liability movement that occurs as a result of market changes, but does not include any impact in respect of other sources of hedge accounting ineffectiveness (e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors).

Manulife Financial Corporation – Third Quarter 2023	31

Potential immediate impact on contractual service margin, other comprehensive income to shareholders, total comprehensive income to shareholders and MLI’s LICAT ratio from changes to public equity market values(1),(2),(3)

As at September 30, 2023	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity guarantees reported in CSM	$(3,830)	$(2,390)	$(1,120)	$980	$1,840	$2,600
Impact of risk mitigation - hedging(4)	1,110	680	310	(250)	(460)	(620)
Impact of risk mitigation - reinsurance(4)	1,950	1,220	570	(500)	(920)	(1,290)
VA net of risk mitigation	(770)	(490)	(240)	230	460	690
General fund equity	(730)	(500)	(260)	260	530	780
Contractual service margin ($ millions, pre-tax)	$(1,500)	$(990)	$(500)	$490	$990	$1,470
Other comprehensive income attributed to shareholders ($ millions, post-tax)(5)	$(760)	$(500)	$(250)	$240	$470	$690
Total comprehensive income attributed to shareholders ($ millions, post-tax)	$(2,070)	$(1,340)	$(650)	$630	$1,260	$1,860
MLI’s LICAT ratio (change in percentage points)	(4)	(2)	(1)	1	2	3

As at December 31, 2022, except MLI LICAT, which is as at January 1, 2023(6)	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity guarantees reported in CSM	$(3,410)	$(2,140)	$(1,010)	$890	$1,670	$2,360
Impact of risk mitigation - hedging(4)	1,200	740	340	(280)	(510)	(690)
Impact of risk mitigation - reinsurance(4)	1,480	930	440	(390)	(730)	(1,030)
VA net of risk mitigation	(730)	(470)	(230)	220	430	640
General fund equity	(520)	(370)	(210)	240	490	730
Contractual service margin ($ millions, pre-tax)	$(1,250)	$(840)	$(440)	$460	$920	$1,370
Other comprehensive income attributed to shareholders ($ millions, post-tax)(5)	$(620)	$(410)	$(210)	$210	$400	$600
Total comprehensive income attributed to shareholders ($ millions, post-tax)	$(2,080)	$(1,330)	$(630)	$610	$1,180	$1,780
MLI’s LICAT ratio (change in percentage points)(6)	(3)	(2)	(1)	1	2	3

(1)	See “Caution related to sensitivities” above.
(2)	This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occur as a result of market changes.
(3)	The Office of the Superintendent of Financial Institutions (“OSFI”) rules for segregated fund guarantees reflect full capital impacts of shocks over 20 quarters within a prescribed range. As such, the deterioration in equity markets could lead to further increases in capital requirements after the initial shock.
(4)	For variable annuity contracts measured under VFA the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted the full impact is reported in net income attributed to shareholders.
(5)	The impact of financial risk and changes to interest rates for variable annuity contracts is not expected to generate sensitivity in Other Comprehensive Income.
(6)	LICAT capital sensitivity is based on the 2023 LICAT guideline that became effective January 1, 2023.

C4	Interest rate and spread risk sensitivities and exposure measures

As at September 30, 2023, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a benefit of $100 million, and to a 50 basis point parallel increase in interest rates to be a charge of $100 million.

The table below includes the potential impacts from a 50 basis point parallel move in interest rates on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. This includes a change in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates. Also shown separately are the potential impacts from a 50 basis point parallel move in corporate spreads and a 20 basis point parallel move in swap spreads. The impacts reflect the net impact of movements in asset values in liability and surplus segments and movements in the present value of cash flows for insurance contracts including those with cash flows that vary with the returns of underlying items where the present value is measured by stochastic modelling. The adoption of IFRS 17 did not change the method or assumptions used for deriving sensitivity information.

Manulife Financial Corporation – Third Quarter 2023	32

The disclosed interest rate sensitivities reflect the accounting designations of our financial assets and corresponding insurance contract liabilities. In most cases these assets and liabilities are designated as fair value through other comprehensive income (“FVOCI”) and as a result, impacts from changes to interest rates are largely in other comprehensive income. There are also changes in interest rates that impact the CSM for VFA contracts that relate to amounts that are not passed through to policyholders. In addition, changes in interest rates impacts net income as it relates to derivatives not in hedge accounting relationships and on VFA contracts where the CSM has been exhausted.

The disclosed interest rate sensitivities assume no hedge accounting ineffectiveness, as our hedge accounting programs are optimized for parallel movements in interest rates, leading to immaterial net income impacts under these shocks. However, the actual hedge accounting ineffectiveness is sensitive to non-parallel interest rate movements and will depend on the shape and magnitude of the interest rate movements which could lead to variations in the impact to net income attributed to shareholders.

Our sensitivities vary across all regions in which we operate, and the impacts of yield curve changes will vary depending upon the geography where the change occurs. Furthermore, the impacts from non-parallel movements may be materially different from the estimated impacts of parallel movements.

The interest rate and spread risk sensitivities are determined in isolation of each other and therefore do not reflect the combined impact of changes in government rates and credit spreads between government, swap and corporate rates occurring simultaneously. As a result, the impact of the summation of each individual sensitivity may be materially different from the impact of sensitivities to simultaneous changes in interest rate and spread risk.

The potential impacts also do not take into account other potential effects of changes in interest rate levels, for example, contractual service margin at recognition on the sale of new business or lower interest earned on future fixed income asset purchases.

The impacts do not reflect any potential effect of changing interest rates on the value of our ALDA. Rising interest rates could negatively impact the value of our ALDA (see “Critical Actuarial and Accounting Policies – Fair Value of Invested Assets”, on page 96 of our 2022 Annual Report). More information on ALDA can be found under the section C5 “Alternative long-duration asset performance risk”.

A reduction in interest rates results in a neutral impact to the LICAT ratio while a rise in interest rates results in a small improvement to the LICAT ratio. This reflects the sum of the impacts on total comprehensive income, the LICAT adjustments to earnings for the CSM and the surplus allowance.

Manulife Financial Corporation – Third Quarter 2023	33

Potential impacts on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders of an immediate parallel change in interest rates, corporate spreads or swap spreads relative to current rates(1),(2),(3),(4)

As at September 30, 2023	Interest rates		Corporate spreads		Swap spreads
($ millions, post-tax except CSM)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM	$100	$(200)	$–	$(200)	$–	$–
Net income attributed to shareholders	100	(100)	–	–	100	(100)
Other comprehensive income attributed to shareholders	(400)	400	(200)	200	(100)	100
Total comprehensive income attributed to shareholders	(300)	300	(200)	200	–	–

As at December 31, 2022	Interest rates(2),(3)		Corporate spreads(4)		Swap spreads(4)
($ millions, post-tax except CSM)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM	$(100)	$–	$(100)	$–	$–	$–
Net income attributed to shareholders	100	(100)	–	–	100	(100)
Other comprehensive income attributed to shareholders	(300)	200	–	–	(100)	100
Total comprehensive income attributed to shareholders	(200)	100	–	–	–	–

(1)	See “Caution related to sensitivities” above.
(2)	Estimates include changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates.
(3)	Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.
(4)	The participating policy funds are largely self-supporting and generate no material impact as a result of changes in corporate and swap spreads.

Swap spreads remain at low levels, and if they were to rise, this could generate material changes to net income attributed to shareholders.

Potential impact on MLI’s LICAT ratio of an immediate parallel change in interest rates, corporate spreads or swap spreads relative to current rates(1),(2),(3),(4),(5)

As at September 30, 2023	Interest rates		Corporate spreads		Swap spreads
(change in percentage points)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
MLI’s LICAT ratio	(1)	1	(3)	2	–	–

As at January 1, 2023(6)	Interest rates		Corporate spreads		Swap spreads
(change in percentage points)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
MLI’s LICAT ratio	(1)	1	(3)	3	–	–

(1)	See “Caution related to sensitivities” above.
(2)	In addition, estimates include changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates.
(3)	Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.
(4)	LICAT impacts reflect the impact of anticipated scenario switches.
(5)	Under LICAT, spread movements are determined from a selection of investment grade bond indices with BBB and better bonds for each jurisdiction. For LICAT, we use the following indices: FTSE TMX Canada All Corporate Bond Index, Barclays USD Liquid Investment Grade Corporate Index, and Nomura-BPI (Japan). LICAT impacts presented for corporate spreads reflect the impact of anticipated scenario switches.
(6)	LICAT capital sensitivity is based on the 2023 LICAT guideline that became effective January 1, 2023.

LICAT Scenario Switch

When interest rates change past a certain threshold, reflecting the combined movement in risk-free rates and corporate spreads, a different prescribed interest rate stress scenario needs to be taken into account in the LICAT ratio calculation in accordance with OSFI’s LICAT guideline.

The LICAT guideline specifies four stress scenarios for interest rates and prescribes the methodology to determine the most adverse scenario to apply for each LICAT geographic region1 based on current market inputs and the Company’s balance sheet.

[1]	LICAT geographic locations to determine the most adverse scenario include North America, the United Kingdom, Europe, Japan, and Other Region.

Manulife Financial Corporation – Third Quarter 2023	34

With the current level of interest rates in 3Q23, the probability of a scenario switch that could materially impact our LICAT ratio is low.1 Should a scenario switch be triggered in a LICAT geographic region, the full impact would be reflected immediately for non-participating products while the impact for participating products would be reflected over six quarters using a rolling average of interest rate risk capital, in line with the smoothing approach prescribed in the LICAT guideline. The LICAT interest rate, corporate spread and swap spread sensitivities presented above reflect the impact of scenario switches, if any, for each disclosed sensitivity.

The level of interest rates and corporate spreads that would trigger a switch in the scenarios is dependent on market conditions and movements in the Company’s asset and liability position. The scenario switch, if triggered, could reverse in response to subsequent changes in interest rates and/or corporate spreads.

C5	Alternative long-duration asset performance risk

The following table shows the potential impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders resulting from an immediate 10% change in market values of ALDA. The adoption of IFRS 17 did not change the method or assumptions used for deriving sensitivity information.

ALDA includes commercial real estate, timber and farmland real estate, infrastructure, and private equities, some of which relate to energy[2].

The impacts do not reflect any future potential changes to non-fixed income return volatility. Refer to “C3 Publicly traded equity performance risk” for more details.

Potential immediate impacts on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders from changes in ALDA market values(1)

As at	September 30, 2023		December 31, 2022
($ millions, post-tax except CSM)	-10%	+10%	-10%	+10%
CSM excluding NCI	$(100)	$100	$(100)	$100
Net income attributed to shareholders(2)	(2,500)	2,500	(2,500)	2,500
Other comprehensive income attributed to shareholders	(100)	100	(100)	100
Total comprehensive income attributed to shareholders	(2,600)	2,600	(2,600)	2,600

(1)	See “Caution related to sensitivities” above.
(2)	Net income attributed to shareholders includes core earnings and the amounts excluded from core earnings.

Potential immediate impact on MLI LICAT ratio arising from changes in ALDA market values(1)

	September 30, 2023		January 1, 2023(2)
(change in percentage points)	-10%	+10%	-10%	+10%
MLI’s LICAT ratio	(3)	3	(3)	3

(1)	See “Caution Related to Sensitivities” above.
(2)	LICAT capital sensitivity is based on the 2023 LICAT guideline that became effective January 1, 2023.

C6	Foreign exchange risk sensitivities and exposure measures

We generally match the currency of our assets with the currency of the insurance and investment contract liabilities they support, with the objective of mitigating risk of loss arising from foreign exchange rate changes. As at December 31, 2022, we did not have a material unmatched currency exposure.

[1]	See “Caution regarding forward-looking statements” below.
[2]

Energy includes Oil & Gas equity interests related to upstream and midstream assets, and Energy Transition private equity interests in areas supportive of the transition to lower carbon forms of energy, such as wind, solar, batteries, magnets, etc.

Manulife Financial Corporation – Third Quarter 2023	35

The following table shows the potential impact on core earnings of a 10% change in the value of the Canadian dollar relative to our other key operating currencies. Note that the impact of foreign currency exchange rates on items excluded from core earnings does not provide relevant information given the nature of these items.

Potential impact on core earnings of changes in foreign exchange rates(1),(2)

As at December 31, 2022 ($ millions)	+10% strengthening	-10% weakening
10% change in the Canadian dollar relative to the U.S. dollar and the Hong Kong dollar	$(320)	$320
10% change in the Canadian dollar relative to the Japanese yen	(40)	40

(1)	This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
(2)	See “Caution Related to Sensitivities” above.

LICAT regulatory ratios are also sensitive to the fluctuations in the Canadian dollar relative to our other key operating currencies. The direction and materiality of this sensitivity varies across various capital metrics.

C7	Credit risk exposure measures

We use the ECL impairment allowance model in accordance with IFRS to establish and maintain allowances on our debt instruments measured at FVOCI or amortized cost. ECL allowances are measured on a probability-weighted basis, based on four macroeconomic scenarios, and incorporate past events, current market conditions, and reasonable supportable information about future economic conditions.

We measure ECL allowances using a three-stage approach. We recognize the credit losses expected to result from defaults occurring within 12 months of the reporting date for financial instruments which have not experienced a significant increase in credit risk (Stage 1). Full lifetime ECLs are recognized following a significant increase in credit risk since original recognition or having become 30 days in arrears in principal or interest payments (Stage 2) and when financial instruments are considered credit-impaired (Stage 3). Interest income on Stage 3 financial instruments is determined based on the carrying amount of the asset, net of any credit loss allowance.

For more information on ECL, refer to note 25 of our Consolidated Financial Statements for the year ended December 31, 2022.

C8	Risk factors – strategic risk from changes in tax laws[1]

As noted in “Risk Management and Risk Factors – Strategic Risk Factors” in the MD&A in our 2022 Annual Report, we outlined risk factors that could impact our financial plans and ability to implement our business strategy. The macro-economic environment can be significantly impacted by the actions of both the government sector, including central banks, and the private sector. Changes in tax laws, tax regulations, or interpretations of such laws or regulations could make some of our products less attractive to consumers, could increase our corporate taxes or cause us to change the value of our deferred tax assets and liabilities as well as our tax assumptions included in the valuation of our policy liabilities. This could have a material adverse effect on our business, results of operations and financial condition.

•

In 2021, 136 of the 140 members of the Organization for Economic Co-Operation and Development (“OECD”) / G20 Inclusive Framework agreed on a two-pillar solution to address tax challenges from the digital economy, and to close the gaps in international tax systems. These include a new approach to allocating certain profits of multinational entities amongst countries and a global minimum income tax rate of 15%. On July 12, 2023, the Canadian government reaffirmed its commitment to the two-pillar solution and the target date of December 31, 2023 for implementation of the Pillar 2 global minimum tax. This would first apply to the Company’s 2024 fiscal year if enacted on this timeline. The Company is closely monitoring developments and potential impacts and, in particular, for issues unique to the insurance industry. If enacted, we expect an increase in the effective tax rate, pending further details on timing and specific implementation in both Canada and other affected countries.

[1]	See “Caution regarding forward-looking statements” below.

Manulife Financial Corporation – Third Quarter 2023	36

•

Canada’s 2023 Budget statement proposed to deny financial institutions of the traditional tax deduction of dividends received on shares of Canadian corporations when such shares are held as mark-to-market property. The affected property is a small component of the investment portfolio that supports the Company’s business. Should this rule be enacted as proposed, the Company would expect its tax expense on investment income to increase starting in 2024, though not significantly. The resulting lower net investment income would also reduce the value of certain in-force insurance policies and put pressure on policy pricing going forward.

D	CRITICAL ACTUARIAL AND ACCOUNTING POLICIES

Disclosures in accordance with IFRS 7 and/or IFRS 17 are identified by a vertical line in the left margin of each page. The identified text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.

D1	Critical actuarial and accounting policies

Our significant accounting policies are described in notes 1 and 25 to our Consolidated Financial Statements for the year ended December 31, 2022. The critical actuarial policies and estimation processes relating to the determination of insurance and investment contract liabilities are described in notes 5 and 6 of our unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2023. The critical accounting policies and estimation processes relating to the assessment of control over other entities for consolidation, estimation of fair value of invested assets, evaluation of invested asset impairment under IAS 39, appropriate accounting for derivative financial instruments under IAS 39, determination of pension and other post-employment benefit obligations and expenses, accounting for income taxes and uncertain tax positions and valuation and impairment of goodwill and intangible assets are described starting on page 96 of our 2022 Annual Report. The critical accounting policies and estimation processes relating to the evaluation of invested asset impairment and appropriate accounting for derivative financial instruments under IFRS 9 are described starting on page 222 of our 2022 Annual Report.

D2	Actuarial methods and assumptions

2023 Review of Actuarial Methods and Assumptions

A comprehensive review of actuarial methods and assumptions is performed annually. The review is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions for liability risks remain appropriate. This is accomplished by monitoring experience and updating assumptions that represent a best estimate of expected future experience, and margins that are appropriate for the risks assumed. While the assumptions selected represent the Company’s best estimates and assessment of risk, the ongoing monitoring of experience and changes in the economic environment are likely to result in future changes to the actuarial assumptions, which could materially impact the insurance contract liabilities.

The completion of the 2023 annual review of actuarial methods and assumptions resulted in a decrease in pre-tax fulfilment cash flows of $347 million.1 These changes resulted in an increase in pre-tax net income attributed to shareholders of $27 million (a decrease of $14 million post-tax), an increase in pre-tax net income attributed to participating policyholders of $58 million ($74 million post-tax), an increase in CSM of $116 million, and an increase in pre-tax other comprehensive income of $146 million ($110 million post-tax).

Since the beginning of 2020, some lines of business have seen impacts to mortality and policyholder behaviour driven by the COVID-19 pandemic. Given the long-term nature of our assumptions, our 2023 experience studies have excluded experience that was materially impacted by COVID-19 as this is not seen to be indicative of the levels of actual future claims or lapses.

[1]

Fulfilment cash flows include an estimate of future cash flows; an adjustment to reflect the time value of money and the financial risk related to future cash flows if not included in the estimate of future cash flows; and a risk adjustment for non-financial risk. Additional information on fulfilment cash flows can be found in note 5 of our unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2023.

Manulife Financial Corporation – Third Quarter 2023	37

Impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows(1)

For the three and nine months ended September 30, 2023 ($ millions)	Total
Canada variable annuity product review	$(133)
Mortality and morbidity updates	265
Lapse and policyholder behaviour updates	98
Methodology and other updates	(577)
Impact of changes in actuarial methods and assumptions, pre-tax	$(347)

(1)	Excludes the portion related to non-controlling interests of $103 million.

Impact of changes in actuarial methods and assumptions on pre-tax net income attributed to shareholders, pre-tax net income attributed to participating policyholders, OCI and CSM(1)

For the three and nine months ended September 30, 2023 ($ millions)	Total
Portion recognized in net income (loss) attributed to:
Participating policyholders	$58
Shareholders	27
85
Portion recognized in OCI attributed to:
Participating policyholders	–
Shareholders	146
146
Portion recognized in CSM	116
Impact of changes in actuarial methods and assumptions, pre-tax	$347

(1)	Excludes the portion related to non-controlling interests, of which $72 million is related to CSM.

Canada variable annuity product review

The review of our variable annuity products in Canada resulted in a decrease in pre-tax fulfilment cash flows of $133 million.

The decrease was driven by a reduction in investment management fees, partially offset by updates to product assumptions, including surrenders, incidence, and utilization, to reflect emerging experience.

Mortality and morbidity updates

Mortality and morbidity updates resulted in an increase in pre-tax fulfilment cash flows of $265 million.

The increase was driven by a strengthening of incidence rates for certain products in Vietnam to align with emerging experience and updates to mortality assumptions in our U.S. life insurance business to reflect industry trends, as well as emerging experience. This was partially offset by updates to morbidity assumptions for certain products in Japan to reflect actual experience.

Lapse and policyholder behaviour updates

Updates to lapses and policyholder behaviour assumptions resulted in an increase in pre-tax fulfilment cash flows of $98 million.

The increase was primarily driven by a detailed review of lapse assumptions for our universal life level cost of insurance products in Canada, which resulted in a reduction to the lapse rates to align with emerging trends.

Methodology and other updates

Methodology and other updates resulted in a decrease in pre-tax fulfilment cash flows of $577 million.

The decrease was driven by the impact of cost-of-guarantees for participating policyholders across all segments from annual updates related to parameters, dividend recalibration, and market movements during the year, as well as modelling refinements for certain products in Asia. This was partially offset by a modelling methodology update to project future premiums on our U.S. life insurance business.

Manulife Financial Corporation – Third Quarter 2023	38

Impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows, net income attributed to shareholders, CSM and OCI by segment1

The impact of changes in actuarial methods and assumptions in Canada resulted in a decrease in pre-tax fulfilment cash flows of $159 million. The decrease was driven by updates to our variable annuity product assumptions, as well as by updates to our valuation models for participating products, driven by the annual dividend recalibration, partially offset by a reduction in lapse rates on our universal life level cost of insurance products to reflect emerging trends. These changes resulted in an increase in pre-tax net income attributed to shareholders of $52 million ($37 million post-tax), an increase in CSM of $142 million, and an increase in pre-tax other comprehensive income of $2 million ($1 million post-tax).

The impact of changes in actuarial methods and assumptions in the U.S. resulted in an increase in pre-tax fulfilment cash flows of $270 million. The increase was related to our life insurance business and primarily driven by a modelling methodology update to project future premiums, as well as updates to mortality assumptions. These changes resulted in an increase in pre-tax net income attributed to shareholders of $134 million ($106 million post-tax), a decrease in CSM of $600 million, and an increase in pre-tax other comprehensive income of $196 million ($155 million post-tax).

The impact of changes in actuarial methods and assumptions in Asia resulted in a decrease in pre-tax fulfilment cash flows of $457 million. The decrease largely relates to participating products, primarily driven by model refinements, dividend recalibration updates, as well as annual updates to reflect market movements during the year. This, and the updates to morbidity assumptions on certain products in Japan, were partially offset by updates to incidence rates on certain products in Vietnam. These changes resulted in a decrease in pre-tax net income attributed to shareholders of $159 million ($157 million post-tax), an increase in CSM of $574 million, and a decrease in pre-tax other comprehensive income of $53 million ($47 million post-tax).

The impact of changes in actuarial methods and assumptions in Corporate and Other (which includes our Reinsurance businesses) resulted in a decrease in pre-tax fulfilment cash flows of $1 million. These changes resulted in no impacts to pre-tax net income attributable to shareholders or CSM, and an increase in pre-tax other comprehensive income of $1 million ($1 million post-tax).

2022 Review of Actuarial Methods and Assumptions

The completion of the 2022 annual review of actuarial methods and assumptions resulted in an increase in pre-tax fulfilment cash flows of $192 million. These changes resulted in an increase in pre-tax net income attributed to shareholders of $23 million ($26 million post-tax), a decrease in pre-tax net income attributed to participating policyholders of $26 million ($18 million post-tax), a decrease in CSM of $279 million, and an increase in pre-tax other comprehensive income of $90 million ($73 million post-tax).

Since the beginning of 2020, some lines of business have seen impacts to mortality and policyholder behaviour driven by the COVID-19 pandemic. Given the long-term nature of our assumptions, our 2022 experience studies have excluded experience that was materially impacted by COVID-19 as this is not seen to be indicative of the levels of actual future claims or lapses.

[1]	Our annual update of actuarial methods and assumptions also impacts net income attributed to participating policyholders. The total company impact can be found in the above table.

Manulife Financial Corporation – Third Quarter 2023	39

Impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows(1)

For the three and nine months ended September 30, 2022 ($ millions)	Total
Long-term care triennial review	$118
Mortality and morbidity updates	83
Lapse and policyholder behaviour updates	234
Methodology and other updates	(243)
Impact of changes in actuarial methods and assumptions, pre-tax	$192

(1)	Excludes the portion related to non-controlling interests of $8 million.

Impact of changes in actuarial methods and assumptions on pre-tax net income attributed to shareholders, pre-tax net income attributed to participating policyholders, OCI and CSM(1)

For the three and nine months ended September 30, 2022 ($ millions)	Total
Portion recognized in net income (loss) attributed to:
Participating policyholders	$(26)
Shareholders	23
(3)
Portion recognized in OCI attributed to:
Participating policyholders	–
Shareholders	90
90
Portion recognized in CSM	(279)
Impact of changes in actuarial methods and assumptions, pre-tax	$(192)

(1)	Excludes the portion related to non-controlling interests, of which $nil million is related to CSM.

Long-term care triennial review

U.S. Insurance completed a comprehensive long-term care (“LTC”) experience study. The review included all aspects of claim assumptions, as well as the progress on future premium rate increases. The impact of the LTC review was an increase in pre-tax fulfilment cash flows of $118 million.

The experience study showed that claim costs established in our last triennial review remain appropriate in aggregate for our older blocks of business1 supported by robust claims data on this mature block. Pre-tax fulfilment cash flows were increased for claim costs on our newer block of business2. This was driven by lower active life mortality3 supported by Company experience and a recent industry study, as well as higher utilization of benefits, which included the impact of reflecting higher inflation in the cost-of-care up to 2022. We also reviewed and updated incidence and claim termination assumptions which, on a net basis, provided a partial offset to the increase in pre-tax fulfilment cash flows on active life mortality and utilization. In addition, some policyholders are electing to reduce their benefits in lieu of paying increased premiums which resulted in a reduction in pre-tax fulfilment cash flows.

Experience continues to support the assumptions of both future morbidity and mortality improvement, resulting in no changes to these assumptions.

[1]	First generation policies issued prior to 2002.
[2]	Second generation policies with an average issue date of 2007 and Group policies with an average issue date of 2003.
[3]	The mortality rate of LTC policyholders who are currently not on claim.

Manulife Financial Corporation – Third Quarter 2023	40

As of September 30, 2022, we had received actual premium increase approvals of $2.5 billion pre-tax (US$1.9 billion pre-tax) on a present value basis since the last triennial review in 2019. This aligns with the full amount assumed in our pre-tax fulfilment cash flows at that time and demonstrates our continued strong track record of securing premium rate increases1. In 2022, the review of future premium increases assumed in fulfilment cash flows resulted in a net $2.5 billion (US$1.9 billion) decrease in pre-tax fulfilment cash flows. This reflects expected future premium increases that are due to our 2022 review of morbidity, mortality, and lapse assumptions, as well as outstanding amounts from prior state filings. Premium increases averaging approximately 30% will be sought on about one-half of the business, excluding the carryover of 2019 amounts requested. Our assumptions reflect the estimated timing and amount of state approved premium increases.

Mortality and morbidity updates

Mortality and morbidity updates resulted in an increase in pre-tax fulfilment cash flows of $83 million, driven by updates to morbidity assumptions in Vietnam to align with experience, partially offset by a detailed review of the mortality assumptions for our Canada insurance business.

Lapse and policyholder behaviour updates

Updates to lapses and policyholder behaviour assumptions resulted in an increase in pre-tax fulfilment cash flows of $234 million.

We completed a detailed review of lapse assumptions for Singapore, and increased lapse rates to align with experience on our index-linked products, which reduced projected future fee income to be received on these products.

We also increased lapse rates on Canada’s term insurance products for policies approaching their renewal date, reflecting emerging experience in our study.

Methodology and other updates

Other updates resulted in a decrease in pre-tax fulfilment cash flows of $243 million, which included updates to discount rates and policyholder dividends on participating products, as well as various other modelling and projection updates.

Impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows, net income attributed to shareholders, CSM and OCI by segment

The impact of changes in actuarial methods and assumptions in Canada resulted in an increase in pre-tax fulfilment cash flows of $22 million. The increase was driven by updates to the lapse assumptions for certain term insurance products, largely offset by updates to discount rates and policyholder dividends on participating products, as well as updates to mortality assumptions for our insurance business. These changes resulted in an increase in pre-tax net income attributed to shareholders of $64 million ($47 million post-tax), an increase in CSM of $43 million, and a decrease in pre-tax other comprehensive income of $96 million ($71 million post-tax).

The impact of changes in actuarial methods and assumptions in the U.S. resulted in an increase in pre-tax fulfilment cash flows of $108 million, driven by the triennial review of long-term care. These changes resulted in a decrease in pre-tax net income attributed to shareholders of $16 million ($12 million post-tax), a decrease in CSM of $202 million, and an increase in pre-tax other comprehensive income of $110 million ($86 million post-tax).

The impact of changes in actuarial methods and assumptions in Asia resulted in an increase in pre-tax fulfilment cash flows of $62 million. The increase was driven by updates to lapse assumptions in Singapore and morbidity updates in Vietnam, partially offset by various other modelling and projection updates. These changes resulted in a decrease in pre-tax net income attributed to shareholders of $25 million ($9 million post-tax), a decrease in CSM of $120 million, and an increase in pre-tax other comprehensive income of $76 million ($58 million post-tax).

[1]

Actual experience obtaining premium increases could be materially different than what the Company has assumed, resulting in further increases or decreases in insurance contract liabilities, which could be material.

Manulife Financial Corporation – Third Quarter 2023	41

D3	Sensitivity of earnings to changes in assumptions

The following tables present information on how reasonably possible changes in assumptions made by the Company on insurance contracts’ non-economic risk variables and certain economic risk variables impact contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders and total comprehensive income attributed to shareholders. For non-economic risk variables, the impacts are shown separately gross and net of the impacts of reinsurance contracts held. The adoption of IFRS 17 did not change the method or assumptions used for deriving sensitivity information.

The analysis is based on a simultaneous change in assumptions across all business units and holds all other assumptions constant. In practice, experience for each assumption will frequently vary by geographic market and business, and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, actual experience differing from the assumptions, changes in business mix, effective tax rates, and the general limitations of our internal models.

Potential impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders arising from changes to non-economic assumptions(1)

As at December 31, 2022	CSM net of NCI		Net income attributed to shareholders		Other comprehensive income attributed to shareholders		Total comprehensive income attributed to shareholders
($ millions, post-tax except CSM)	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Policy related assumptions
2% adverse change in future mortality rates(2),(3),(5)
Portfolios where an increase in rates increases insurance contract liabilities	$(1,400)	$(600)	$100	$–	$100	$–	$200	$–
Portfolios where a decrease in rates increases insurance contract liabilities	–	(500)	(100)	–	100	100	–	100
5% adverse change in future morbidity rates(4),(5),(6) (incidence and termination)	(1,100)	(1,000)	(3,600)	(3,600)	600	600	(3,000)	(3,000)
10% change in future policy termination rates(3),(5)
Portfolios where an increase in rates increases insurance contract liabilities	(500)	(400)	(100)	(100)	(100)	(100)	(200)	(200)
Portfolios where a decrease in rates increases insurance contract liabilities	(1,800)	(1,200)	–	(100)	400	300	400	200
5% increase in future expense levels	(800)	(700)	–	–	–	–	–	–

(1)	The participating policy funds are largely self-supporting and experience gains or losses would generally result in changes to future dividends reducing the direct impact to the contractual service margin and shareholder income.
(2)	An increase in mortality rates will generally increase insurance contract liabilities for life insurance contracts whereas a decrease in mortality rates will generally increase insurance contract liabilities for policies with longevity risk such as payout annuities.
(3)	The sensitivity is measured for each direct insurance portfolio net of the impacts of any reinsurance held on the policies within that portfolio to determine if the overall insurance contract liabilities increased.
(4)	No amounts related to morbidity risk are included for policies where the insurance contract liability provides only for claims costs expected over a short period, generally less than one year, such as Group Life and Health.
(5)	The impacts of the sensitivities on LTC for morbidity, mortality and lapse do not assume any offsets from the Company’s ability to contractually raise premium rates in such events, subject to state regulatory approval. In practice, we would plan to file for rate increases equal to the amount of deterioration resulting from the sensitivity.
(6)	This includes a 5% deterioration in incidence rates and 5% deterioration in claim termination rates.

Manulife Financial Corporation – Third Quarter 2023	42

Potential impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders arising from changes to non-economic assumptions on Long Term Care(1)

As at December 31, 2022	CSM net of NCI		Net income attributed to shareholders		Other comprehensive income attributed to shareholders		Total comprehensive income attributed to shareholders
($ millions, post-tax except CSM)	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Policy related assumptions
2% adverse change in future mortality rates(2),(3)	$(400)	$(400)	$–	$–	$–	$–	$–	$–
5% adverse change in future morbidity incidence rates(2),(3)	(700)	(700)	(1,100)	(1,100)	200	200	(900)	(900)
5% adverse change in future morbidity claims termination rates(2),(3)	(700)	(700)	(1,800)	(1,800)	300	300	(1,500)	(1,500)
10% adverse change in future policy termination rates(2),(3)	(400)	(400)	–	–	100	100	100	100
5% increase in future expense levels(3)	(100)	(100)	–	–	–	–	–	–

(1)	Translated from US$ at 1.3549 for 2022.
(2)	The impacts of the sensitivities on LTC for morbidity, mortality and lapse do not assume any offsets from the Company’s ability to contractually raise premium rates in such events, subject to state regulatory approval. In practice, we would plan to file for rate increases equal to the amount of deterioration resulting from the sensitivities.
(3)	The impact of favourable changes to all the sensitivities is relatively symmetrical.

Potential impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders arising from changes to certain economic financial assumptions used in the determination of insurance contract liabilities(1)

As at September 30, 2023 ($ millions, post-tax except CSM)	CSM net of NCI	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
Financial assumptions
10 basis point reduction in ultimate spot rate	$(300)	$–	$(300)	$(300)
50 basis point increase in interest rate volatility(2)	–	–	–	–
50 basis point increase in non-fixed income return volatility(2)	(100)	–	–	–

As at December 31, 2022 ($ millions, post-tax except CSM)	CSM net of NCI	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
Financial assumptions
10 basis point reduction in ultimate spot rate	$(300)	$–	$(300)	$(300)
50 basis point increase in interest rate volatility(2)	(100)	–	–	–
50 basis point increase in non-fixed income return volatility(2)	(100)	–	–	–

(1)	Notethat the impact of these assumptions are not linear.
(2)	Used in the determination of insurance contract liabilities with financial guarantees. This includes universal Life minimum crediting rate guarantees, participating life zero dividend floor implicit guarantees, and variable annuities guarantees, where a stochastic approach is used to capture the asymmetry of the risk.

D4	Accounting and reporting changes

Manulife adopted IFRS 17 and IFRS 9 effective for years beginning on January 1, 2023, to be applied retrospectively. See “Future Accounting and Reporting Changes” in the MD&A in our 2022 Annual Report (“2022 MD&A”). Our 2022 results have been restated for the adoption of IFRS 17, including the classification transition option, and IFRS 9. For other accounting and reporting changes during the quarter, refer to note 2 of our unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2023.

E	OTHER

E1	Outstanding common shares – selected information

As at October 31, 2023, MFC had 1,812,390,809 common shares outstanding.

Manulife Financial Corporation – Third Quarter 2023	43

E2	Legal and regulatory proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings can be found in note 13 of our unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2023.

E3	Non-GAAP and other financial measures

The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein).

Non-GAAP financial measures include core earnings (loss); pre-tax core earnings; core earnings available to common shareholders; core earnings before income taxes, depreciation and amortization (“core EBITDA”); total expenses; core expenses; total expenditures; core expenditures; transitional net income (loss) attributed to shareholders; transitional net income (loss) attributed to shareholders before tax; transitional net income (loss) before income taxes; transitional net income (loss); common shareholders’ transitional net income; Drivers of Earnings (“DOE”) line items for net investment result, other, income tax (expense) recovery and transitional net income attributed to participating policyholders and NCI; core DOE line items for core net insurance service result, core net investment result, other core earnings, and core income tax (expense) recovery; post-tax contractual service margin (“post-tax CSM”); post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”); Manulife Bank net lending assets; Manulife Bank average net lending assets; assets under management (“AUM”); assets under management and administration (“AUMA”); Global WAM managed AUMA; core revenue; adjusted book value; and net annualized fee income. In addition, non-GAAP financial measures include the following stated on a constant exchange rate (“CER”) basis: any of the foregoing non-GAAP financial measures; net income attributed to shareholders; and common shareholders’ net income.

Non-GAAP ratios include core return on shareholders’ equity (“core ROE”); diluted core earnings per common share (“core EPS”); transitional return on common shareholders’ equity (“transitional ROE”); transitional basic earnings per common share (“transitional basic EPS”); transitional diluted earnings per common share (“transitional diluted EPS”); financial leverage ratio; adjusted book value per common share; common share core dividend payout ratio (“dividend payout ratio”); expense efficiency ratio; expenditure efficiency ratio; core EBITDA margin; effective tax rate on core earnings; effective tax rate on transitional net income attributed to shareholders; and net annualized fee income yield on average AUMA. In addition, non-GAAP ratios include the percentage growth/decline on a CER basis in any of the above non-GAAP financial measures; net income attributed to shareholders; common shareholders’ net income; pre-tax net income attributed to shareholders; general expenses; DOE line item for net insurance service result; CSM; CSM net of NCI; impact of new insurance business; new business CSM net of NCI; basic earnings per common share (“basic EPS”); and diluted earnings per common share (“diluted EPS”).

Other specified financial measures include assets under administration (“AUA”); consolidated capital; embedded value (“EV”); new business value (“NBV”); new business value margin (“NBV margin”); sales; annualized premium equivalent (“APE”) sales; gross flows; net flows; average assets under management and administration (“average AUMA”); Global WAM average managed AUMA; average assets under administration; remittances; any of the foregoing specified financial measures stated on a CER basis; and percentage growth/decline in any of the foregoing specified financial measures on a CER basis. In addition, we provide an explanation below of the components of core DOE line items other than the change in expected credit loss, the items that comprise certain items excluded from core earnings, and the components of CSM movement other than the new business CSM.

Manulife Financial Corporation – Third Quarter 2023	44

Our reporting currency for the Company is Canadian dollars and U.S. dollars is the functional currency for Asia and U.S. segment results. Financial measures presented in U.S. dollars are calculated in the same manner as the Canadian dollar measures. These amounts are translated to U.S. dollars using the period end rate of exchange for financial measures such as AUMA and the CSM balance and the average rates of exchange for the respective quarter for periodic financial measures such as our income statement, core earnings and items excluded from core earnings, transitional net income measures, and line items in our CSM movement schedule and DOE. Year-to-date or full year periodic financial measures presented in U.S. dollars are calculated as the sum of the quarterly results translated to U.S. dollars. See section E5 “Quarterly Financial Information” below for the Canadian to U.S. dollar quarterly rates of exchange.

Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Core earnings (loss) is a financial measure which we believe aids investors in better understanding the long-term earnings capacity and valuation of the business. Core earnings allows investors to focus on the Company’s operating performance by excluding the impact of market related gains or losses, changes in actuarial methods and assumptions that flow directly through income as well as a number of other items, outlined below, that we believe are material, but do not reflect the underlying earnings capacity of the business. For example, due to the long-term nature of our business, the mark-to-market movements in equity markets, interest rates including impacts on hedge accounting ineffectiveness, foreign currency exchange rates and commodity prices as well as the change in the fair value of ALDA from period-to-period can, and frequently do, have a substantial impact on the reported amounts of our assets, insurance contract liabilities and net income attributed to shareholders. These reported amounts may not be realized if markets move in the opposite direction in a subsequent period. This makes it very difficult for investors to evaluate how our businesses are performing from period-to-period and to compare our performance with other issuers.

We believe that core earnings better reflect the underlying earnings capacity and valuation of our business. We use core earnings and core EPS as key metrics in our short-term incentive plans at the total Company and operating segment level. We also base our mid- and long-term strategic priorities on core earnings.

We have updated our definition of core earnings to reflect the change in the recognition, measurement and presentation of insurance contract liabilities and financial assets and liabilities under IFRS 17 and IFRS 9, respectively, and have also replaced the nomenclature of the items included in core earnings and the net income items excluded from core earnings to conform with the nomenclature under IFRS 17 and IFRS 9.

Core earnings includes the expected return on our invested assets and any other gains (charges) from market experience are included in net income but excluded from core earnings. The expected return for fixed income assets is based on the related book yields. For ALDA and public equities, the expected return reflects our long-term view of asset class performance. These returns for ALDA and public equities vary by asset class and range from 3.25% to 11.5%, leading to an average return of between 9.0% to 9.5% on these assets as of September 30, 2023.

While core earnings is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macroeconomic factors which can have a significant impact. See below for a reconciliation of core earnings to net income attributed to shareholders and income before income taxes. Net income attributed to shareholders excludes net income attributed to participating policyholders and non-controlling interests.

Any future changes to the core earnings definition referred to below, will be disclosed.

Manulife Financial Corporation – Third Quarter 2023	45

Items included in core earnings:

1.

Expected insurance service result on in-force policies, including expected release of the risk adjustment, CSM recognized for service provided, and expected earnings from short-term products measured under the premium allocation approach (“PAA”).

2.	Impacts from the initial recognition of new contracts (onerous contracts, including the impact of the associated reinsurance contracts).

3.	Insurance experience gains or losses that flow directly through net income.

4.	Operating and investment expenses compared with expense assumptions used in the measurement of insurance and investment contract liabilities.

5.	Expected investment earnings, which is the difference between expected return on our invested assets and the associated finance income or expense from the insurance contract liabilities.

6.	Net provision for ECL on FVOCI and amortized cost debt instruments.

7.	Expected asset returns on surplus investments.

8.	All earnings for the Global WAM segment, except for applicable net income items excluded from core earnings as noted below.

9.	All earnings for the Manulife Bank business, except for applicable net income items excluded from core earnings as noted below.

10.	Routine or non-material legal settlements.

11.	All other items not specifically excluded.

12.	Tax on the above items.

13.	All tax related items except the impact of enacted or substantively enacted income tax rate changes and taxes on items excluded from core earnings.

Net income items excluded from core earnings:

1.	Market experience gains (losses) including the items listed below:

•	Gains (charges) on general fund public equity and ALDA investments from returns being different than expected.
•	Gains (charges) on derivatives not in hedging relationships, or gains (charges) resulting from hedge accounting ineffectiveness.
•	Realized gains (charges) from the sale of FVOCI debt instruments.
•

Market related gains (charges) on onerous contracts measured using the variable fee approach (e.g. variable annuities, unit linked, participating insurance) net of the performance on any related hedging instruments.

•	Gains (charges) related to certain changes in foreign exchange rates.

2.	Changes in actuarial methods and assumptions used in the measurement of insurance contract liabilities that flow directly through income.

•

The Company reviews actuarial methods and assumptions annually, and this process is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions remain appropriate. This is accomplished by monitoring experience and selecting assumptions which represent a current view of expected future experience and ensuring that the risk adjustment is appropriate for the risks assumed.

•	Changes related to the ultimate spot rate within the discount curves are included in the market experience gains (losses).

3.	The impact on the measurement of insurance and investment contract liabilities from changes in product features and new or changes to in-force reinsurance contracts, if material.

4.	The fair value changes in long-term investment plan (“LTIP”) obligations for Global WAM investment management.

Manulife Financial Corporation – Third Quarter 2023	46

5.	Goodwill impairment charges.

6.	Gains or losses on acquisition and disposition of a business.

7.	Material one-time only adjustments, including highly unusual / extraordinary and material legal settlements and restructuring charges, or other items that are material and exceptional in nature.

8.	Tax on the above items.

9.	Net income (loss) attributed to participating shareholders and non-controlling interests.

10.	Impact of enacted or substantially enacted income tax rate changes.

As noted in section A1 “Implementation of IFRS 17 and IFRS 9”, our 2022 quarterly and year-to-date results are not directly comparable with 2023 results because IFRS 9 hedge accounting and expected credit loss (“ECL”) principles are applied prospectively effective January 1, 2023. Accordingly, we have presented comparative quarterly and year-to-date 2022 core earnings and our transitional net income metrics (see “Transitional net income to shareholders” paragraph below) inclusive of IFRS 9 hedge accounting and expected credit loss principles as if IFRS had allowed such principles to be implemented for 2022 (the “IFRS 9 transitional impacts”).

Transitional net income (loss) attributed to shareholders is a financial measure where our 2022 net income attributed to shareholders includes the effects of the IFRS 9 transitional impacts which we believe will assist investors in evaluating our operational performance because the associated adjustments are reported in our 2023 net income attributed to shareholders. Transitional net income (loss) before income taxes, Transitional net income (loss), Transitional net income (loss) attributed to shareholders before income taxes and Common shareholders’ transitional net income (loss) similarly include the effect of the IFRS 9 transitional impacts on our income (loss) before income taxes, net income (loss), net income (loss) attributed to shareholders before income taxes and common shareholders’ net income (loss), respectively. Transitional financial measures are temporary and will be reported for 2022 comparative periods in our quarterly and annual 2023 MD&A.

Manulife Financial Corporation – Third Quarter 2023	47

Reconciliation of core earnings to net income attributed to shareholders

	3Q23
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Income (loss) before income taxes	$439	$376	$68	$366	$(75)	$1,174
Income tax (expense) recovery
Core earnings	(62)	(109)	(93)	(59)	30	(293)
Items excluded from core earnings	(73)	15	97	11	294	344
Income tax (expense) recovery	(135)	(94)	4	(48)	324	51
Net income (post-tax)	304	282	72	318	249	1,225
Less: Net income (post-tax) attributed to
Non-controlling interests (“NCI”)	25	–	–	–	–	25
Participating policyholders	195	(8)	–	–	–	187
Net income (loss) attributed to shareholders (post-tax)	84	290	72	318	249	1,013
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(286)	(159)	(476)	(43)	(58)	(1,022)
Changes in actuarial methods and assumptions that flow directly through income	(157)	37	106	–	–	(14)
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	5	4	–	–	297	306
Core earnings (post-tax)	$522	$408	$442	$361	$10	$1,743
Income tax on core earnings (see above)	62	109	93	59	(30)	293
Core earnings (pre-tax)	$584	$517	$535	$420	$(20)	$2,036

Core earnings, CER basis and U.S. dollars

	3Q23
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Core earnings (post-tax)	$522	$408	$442	$361	$10	$1,743
CER adjustment(1)	–	–	–	–	–	–
Core earnings, CER basis (post-tax)	$522	$408	$442	$361	$10	$1,743
Income tax on core earnings, CER basis(2)	62	109	93	59	(30)	293
Core earnings, CER basis (pre-tax)	$584	$517	$535	$420	$(20)	$2,036
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$390		$329
CER adjustment US $(1)	–		–
Core earnings, CER basis (post-tax), US $	$390		$329

(1)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q23.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 3Q23.

Manulife Financial Corporation – Third Quarter 2023	48

Reconciliation of core earnings to net income attributed to shareholders

	2Q23
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Income (loss) before income taxes	$345	$312	$220	$362	$197	$1,436
Income tax (expense) recovery
Core earnings	(73)	(97)	(110)	(45)	18	(307)
Items excluded from core earnings	(18)	33	73	1	(47)	42
Income tax (expense) recovery	(91)	(64)	(37)	(44)	(29)	(265)
Net income (post-tax)	254	248	183	318	168	1,171
Less: Net income (post-tax) attributed to
Non-controlling interests (“NCI”)	25	–	–	1	–	26
Participating policyholders	99	21	–	–	–	120
Net income (loss) attributed to shareholders (post-tax)	130	227	183	317	168	1,025
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(297)	(147)	(275)	(7)	156	(570)
Changes in actuarial methods and assumptions that flow directly through income	–	–	–	–	–	–
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	(46)	–	–	4	–	(42)
Core earnings (post-tax)	$473	$374	$458	$320	$12	$1,637
Income tax on core earnings (see above)	73	97	110	45	(18)	307
Core earnings (pre-tax)	$546	$471	$568	$365	$(6)	$1,944

Core earnings, CER basis and U.S. dollars

	2Q23
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Core earnings (post-tax)	$473	$374	$458	$320	$12	$1,637
CER adjustment(1)	(8)	–	(1)	–	–	(9)
Core earnings, CER basis (post-tax)	$465	$374	$457	$320	$12	$1,628
Income tax on core earnings, CER basis(2)	71	97	110	44	(17)	305
Core earnings, CER basis (pre-tax)	$536	$471	$567	$364	$(5)	$1,933
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$353		$341
CER adjustment US $(1)	(6)		–
Core earnings, CER basis (post-tax), US $	$347		$341

(1)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q23.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 2Q23.

Manulife Financial Corporation – Third Quarter 2023	49

Reconciliation of core earnings to net income attributed to shareholders

	1Q23
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Income (loss) before income taxes	$613	$423	$219	$345	$119	$1,719
Income tax (expense) recovery
Core earnings	(68)	(85)	(86)	(45)	14	(270)
Items excluded from core earnings	(37)	(14)	53	(3)	(38)	(39)
Income tax (expense) recovery	(105)	(99)	(33)	(48)	(24)	(309)
Net income (post-tax)	508	324	186	297	95	1,410
Less: Net income (post-tax) attributed to
Non-controlling interests (“NCI”)	54	–	–	–	–	54
Participating policyholders	(65)	15	–	–	–	(50)
Net income (loss) attributed to shareholders (post-tax)	519	309	186	297	95	1,406
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	30	(44)	(166)	9	106	(65)
Changes in actuarial methods and assumptions that flow directly through income	–	–	–	–	–	–
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	–	–	(33)	1	(28)	(60)
Core earnings (post-tax)	$489	$353	$385	$287	$17	$1,531
Income tax on core earnings (see above)	68	85	86	45	(14)	270
Core earnings (pre-tax)	$557	$438	$471	$332	$3	$1,801

Core earnings, CER basis and U.S. dollars

	1Q23
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Core earnings (post-tax)	$489	$353	$385	$287	$17	$1,531
CER adjustment(1)	(15)	–	(3)	(2)	–	(20)
Core earnings, CER basis (post-tax)	$474	$353	$382	$285	$17	$1,511
Income tax on core earnings, CER basis(2)	66	85	85	45	(14)	267
Core earnings, CER basis (pre-tax)	$540	$438	$467	$330	$3	$1,778
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$361		$285
CER adjustment US $(1)	(7)		–
Core earnings, CER basis (post-tax), US $	$354		$285

(1)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q23.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 1Q23.

Manulife Financial Corporation – Third Quarter 2023	50

Reconciliation of core earnings and transitional net income attributed to shareholders to net income attributed to shareholders

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	4Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Income (loss) before income taxes	$403	$(37)	$(68)	$461	$(62)	$697
Income tax (expense) recovery
Core earnings	(82)	(81)	(96)	(47)	71	(235)
Items excluded from core earnings	(21)	67	120	(13)	308	461
Income tax (expense) recovery	(103)	(14)	24	(60)	379	226
Net income (post-tax)	300	(51)	(44)	401	317	923
Less: Net income (post-tax) attributed to
Non-controlling interests	32	–	–	–	1	33
Participating policyholders	(47)	22	–	–	–	(25)
Net income (loss) attributed to shareholders (post-tax)	315	(73)	(44)	401	316	915
IFRS 9 transitional impacts (post-tax)	178	193	(62)	–	4	313
Transitional net income (loss) attributed to shareholders (post-tax)	493	120	(106)	401	320	1,228
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	12	(136)	(514)	45	(62)	(655)
Changes in actuarial methods and assumptions that flow directly through income	–	–	–	–	–	–
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	(15)	(40)	–	82	313	340
Core earnings (post-tax)	$496	$296	$408	$274	$69	$1,543
Income tax on core earnings (see above)	82	81	96	47	(71)	235
Core earnings (pre-tax)	$578	$377	$504	$321	$(2)	$1,778

Core earnings, CER basis and U.S. dollars

(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	4Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Core earnings (post-tax)	$496	$296	$408	$274	$69	$1,543
CER adjustment(1)	(4)	–	(5)	(3)	(1)	(13)
Core earnings, CER basis (post-tax)	$492	$296	$403	$271	$68	$1,530
Income tax on core earnings, CER basis(2)	80	81	94	48	(71)	232
Core earnings, CER basis (pre-tax)	$572	$377	$497	$319	$(3)	$1,762
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$365		$301
CER adjustment US $(1)	2		–
Core earnings, CER basis (post-tax), US $	$367		$301

(1)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q23.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 4Q22.

Manulife Financial Corporation – Third Quarter 2023	51

Reconciliation of core earnings and transitional net income attributed to shareholders to net income attributed to shareholders

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	3Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Income (loss) before income taxes	$266	$1,029	$(607)	$324	$(528)	$484
Income tax (expense) recovery
Core earnings	(54)	(94)	(83)	(51)	13	(269)
Items excluded from core earnings	11	(92)	243	14	33	209
Income tax (expense) recovery	(43)	(186)	160	(37)	46	(60)
Net income (post-tax)	223	843	(447)	287	(482)	424
Less: Net income (post-tax) attributed to
Non-controlling interests	34	–	–	–	–	34
Participating policyholders	(91)	(10)	–	–	–	(101)
Net income (loss) attributed to shareholders (post-tax)	280	853	(447)	287	(482)	491
IFRS 9 transitional impacts (post-tax)	(104)	(372)	761	–	1	286
Transitional net income (loss) attributed to shareholders (post-tax)	176	481	314	287	(481)	777
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(202)	43	(98)	(67)	(251)	(575)
Changes in actuarial methods and assumptions that flow directly through income	(9)	47	(12)	–	–	26
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	–	–	(13)	–	–	(13)
Core earnings (post-tax)	$387	$391	$437	$354	$(230)	$1,339
Income tax on core earnings (see above)	54	94	83	51	(13)	269
Core earnings (pre-tax)	$441	$485	$520	$405	$(243)	$1,608

Core earnings, CER basis and U.S. dollars

(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	3Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Core earnings (post-tax)	$387	$391	$437	$354	$(230)	$1,339
CER adjustment(1)	6	–	11	7	(5)	19
Core earnings, CER basis (post-tax)	$393	$391	$448	$361	$(235)	$1,358
Income tax on core earnings, CER basis(2)	56	94	86	51	(13)	274
Core earnings, CER basis (pre-tax)	$449	$485	$534	$412	$(248)	$1,632
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$296		$335
CER adjustment US $(1)	(3)		–
Core earnings, CER basis (post-tax), US $	$293		$335

(1)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q23.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 3Q22.

Manulife Financial Corporation – Third Quarter 2023	52

Reconciliation of core earnings to net income attributed to shareholders

	YTD 2023
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Income (loss) before income taxes	$1,397	$1,111	$507	$1,073	$241	$4,329
Income tax (expense) recovery
Core earnings	(203)	(291)	(289)	(149)	62	(870)
Items excluded from core earnings	(128)	34	223	9	209	347
Income tax (expense) recovery	(331)	(257)	(66)	(140)	271	(523)
Net income (post-tax)	1,066	854	441	933	512	3,806
Less: Net income (post-tax) attributed to
Non-controlling interests	104	–	–	1	–	105
Participating policyholders	229	28	–	–	–	257
Net income (loss) attributed to shareholders (post-tax)	733	826	441	932	512	3,444
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(553)	(350)	(917)	(41)	204	(1,657)
Changes in actuarial methods and assumptions that flow directly through income	(157)	37	106	–	–	(14)
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	(41)	4	(33)	5	269	204
Core earnings (post-tax)	$1,484	$1,135	$1,285	$968	$39	$4,911
Income tax on core earnings (see above)	203	291	289	149	(62)	870
Core earnings (pre-tax)	$1,687	$1,426	$1,574	$1,117	$(23)	$5,781

Core earnings, CER basis and U.S. dollars

	YTD 2023
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Core earnings (post-tax)	$1,484	$1,135	$1,285	$968	$39	$4,911
CER adjustment(1)	(23)	–	(4)	(2)	–	(29)
Core earnings, CER basis (post-tax)	$1,461	$1,135	$1,281	$966	$39	$4,882
Income tax on core earnings, CER basis(2)	199	291	288	148	(61)	865
Core earnings, CER basis (pre-tax)	$1,660	$1,426	$1,569	$1,114	$(22)	$5,747
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,104		$955
CER adjustment US $(1)	(13)		–
Core earnings, CER basis (post-tax), US $	$1,091		$955

(1)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q23.
(3)	Core earnings (post-tax) in Canadian $is translated to US $using the US $Statement of Income exchange rate for the 3 respective quarters that make up 2023 year-to-date core earnings.

Manulife Financial Corporation – Third Quarter 2023	53

Reconciliation of core earnings and transitional net income attributed to shareholders to net income attributed to shareholders

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	YTD 2022
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Income (loss) before income taxes	$508	$(932)	$(2,944)	$830	$(1,297)	$(3,835)
Income tax (expense) recovery
Core earnings	(183)	(254)	(244)	(175)	45	(811)
Items excluded from core earnings	(33)	778	916	65	18	1,744
Income tax (expense) recovery	(216)	524	672	(110)	63	933
Net income (post-tax)	292	(408)	(2,272)	720	(1,234)	(2,902)
Less: Net income (post-tax) attributed to
Non-controlling interests	88	–	–	–	–	88
Participating policyholders	(164)	22	–	–	–	(142)
Net income (loss) attributed to shareholders (post-tax)	368	(430)	(2,272)	720	(1,234)	(2,848)
IFRS 9 transitional impacts (post-tax)	(214)	1,508	3,826	–	(2)	5,118
Transitional net income (loss) attributed to shareholders (post-tax)	154	1,078	1,554	720	(1,236)	2,270
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(1,153)	(60)	421	(305)	(833)	(1,930)
Changes in actuarial methods and assumptions that flow directly through income	(9)	47	(12)	–	–	26
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	–	–	(13)	–	(71)	(84)
Core earnings (post-tax)	$1,316	$1,091	$1,158	$1,025	$(332)	$4,258
Income tax on core earnings (see above)	181	254	245	175	(45)	810
Core earnings (pre-tax)	$1,497	$1,345	$1,403	$1,200	$(377)	$5,068

Core earnings, CER basis and U.S. dollars

(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	YTD 2022
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Core earnings (post-tax)	$1,316	$1,091	$1,158	$1,025	$(332)	$4,258
CER adjustment(1)	19		51	30	(3)	97
Core earnings, CER basis (post-tax)	$1,335	$1,091	$1,209	$1,055	$(335)	$4,355
Income tax on core earnings, CER basis(2)	184	254	256	178	(45)	827
Core earnings, CER basis (pre-tax)	$1,519	$1,345	$1,465	$1,233	$(380)	$5,182
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,027		$901
CER adjustment US $(1)	(31)		–
Core earnings, CER basis (post-tax), US $	$996		$901

(1)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q23.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for the 3 respective quarters that make up 2022 year-to-date core earnings.

Manulife Financial Corporation – Third Quarter 2023	54

Reconciliation of core earnings and transitional net income attributed to shareholders to net income attributed to shareholders

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	2022
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Income (loss) before income taxes	$910	$(969)	$(3,011)	$1,291	$(1,359)	$(3,138)
Income tax (expense) recovery
Core earnings	(264)	(335)	(341)	(222)	116	(1,046)
Items excluded from core earnings	(54)	845	1,036	52	326	2,205
Income tax (expense) recovery	(318)	510	695	(170)	442	1,159
Net income (post-tax)	592	(459)	(2,316)	1,121	(917)	(1,979)
Less: Net income (post-tax) attributed to
Non-controlling interests	120	–	–	–	1	121
Participating policyholders	(211)	44	–	–	–	(167)
Net income (loss) attributed to shareholders (post-tax)	683	(503)	(2,316)	1,121	(918)	(1,933)
IFRS 9 transitional impacts (post-tax)	(36)	1,701	3,764	–	2	5,431
Transitional net income (loss) attributed to shareholders (post-tax)	647	1,198	1,448	1,121	(916)	3,498
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(1,141)	(196)	(93)	(260)	(895)	(2,585)
Changes in actuarial methods and assumptions that flow directly through income	(9)	47	(12)	–	–	26
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	(15)	(40)	(13)	82	242	256
Core earnings (post-tax)	$1,812	$1,387	$1,566	$1,299	$(263)	$5,801
Income tax on core earnings (see above)	263	335	341	222	(116)	1,045
Core earnings (pre-tax)	$2,075	$1,722	$1,907	$1,521	$(379)	$6,846

Core earnings, CER basis and U.S. dollars

(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	2022
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Core earnings (post-tax)	$1,812	$1,387	$1,566	$1,299	$(263)	$5,801
CER adjustment(1)	15	–	45	27	(3)	84
Core earnings, CER basis (post-tax)	$1,827	$1,387	$1,611	$1,326	$(266)	$5,885
Income tax on core earnings, CER basis(2)	264	335	351	225	(116)	1,059
Core earnings, CER basis (pre-tax)	$2,091	$1,722	$1,962	$1,551	$(382)	$6,944
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,392		$1,202
CER adjustment US $(1)	(29)		–
Core earnings, CER basis (post-tax), US $	$1,363		$1,202

(1)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q23.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for the 4 respective quarters that make up 2022 core earnings.

Manulife Financial Corporation – Third Quarter 2023	55

Segment core earnings by business line or geographic source

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

Asia

	Quarterly Results					YTD Results		Full Year Results

(US $ millions)	3Q23	2Q23	1Q23	4Q22	3Q22	2023	2022	2022
Hong Kong	$190	$161	$159	$153	$127	$510	$515	$668
Japan	87	81	62	76	71	230	232	308
Asia Other(1)	119	119	137	126	102	375	293	419
International High Net Worth								75
Mainland China								29
Singapore								136
Vietnam								109
Other Emerging Markets(2)								70
Regional Office	(6)	(8)	3	10	(4)	(11)	(13)	(3)
Total Asia core earnings	$390	$353	$361	$365	$296	$1,104	$1,027	$1,392
(1) Core earnings for Asia Other is reported by country annually, on a full year basis. (2) Other Emerging Markets includes Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.

	Quarterly Results					YTD Results		Full Year Results

(US $ millions), CER basis(1)	3Q23	2Q23	1Q23	4Q22	3Q22	2023	2022	2022
Hong Kong	$190	$161	$159	$153	$127	$510	$515	$668
Japan	87	78	57	75	68	222	205	280
Asia Other(2)	119	116	135	129	102	370	289	418
International High Net Worth								75
Mainland China								27
Singapore								140
Vietnam								108
Other Emerging Markets(3)								68
Regional Office	(6)	(8)	3	10	(4)	(11)	(13)	(3)
Total Asia core earnings, CER basis	$390	$347	$354	$367	$293	$1,091	$996	$1,363

(1)  Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q23.

(2)  Core earnings for Asia Other is reported by country annually, on a full year basis.

(3)  Other Emerging Markets includes Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.

Canada

	Quarterly Results					YTD Results		Full Year Results

(Canadian $ millions)	3Q23	2Q23	1Q23	4Q22	3Q22	2023	2022	2022
Insurance	$310	$276	$257	$206	$283	$843	$778	$984
Annuities	48	55	53	45	57	156	193	238
Manulife Bank	50	43	43	45	51	136	120	165
Total Canada core earnings	$408	$374	$353	$296	$391	$1,135	$1,091	$1,387

Manulife Financial Corporation – Third Quarter 2023	56

U.S.

	Quarterly Results					YTD Results		Full Year Results

(US $ millions)	3Q23	2Q23	1Q23	4Q22	3Q22	2023	2022	2022
U.S. Insurance	$283	$293	$257	$259	$291	$833	$757	$1,016
U.S. Annuities	46	48	28	42	44	122	144	186
Total U.S. core earnings	$329	$341	$285	$301	$335	$955	$901	$1,202

Global WAM by business line

	Quarterly Results					YTD Results		Full Year Results

(Canadian $ millions)	3Q23	2Q23	1Q23	4Q22	3Q22	2023	2022	2022
Retirement	$192	$186	$164	$156	$186	$542	$517	$673
Retail	135	119	121	130	149	375	441	571
Institutional asset management	34	15	2	(12)	19	51	67	55
Total Global WAM core earnings	$361	$320	$287	$274	$354	$968	$1,025	$1,299

	Quarterly Results					YTD Results		Full Year Results

(Canadian $ millions), CER basis(1)	3Q23	2Q23	1Q23	4Q22	3Q22	2023	2022	2022
Retirement	$192	$186	$163	$154	$191	$541	$535	$689
Retail	135	119	120	129	151	374	450	579
Institutional asset management	34	15	2	(12)	19	51	70	58
Total Global WAM core earnings, CER basis	$361	$320	$285	$271	$361	$966	$1,055	$1,326

(1)	Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q23.

Global WAM by geographic source

	Quarterly Results					YTD Results		Full Year Results

(Canadian $ millions)	3Q23	2Q23	1Q23	4Q22	3Q22	2023	2022	2022
Asia	$108	$103	$84	$79	$82	$295	$257	$336
Canada	94	96	88	78	113	278	323	401
U.S.	159	121	115	117	159	395	445	562
Total Global WAM core earnings	$361	$320	$287	$274	$354	$968	$1,025	$1,299

	Quarterly Results					YTD Results		Full Year Results

(Canadian $ millions), CER basis(1)	3Q23	2Q23	1Q23	4Q22	3Q22	2023	2022	2022
Asia	$108	$103	$83	$79	$84	$294	$267	$346
Canada	94	96	88	78	113	278	323	401
U.S.	159	121	114	114	164	394	465	579
Total Global WAM core earnings, CER basis	$361	$320	$285	$271	$361	$966	$1,055	$1,326

(1)	Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q23.

Manulife Financial Corporation – Third Quarter 2023	57

Core earnings available to common shareholders is a financial measure that is used in the calculation of core ROE and core EPS. It is calculated as core earnings (post-tax) less preferred share dividends.

($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Quarterly Results					YTD Results		Full Year Results
	3Q23	2Q23	1Q23	4Q22	3Q22	2023	2022	2022
Core earnings	$1,743	$1,637	$1,531	$1,543	$1,339	$4,911	$4,258	$5,801
Less: Preferred share dividends	(54)	(98)	(52)	(97)	(51)	(204)	(163)	(260)
Core earnings available to common shareholders	1,689	1,539	1,479	1,446	1,288	4,707	4,095	5,541
CER adjustment(1)	–	(9)	(20)	(13)	19	(29)	97	84
Core earnings available to common shareholders, CER basis	$1,689	$1,530	$1,459	$1,433	$1,307	$4,678	$4,192	$5,625

(1)	The impact of updating foreign exchange rates to that which was used in 3Q23.

Core ROE measures profitability using core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates core ROE using average common shareholders’ equity quarterly, as the average of common shareholders’ equity at the start and end of the quarter, and annually, as the average of the quarterly average common shareholders’ equity for the year.

	Quarterly Results					YTD Results		Full Year Results
($ millions, unless otherwise stated)	3Q23	2Q23	1Q23	4Q22	3Q22	2023	2022	2022
Core earnings available to common shareholders	$1,689	$1,539	$1,479	$1,446	$1,288	$4,707	$4,095	$5,541
Annualized core earnings available to common shareholders	$6,701	$6,173	$5,998	$5,737	$5,110	$6,293	$5,475	$5,541
Average common shareholders’ equity (see below)	$39,897	$39,881	$40,465	$40,667	$40,260	$40,081	$39,412	$39,726
Core ROE (annualized) (%)	16.8%	15.5%	14.8%	14.1%	12.7%	15.7%	13.9%	14.0%
Average common shareholders’ equity
Total shareholders’ and other equity	$47,407	$45,707	$47,375	$46,876	$47,778	$47,407	$47,778	$46,876
Less: Preferred shares and other equity	6,660	6,660	6,660	6,660	6,660	6,660	6,660	6,660
Common shareholders’ equity	$40,747	$39,047	$40,715	$40,216	$41,118	$40,747	$41,118	$40,216
Average common shareholders’ equity	$39,897	$39,881	$40,465	$40,667	$40,260	$40,081	$39,412	$39,726

Core EPS is equal to core earnings available to common shareholders divided by diluted weighted average common shares outstanding.

Core earnings related to strategic priorities

The Company measures its progress on certain strategic priorities using core earnings, including core earnings from highest potential businesses. The core earnings for these businesses is calculated consistent with our definition of core earnings.

For the nine months ended September 30, ($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period)	2023	2022
Core earnings highest potential businesses(1)	$2,950	$2,684
Core earnings - All other businesses	1,961	1,574
Core earnings	4,911	4,258
Items excluded from core earnings	(1,467)	(1,988)
Net income (loss) attributed to shareholders / Transitional	$3,444	$2,270
Less: IFRS 9 transitional impacts (post-tax)	–	5,118
Net income (loss) attributed to shareholders	$3,444	$(2,848)
Highest potential businesses core earnings contribution	60%	63%

(1)	Includes core earnings from Asia and Global WAM segments, Canada Group Benefits, and behavioural insurance products.

Manulife Financial Corporation – Third Quarter 2023	58

The effective tax rate on core earnings is equal to income tax on core earnings divided by pre-tax core earnings. The effective tax rate on net income attributed to shareholders is equal to income tax on transitional net income attributed to shareholders divided by pre-tax net income attributed to shareholders.

Common share core dividend payout ratio is a ratio that measures the percentage of core earnings paid to common shareholders as dividends. It is calculated as dividends per common share divided by core EPS.

	Quarterly Results					YTD Results		Full Year Results

	3Q23	2Q23	1Q23	4Q22	3Q22	2023	2022	2022
Per share dividend	$0.37	$0.37	$0.37	$0.33	$0.33	$1.10	$0.99	$1.32
Core EPS	$0.92	$0.83	$0.79	$0.77	$0.68	$2.55	$2.13	$2.90
Common share core dividend payout ratio	40%	44%	46%	43%	49%	43%	46%	46%

Drivers of Earnings (“DOE”) is used to identify the primary sources of gains or losses in each reporting period. It is one of the key tools we use to understand and manage our business. The DOE has replaced the Source of Earnings that was disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline. The DOE line items are comprised of amounts that have been included in our financial statements. The DOE shows the sources of net income (loss) attributed to shareholders and the core DOE shows the sources of core earnings and the items excluded from core earnings, reconciled to net income attributed to shareholders. We have included transitional non-GAAP financial measures for our 2022 comparative quarterly results. The elements of the core earnings view are described below:

Net Insurance Service Result represents the net income attributed to shareholders associated with providing insurance service to policyholders within the period. This includes lines attributed to core earnings including:

•

Expected earnings on insurance contracts which includes the release of risk adjustment for expired non-financial risk, the CSM recognized for service provided and expected earnings on short-term PAA insurance business.

•

Impact of new insurance business relates to income at initial recognition from new insurance contracts. Losses would occur if the group of new insurance contracts was onerous at initial recognition. If reinsurance contracts provide coverage for the direct insurance contracts, then the loss is offset by a corresponding gain on reinsurance contracts held.

•

Insurance experience gains (losses) arise from items such as claims, persistency, and expenses, where the actual experience in the current period differs from the expected results assumed in the insurance and investment contract liabilities. Generally, this line would be driven by claims and expenses, as persistency experience relates to future service and would be offset by changes to the carrying amount of the contractual service margin unless the group is onerous, in which case the impact of persistency experience would be included in core earnings.

•	Other represents pre-tax net income on residual items in the insurance result section.

Net Investment Result represents the net income attributed to shareholders associated with investment results within the period. Note that results associated with Global WAM and Manulife Bank are shown on separate DOE lines. However within the income statement, the results associated with these businesses would impact the total investment result. This section includes lines attributed to core earnings including:

•	Expected investment earnings, which is the difference between expected asset returns and the associated finance income or expense from insurance contract liabilities, net of investment expenses.

•

Change in expected credit loss, which is the gain or charge to net income attributed to shareholders for credit losses to bring the allowance for credit losses to a level management considers adequate for expected credit-related losses on its portfolio.

•	Expected earnings on surplus reflects the expected investment return on surplus assets.

•	Other represents pre-tax net income on residual items in the investment result section.

Manulife Financial Corporation – Third Quarter 2023	59

Global WAM is the pre-tax net income from the Global Wealth and Asset Management segment, adjusted for applicable items excluded from core earnings as noted in the core earnings (loss) section above.

Manulife Bank is the pre-tax net income from Manulife Bank, adjusted for applicable items excluded from core earnings as noted in the core earnings (loss) section above.

Other represents net income associated with items outside of the net insurance service result, net investment result, Global WAM and Manulife Bank. Other includes lines attributed to core earnings such as:

•

Non-Directly Attributable Expenses are expenses incurred by the Company which are not directly attributable to fulfilling insurance contracts. Non-directly attributable expenses excludes non-directly attributable investment expenses as they are included in the net investment result.

•	Other represents pre-tax net income on residual items in the Other section. Most notably this would include the cost of financing debt issued by Manulife.

Net income attributed to shareholders includes the following items excluded from core earnings:

•	Market experience gains (losses) related to items excluded from core earnings that relate to changes in market variables.

•	Changes in actuarial methods and assumptions that flow directly through income related to updates in the methods and assumptions used to value insurance contract liabilities.

•	Restructuring charges includes a charge taken to reorganize operations.

•

Reinsurance transactions, tax-related items and other include the impacts of new or changes to in-force reinsurance contracts, the impact of enacted or substantially enacted income tax rate changes and other amounts defined as items excluded from core earnings not specifically captured in the lines above.

All of the above items are discussed in more details in our definition of items excluded from core earnings.

Manulife Financial Corporation – Third Quarter 2023	60

Drivers of Earnings (“DOE”) – 3Q23

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result	$467	$366	$108	$–	$64	$1,005
Net investment result	4	(14)	(45)	–	142	87
Global WAM	–	–	–	365	–	365
Manulife Bank	–	55	–	–	–	55
Other	(32)	(31)	5	1	(281)	(338)
Net income (loss) before income taxes	439	376	68	366	(75)	1,174
Income tax (expense) recovery	(135)	(94)	4	(48)	324	51
Net income (loss)	304	282	72	318	249	1,225
Less: Net income (loss) attributed to NCI	(25)	–	–	–	–	(25)
Less: Net income (loss) attributed to participating policyholders	(195)	8	–	–	–	(187)
Net income (loss) attributed to shareholders (post-tax)	$84	$290	$72	$318	$249	$1,013
Reconciliations of DOE line items to the consolidated financial statements and DOE presentation
	3Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$467	$366	$108	$–	$64	$1,005
Less: Insurance service result attributed to:
Items excluded from core earnings	(112)	11	(51)	–	(1)	(153)
NCI	15	–	–	–	–	15
Participating policyholders	177	21	–	–	–	198
Core net insurance result	387	334	159	–	65	945
Core net insurance result, CER adjustment(1)	–	–	–	–	–	–
Core net insurance result, CER basis	$387	$334	$159	$–	$65	$945
Total investment result reconciliation
Total investment result per financial statements	$4	$389	$(45)	$(303)	$273	$318
Less: Reclassify net investment result in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	(380)	–	303	–	(77)
Less: Consolidation adjustments(2)	–	–	–	–	(131)	(131)
Less: Other	–	(23)	–	–	–	(23)
Net investment result	4	(14)	(45)	–	142	87
Less: Net investment result attributed to:
Items excluded from core earnings	(274)	(130)	(418)	–	(5)	(827)
NCI	17	–	–	–	–	17
Participating policyholders	28	(21)	–	–	–	7
Core net investment result	233	137	373	–	147	890
Core net investment result, CER adjustment(1)	–	–	–	–	–	–
Core net investment result, CER basis	$233	$137	$373	$–	$147	$890
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$55	$–	$365	$–	$420
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	(11)	–	(55)	–	(66)
Core earnings in Manulife Bank and Global WAM	–	66	–	420	–	486
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	–	–	–
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$66	$–	$420	$–	$486

(1)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(2)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.

Manulife Financial Corporation – Third Quarter 2023	61

Drivers of Earnings (“DOE”) – 3Q23 (continued)

	3Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Other reconciliation
Other revenue per financial statements	$26	$53	$31	$1,709	$(174)	$1,645
General expenses per financial statements	(52)	(128)	(29)	(703)	(129)	(1,041)
Commission related to non-insurance contracts	(3)	(14)	6	(334)	9	(336)
Interest expense per financial statements	(3)	(290)	(3)	(1)	(119)	(416)
Total financial statements values included in Other	(32)	(379)	5	671	(413)	(148)
Less: Reclassify Other in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	325	–	(670)	–	(345)
Less: Consolidation adjustments(1)	–	–	–	–	132	132
Other	–	23	–	–	–	23
Other	(32)	(31)	5	1	(281)	(338)
Less: Other attributed to:
Items excluded from core earnings	5	(4)	2	–	(49)	(46)
NCI	2	–	–	1	–	3
Participating policyholders	3	(5)	–	–	–	(2)
Add: Par earnings transfer to shareholders	6	2	–	–	–	8
Core Other	(36)	(20)	3	–	(232)	(285)
Core Other, CER adjustment(2)	–	–	–	–	–	–
Core Other, CER basis	$(36)	$(20)	$3	$–	$(232)	$(285)
Income tax recovery (expense) reconciliation
Income tax recovery (expense) per financial statements	$(135)	$(94)	$4	$(48)	$324	$51
Less: Income tax recovery (expense) attributed to:
Items excluded from core earnings	(58)	16	97	12	294	361
NCI	(9)	–	–	(1)	–	(10)
Participating policyholders	(6)	(1)	–	–	–	(7)
Core income tax recovery (expense)	(62)	(109)	(93)	(59)	30	(293)
Core income tax recovery (expense), CER adjustment(2)	–	–	–	–	–	–
Core income tax recovery (expense), CER basis	$(62)	$(109)	$(93)	$(59)	$30	$(293)
Net income attributable to shareholders, CER basis(3)
Net insurance service result	$467	$366	$108	$–	$64	$1,005
Net investment result	4	(14)	(45)	–	142	87
Global WAM	–	–	–	365	–	365
Manulife Bank	–	55	–	–	–	55
Other	(32)	(31)	5	1	(281)	(338)
Net income (loss) before income taxes, CER basis	$439	$376	$68	$366	$(75)	$1,174

(1)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.
(2)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(3)	DOE on a CER basis adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q23.

Manulife Financial Corporation – Third Quarter 2023	62

Drivers of Earnings (“DOE”) – 2Q23

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result	$460	$262	$131	$–	$34	$887
Net investment result	(96)	12	105	–	351	372
Global WAM	–	–	–	362	–	362
Manulife Bank	–	59	–	–	–	59
Other	(19)	(21)	(16)	–	(188)	(244)
Net income (loss) before income taxes	345	312	220	362	197	1,436
Income tax (expense) recovery	(91)	(64)	(37)	(44)	(29)	(265)
Net income (loss)	254	248	183	318	168	1,171
Less: Net income (loss) attributed to NCI	(25)	–	–	(1)	–	(26)
Less: Net income (loss) attributed to participating policyholders	(99)	(21)	–	–	–	(120)
Net income (loss) attributed to shareholders (post-tax)	$130	$227	$183	$317	$168	$1,025
Reconciliations of DOE line items to the consolidated financial statements and DOE presentation
	2Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$460	$262	$131	$–	$34	$887
Less: Insurance service result attributed to:
Items excluded from core earnings	(44)	(4)	(26)	–	1	(73)
NCI	13	–	–	–	–	13
Participating policyholders	122	21	–	–	–	143
Core net insurance result	369	245	157	–	33	804
Core net insurance result, CER adjustment(1)	(6)	(1)	1	–	1	(5)
Core net insurance result, CER basis	$363	$244	$158	$–	$34	$799
Total investment result reconciliation
Total investment result per financial statements	$(96)	$354	$105	$(244)	$478	$597
Less: Reclassify net investment result in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	(342)	–	244	–	(98)
Less: Consolidation adjustments(2)	–	–	–	–	(127)	(127)
Less: Other	–	–	–	–	–	–
Net investment result	(96)	12	105	–	351	372
Less: Net investment result attributed to:
Items excluded from core earnings	(318)	(184)	(319)	–	183	(638)
NCI	14	–	–	–	–	14
Participating policyholders	(7)	14	–	–	–	7
Core net investment result	215	182	424	–	168	989
Core net investment result, CER adjustment(1)	(6)	1	(1)	–	–	(6)
Core net investment result, CER basis	$209	$183	$423	$–	$168	$983
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$59	$–	$362	$–	$421
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	–	–	(3)	–	(3)
Core earnings in Manulife Bank and Global WAM	–	59	–	365	–	424
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	(1)	–	(1)
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$59	$–	$364	$–	$423

(1)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(2)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.

Manulife Financial Corporation – Third Quarter 2023	63

Drivers of Earnings (“DOE”) – 2Q23 (continued)

	2Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Other reconciliation
Other revenue per financial statements	$47	$72	$16	$1,647	$(91)	$1,691
General expenses per financial statements	(61)	(127)	(25)	(709)	(101)	(1,023)
Commission related to non-insurance contracts	(2)	(13)	(3)	(329)	11	(336)
Interest expense per financial statements	(3)	(236)	(4)	(5)	(133)	(381)
Total financial statements values included in Other	(19)	(304)	(16)	604	(314)	(49)
Less: Reclassify Other in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	283	–	(604)	–	(321)
Less: Consolidation adjustments(1)	–	–	–	–	126	126
Other	–	–	–	–	–	–
Other	(19)	(21)	(16)	–	(188)	(244)
Less: Other attributed to:
Items excluded from core earnings	23	(1)	(3)	–	19	38
NCI	4	–	–	–	–	4
Participating policyholders	1	(3)	–	–	–	(2)
Add: Par earnings transfer to shareholders	9	2	–	–	–	11
Core Other	(38)	(15)	(13)	–	(207)	(273)
Core Other, CER adjustment(2)	2	–	(1)	–	–	1
Core Other, CER basis	$(36)	$(15)	$(14)	$–	$(207)	$(272)
Income tax recovery (expense) reconciliation
Income tax recovery (expense) per financial statements	$(91)	$(64)	$(37)	$(44)	$(29)	$(265)
Less: Income tax recovery (expense) attributed to:
Items excluded from core earnings	(4)	42	73	1	(47)	65
NCI	(6)	–	–	–	–	(6)
Participating policyholders	(8)	(9)	–	–	–	(17)
Core income tax recovery (expense)	(73)	(97)	(110)	(45)	18	(307)
Core income tax recovery (expense), CER adjustment(2)	2	–	–	1	(1)	2
Core income tax recovery (expense), CER basis	$(71)	$(97)	$(110)	$(44)	$17	$(305)
Net income attributable to shareholders, CER basis(3)
Net insurance service result	$452	$262	$131	$–	$34	$879
Net investment result	(85)	12	105	–	351	383
Global WAM	–	–	–	361	–	361
Manulife Bank	–	59	–	–	–	59
Other	(18)	(21)	(17)	–	(188)	(244)
Net income (loss) before income taxes, CER basis	$349	$312	$219	$361	$197	$1,438

(1)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.
(2)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(3)	DOE on a CER basis adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q23.

Manulife Financial Corporation – Third Quarter 2023	64

Drivers of Earnings (“DOE”) – 1Q23

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result	$370	$259	$173	$–	$47	$849
Net investment result	285	117	101	–	244	747
Global WAM	–	–	–	345	–	345
Manulife Bank	–	65	–	–	–	65
Other	(42)	(18)	(55)	–	(172)	(287)
Net income (loss) before income taxes	613	423	219	345	119	1,719
Income tax (expense) recovery	(105)	(99)	(33)	(48)	(24)	(309)
Net income (loss)	508	324	186	297	95	1,410
Less: Net income (loss) attributed to NCI	(54)	–	–	–	–	(54)
Less: Net income (loss) attributed to participating policyholders	65	(15)	–	–	–	50
Net income (loss) attributed to shareholders (post-tax)	$519	$309	$186	$297	$95	$1,406

Reconciliations of DOE line items to the consolidated financial statements and DOE presentation

	1Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$370	$259	$173	$–	$47	$849
Less: Insurance service result attributed to:
Items excluded from core earnings	26	–	1	–	(1)	26
NCI	40	–	–	–	–	40
Participating policyholders	(51)	26	–	–	–	(25)
Core net insurance result	355	233	172	–	48	808
Core net insurance result, CER adjustment(1)	(8)	–	(2)	–	(1)	(11)
Core net insurance result, CER basis	$347	$233	$170	$–	$47	$797
Total investment result reconciliation
Total investment result per financial statements	$285	$463	$101	$(260)	$381	$970
Less: Reclassify net investment result in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	(346)	–	260	–	(86)
Less: Consolidation adjustments(2)	–	–	–	–	(137)	(137)
Less: Other	–	–	–	–	–	–
Net investment result	285	117	101	–	244	747
Less: Net investment result attributed to:
Items excluded from core earnings	34	(40)	(200)	–	81	(125)
NCI	24	–	–	–	–	24
Participating policyholders	3	–	–	–	–	3
Core net investment result	224	157	301	–	163	845
Core net investment result, CER adjustment(1)	(10)	–	(2)	–	1	(11)
Core net investment result, CER basis	$214	$157	$299	$–	$164	$834
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$65	$–	$345	$–	$410
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	5	–	13	–	18
Core earnings in Manulife Bank and Global WAM	–	60	–	332	–	392
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	(2)	–	(2)
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$60	$–	$330	$–	$390

(1)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(2)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.

Manulife Financial Corporation – Third Quarter 2023	65

Drivers of Earnings (“DOE”) – 1Q23 (continued)

	1Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Other reconciliation
Other revenue per financial statements	$10	$72	$24	$1,665	$(80)	$1,691
General expenses per financial statements	(48)	(123)	(74)	(726)	(115)	(1,086)
Commission related to non-insurance contracts	(2)	(16)	(1)	(329)	10	(338)
Interest expense per financial statements	(2)	(232)	(4)	(5)	(124)	(367)
Total financial statements values included in Other	(42)	(299)	(55)	605	(309)	(100)
Less: Reclassify Other in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	281	–	(605)	–	(324)
Less: Consolidation adjustments(1)	–	–	–	–	137	137
Other	–	–	–	–	–	–
Other	(42)	(18)	(55)	–	(172)	(287)
Less: Other attributed to:
Items excluded from core earnings	(9)	(1)	(53)	–	36	(27)
NCI	–	–	–	–	–	–
Participating policyholders	(2)	(3)	–	–	–	(5)
Add: Par earnings transfer to shareholders	9	2	–	–	–	11
Core Other	(22)	(12)	(2)	–	(208)	(244)
Core Other, CER adjustment(2)	1	–	–	–	–	1
Core Other, CER basis	$(21)	$(12)	$(2)	$–	$(208)	$(243)
Income tax recovery (expense) reconciliation
Income tax recovery (expense) per financial statements	$(105)	$(99)	$(33)	$(48)	$(24)	$(309)
Less: Income tax recovery (expense) attributed to:
Items excluded from core earnings	(21)	(8)	53	(3)	(38)	(17)
NCI	(10)	–	–	–	–	(10)
Participating policyholders	(6)	(6)	–	–	–	(12)
Core income tax recovery (expense)	(68)	(85)	(86)	(45)	14	(270)
Core income tax recovery (expense), CER adjustment(2)	2	–	1	–	–	3
Core income tax recovery (expense), CER basis	$(66)	$(85)	$(85)	$(45)	$14	$(267)
Net income attributable to shareholders, CER basis(3)
Net insurance service result	$362	$259	$171	$–	$47	$839
Net investment result	276	117	100	–	244	737
Global WAM	–	–	–	342	–	342
Manulife Bank	–	65	–	–	–	65
Other	(41)	(18)	(53)	–	(173)	(285)
Net income (loss) before income taxes, CER basis	$597	$423	$218	$342	$118	$1,698

(1)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.
(2)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(3)	DOE on a CER basis adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q23.

Manulife Financial Corporation – Third Quarter 2023	66

Drivers of Earnings (“DOE”) – 4Q22

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result	$485	$301	$126	$–	$49	$961
Transitional net investment result	169	(69)	(259)	–	62	(97)
Global WAM	–	–	–	461	–	461
Manulife Bank	–	72	–	–	–	72
Other	(39)	(27)	(15)	–	(167)	(248)
Transitional net income (loss) before income taxes	615	277	(148)	461	(56)	1,149
Transitional income tax (expense) recovery	(122)	(135)	42	(60)	377	102
Transitional net income (loss)	493	142	(106)	401	321	1,251
Less: Transitional net income (loss) attributed to NCI	(34)	–	–	–	(1)	(35)
Less: Transitional net income (loss) attributed to participating policyholders	34	(22)	–	–	–	12
Transitional net income (loss) attributed to shareholders (post-tax)	$493	$120	$(106)	$401	$320	$1,228

Reconciliations of DOE line items to the consolidated financial statements and DOE presentation

	4Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$485	$301	$126	$–	$49	$961
Less: Insurance service result attributed to:
Items excluded from core earnings	69	1	10	–	(1)	79
NCI	18	–	–	–	–	18
Participating policyholders	15	84	–	–	–	99
Core net insurance result	383	216	116	–	50	765
Core net insurance result, CER adjustment(1)	(2)	–	(2)	–	(2)	(6)
Core net insurance result, CER basis	$381	$216	$114	$–	$48	$759
Transitional net investment result reconciliation
Total investment result per financial statements	$(45)	$(60)	$(179)	$(149)	$157	$(276)
IFRS 9 transitional impacts	214	312	(80)	–	7	453
Total including transitional impacts	169	252	(259)	(149)	164	177
Less: Reclassify net investment result in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	(324)	–	149	–	(175)
Less: Consolidation adjustments(2)	–	–	–	–	(102)	(102)
Less: Other	–	3	–	–	–	3
Transitional net investment result	169	(69)	(259)	–	62	(97)
Less: Transitional net investment result attributed to:
Items excluded from core earnings	(54)	(189)	(662)	–	(75)	(980)
NCI	31	–	–	–	–	31
Participating policyholders	(15)	(2)	–	–	–	(17)
Core net investment result	207	122	403	–	137	869
Core net investment result, CER adjustment(1)	(3)	–	(5)	–	–	(8)
Core net investment result, CER basis	$204	$122	$398	$–	$137	$861
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$72	$–	$461	$–	$533
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	5	–	140	–	145
Core earnings in Manulife Bank and Global WAM	–	67	–	321	–	388
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	(2)	–	(2)
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$67	$–	$319	$–	$386

(1)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(2)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.

Manulife Financial Corporation – Third Quarter 2023	67

Drivers of Earnings (“DOE”) – 4Q22 (continued)

	4Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Other reconciliation
Other revenue per financial statements	$15	$67	$17	$1,646	$(74)	$1,671
General expenses per financial statements	(42)	(135)	(29)	(715)	(81)	(1,002)
Commission related to non-insurance contracts	(3)	(14)	2	(316)	11	(320)
Interest expense per financial statements	(8)	(196)	(4)	(5)	(124)	(337)
Total financial statements values included in Other	(38)	(278)	(14)	610	(268)	12
Less: Reclassify Other in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	252	–	(610)	–	(358)
Less: Consolidation adjustments(1)	–	–	–	–	101	101
Other	(1)	(1)	(1)	–	–	(3)
Other	(39)	(27)	(15)	–	(167)	(248)
Less: Other attributed to:
Items excluded from core earnings	–	–	–	–	22	22
NCI	–	–	–	–	–	–
Participating policyholders	(7)	(1)	–	–	–	(8)
Add: Par earnings transfer to shareholders	20	(2)	–	–	–	18
Core Other	(12)	(28)	(15)	–	(189)	(244)
Core Other, CER adjustment(2)	(1)	–	–	–	1	–
Core Other, CER basis	$(13)	$(28)	$(15)	$–	$(188)	$(244)
Income tax recovery (expense) reconciliation
Income tax recovery (expense) per financial statements	$(102)	$(14)	$23	$(60)	$379	$226
IFRS 9 transitional impacts	(20)	(121)	19	–	(2)	(124)
Transitional income tax recovery (expense)	(122)	(135)	42	(60)	377	102
Less: Transitional income tax recovery (expense) attributed to:
Items excluded from core earnings	(18)	6	138	(13)	306	419
NCI	(13)	–	–	–	–	(13)
Participating policyholders	(9)	(60)	–	–	–	(69)
Core income tax recovery (expense)	(82)	(81)	(96)	(47)	71	(235)
Core income tax recovery (expense), CER adjustment(2)	2	–	2	(1)	–	3
Core income tax recovery (expense), CER basis	$(80)	$(81)	$(94)	$(48)	$71	$(232)
Net income (loss) attributed to NCI	$32	$–	$–	$–	$1	$33
IFRS 9 transitional impacts	2	–	–	–	–	2
Transitional net income (loss) to NCI	$34	$–	$–	$–	$1	$35
Net income (loss) attributed to participating policyholders	$(47)	$22	$–	$–	$–	$(25)
IFRS 9 transitional impacts	13	–	–	–	–	13
Transitional net income (loss) to participating policyholders	$(34)	$22	$–	$–	$–	$(12)
Transitional net income attributable to shareholders, CER basis(3)
Net insurance service result	$483	$301	$125	$–	$48	$957
Net investment result	165	(69)	(256)	–	62	(98)
Global WAM	–	–	–	454	–	454
Manulife Bank	–	72	–	–	–	72
Other	(40)	(27)	(16)	–	(168)	(251)
Transitional net income (loss) before income taxes, CER basis	$608	$277	$(147)	$454	$(58)	$1,134

(1)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.
(2)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(3)	DOE on a CER basis adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q23.

Manulife Financial Corporation – Third Quarter 2023	68

Drivers of Earnings (“DOE”) – 3Q22

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result	$296	$319	$40	$–	$(206)	$449
Transitional net investment result	(99)	260	334	–	(125)	370
Global WAM	–	–	–	324	–	324
Manulife Bank	–	66	–	–	–	66
Other	(47)	(23)	(16)	–	(197)	(283)
Transitional net income (loss) before income taxes	150	622	358	324	(528)	926
Transitional income tax (expense) recovery	(20)	(151)	(44)	(37)	47	(205)
Transitional net income (loss)	130	471	314	287	(481)	721
Less: Transitional net income (loss) attributed to NCI	(33)	–	–	–	–	(33)
Less: Transitional net income (loss) attributed to participating policyholders	79	10	–	–	–	89
Transitional net income (loss) attributed to shareholders (post-tax)	$176	$481	$314	$287	$(481)	$777
Reconciliations of DOE line items to the consolidated financial statements and DOE presentation
	3Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$296	$319	$40	$–	$(206)	$449
Less: Insurance service result attributed to:
Items excluded from core earnings	(13)	28	(12)	–	–	3
NCI	20	–	–	–	–	20
Participating policyholders	(56)	–	–	–	–	(56)
Core net insurance result	345	291	52	–	(206)	482
Core net insurance result, CER adjustment(1)	5	1	1	–	(5)	2
Core net insurance result, CER basis	$350	$292	$53	$–	$(211)	$484
Transitional net investment result reconciliation
Total investment result per financial statements	$17	$968	$(631)	$(292)	$(19)	$43
IFRS 9 transitional impacts	(116)	(406)	965	–	(1)	442
Total including transitional impacts	(99)	562	334	(292)	(20)	485
Less: Reclassify net investment result in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	(299)	–	292	–	(7)
Less: Consolidation adjustments(2)	–	–	–	–	(105)	(105)
Less: Other	–	(3)	–	–	–	(3)
Transitional net investment result	(99)	260	334	–	(125)	370
Less: Transitional net investment result attributed to:
Items excluded from core earnings	(262)	131	(135)	–	(200)	(466)
NCI	15	–	–	–	–	15
Participating policyholders	(5)	(16)	–	–	–	(21)
Core net investment result	153	145	469	–	75	842
Core net investment result, CER adjustment(1)	3	(1)	13	–	–	15
Core net investment result, CER basis	$156	$144	$482	$–	$75	$857
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$66	$–	$324	$–	$390
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	(4)	–	(81)	–	(85)
Core earnings in Manulife Bank and Global WAM	–	70	–	405	–	475
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	7	–	7
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$70	$–	$412	$–	$482

(1)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(2)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.

Manulife Financial Corporation – Third Quarter 2023	69

Drivers of Earnings (“DOE”) – 3Q22 (continued)

	3Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Other reconciliation
Other revenue per financial statements	$47	$62	$51	$1,555	$(168)	$1,547
General expenses per financial statements	(89)	(126)	(65)	(618)	(16)	(914)
Commission related to non-insurance contracts	(4)	(12)	1	(319)	2	(332)
Interest expense per financial statements	(1)	(182)	(3)	(2)	(121)	(309)
Total financial statements values included in Other	(47)	(258)	(16)	616	(303)	(8)
Less: Reclassify Other in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	233	–	(616)	–	(383)
Less: Consolidation adjustments(1)	–	–	–	–	106	106
Other	–	2	–	–	–	2
Other	(47)	(23)	(16)	–	(197)	(283)
Less: Other attributed to:
Items excluded from core earnings	16	–	(15)	–	(85)	(84)
NCI	1	–	–	–	–	1
Participating policyholders	2	–	–	–	–	2
Add: Par earnings transfer to shareholders	9	2	–	–	–	11
Core Other	(57)	(21)	(1)	–	(112)	(191)
Core Other, CER adjustment(2)	–	–	–	–	–	–
Core Other, CER basis	$(57)	$(21)	$(1)	$–	$(112)	$(191)
Income tax recovery (expense) reconciliation
Income tax recovery (expense) per financial statements	$(43)	$(186)	$160	$(37)	$46	$(60)
IFRS 9 transitional impacts	23	35	(204)	–	1	(145)
Transitional income tax recovery (expense)	(20)	(151)	(44)	(37)	47	(205)
Less: Transitional income tax recovery (expense) attributed to:
Items excluded from core earnings	47	(65)	39	14	34	69
NCI	(3)	–	–	–	–	(3)
Participating policyholders	(10)	8	–	–	–	(2)
Core income tax recovery (expense)	(54)	(94)	(83)	(51)	13	(269)
Core income tax recovery (expense), CER adjustment(2)	(2)	–	(3)	–	–	(5)
Core income tax recovery (expense), CER basis	$(56)	$(94)	$(86)	$(51)	$13	$(274)
Net income (loss) attributed to NCI	$34	$–	$–	$–	$–	$34
IFRS 9 transitional impacts	(1)	–	–	–	–	(1)
Transitional net income (loss) to NCI	$33	$–	$–	$–	$–	$33
Net income (loss) attributed to participating policyholders	$(91)	$(10)	$–	$–	$–	$(101)
IFRS 9 transitional impacts	12	–	–	–	–	12
Transitional net income (loss) to participating policyholders	$(79)	$(10)	$–	$–	$–	$(89)
Transitional net income attributable to shareholders, CER basis(3)
Net insurance service result	$297	$319	$41	$–	$(211)	$446
Net investment result	(96)	260	343	–	(125)	382
Global WAM	–	–	–	331	–	331
Manulife Bank	–	66	–	–	–	66
Other	(46)	(23)	(17)	–	(197)	(283)
Transitional net income (loss) before income taxes, CER basis	$155	$622	$367	$331	$(533)	$942

(1)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.
(2)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(3)	DOE on a CER basis adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q23.

Manulife Financial Corporation – Third Quarter 2023	70

Drivers of Earnings (“DOE”) – YTD 2023

($ millions, pre– tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2023
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result	$1,297	$887	$412	$–	$145	$2,741
Net investment result	193	115	161	–	737	1,206
Global WAM	–	–	–	1,072	–	1,072
Manulife Bank	–	179	–	–	–	179
Other	(93)	(70)	(66)	1	(641)	(869)
Net income (loss) before income taxes	1,397	1,111	507	1,073	241	4,329
Income tax (expense) recovery	(331)	(257)	(66)	(140)	271	(523)
Net income (loss)	1,066	854	441	933	512	3,806
Less: Net income (loss) attributed to NCI	(104)	–	–	(1)	–	(105)
Less: Net income (loss) attributed to participating policyholders	(229)	(28)	–	–	–	(257)
Net income (loss) attributed to shareholders (post– tax)	$733	$826	$441	$932	$512	$3,444

Reconciliations of DOE line items to the consolidated financial statements and DOE presentation

	YTD 2023
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$1,297	$887	$412	$–	$145	$2,741
Less: Insurance service result attributed to:
Items excluded from core earnings	(130)	7	(76)	–	(1)	(200)
NCI	68	–	–	–	–	68
Participating policyholders	248	68	–	–	–	316
Core net insurance result	1,111	812	488	–	146	2,557
Core net insurance result, CER adjustment(1)	(14)	(1)	(1)	–	–	(16)
Core net insurance result, CER basis	$1,097	$811	$487	$–	$146	$2,541
Total investment result reconciliation
Total investment result per financial statements	$193	$1,206	$161	$(807)	$1,132	$1,885
Less: Reclassify net investment result in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	(1,068)	–	807	–	(261)
Less: Consolidation adjustments(2)	–	–	–	–	(395)	(395)
Less: Other	–	(23)	–	–	–	(23)
Net investment result	193	115	161	–	737	1,206
Less: Net investment result attributed to:
Items excluded from core earnings	(558)	(354)	(937)	–	259	(1,590)
NCI	55	–	–	–	–	55
Participating policyholders	24	(7)	–	–	–	17
Core net investment result	672	476	1,098	–	478	2,724
Core net investment result, CER adjustment(1)	(16)	1	(3)	–	1	(17)
Core net investment result, CER basis	$656	$477	$1,095	$–	$479	$2,707
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$179	$–	$1,072	$–	$1,251
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	(6)	–	(45)	–	(51)
Core earnings in Manulife Bank and Global WAM	–	185	–	1,117	–	1,302
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	(3)	–	(3)
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$185	$–	$1,114	$–	$1,299

(1)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(2)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.

Manulife Financial Corporation – Third Quarter 2023	71

Drivers of Earnings (“DOE”) – YTD 2023 (continued)

	YTD 2023
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Other reconciliation
Other revenue per financial statements	$83	$197	$71	$5,021	$(345)	$5,027
General expenses per financial statements	(161)	(378)	(128)	(2,138)	(345)	(3,150)
Commission related to non– insurance contracts	(7)	(43)	2	(992)	30	(1,010)
Interest expense per financial statements	(8)	(758)	(11)	(11)	(376)	(1,164)
Total financial statements values included in Other	(93)	(982)	(66)	1,880	(1,036)	(297)
Less: Reclassify Other in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	889	–	(1,879)	–	(990)
Less: Consolidation adjustments(1)	–	–	–	–	395	395
Other	–	23	–	–	–	23
Other	(93)	(70)	(66)	1	(641)	(869)
Less: Other attributed to:
Items excluded from core earnings	19	(6)	(54)	–	6	(35)
NCI	6	–	–	1	–	7
Participating policyholders	2	(11)	–	–	–	(9)
Add: Par earnings transfer to shareholders	24	6	–	–	–	30
Core Other	(96)	(47)	(12)	–	(647)	(802)
Core Other, CER adjustment(2)	3	–	(1)	–	–	2
Core Other, CER basis	$(93)	$(47)	$(13)	$–	$(647)	$(800)
Income tax recovery (expense) reconciliation
Income tax recovery (expense) per financial statements	$(331)	$(257)	$(66)	$(140)	$271	$(523)
Less: Income tax recovery (expense) attributed to:
Items excluded from core earnings	(83)	50	223	10	209	409
NCI	(25)	–	–	(1)	–	(26)
Participating policyholders	(20)	(16)	–	–	–	(36)
Core income tax recovery (expense)	(203)	(291)	(289)	(149)	62	(870)
Core income tax recovery (expense), CER adjustment(2)	4	–	1	1	(1)	5
Core income tax recovery (expense), CER basis	$(199)	$(291)	$(288)	$(148)	$61	$(865)
Net income attributable to shareholders, CER basis(3)
Net insurance service result	$1,281	$887	$410	$–	$145	$2,723
Net investment result	195	115	160	–	737	1,207
Global WAM	–	–	–	1,068	–	1,068
Manulife Bank	–	179	–	–	–	179
Other	(91)	(70)	(65)	1	(642)	(867)
Net income (loss) before income taxes, CER basis	$1,385	$1,111	$505	$1,069	$240	$4,310

(1)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.
(2)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(3)	DOE on a CER basis adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q23.

Manulife Financial Corporation – Third Quarter 2023	72

Drivers of Earnings (“DOE”) – YTD 2022

($ millions, pre– tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2022
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result	$1,069	$889	$407	$–	$(166)	$2,199
Transitional net investment result	(653)	449	1,531	–	(454)	873
Global WAM	–	–	–	830	–	830
Manulife Bank	–	143	–	–	–	143
Other	(236)	(58)	(37)	–	(680)	(1,011)
Transitional net income (loss) before income taxes	180	1,423	1,901	830	(1,300)	3,034
Transitional income tax (expense) recovery	(115)	(323)	(347)	(110)	64	(831)
Transitional net income (loss)	65	1,100	1,554	720	(1,236)	2,203
Less: Transitional net income (loss) attributed to NCI	(80)	–	–	–	–	(80)
Less: Transitional net income (loss) attributed to participating policyholders	169	(22)	–	–	–	147
Transitional net income (loss) attributed to shareholders (post– tax)	$154	$1,078	$1,554	$720	$(1,236)	$2,270

Reconciliations of DOE line items to the consolidated financial statements and DOE presentation

	YTD 2022
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$1,069	$889	$407	$–	$(166)	$2,199
Less: Insurance service result attributed to:
Items excluded from core earnings	(103)	27	169	–	(1)	92
NCI	52	–	–	–	–	52
Participating policyholders	(88)	48	–	–	–	(40)
Core net insurance result	1,208	814	238	–	(165)	2,095
Core net insurance result, CER adjustment(1)	20	–	11	–	(2)	29
Core net insurance result, CER basis	$1,228	$814	$249	$–	$(167)	$2,124
Transitional net investment result reconciliation
Total investment result per financial statements	$(325)	$(1,240)	$(3,314)	$(1,051)	$(163)	$(6,093)
IFRS 9 transitional impacts	(328)	2,355	4,845	–	(3)	6,869
Total including transitional impacts	(653)	1,115	1,531	(1,051)	(166)	776
Less: Reclassify net investment result in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	(653)	–	1,051	–	398
Less: Consolidation adjustments(2)	–	–	–	–	(288)	(288)
Less: Other	–	(13)	–	–	–	(13)
Transitional net investment result	(653)	449	1,531	–	(454)	873
Less: Transitional net investment result attributed to:						–
Items excluded from core earnings	(1,104)	58	346	–	(642)	(1,342)
NCI	20	–	–	–	–	20
Participating policyholders	(39)	(29)	–	–	–	(68)
Core net investment result	470	420	1,185	–	188	2,263
Core net investment result, CER adjustment(1)	2	–	52	–	(1)	53
Core net investment result, CER basis	$472	$420	$1,237	$–	$187	$2,316
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$143	$–	$830	$–	$973
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	(20)	–	(370)	–	(390)
Core earnings in Manulife Bank and Global WAM	–	163	–	1,200	–	1,363
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	33	–	33
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$163	$–	$1,233	$–	$1,396

(1)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(2)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.

Manulife Financial Corporation – Third Quarter 2023	73

Drivers of Earnings (“DOE”) – YTD 2022 (continued)

	YTD 2022
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Other reconciliation
Other revenue per financial statements	$41	$195	$84	$4,745	$(550)	$4,515
General expenses per financial statements	(261)	(383)	(111)	(1,868)	(106)	(2,729)
Commission related to non-insurance contracts	(12)	(41)	2	(994)	32	(1,013)
Interest expense per financial statements	(4)	(352)	(12)	(2)	(344)	(714)
Total financial statements values included in Other	(236)	(581)	(37)	1,881	(968)	59
Less: Reclassify Other in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	510	–	(1,881)	–	(1,371)
Less: Consolidation adjustments(1)	–	–	–	–	288	288
Other	–	13	–	–	–	13
Other	(236)	(58)	(37)	–	(680)	(1,011)
Less: Other attributed to:
Items excluded from core earnings	(29)	–	(17)	–	(280)	(326)
NCI	7	–	–	–	–	7
Participating policyholders	(7)	–	–	–	–	(7)
Add: Par earnings transfer to shareholders	26	6	–	–	–	32
Core Other	(181)	(52)	(20)	–	(400)	(653)
Core Other, CER adjustment(2)	–	–	(1)	–	–	(1)
Core Other, CER basis	$(181)	$(52)	$(21)	$–	$(400)	$(654)
Income tax recovery (expense) reconciliation
Income tax recovery (expense) per financial statements	$(216)	$524	$672	$(110)	$63	$933
IFRS 9 transitional impacts	101	(847)	(1,019)	–	1	(1,764)
Transitional income tax recovery (expense)	(115)	(323)	(347)	(110)	64	(831)
Less: Transitional income tax recovery (expense) attributed to:
Items excluded from core earnings	72	(77)	(102)	65	19	(23)
NCI	1	–	–	–	–	1
Participating policyholders	(7)	8	–	–	–	1
Core income tax recovery (expense)	(181)	(254)	(245)	(175)	45	(810)
Core income tax recovery (expense), CER adjustment(2)	(3)	–	(11)	(3)	–	(17)
Core income tax recovery (expense), CER basis	$(184)	$(254)	$(256)	$(178)	$45	$(827)
Net income (loss) attributed to NCI	$88	$–	$–	$–	$–	$88
IFRS 9 transitional impacts	(8)	–	–	–	–	(8)
Transitional net income (loss) to NCI	$80	$–	$–	$–	$–	$80
Net income (loss) attributed to participating policyholders	$(164)	$22	$–	$–	$–	$(142)
IFRS 9 transitional impacts	(5)	–	–	–	–	(5)
Transitional net income (loss) to participating policyholders	$(169)	$22	$–	$–	$–	$(147)
Transitional net income attributable to shareholders, CER basis(3)
Net insurance service result	$1,076	$889	$427	$–	$(168)	$2,224
Net investment result	(632)	449	1,610	–	(453)	974
Global WAM	–	–	–	863	–	863
Manulife Bank	–	143	–	–	–	143
Other	(238)	(58)	(39)	–	(680)	(1,015)
Transitional net income (loss) before income taxes, CER basis	$206	$1,423	$1,998	$863	$(1,301)	$3,189

(1)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.
(2)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(3)	DOE on a CER basis adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q23.

Manulife Financial Corporation – Third Quarter 2023	74

Drivers of Earnings (“DOE”) – 2022

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2022
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result	$1,554	$1,190	$533	$–	$(117)	$3,160
Transitional net investment result	(484)	380	1,272	–	(392)	776
Global WAM	–	–	–	1,291	–	1,291
Manulife Bank	–	215	–	–	–	215
Other	(275)	(85)	(52)	–	(847)	(1,259)
Transitional net income (loss) before income taxes	795	1,700	1,753	1,291	(1,356)	4,183
Transitional income tax (expense) recovery	(237)	(458)	(305)	(170)	441	(729)
Transitional net income (loss)	558	1,242	1,448	1,121	(915)	3,454
Less: Transitional net income (loss) attributed to NCI	(114)	–	–	–	(1)	(115)
Less: Transitional net income (loss) attributed to participating policyholders	203	(44)	–	–	–	159
Transitional net income (loss) attributed to shareholders (post-tax)	$647	$1,198	$1,448	$1,121	$(916)	$3,498

Reconciliations of DOE line items to the consolidated financial statements and DOE presentation

	2022
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$1,554	$1,190	$533	$–	$(117)	$3,160
Less: Insurance service result attributed to:
Items excluded from core earnings	(34)	28	179	–	(2)	171
NCI	70	–	–	–	–	70
Participating policyholders	(73)	132	–	–	–	59
Core net insurance result	$1,591	$1,030	$354	$–	$(115)	$2,860
Core net insurance result, CER adjustment(1)	18	–	9	–	(3)	24
Core net insurance result, CER basis	$1,609	$1,030	$363	$–	$(118)	$2,884
Transitional net investment result reconciliation
Total investment result per financial statements	$(370)	$(1,300)	$(3,493)	$(1,200)	$(6)	$(6,369)
IFRS 9 transitional impacts	(114)	2,667	4,765	–	4	7,322
Total including transitional impacts	(484)	1,367	1,272	(1,200)	(2)	953
Less: Reclassify net investment result in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	(977)	–	1,200	–	223
Less: Consolidation adjustments(2)	–	–	–	–	(390)	(390)
Less: Other	–	(10)	–	–	–	(10)
Transitional net investment result	$(484)	$380	$1,272	$–	$(392)	$776
Less: Transitional net investment result attributed to:
Items excluded from core earnings	(1,158)	(131)	(316)	–	(717)	(2,322)
NCI	51	–	–	–	–	51
Participating policyholders	(54)	(31)	–	–	–	(85)
Core net investment result	677	542	1,588	–	325	3,132
Core net investment result, CER adjustment(1)	(1)	–	48	–	(1)	46
Core net investment result, CER basis	$676	$542	$1,636	$–	$324	$3,178
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$215	$–	$1,291	$–	$1,506
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	(15)	–	(230)	–	(245)
Core earnings in Manulife Bank and Global WAM	$–	$230	$–	$1,521	$–	$1,751
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	30	–	30
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$230	$–	$1,551	$–	$1,781

(1)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(2)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.

Manulife Financial Corporation – Third Quarter 2023	75

Drivers of Earnings (“DOE”) – 2022 (continued)

	2022
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Other reconciliation
Other revenue per financial statements	$56	$262	$101	$6,391	$(624)	$6,186
General expenses per financial statements	(303)	(518)	(140)	(2,583)	(187)	(3,731)
Commission related to non-insurance contracts	(15)	(55)	4	(1,310)	43	(1,333)
Interest expense per financial statements	(12)	(548)	(16)	(7)	(468)	(1,051)
Total financial statements values included in Other	(274)	(859)	(51)	2,491	(1,236)	71
Less: Reclassify Other in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	762	–	(2,491)	–	(1,729)
Less: Consolidation adjustments(1)	–	–	–	–	389	389
Other	(1)	12	(1)	–	–	10
Other	(275)	(85)	(52)	–	(847)	(1,259)
Less: Other attributed to:
Items excluded from core earnings	(29)	–	(17)	–	(258)	(304)
NCI	7	–	–	–	–	7
Participating policyholders	(14)	(1)	–	–	–	(15)
Add: Par earnings transfer to shareholders	46	4	–	–	–	50
Core Other	(193)	(80)	(35)	–	(589)	(897)
Core Other, CER adjustment(2)	(1)	–	(2)	–	1	(2)
Core Other, CER basis	$(194)	$(80)	$(37)	$–	$(588)	$(899)
Income tax recovery (expense) reconciliation
Income tax recovery (expense) per financial statements	$(318)	$510	$695	$(170)	$442	$1,159
IFRS 9 transitional impacts	81	(968)	(1,000)	–	(1)	(1,888)
Transitional income tax recovery (expense)	(237)	(458)	(305)	(170)	441	(729)
Less: Transitional income tax recovery (expense) attributed to:
Items excluded from core earnings	54	(71)	36	52	325	396
NCI	(12)	–	–	–	–	(12)
Participating policyholders	(16)	(52)	–	–	–	(68)
Core income tax recovery (expense)	(263)	(335)	(341)	(222)	116	(1,045)
Core income tax recovery (expense), CER adjustment(2)	(1)	–	(10)	(3)	–	(14)
Core income tax recovery (expense), CER basis	$(264)	$(335)	$(351)	$(225)	$116	$(1,059)
Net income (loss) attributed to NCI	$120	$–	$–	$–	$1	$121
IFRS 9 transitional impacts	(6)	–	–	–	–	(6)
Transitional net income (loss) to NCI	$114	$–	$–	$–	$1	$115
Net income (loss) attributed to participating policyholders	$(211)	$44	$–	$–	$–	$(167)
IFRS 9 transitional impacts	8	–	–	–	–	8
Transitional net income (loss) to participating policyholders	$(203)	$44	$–	$–	$–	$(159)
Transitional net income attributable to shareholders, CER basis(3)
Net insurance service result	$1,559	$1,190	$551	$–	$(120)	$3,180
Net investment result	(467)	380	1,354	–	(391)	876
Global WAM	–	–	–	1,317	–	1,317
Manulife Bank	–	215	–	–	–	215
Other	(278)	(85)	(55)	–	(847)	(1,265)
Transitional net income (loss) before income taxes, CER basis	$814	$1,700	$1,850	$1,317	$(1,358)	$4,323

(1)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.
(2)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(3)	DOE on a CER basis adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q23.

Manulife Financial Corporation – Third Quarter 2023	76

The contractual service margin (“CSM”) is a liability that represents future unearned profits on insurance contracts written. It is a component of our insurance and reinsurance contract liabilities on our Statement of Financial Position. Organic and inorganic changes in CSM include amounts attributable to participating shareholders and non-controlling interests. CSM growth is the percentage change in the CSM net of NCI compared with a prior period on a constant exchange rate basis.

Changes in CSM that are classified as organic include the following impacts:

•

Impact of new business is the impact on CSM from insurance contracts initially recognized in the period and includes acquisition expense related gains (losses) which impact the CSM in the period. It excludes the impact on CSM from entering into new in-force reinsurance contracts which would generally be considered a management action.

•	Expected movement related to finance income or expenses includes interest accreted on the CSM during the period and the expected change in the CSM on VFA contracts if returns are as expected.

•	CSM recognized for service provided is the portion of the CSM that is recognized in net income for service provided in the period.

•

Insurance experience gains (losses) and other is primarily the change in the CSM balance from experience variances that relate to future periods. This includes persistency experience and changes in future period cash flows caused by other current period experience.

Changes in CSM that are classified as inorganic include:

•	Changes in actuarial methods and assumptions that adjust the CSM;

•	Effect of movement in exchange rates over the reporting period;

•	Impact of markets; and

•

Reinsurance transactions, tax-related and other items that reflects the impact related to future cash flows from items such as gains or losses on disposition of a business, the impact of enacted or substantially enacted income tax rate changes, material one-time only adjustments that are exceptional in nature and other amounts not specifically captured in the previous inorganic items.

Post-tax CSM is used in the definition of financial leverage ratio and consolidated capital and is calculated as the CSM adjusted for the marginal income tax rate in the jurisdictions that report a CSM balance. Post-tax CSM net of NCI is used in the adjusted book value per share calculation and is calculated as the CSM excluding non-controlling interests adjusted for the marginal income tax rate in the jurisdictions that report this balance.

New Business CSM is the impact of new business defined above, excluding CSM attributable to non-controlling interests. New business CSM growth is the percentage change in the New Business CSM net of NCI compared with a prior period on a constant exchange rate basis.

Manulife Financial Corporation – Third Quarter 2023	77

CSM and post-tax CSM information

($ millions and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at ($ millions)	Sept 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sept 30, 2022
CSM	$18,149	$18,103	$18,200	$17,977	$17,798
Less: CSM for NCI	(780)	(680)	(733)	(694)	(712)
CSM, net of NCI	$17,369	$17,423	$17,467	$17,283	$17,086
CER adjustment(1)	(41)	165	(324)	(288)	(273)
CSM, net of NCI, CER basis	$17,328	$17,588	$17,143	$16,995	$16,813
CSM by segment
Asia	$10,030	$9,630	$9,678	$9,420	$9,309
Asia NCI	780	680	733	694	712
Canada	3,662	3,656	3,659	3,675	3,558
U.S.	3,651	4,106	4,080	4,136	4,185
Corporate and Other	26	31	50	52	34
CSM	$18,149	$18,103	$18,200	$17,977	$17,798
CSM, CER adjustment(1)
Asia	$(3)	$110	$(287)	$(246)	$(173)
Asia NCI	(1)	10	(44)	(34)	(30)
Canada	–	–	–	–	–
U.S.	(38)	55	(37)	(42)	(100)
Corporate and Other	–	–	–	–	–
Total	$(42)	$175	$(368)	$(322)	$(303)
CSM, CER basis
Asia	$10,027	$9,740	$9,391	$9,174	$9,136
Asia NCI	779	690	689	660	682
Canada	3,662	3,656	3,659	3,675	3,558
U.S.	3,613	4,161	4,043	4,094	4,085
Corporate and Other	26	31	50	52	34
Total CSM, CER basis	$18,107	$18,278	$17,832	$17,655	$17,495
Post-tax CSM
CSM	$18,149	$18,103	$18,200	$17,977	$17,798
Marginal tax rate on CSM	(2,474)	(2,645)	(2,724)	(2,726)	(2,632)
Post-tax CSM	$15,675	$15,458	$15,476	$15,251	$15,166
CSM, net of NCI	$17,369	$17,423	$17,467	$17,283	$17,086
Marginal tax rate on CSM net of NCI	(2,377)	(2,546)	(2,617)	(2,624)	(2,526)
Post-tax CSM net of NCI	$14,992	$14,877	$14,850	$14,659	$14,560

(1)	The impact of reflecting CSM and CSM net of NCI using the foreign exchange rates for the Statement of Financial Position in effect for 3Q23.

Manulife Financial Corporation – Third Quarter 2023	78

New business CSM detail, CER basis

($ millions pre-tax, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q23	2Q23	1Q23	4Q22	3Q22	2023	2022	2022
New business CSM, net of NCI
Hong Kong	$167	$191	$119	$110	$127	$477	$327	$437
Japan	29	19	36	28	37	84	112	140
Asia Other	206	222	146	186	176	574	546	732
International High Net Worth								197
Mainland China								12
Singapore								189
Vietnam								305
Other Emerging Markets								29
Asia	402	432	301	324	340	1,135	985	1,309
Canada	51	57	46	47	44	154	152	199
U.S.	54	103	95	71	86	252	316	387
Total new business CSM net of NCI	507	592	442	442	470	1,541	1,453	1,895
Asia NCI	46	38	19	–	2	103	20	20
Total impact of new insurance business in CSM	$553	$630	$461	$442	$472	$1,644	$1,473	$1,915
New business CSM, net of NCI, CER adjustment(1),(2)
Hong Kong	$–	$–	$(1)	$(2)	$3	$(1)	$15	$13
Japan	–	(1)	(3)	(1)	(1)	(4)	(9)	(10)
Asia Other	–	(3)	(4)	1	5	(7)	16	17
International High Net Worth								4
Mainland China								–
Singapore								10
Vietnam								3
Other Emerging Markets								–
Asia	–	(4)	(8)	(2)	7	(12)	22	20
Canada	–	–	–	–	–	–	–	–
U.S.	–	(1)	–	(1)	3	(1)	15	14
Total new business CSM net of NCI	–	(5)	(8)	(3)	10	(13)	37	34
Asia NCI	–	(1)	(2)	–	–	(3)	(1)	(1)
Total impact of new insurance business in CSM	$–	$(6)	$(10)	$(3)	$10	$(16)	$36	$33
New business CSM net of NCI, CER basis
Hong Kong	$167	$191	$118	$108	$130	$476	$342	$450
Japan	29	18	33	27	36	80	103	130
Asia Other	206	219	142	187	181	567	562	749
International High Net Worth								201
Mainland China								12
Singapore								199
Vietnam								308
Other Emerging Markets								29
Asia	402	428	293	322	347	1,123	1,007	1,329
Canada	51	57	46	47	44	154	152	199
U.S.	54	102	95	70	89	251	331	401
Total new business CSM net of NCI, CER basis	507	587	434	439	480	1,528	1,490	1,929
Asia NCI, CER basis	46	37	17	–	2	100	19	19
Total impact of new insurance business in CSM, CER basis	$553	$624	$451	$439	$482	$1,628	$1,509	$1,948

(1)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(2)

New business CSM for Asia Other is reported by country annually, on a full year basis. Other Emerging Markets within Asia Other include Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.

Manulife Financial Corporation – Third Quarter 2023	79

The Company also uses financial performance measures that are prepared on a constant exchange rate basis, which exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total Company level and from local currency to U.S. dollars in Asia). Such financial measures may be stated on a constant exchange rate basis or the percentage growth/decline in the financial measure on a constant exchange rate basis, using the income statement and balance sheet exchange rates effective for the third quarter of 2023.

Information supporting constant exchange rate basis for GAAP and non-GAAP financial measures is presented below and throughout this section.

Basic EPS and diluted EPS, CER basis is equal to common shareholders’ net income on a CER basis divided by the weighted average common shares outstanding and diluted weighted common shares outstanding, respectively.

General expenses, CER basis

($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q23	2Q23	1Q23	4Q22	3Q22	2023	2022	2022
General expenses	$1,042	$1,022	$1,086	$1,002	$914	$3,150	$2,729	$3,731
CER adjustment(1)	–	–	(7)	(5)	16	(7)	70	66
General expenses, CER basis	$1,042	$1,022	$1,079	$997	$930	$3,143	$2,799	$3,797

(1)	The impact of updating foreign exchange rates to that which was used in 3Q23.

Manulife Financial Corporation – Third Quarter 2023	80

Net income financial measures on a CER basis

($ Canadian millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q23	2Q23	1Q23	4Q22	3Q22	2023	2022	2022
Net income (loss) attributed to shareholders:
Asia	$84	$130	$519	$315	$280	$733	$368	$683
Canada	290	227	309	(73)	853	826	(430)	(503)
U.S.	72	183	186	(44)	(447)	441	(2,272)	(2,316)
Global WAM	318	317	297	401	287	932	720	1,121
Corporate and Other	249	168	95	316	(482)	512	(1,234)	(918)
Total net income (loss) attributed to shareholders	1,013	1,025	1,406	915	491	3,444	(2,848)	(1,933)
Preferred share dividends and other equity distributions	(54)	(98)	(52)	(97)	(51)	(204)	(163)	(260)
Common shareholders’ net income (loss)	$959	$927	$1,354	$818	$440	$3,240	$(3,011)	$(2,193)
CER adjustment(1)
Asia	$–	$8	$(7)	$14	$51	$1	$233	$247
Canada	–	–	(2)	(1)	17	(2)	64	63
U.S.	–	(1)	(3)	(3)	(8)	(4)	(120)	(123)
Global WAM	–	(1)	(3)	(6)	5	(4)	12	6
Corporate and Other	–	(8)	(2)	(8)	(15)	(10)	(58)	(66)
Total net income (loss) attributed to shareholders	–	(2)	(17)	(4)	50	(19)	131	127
Preferred share dividends and other equity distributions	–	–	–	–	–	–	–	–
Common shareholders’ net income (loss)	$–	$(2)	$(17)	$(4)	$50	$(19)	$131	$127
Net income (loss) attributed to shareholders, CER basis
Asia	$84	$138	$512	$329	$331	$734	$601	$930
Canada	290	227	307	(74)	870	824	(366)	(440)
U.S.	72	182	183	(47)	(455)	437	(2,392)	(2,439)
Global WAM	318	316	294	395	292	928	732	1,127
Corporate and Other	249	160	93	308	(497)	502	(1,292)	(984)
Total net income (loss) attributed to shareholders, CER basis	1,013	1,023	1,389	911	541	3,425	(2,717)	(1,806)
Preferred share dividends and other equity distributions, CER basis	(54)	(98)	(52)	(97)	(51)	(204)	(163)	(260)
Common shareholders’ net income (loss), CER basis	$959	$925	$1,337	$814	$490	$3,221	$(2,880)	$(2,066)
Asia net income attributed to shareholders, U.S. dollars
Asia net income (loss) attributed to shareholders, US $(2)	$63	$96	$384	$231	$216	$543	$285	$516
CER adjustment, US $(1)	–	7	(2)	16	31	5	164	180
Asia net income (loss) attributed to shareholders, U.S. $, CER basis(1)	$63	$103	$382	$247	$247	$548	$449	$696
Net income (loss) attributed to shareholders (pre-tax)
Net income (loss) attributed to shareholders (post-tax)	$1,013	$1,025	$1,406	$915	$491	$3,444	$(2,848)	$(1,933)
Tax on net income attributed to shareholders	(67)	242	287	(307)	59	462	(934)	(1,241)
Net income (loss) attributed to shareholders (pre-tax)	946	1,267	1,693	608	550	3,906	(3,782)	(3,174)
CER adjustment(1)	–	7	(21)	(8)	(9)	(14)	(82)	(90)
Net income (loss) attributed to shareholders (pre-tax), CER basis	$946	$1,274	$1,672	$600	$541	$3,892	$(3,864)	$(3,264)

(1)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(2)	Asia net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the reporting period.

Manulife Financial Corporation – Third Quarter 2023	81

Transitional net income financial measures on a CER basis

($ Canadian millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results				YTD Results	Full Year Results
	4Q22	3Q22	2Q22	1Q22	2022	2022
Transitional net income (loss) attributed to shareholders:
Asia	$493	$176	$(227)	$205	$154	$647
Canada	120	481	271	326	1,078	1,198
U.S.	(106)	314	355	885	1,554	1,448
Global WAM	401	287	150	283	720	1,121
Corporate and Other	320	(481)	(381)	(374)	(1,236)	(916)
Total transitional net income (loss) attributed to shareholders	1,228	777	168	1,325	2,270	3,498
Preferred share dividends and other equity distributions	(97)	(51)	(60)	(52)	(163)	(260)
Common shareholders’ transitional net income (loss)	$1,131	$726	$108	$1,273	$2,107	$3,238
CER adjustment(1)
Asia	$12	$25	$31	$59	$115	$127
Canada	(2)	12	6	9	27	25
U.S.	(2)	12	(5)	46	53	51
Global WAM	(6)	5	1	6	12	6
Corporate and Other	(8)	(16)	(18)	(24)	(58)	(66)
Total CER adjustment - transitional net income attributed to shareholders	(6)	38	15	96	149	143
Preferred share dividends and other equity distributions	–	–	–	–	–	–
Common shareholders’ transitional net income (loss)	$(6)	$38	$15	$96	$149	$143
Transitional net income (loss) attributed to shareholders, CER basis
Asia	$505	$201	$(196)	$264	$269	$774
Canada	118	493	277	335	1,105	1,223
U.S.	(108)	326	350	931	1,607	1,499
Global WAM	395	292	151	289	732	1,127
Corporate and Other	312	(497)	(399)	(398)	(1,294)	(982)
Total transitional net income (loss) attributed to shareholders, CER basis	1,222	815	183	1,421	2,419	3,641
Preferred share dividends and other equity distributions, CER basis	(97)	(51)	(60)	(52)	(163)	(260)
Common shareholders’ net income (loss), CER basis	$1,125	$764	$123	$1,369	$2,256	$3,381
Asia transitional net income attributed to shareholders, U.S. dollars
Asia transitional net income (loss) attributed to shareholders, US $(2)	$363	$134	$(177)	$161	$118	$481
CER adjustment, US $(1)	14	17	31	36	84	98
Asia transitional net income (loss) attributed to shareholders, U.S. $, CER basis(1)	$377	$151	$(146)	$197	$202	$579
Transitional net income (loss) attributed to shareholders (pre-tax)
Transitional net income (loss) attributed to shareholders (post-tax)	$1,228	$777	$168	$1,325	$2,270	$3,498
Tax on transitional net income attributed to shareholders	(184)	200	230	403	833	649
Transitional net income (loss) attributed to shareholders (pre-tax)	1,044	977	398	1,728	3,103	4,147
CER adjustment(1)	(13)	20	49	95	164	151
Transitional net income (loss) attributed to shareholders (pre-tax), CER basis	$1,031	$997	$447	$1,823	$3,267	$4,298

(1)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(2)	Asia transitional net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the reporting period.

Manulife Financial Corporation – Third Quarter 2023	82

Transitional ROE measures profitability in 2022 using common shareholders’ transitional net income (loss) as a percentage of capital deployed to earn that income. The Company calculates transitional ROE using average common shareholders’ equity quarterly, as the average of common shareholders’ equity at the start and end of the quarter, and annually, as the average of the quarterly average common shareholders’ equity for the year. Transitional ROE is a temporary measure and will be reported for 2022 comparative periods in our quarterly and annual 2023 MD&A.

	Quarterly Results				YTD Results	Full Year Results
($ millions, unless otherwise stated)	4Q22	3Q22	2Q22	1Q22	2022	2022
Total transitional net income (loss) attributed to shareholders	$1,228	$777	$168	$1,325	$2,270	$3,498
Preferred share dividends and other equity distributions	(97)	(51)	(60)	(52)	(163)	(260)
Common shareholders transitional net income (loss)	$1,131	$726	$108	$1,273	$2,107	$3,238
Annualized common shareholders transitional net income (loss)	$4,487	$2,876	$437	$5,163	$2,817	$3,238
Average common shareholders’ equity (see below)	$40,667	$40,260	$39,095	$38,881	$39,412	$39,726
Transitional ROE (annualized) (%)	11.0%	7.1%	1.1%	13.3%	7.2%	8.2%

Transitional basic EPS and transitional diluted EPS is equal to transitional common shareholders’ net income divided by the weighted average common shares outstanding and diluted weighted common shares outstanding, respectively. Transitional basic EPS and transitional diluted EPS, CER basis is equal to transitional common shareholders’ net income on a CER basis divided by the weighted average common shares outstanding and diluted weighted common shares outstanding, respectively. Each of these EPS measures are temporary and will be reported for 2022 comparative periods in our quarterly and annual 2023 MD&A.

AUMA is a financial measure of the size of the Company. It is comprised of AUM and AUA. AUM includes assets of the General Account, consisting of total invested assets and segregated funds net assets, and external client assets for which we provide investment management services, consisting of mutual fund, institutional asset management and other fund net assets. AUA are assets for which we provide administrative services only. Assets under management and administration is a common industry metric for wealth and asset management businesses.

Our Global WAM business also manages assets on behalf of other segments of the Company. Global WAM-managed AUMA is a financial measure equal to the sum of Global WAM’s AUMA and assets managed by Global WAM on behalf of other segments. It is an important measure of the assets managed by Global WAM.

Manulife Financial Corporation – Third Quarter 2023	83

AUM and AUMA reconciliations

(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(4)
	September 30, 2023						September 30, 2023
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$–	$25,123	$–	$–	$–	$25,123	$–	$–
Derivative reclassification(1)	–	–	–	–	8,141	8,141	–	–
Invested assets excluding above items	135,820	78,377	128,790	6,723	15,762	365,472	100,438	95,259
Total	135,820	103,500	128,790	6,723	23,903	398,736	100,438	95,259
Segregated funds net assets
Segregated funds net assets – Institutional	–	–	–	3,477	–	3,477	–	–
Segregated funds net assets – Other(2)	23,769	34,448	64,796	230,469	(47)	353,435	17,587	47,926
Total	23,769	34,448	64,796	233,946	(47)	356,912	17,587	47,926
AUM per financial statements	159,589	137,948	193,586	240,669	23,856	755,648	118,025	143,185
Mutual funds	–	–	–	266,069	–	266,069	–	–
Institutional asset management(3)	–	–	–	111,754	–	111,754	–	–
Other funds	–	–	–	14,359	–	14,359	–	–
Total AUM	159,589	137,948	193,586	632,851	23,856	1,147,830	118,025	143,185
Assets under administration	–	–	–	173,897	–	173,897	–	–
Total AUMA	$159,589	$137,948	$193,586	$806,748	$23,856	$1,321,727	$118,025	$143,185
Total AUMA, US $(4)						$977,609
Total AUMA	$159,589	$137,948	$193,586	$806,748	$23,856	$1,321,727
CER adjustment(5)	–	–	–	–	–	–
Total AUMA, CER basis	$159,589	$137,948	$193,586	$806,748	$23,856	$1,321,727
Global WAM Managed AUMA
Global WAM AUMA				$806,748
AUM managed by Global WAM for Manulife’s other segments				201,407
Total				$1,008,155

(1)	Corporate and Other consolidation adjustment related to net derivative assets reclassified from total invested assets to other lines on the Statement of Financial Position.
(2)	Corporate and Other segregated funds net assets represent elimination of amounts held by the Company.
(3)	Institutional asset management excludes Institutional segregated funds net assets.
(4)	US $ AUMA is calculated as total AUMA in Canadian $ divided by the US $ exchange rate in effect at the end of the quarter.
(5)	The impact of updating foreign exchange rates to that which was used in 3Q23.

Manulife Financial Corporation – Third Quarter 2023	84

AUM and AUMA reconciliations

(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(4)
	June 30, 2023						June 30, 2023
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$–	$25,003	$–	$–	$–	$25,003	$–	$–
Derivative reclassification(1)	–	–	–	–	3,895	3,895	–	–
Invested assets excluding above items	135,208	83,026	132,133	5,464	18,699	374,530	102,166	99,855
Total	135,208	108,029	132,133	5,464	22,594	403,428	102,166	99,855
Segregated funds net assets
Segregated funds net assets – Institutional	–	–	–	3,564	–	3,564	–	–
Segregated funds net assets – Other(2)	24,052	35,993	67,303	235,113	(44)	362,417	18,182	50,862
Total	24,052	35,993	67,303	238,677	(44)	365,981	18,182	50,862
AUM per financial statements	159,260	144,022	199,436	244,141	22,550	769,409	120,348	150,717
Mutual funds	–	–	–	267,835	–	267,835	–	–
Institutional asset management(3)	–	–	–	112,491	–	112,491	–	–
Other funds	–	–	–	14,674	–	14,674	–	–
Total AUM	159,260	144,022	199,436	639,141	22,550	1,164,409	120,348	150,717
Assets under administration	–	–	–	180,430	–	180,430	–	–
Total AUMA	$159,260	$144,022	$199,436	$819,571	$22,550	$1,344,839	$120,348	$150,717
Total AUMA, US $(4)						$1,016,277
Total AUMA	$159,260	$144,022	$199,436	$819,571	$22,550	$1,344,839
CER adjustment(5)	2,017	–	4,317	11,961	–	18,295
Total AUMA, CER basis	$161,277	$144,022	$203,753	$831,532	$22,550	$1,363,134
Global WAM Managed AUMA
Global WAM AUMA				$819,571
AUM managed by Global WAM for Manulife’s other segments				203,825
Total				$1,023,396

Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at September 30, 2023 above.

Manulife Financial Corporation – Third Quarter 2023	85

	CAD $						US $(4)
	March 31, 2023						March 31, 2023
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$–	$24,747	$–	$–	$–	$24,747	$–	$–
Derivative reclassification(1)	–	–	–	–	3,488	3,488	–	–
Invested assets excluding above items	138,029	82,733	136,454	5,565	21,460	384,241	102,014	100,827
Total	138,029	107,480	136,454	5,565	24,948	412,476	102,014	100,827
Segregated funds net assets
Segregated funds net assets – Institutional	–	–	–	3,718	–	3,718	–	–
Segregated funds net assets – Other(2)	24,203	36,374	67,935	231,860	(46)	360,326	17,893	50,197
Total	24,203	36,374	67,935	235,578	(46)	364,044	17,893	50,197
AUM per financial statements	162,232	143,854	204,389	241,143	24,902	776,520	119,907	151,024
Mutual funds	–	–	–	267,767	–	267,767	–	–
Institutional asset management(3)	–	–	–	113,781	–	113,781	–	–
Other funds	–	–	–	14,302	–	14,302	–	–
Total AUM	162,232	143,854	204,389	636,993	24,902	1,172,370	119,907	151,024
Assets under administration	–	–	–	177,510	–	177,510	–	–
Total AUMA	$162,232	$143,854	$204,389	$814,503	$24,902	$1,349,880	$119,907	$151,024
Total AUMA, US $(4)						$997,399
Total AUMA	$162,232	$143,854	$204,389	$814,503	$24,902	$1,349,880
CER adjustment(5)	(4,734)	–	(224)	(4,006)	–	(8,964)
Total AUMA, CER basis	$157,498	$143,854	$204,165	$810,497	$24,902	$1,340,916
Global WAM Managed AUMA
Global WAM AUMA				$814,503
AUM managed by Global WAM for Manulife’s other segments				208,013
Total				$1,022,516

Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at September 30, 2023 above.

Manulife Financial Corporation – Third Quarter 2023	86

	CAD $						US $(4)
	December 31, 2022						December 31, 2022
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$–	$24,779	$–	$–	$–	$24,779	$–	$–
Derivative reclassification(1)	–	–	–	–	5,701	5,701	–	–
Invested assets excluding above items	132,808	82,150	133,635	5,752	15,317	369,662	98,007	98,628
Total	132,808	106,929	133,635	5,752	21,018	400,142	98,007	98,628
Segregated funds net assets
Segregated funds net assets – Institutional	–	–	–	3,719	–	3,719	–	–
Segregated funds net assets – Other(2)	23,227	35,695	65,490	220,471	(40)	344,843	17,138	48,333
Total	23,227	35,695	65,490	224,190	(40)	348,562	17,138	48,333
AUM per financial statements	156,035	142,624	199,125	229,942	20,978	748,704	115,145	146,961
Mutual funds	–	–	–	258,273	–	258,273	–	–
Institutional asset management(3)	–	–	–	109,740	–	109,740	–	–
Other funds	–	–	–	13,617	–	13,617	–	–
Total AUM	156,035	142,624	199,125	611,572	20,978	1,130,334	115,145	146,961
Assets under administration	–	–	–	170,768	–	170,768	–	–
Total AUMA	$156,035	$142,624	$199,125	$782,340	$20,978	$1,301,102	$115,145	$146,961
Total AUMA, US $(4)						$960,259
Total AUMA	$156,035	$142,624	$199,125	$782,340	$20,978	$1,301,102
CER adjustment(5)	(4,507)	–	(468)	(4,247)	–	(9,222)
Total AUMA, CER basis	$151,528	$142,624	$198,657	$778,093	$20,978	$1,291,880
Global WAM Managed AUMA
Global WAM AUMA				$782,340
AUM managed by Global WAM for Manulife’s other segments				201,920
Total				$984,260

Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at September 30, 2023 above.

Manulife Financial Corporation – Third Quarter 2023	87

	CAD $						US $(4)
	September 30, 2022						September 30, 2022
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$–	$24,779	$–	$–	$–	$24,779	$–	$–
Derivative reclassification(1)	–	–	–	–	5,880	5,880	–	–
Invested assets excluding above items	127,624	81,682	133,567	5,586	17,465	365,924	92,876	97,206
Total	127,624	106,461	133,567	5,586	23,345	396,583	92,876	97,206
Segregated funds net assets
Segregated funds net assets – Institutional	–	–	–	4,118	–	4,118	–	–
Segregated funds net assets – Other(2)	22,033	34,773	63,996	210,351	(26)	331,127	16,042	46,575
Total	22,033	34,773	63,996	214,469	(26)	335,245	16,042	46,575
AUM per financial statements	149,657	141,234	197,563	220,055	23,319	731,828	108,918	143,781
Mutual funds	–	–	–	249,591	–	249,591	–	–
Institutional asset management(3)	–	–	–	100,474	–	100,474	–	–
Other funds	–	–	–	12,910	–	12,910	–	–
Total AUM	149,657	141,234	197,563	583,030	23,319	1,094,803	108,918	143,781
Assets under administration	–	–	–	168,316	–	168,316	–	–
Total AUMA	$149,657	$141,234	$197,563	$751,346	$23,319	$1,263,119	$108,918	$143,781
Total AUMA, US $(4)						$932,226
Total AUMA	$149,657	$141,234	$197,563	$751,346	$23,319	$1,263,119
CER adjustment(5)	(2,495)	–	(3,164)	(9,329)	–	(14,988)
Total AUMA, CER basis	$147,162	$141,234	$194,399	$742,017	$23,319	$1,248,131
Global WAM Managed AUMA
Global WAM AUMA				$751,346
AUM managed by Global WAM for Manulife’s other segments				199,285
Total				$950,631

Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at September 30, 2023 above.

Manulife Financial Corporation – Third Quarter 2023	88

Global WAM AUMA and managed AUMA by business line and geographic source

($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Sept 30, 2023	June 30, 2023	Mar 31, 2023	Dec 31, 2022	Sept 30, 2022
Global WAM AUMA by business line
Retirement	$410,432	$419,380	$413,769	$395,108	$380,292
Retail	278,372	281,814	281,198	271,351	264,029
Institutional asset management	117,943	118,377	119,536	115,881	107,025
Total	$806,747	$819,571	$814,503	$782,340	$751,346
Global WAM AUMA by business line, CER basis(1)
Retirement	$410,432	$426,424	$413,389	$394,403	$375,472
Retail	278,372	285,478	279,737	269,784	260,843
Institutional asset management	117,943	119,630	117,370	113,906	105,702
Total	$806,747	$831,532	$810,496	$778,093	$742,017
Global WAM AUMA by geographic source
Asia	$113,642	$112,283	$115,819	$110,724	$97,941
Canada	219,518	226,087	223,045	213,802	205,042
U.S.	473,587	481,201	475,639	457,814	448,363
Total	$806,747	$819,571	$814,503	$782,340	$751,346
Global WAM AUMA by geographic source, CER basis(1)
Asia	$113,642	$113,792	$112,289	$107,471	$95,799
Canada	219,518	226,087	223,045	213,802	205,042
U.S.	473,587	491,653	475,162	456,820	441,176
Total	$806,747	$831,532	$810,496	$778,093	$742,017
Global WAM Managed AUMA by business line
Retirement	$410,432	$419,380	$413,769	$395,108	$380,292
Retail	351,384	357,539	358,098	346,200	338,181
Institutional asset management	246,339	246,477	250,649	242,952	232,158
Total	$1,008,155	$1,023,396	$1,022,516	$984,260	$950,631
Global WAM Managed AUMA by business line, CER basis(1)
Retirement	$410,432	$426,424	$413,389	$394,403	$375,472
Retail	351,384	362,210	356,599	344,528	334,260
Institutional asset management	246,339	250,076	248,372	240,742	229,144
Total	$1,008,155	$1,038,710	$1,018,360	$979,673	$938,876
Global WAM Managed AUMA by geographic source
Asia	$188,098	$185,198	$191,720	$183,893	$169,985
Canada	266,935	274,957	272,101	261,756	252,669
U.S.	553,122	563,241	558,695	538,611	527,977
Total	$1,008,155	$1,023,396	$1,022,516	$984,260	$950,631
Global WAM Managed AUMA by geographic source, CER basis(1)
Asia	$188,098	$188,297	$188,123	$180,477	$166,694
Canada	266,935	274,957	272,101	261,756	252,669
U.S.	553,122	575,456	558,136	537,440	519,513
Total	$1,008,155	$1,038,710	$1,018,360	$979,673	$938,876

(1)	AUMA adjusted to reflect the foreign exchange rates for the Statement of Financial Position in effect for 3Q23.

Average assets under management and administration (“average AUMA”) is the average of Global WAM’s AUMA during the reporting period. It is a measure used in analyzing and explaining fee income and earnings of our Global WAM segment. It is calculated as the average of the opening balance of AUMA and the ending balance of AUMA using daily balances where available and month-end or quarter-end averages when daily averages are unavailable. Similarly, Global WAM average managed AUMA and average AUA are the average of Global WAM’s managed AUMA and AUA, respectively, and are calculated in a manner consistent with average AUMA.

Manulife Financial Corporation – Third Quarter 2023	89

Manulife Bank net lending assets is a financial measure equal to the sum of Manulife Bank’s loans and mortgages, net of allowances. Manulife Bank average net lending assets is a financial measure which is calculated as the quarter-end average of the opening and the ending balance of net lending assets. Both of these financial measures are a measure of the size of Manulife Bank’s portfolio of loans and mortgages and are used to analyze and explain its earnings.

As at ($ millions)	Sept 30, 2023	June 30, 2023	Mar 31, 2023	Dec 31, 2022	Sept 30, 2022
Mortgages	$51,012	$51,459	$52,128	$51,765	$51,445
Less: Mortgages not held by Manulife Bank	28,402	29,088	30,087	29,767	29,607
Total mortgages held by Manulife Bank	22,610	22,371	22,041	21,998	21,838
Loans to Bank clients	2,513	2,632	2,706	2,781	2,799
Manulife Bank net lending assets	$25,123	$25,003	$24,747	$24,779	$24,637
Manulife Bank average net lending assets
Beginning of period	$25,003	$24,747	$24,779	$24,637	$24,500
End of period	25,123	25,003	24,747	24,779	24,637
Manulife Bank average net lending assets by quarter	$25,063	$24,875	$24,763	$24,708	$24,569
Manulife Bank average net lending assets – Year-to-date	$24,951				$24,042
Manulife Bank average net lending assets – full year				$24,113

Financial leverage ratio is a debt-to-equity ratio. With the adoption of IFRS 17 on January 1, 2023, the calculation of financial leverage ratio was updated to include the CSM on a post-tax basis, and prior period comparatives were updated. The ratio is calculated as the sum of long-term debt, capital instruments and preferred shares and other equity instruments divided by the sum of long-term debt, capital instruments, equity and post-tax CSM.

Adjusted book value is the sum of common shareholders’ equity and post-tax CSM net of NCI. It is an important measure for monitoring growth and measuring insurance businesses’ value. Adjusted book value per common share is calculated by dividing adjusted book value by the number of common shares outstanding at the end of the period.

As at ($ millions)	Sept 30, 2023	June 30, 2023	Mar 31, 2023	Dec 31, 2022	Sept 30, 2022
Common shareholders’ equity	$40,747	$39,047	$40,715	$40,216	$41,118
Post tax CSM, net of NCI	14,992	14,877	14,850	14,659	14,560
Adjusted book value	$55,739	$53,924	$55,565	$54,875	$55,678

Consolidated capital serves as a foundation of our capital management activities at the MFC level. Consolidated capital is calculated as the sum of: (i) total equity excluding accumulated other comprehensive income (“AOCI”) on cash flow hedges; (ii) post-tax CSM; and (iii) certain other capital instruments that qualify as regulatory capital. For regulatory reporting purposes under the LICAT framework, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines defined by OSFI.

As at ($ millions)	Sept 30, 2023	June 30, 2023	Mar 31, 2023	Dec 31, 2022	Sept 30, 2022
Total equity	$49,035	$47,156	$48,751	$48,226	$49,180
Less: AOCI gain/(loss) on cash flow hedges	47	–	(38)	8	(18)
Total equity excluding AOCI on cash flow hedges	48,988	47,156	48,789	48,218	49,198
Post-tax CSM	15,675	15,458	15,476	15,251	15,166
Qualifying capital instruments	6,702	6,662	7,317	6,122	7,118
Consolidated capital	$71,365	$69,276	$71,582	$69,591	$71,482

Manulife Financial Corporation – Third Quarter 2023	90

Core EBITDA is a financial measure which Manulife uses to better understand the long-term earnings capacity and valuation of our Global WAM business on a basis more comparable to how the profitability of global asset managers is generally measured. Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core EBITDA excludes certain acquisition expenses related to insurance contracts in our retirement businesses which are deferred and amortized over the expected lifetime of the customer relationship. Core EBITDA was selected as a key performance indicator for our Global WAM business, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

Reconciliation of Global WAM core earnings to core EBITDA and Global WAM core EBITDA by business line and geographic source

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q23	2Q23	1Q23	4Q22	3Q22	2023	2022	2022
Global WAM core earnings (post-tax)	$361	$320	$287	$274	$354	$968	$1,025	$1,299
Addback taxes, acquisition costs, other expenses and deferred sales commissions
Core income tax (expense) recovery (see above)	59	45	45	47	51	149	175	222
Amortization of deferred acquisition costs and other depreciation	41	40	40	43	36	121	111	154
Amortization of deferred sales commissions	19	19	21	25	24	59	73	98
Core EBITDA	$480	$424	$393	$389	$465	$1,297	$1,384	$1,773
CER adjustment(1)	-	-	(3)	(3)	8	(3)	38	35
Core EBITDA, CER basis	$480	$424	$390	$386	$473	$1,294	$1,422	$1,808
Core EBITDA by business line
Retirement	$242	$233	$217	$211	$232	$692	$672	$883
Retail	190	168	171	181	207	529	615	796
Institutional Asset Management	48	23	5	(3)	26	76	97	94
Total	$480	$424	$393	$389	$465	$1,297	$1,384	$1,773
Core EBITDA by geographic source
Asia	$132	$125	$113	$108	$117	$370	$347	$455
Canada	146	148	136	129	168	430	488	617
U.S.	202	151	144	152	180	497	549	701
Total	$480	$424	$393	$389	$465	$1,297	$1,384	$1,773
Core EBITDA by business line, CER basis(2)
Retirement	$242	$233	$216	$209	$236	$691	$694	$903
Retail	190	167	170	180	209	527	627	807
Institutional Asset Management	48	24	4	(3)	28	76	101	98
Total, CER basis	$480	$424	$390	$386	$473	$1,294	$1,422	$1,808
Core EBITDA by geographic source, CER basis(2)
Asia	$132	$125	$111	$107	$121	$368	$360	$467
Canada	146	148	136	129	168	430	488	617
U.S.	202	151	143	150	184	496	574	724
Total, CER basis	$480	$424	$390	$386	$473	$1,294	$1,422	$1,808

(1)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(2)	Core EBITDA adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q23.

Manulife Financial Corporation – Third Quarter 2023	91

Core EBITDA margin is a financial measure which Manulife uses to better understand the long-term profitability of our Global WAM business on a more comparable basis to how profitability of global asset managers are measured. Core EBITDA margin presents core earnings before the impact of interest, taxes, depreciation, and amortization divided by core revenue from these businesses. Core revenue is used to calculate our core EBITDA margin, and is equal to the sum of pre-tax other revenue and investment income in Global WAM included in core EBITDA, and it excludes such items as revenue related to integration and acquisitions and market experience gains (losses). Core EBITDA margin was selected as a key performance indicator for our Global WAM business, as EBITDA margin is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

	Quarterly Results					YTD Results		Full Year Results
($ millions, unless otherwise stated)	3Q23	2Q23	1Q23	4Q22	3Q22	2023	2022	2022
Core EBITDA margin
Core EBITDA	$480	$424	$393	$389	$465	$1,297	$1,384	$1,773
Core revenue	$1,783	$1,722	$1,756	$1,646	$1,610	$5,261	$4,870	$6,516
Core EBITDA margin	26.9%	24.6%	22.4%	23.6%	28.9%	24.7%	28.4%	27.2%
Global WAM core revenue
Other revenue per financial statements	$1,645	$1,691	$1,691	$1,671	$1,547	$5,027	$4,515	$6,186
Less: Other revenue in segments other than Global WAM	(64)	44	26	26	(9)	6	(231)	(205)
Other revenue in Global WAM (fee income)	$1,709	$1,647	$1,665	$1,645	$1,556	$5,021	$4,746	$6,391
Investment income per financial statements	$4,028	$4,135	$3,520	$4,271	$3,832	$11,683	$10,933	$15,204
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities per financial statements	(2,430)	950	1,944	(2,453)	(1,112)	464	(11,193)	(13,646)
Total investment income	1,598	5,085	5,464	1,818	2,720	12,147	(260)	1,558
Less: Investment income in segments other than Global WAM	1,578	5,010	5,357	1,672	2,748	11,945	(13)	1,659
Investment income in Global WAM	$20	$75	$107	$146	$(28)	$202	$(247)	$(101)
Total other revenue and investment income in Global WAM	$1,729	$1,722	$1,772	$1,791	$1,528	$5,223	$4,499	$6,290
Less: Total revenue reported in items excluded from core earnings
Market experience gains (losses)	(54)	7	12	55	(82)	(35)	(371)	(316)
Revenue related to integration and acquisitions	–	(7)	4	90	–	(3)	–	90
Global WAM core revenue	$1,783	$1,722	$1,756	$1,646	$1,610	$5,261	$4,870	$6,516

Expense measures

With the adoption of IFRS 17, we have replaced core general expenses with two new measures: core expenses and core expenditures. Under IFRS 17, expenses previously reported in general expenses are now reported as:

1.	General expenses that flow directly through income;

2.	Directly attributable maintenance expenses, which are reported in insurance service expenses and flow directly through income;

3.	Directly attributable acquisition expenses for contracts measured using the PAA method which are reported in insurance service expenses, and flow directly through income; and

4.	Directly attributable acquisition expenses that are capitalized into the CSM.

Total expenses include items 1 to 3 above and total expenditures include items 1 to 4 above.

Manulife Financial Corporation – Third Quarter 2023	92

Core expenses is used to calculate our expense efficiency ratio and is equal to total expenses that are included in core earnings and excludes such items as material legal provisions for settlements, restructuring charges and expenses related to integration and acquisitions.

	Quarterly Results					YTD Results		Full Year Results
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	3Q23	2Q23	1Q23	4Q22	3Q22	2023	2022	2022
Core expenses
General expenses - Statements of Income	$1,042	$1,022	$1,086	$1,002	$914	$3,150	$2,729	$3,731
Directly attributable acquisition expense for contracts measured using the PAA method(1)	37	35	33	15	17	105	43	58
Directly attributable maintenance expense(1)	544	550	546	577	497	1,640	1,462	2,039
Total expenses	1,623	1,607	1,665	1,594	1,428	4,895	4,234	5,828
Less: General expenses included in items excluded from core earnings
Restructuring charge	–	–	–	–	–	–	–	–
Integration and acquisition	–	–	–	18	–	–	8	26
Legal provisions and Other expenses	1	9	60	-	39	70	40	40
Total	1	9	60	18	39	70	48	66
Core expenses	$1,622	$1,598	$1,605	$1,576	$1,389	$4,825	$4,186	$5,762
CER adjustment(2)	–	(5)	(17)	(9)	20	(22)	81	72
Core expenses, CER basis	$1,622	$1,593	$1,588	$1,567	$1,409	$4,803	$4,267	$5,834
Total expenses	$1,623	$1,607	$1,665	$1,594	$1,428	$4,895	$4,234	$5,828
CER adjustment(2)	–	(6)	(16)	(9)	21	(22)	82	73
Total expenses, CER basis	$1,623	$1,601	$1,649	$1,585	$1,449	$4,873	$4,316	$5,901

(1)	Expenses are components of insurance service expenses on the Statements of Income that flow directly through income.
(2)	The impact of updating foreign exchange rates to that which was used in 3Q23.

Core expenditures is used to calculate our expenditure efficiency ratio and is equal to total expenditures excluding such items as material legal provisions for settlements, restructuring charges and expenses related to integration and acquisitions. Total expenditures is equal to the sum of total expenses and costs that are directly attributable to the acquisition of new business that are capitalized into the CSM.

	Quarterly Results					YTD Results		Full Year Results
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	3Q23	2Q23	1Q23	4Q22	3Q22	2023	2022	2022
Core expenditures
Total expenses	$1,623	$1,607	$1,665	$1,594	$1,428	$4,895	$4,234	$5,828
Directly attributable acquisition expenses capitalized through the CSM(1)	489	501	507	532	467	1,497	1,377	1,909
Total expenditures	2,112	2,108	2,172	2,126	1,895	6,392	5,611	7,737
Less: General expenses included in items excluded from core earnings (see core expenses reconciliation above)	1	9	60	18	39	70	48	66
Core expenditures	$2,111	$2,099	$2,112	$2,108	$1,856	$6,322	$5,563	$7,671
CER adjustment(2)	–	(13)	(30)	(16)	26	(43)	89	73
Core expenditures, CER basis	$2,111	$2,086	$2,082	$2,092	$1,882	$6,279	$5,652	$7,744
Total expenditures	$2,112	$2,108	$2,172	$2,126	$1,895	$6,392	$5,611	$7,737
CER adjustment(2)	–	(14)	(29)	(16)	28	(43)	90	74
Total expenditures, CER basis	$2,112	$2,094	$2,143	$2,110	$1,923	$6,349	$5,701	$7,811

(1)	Expenses are components of insurance service expenses on the Statements of Income and are then capitalized to CSM.
(2)	The impact of updating foreign exchange rates to that which was used in 3Q23.

Manulife Financial Corporation – Third Quarter 2023	93

Expense efficiency ratio is a financial measure which Manulife uses to measure progress towards our target to be more efficient. It is defined as core expenses divided by the sum of core earnings before income taxes (“pre-tax core earnings”) and core expenses.

Expenditure efficiency ratio is a financial measure which Manulife uses to measure progress towards our target to be more efficient. It is defined as core expenditures divided by the sum of core earnings before income taxes (“pre-tax core earnings”) and core expenditures.

Embedded value (“EV”) is a measure of the present value of shareholders’ interests in the expected future distributable earnings on in-force business reflected in the Consolidated Statements of Financial Position of Manulife, excluding any value associated with future new business. EV is calculated as the sum of the adjusted net worth and the value of in-force business calculated as at December 31. The adjusted net worth is the IFRS shareholders’ equity adjusted for goodwill and intangible assets, fair value of surplus assets, the fair value of debt, preferred shares, and other equity, and local statutory balance sheet, regulatory reserve, and capital for our Asian businesses. The value of in-force business in Canada and the U.S. is the present value of expected future IFRS earnings, on an IFRS 4 basis, on in-force business less the present value of the cost of holding capital to support the in-force business under the LICAT framework. The value of in-force business in Asia reflects local statutory earnings and capital requirements. The value of in-force business excludes Global WAM, Bank or P&C Reinsurance businesses.

Net annualized fee income yield on average AUMA (“Net fee income yield”) is a financial measure that represents the net annualized fee income from Global WAM channels over average AUMA. This measure provides information on Global WAM’s adjusted return generated from managing AUMA.

Net annualized fee income is a financial measure that represents Global WAM income before income taxes, adjusted to exclude items unrelated to net fee income, including general expenses, investment income, non-AUMA related net benefits and claims, and net premium taxes. It also excludes the components of Global WAM net fee income from managing assets on behalf of other segments. This measure is annualized based on the number of days in the year divided by the number of days in the reporting period.

Reconciliation of income before income taxes to net fee income yield

	Quarterly Results					YTD Results		Full Year Results
($ millions, unless otherwise stated)	3Q23	2Q23	1Q23	4Q22	3Q22	2023	2022	2022
Income before income taxes	$1,174	$1,436	$1,719	$697	$484	$4,329	$(3,835)	$(3,138)
Less: Income before income taxes for segments other than Global WAM	808	1,074	1,374	236	160	3,256	(4,665)	(4,429)
Global WAM income before income taxes	366	362	345	461	324	1,073	830	1,291
Items unrelated to net fee income	717	674	676	527	658	2,067	2,126	2,653
Global WAM net fee income	1,083	1,036	1,021	988	982	3,140	2,956	3,944
Less: Net fee income from other segments	171	142	136	134	136	449	413	547
Global WAM net fee income excluding net fee income from other segments	912	894	885	854	846	2,691	2,543	3,397
Net annualized fee income	$3,618	$3,584	$3,589	$3,388	$3,356	$3,597	$3,400	$3,397
Average Assets under Management and Administration	$813,157	$814,945	$804,455	$779,642	$773,575	$812,341	$787,876	$790,268
Net fee income yield (bps)	44.5	44.0	44.6	43.5	43.4	44.3	43.2	43.0

New business value (“NBV”) is the change in embedded value as a result of sales in the reporting period. The definition of NBV has changed for periods beginning after 2022 as follows:

•	adopting IFRS 17 in the calculation of expected future distributable earnings in Canada, and international high net worth business, which was reclassified to the Asia segment in 2023; and

•	changing the basis for calculating expected future distributable earnings in the U.S. from IFRS to local capital requirements.

Manulife Financial Corporation – Third Quarter 2023	94

NBV for periods beginning after December 31, 2022 is calculated as the present value of shareholders’ interests in expected future distributable earnings in accordance with IFRS 17, after the cost of capital calculated under the LICAT framework in Canada and the local capital requirements in the U.S. and Asia, on actual new business sold in the period using assumptions that are consistent with the assumptions used in the calculation of embedded value.

NBV for periods prior to January 1, 2023 is calculated as the present value of shareholders’ interests in expected future distributable earnings in accordance with IFRS 4 “Insurance Contracts”, after the cost of capital calculated under the LICAT framework in Canada and the U.S. and the local capital requirements in Asia, on actual new business sold in the period using assumptions that are consistent with the assumptions used in the calculation of embedded value.

NBV excludes businesses with immaterial insurance risks, such as the Company’s Global WAM, Manulife Bank and the P&C Reinsurance businesses. NBV is a useful metric to evaluate the value created by the Company’s new business franchise.

New business value margin (“NBV margin”) is calculated as NBV divided by APE sales excluding non-controlling interests. APE sales are calculated as 100% of regular premiums and deposits sales and 10% of single premiums and deposits sales. NBV margin is a useful metric to help understand the profitability of our new business.

Sales are measured according to product type:

For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance. Sales are reported gross before the impact of reinsurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

Insurance-based wealth accumulation product sales include all new deposits into variable and fixed annuity contracts. As we discontinued sales of new variable annuity contracts in the U.S. in 1Q13, subsequent deposits into existing U.S. variable annuity contracts are not reported as sales. Asia variable annuity deposits are included in APE sales.

APE sales are comprised of 100% of regular premiums and deposits and 10% of excess and single premiums and deposits for both insurance and insurance-based wealth accumulation products.

Gross flows is a new business measure presented for our Global WAM business and includes all deposits into mutual funds, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.

Net flows is presented for our Global WAM business and includes gross flows less redemptions for mutual funds, group pension/retirement savings products, private wealth and institutional asset management products. In addition, net flows include the net flows of exchange traded funds and non-proprietary product sold by Manulife Securities. Net flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets. When net flows are positive, they are referred to as net inflows. Conversely, negative net flows are referred to as net outflows.

Remittances is defined as the cash remitted or available for distribution to the Manulife Group from operating subsidiaries and excess capital generated by standalone Canadian operations. It is one of the key metrics used by management to evaluate our financial flexibility.

Manulife Financial Corporation – Third Quarter 2023	95

E4	Caution regarding forward-looking statements

From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document include, but are not limited to, statements with respect to the impact of changes in tax laws, the estimated timing and amount of state approved future premium increases on our U.S. LTC business, the probability and impact of LICAT scenario switches and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the ongoing prevalence of COVID-19, including any variants, as well as actions that have been, or may be taken by governmental authorities in response to COVID-19, including the impacts of any variants; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as fair value through other comprehensive income; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; geopolitical uncertainty, including international conflicts; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.

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Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies”, under “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report and, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

E5	Quarterly financial information

The following table provides summary information related to our eight most recently completed quarters. With the adoption of IFRS 17 and IFRS 9 on January 1, 2023, we have provided quarterly 2023 and restated quarterly 2022 information based on the new standard. See section A1 “Implementation of IFRS 17 and IFRS 9” for additional information. Information has not been restated prior to January 1, 2022 and as a result, quarterly 2021 information is based on what was reported in those quarters.

As at and for the three months ended(1) ($ millions, except per share amounts or otherwise stated, unaudited)	Sept 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sept 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021
Revenue
Insurance revenue	$6,412	$5,580	$5,763	$6,128	$5,560	$5,732	$5,698
Net investment income	1,265	4,819	5,153	1,440	2,439	(2,454)	(1,088)
Other revenue	1,645	1,691	1,691	1,671	1,547	1,446	1,522
Total revenue	$9,322	$12,090	$12,607	$9,239	$9,546	$4,724	$6,132
Income (loss) before income taxes	$1,174	$1,436	$1,719	$697	$484	$(2,656)	$(1,663)
Income tax (expense) recovery	51	(265)	(309)	226	(60)	553	440
Net income (loss)	$1,225	$1,171	$1,410	$923	$424	$(2,103)	$(1,223)
Net income (loss) attributed to shareholders	$1,013	$1,025	$1,406	$915	$491	$(2,119)	$(1,220)
Basic earnings (loss) per common share	$0.53	$0.50	$0.73	$0.43	$0.23	$(1.13)	$(0.66)
Diluted earnings (loss) per common share	$0.52	$0.50	$0.73	$0.43	$0.23	$(1.13)	$(0.66)
Segregated funds deposits	$10,172	$10,147	$11,479	$10,165	$9,841	$10,094	$12,328
Total assets (in billions)	$836	$851	$862	$834	$818	$810	$865
Revenue
Life, health and property and casualty insurance net premium income								$9,159
Annuities and pensions net premium income								901
Total net premium income								10,060
Investment income								4,350
Realized and unrealized gains and losses on assets supporting insurance and investment contract liabilities								4,460
Other revenue								2,741
Total revenue								$21,611
Income (loss) before income taxes								$2,481
Income tax (expense) recovery								(430)
Net income (loss)								$2,051
Net income (loss) attributed to shareholders								$2,084
Basic earnings (loss) per common share								$1.04
Diluted earnings (loss) per common share								$1.03
Segregated funds deposits								$10,920
Total assets (in billions)								$918
Weighted average common shares (in millions)	1,826	1,842	1,858	1,878	1,902	1,921	1,938	1,943
Diluted weighted average common shares (in millions)	1,829	1,846	1,862	1,881	1,904	1,924	1,942	1,946
Dividends per common share	$0.365	$0.365	$0.365	$0.330	$0.330	$0.330	$0.330	$0.330
CDN$ to US$1 - Statement of Financial Position	1.3520	1.3233	1.3534	1.3549	1.3740	1.2900	1.2496	1.2678
CDN$ to US$1 - Statement of Income	1.3411	1.3430	1.3524	1.3575	1.3057	1.2765	1.2663	1.2601

(1)	2021 quarterly results are not restated for IFRS 17 and IFRS 9.

Manulife Financial Corporation – Third Quarter 2023	97

E6	Revenue

Revenue	Quarterly Results			YTD Results
($ millions, unaudited)	3Q23	2Q23	3Q22	2023	2022
Insurance revenue	$6,412	$5,580	$5,560	$17,755	$16,990
Net investment income	1,265	4,819	2,439	11,237	(1,103)
Other revenue	1,645	1,691	1,547	5,027	4,515
Total revenue	$9,322	$12,090	$9,546	$34,019	$20,402
Asia	$1,547	$3,594	$1,872	$8,424	$5,061
Canada	2,643	3,139	3,599	9,327	4,651
U.S.	3,478	3,422	2,854	10,756	7,234
Global Wealth and Asset Management	1,382	1,431	1,270	4,264	3,737
Corporate and Other	272	504	(49)	1,248	(281)
Total revenue	$9,322	$12,090	$9,546	$34,019	$20,402

Total revenue was $9.3 billion in 3Q23 compared with $9.5 billion in 3Q22 due to a decrease in net investment income partially offset by higher insurance revenue.

•

Asia total revenue was $1.5 billion in 3Q23 compared with $1.9 billion in 3Q22. The decrease was primarily driven by a decrease in net investment income due to net realized and unrealized losses on derivatives and bonds in 3Q23 compared with gains in 3Q22 partially offset by lower net realized and unrealized losses on public equities in 3Q23.

•

Canada total revenue was $2.6 billion in 3Q23 compared with $3.6 billion in 3Q22. The decrease was primarily due to lower net investment income as a result of net realized and unrealized losses on derivatives and bonds in 3Q23 compared with gains in 3Q22. This was partially offset by higher insurance revenue due to business growth.

•

U.S. total revenue was $3.5 billion in 3Q23 compared with $2.9 billion in 3Q22. The increase was primarily driven by higher insurance revenue and lower net realized and unrealized losses on derivatives, with losses in both years as a result of changes in interest rates, partially offset by lower investment income from ALDA.

•

Global WAM total revenue was $1.4 billion in 3Q23 compared with $1.3 billion in 3Q22. The increase was mainly due to higher fee income from growth in average AUMA and higher performance fees in Institutional Asset Management.

•

Corporate and Other total revenue was $0.3 billion in 3Q23 compared with $nil in 3Q22. The increase was primarily driven by net realized gains on the sale of FVOCI debt instruments in 3Q23 compared with realized losses in 3Q22 and higher yields on debt instruments.

On a year-to-date basis total revenue was $35.0 billion in 2023 compared with $20.4 billion for the same period in 2022.

•

Asia year-to-date total revenue was $8.4 billion in 2023 compared with $5.1 billion in 2022. The year-to-date increase was primarily driven by net realized and unrealized public equity gains in 2023 compared with losses in 2022, and lower net realized and unrealized losses on derivatives in 2023 partially offset by lower net realized and unrealized gains on bonds in 2023 compared with 2022.

•

Canada year-to-date total revenue was $9.3 billion in 2023 compared with $4.7 billion in 2022. The year-to-date increase was primarily due to higher net investment income driven by lower net realized and unrealized losses on derivatives, and net unrealized gains from public equities in 2023 compared with losses in 2022, and higher insurance revenue due to business growth.

•

U.S. year-to-date total revenue was $10.8 billion in 2023 compared with $7.2 billion in 2022. The year-to-date increase was primarily driven by net realized and unrealized losses on derivatives in 2022, partially offset by lower investment income.

Manulife Financial Corporation – Third Quarter 2023	98

•

Global WAM year-to-date total revenue was $4.3 billion in 2023 compared with $3.7 billion in 2022. The year-to-date increase was due mainly to higher losses from seed money investments in 2022 and the favourable impact of a weaker Canadian dollar compared with the U.S. dollar.

•

Corporate and Other year-to-date total revenue was $1.2 billion in 2023 compared with a loss of $0.3 billion in 2022. The year-to-date increase was primarily due to similar reasons noted above and a more favourable impact of markets on public equities and other assets.

E7	Other

No changes were made in our internal control over financial reporting during the nine months ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting except that, in connection with the adoption of IFRS 17 and IFRS 9, the Company made significant updates and modifications to existing internal controls and implemented a number of new internal controls. These changes include controls over new and existing systems, including technological systems, and controls that were implemented or modified in our actuarial and accounting processes to address the risks associated with the newly adopted accounting standards.

As in prior quarters, MFC’s Audit Committee has reviewed this MD&A and the unaudited interim financial report and MFC’s Board of Directors approved this MD&A prior to its release.

Manulife Financial Corporation – Third Quarter 2023	99

Consolidated Statements of Financial Position

As at (Canadian $ in millions, unaudited)	September 30, 2023	Restated (note 2) December 31, 2022	Restated (note 2) January 1, 2022
Assets
Cash and short-term securities	$22,137	$19,153	$22,594
Debt securities	197,838	203,842	224,139
Public equities	24,272	23,519	28,067
Mortgages	51,012	51,765	53,948
Private placements	41,849	42,010	47,289
Loans to Bank clients	2,513	2,781	2,506
Real estate	13,344	14,269	14,269
Other invested assets	45,771	42,803	35,291
Total invested assets (note 3)	398,736	400,142	428,103
Other assets
Accrued investment income	2,919	2,635	2,428
Derivatives (note 4)	9,131	8,588	17,503
Insurance contract assets (note 5)	190	673	972
Reinsurance contract held assets (note 5)	41,140	45,871	52,829
Deferred tax assets	6,778	6,708	7,767
Goodwill and intangible assets	10,428	10,519	9,919
Miscellaneous	9,640	9,991	8,911
Total other assets	80,226	84,985	100,329
Segregated funds net assets (note 15)	356,912	348,562	399,788
Total assets	$835,874	$833,689	$928,220
Liabilities and Equity
Liabilities
Insurance contract liabilities, excluding those for account of segregated fund holders (note 5)	$343,360	$354,849	$405,621
Reinsurance contract held liabilities (note 5)	2,687	2,391	2,079
Investment contract liabilities (note 6)	11,645	10,079	10,064
Deposits from Bank clients	21,956	22,507	20,720
Derivatives (note 4)	17,254	14,289	10,038
Deferred tax liabilities	1,694	1,536	1,713
Other liabilities	18,405	18,894	19,443
Long-term debt (note 8)	6,224	6,234	4,882
Capital instruments (note 9)	6,702	6,122	6,980
Total liabilities, excluding those for account of segregated fund holders	429,927	436,901	481,540
Insurance contract liabilities for account of segregated fund holders (note 5)	108,781	110,216	130,836
Investment contract liabilities for account of segregated fund holders	248,131	238,346	268,952
Insurance and investment contract liabilities for account of segregated fund holders (note 15)	356,912	348,562	399,788
Total liabilities	786,839	785,463	881,328
Equity
Preferred shares and other equity (note 10)	6,660	6,660	6,381
Common shares (note 10)	21,642	22,178	23,093
Contributed surplus	229	238	262
Shareholders’ and other equity holders’ retained earnings	4,097	3,947	9,656
Shareholders’ accumulated other comprehensive income (loss) (“AOCI”):
Insurance finance income (expenses)	45,758	38,057	(17,117)
Reinsurance finance income (expenses)	(6,793)	(5,410)	984
Fair value through other comprehensive income (“OCI”) investments	(29,563)	(24,645)	17,764
Translation of foreign operations	5,385	5,918	4,578
Other	(8)	(67)	(246)
Total shareholders’ and other equity	47,407	46,876	45,355
Participating policyholders’ equity	166	(77)	101
Non-controlling interests	1,462	1,427	1,436
Total equity	49,035	48,226	46,892
Total liabilities and equity	$835,874	$833,689	$928,220

The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Roy Gori President and Chief Executive Officer	Don Lindsay Chair of the Board of Directors

Manulife Financial Corporation – Third Quarter 2023	100

Consolidated Statements of Income

For the (Canadian $ in millions except per share amounts, unaudited)	three months ended September 30,		nine months ended September 30,
	2023	Restated (note 2) 2022	2023	Restated (note 2) 2022
Insurance service result
Insurance revenue (note 5)	$6,412	$5,560	$17,755	$16,990
Insurance service expenses (note 5)	(5,341)	(4,911)	(14,615)	(14,441)
Net expenses from reinsurance contracts held (note 5)	(66)	(200)	(399)	(350)
Total insurance service result	1,005	449	2,741	2,199
Investment result
Investment income (note 3)
Investment income	4,028	3,832	11,683	10,933
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities	(2,430)	(1,112)	464	(11,193)
Investment expenses	(333)	(281)	(910)	(843)
Net investment income (loss)	1,265	2,439	11,237	(1,103)
Insurance finance income (expense) and effect of movement in foreign exchange rates (note 5)	(780)	(2,961)	(8,292)	(5,657)
Reinsurance finance income (expense) and effect of movement in foreign exchange rates (note 5)	(95)	674	(748)	962
Decrease (increase) in investment contract liabilities	(72)	(109)	(312)	(295)
	318	43	1,885	(6,093)
Segregated funds investment result (note 15)
Investment income related to segregated funds net assets	(10,891)	(11,584)	18,000	(75,450)
Financial changes related to insurance and investment contract liabilities for account of segregated fund holders	10,891	11,584	(18,000)	75,450
Net segregated funds investment result	–	–	–	–
Total investment result	318	43	1,885	(6,093)
Other revenue (note 11)	1,645	1,547	5,027	4,515
General expenses	(1,042)	(914)	(3,150)	(2,729)
Commissions related to non-insurance contracts	(336)	(332)	(1,010)	(1,013)
Interest expense	(416)	(309)	(1,164)	(714)
Net income (loss) before income taxes	1,174	484	4,329	(3,835)
Income tax recovery (expense)	51	(60)	(523)	933
Net income (loss)	$1,225	$424	$3,806	$(2,902)
Net income (loss) attributed to:
Non-controlling interests	$25	$34	$105	$88
Participating policyholders	187	(101)	257	(142)
Shareholders and other equity holders	1,013	491	3,444	(2,848)
	$1,225	$424	$3,806	$(2,902)
Net income (loss) attributed to shareholders	$1,013	$491	$3,444	$(2,848)
Preferred share dividends and other equity distributions	(54)	(51)	(204)	(163)
Common shareholders’ net income (loss)	$959	$440	$3,240	$(3,011)
Earnings per share
Basic earnings per common share (note 10)	$0.53	$0.23	$1.76	$(1.57)
Diluted earnings per common share (note 10)	0.52	0.23	1.76	(1.57)
Dividends per common share	0.37	0.33	1.10	0.99

The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2023	101

Consolidated Statements of Comprehensive Income

For the (Canadian $ in millions, unaudited)	three months ended September 30,		nine months ended September 30,
	2023	Restated (note 2) 2022	2023	Restated (note 2) 2022
Net income (loss)	$1,225	$424	$3,806	$(2,902)
Other comprehensive income (loss) (“OCI”), net of tax:
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	655	1,953	(568)	1,925
Net investment hedges	(143)	(404)	34	(464)
Insurance finance income (expense)	13,516	14,091	7,800	61,599
Reinsurance finance income (expense)	(1,860)	(2,124)	(1,369)	(6,868)
Fair value through OCI investments:
Unrealized gains (losses) arising during the period on assets supporting insurance and investment contract liabilities	(10,501)	(11,360)	(5,702)	(48,854)
Reclassification of net realized gains (losses) and provision for credit losses recognized in income	60	265	193	831
Cash flow hedges:
Unrealized gains (losses) arising during the period	38	19	51	143
Reclassification of realized gains (losses) to net income	9	11	10	(5)
Cost of hedging:
Unrealized gains (losses) arising during the period	(1)	–	(8)	–
Share of other comprehensive income (losses) of associates	1	(9)	1	(7)
Total items that may be subsequently reclassified to net income	1,774	2,442	442	8,300
Items that will not be reclassified to net income:
Change in actuarial gains (losses) on pension and other post-employment plans	11	(49)	5	17
Real estate revaluation reserve	–	–	1	–
Total items that will not be reclassified to net income	11	(49)	6	17
Other comprehensive income (loss), net of tax	1,785	2,393	448	8,317
Total comprehensive income (loss), net of tax	$3,010	$2,817	$4,254	$5,415
Total comprehensive income (loss) attributed to:
Non-controlling interests	$6	$6	$49	$42
Participating policyholders	183	(109)	243	(154)
Shareholders and other equity holders	2,821	2,920	3,962	5,527

Income Taxes included in Other Comprehensive Income

For the (Canadian $ in millions, unaudited)	three months ended September 30,		nine months ended September 30,
	2023	Restated (note 2) 2022	2023	Restated (note 2) 2022
Income tax expense (recovery) on:
Unrealized foreign exchange gains (losses) on translation of foreign operations	$–	$1	$–	$1
Unrealized foreign exchange gains (losses) on net investment hedges	(11)	(19)	7	(24)
Insurance / reinsurance finance income (expense)	2,649	2,280	1,578	12,247
Unrealized gains (losses) on fair value through OCI investments	(2,249)	(1,887)	(1,326)	(9,620)
Reclassification of net realized gains (losses) on fair value through OCI investments	1	53	1	176
Unrealized gains (losses) on cash flow hedges	10	20	6	51
Reclassification of realized gains (losses) to net income on cash flow hedges	3	4	3	(1)
Unrealized gains (losses) on cost of hedging	(1)	–	4	–
Change in actuarial gains (losses) on pension and other post-employment plans	3	(18)	1	7
Share of other comprehensive income (losses) of associates	–	(2)	–	(2)
Total income tax expense (recovery)	$405	$432	$274	$2,835

The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2023	102

Consolidated Statements of Changes in Equity

For the nine months ended September 30, (Canadian $ in millions, unaudited)	2023	Restated (note 2) 2022
Preferred shares and other equity
Balance, beginning of period	$6,660	$6,381
Issued (note 10)	–	1,000
Redeemed (note 10)	–	(711)
Issuance costs, net of tax	–	(10)
Balance, end of period	6,660	6,660
Common shares
Balance, beginning of period	22,178	23,093
Repurchased (note 10)	(590)	(659)
Issued on exercise of stock options and deferred share units	54	19
Balance, end of period	21,642	22,453
Contributed surplus
Balance, beginning of period	238	262
Exercise of stock options and deferred share units	(9)	(3)
Stock option expense	–	3
Balance, end of period	229	262
Shareholders’ and other equity holders’ retained earnings
Balance, beginning of period	3,947	23,492
Opening adjustment of insurance contracts at adoption of IFRS 17	–	(3,191)
Opening adjustment of financial assets at adoption of IFRS 9 / IFRS 17	(409)	(10,645)
Restated balance, beginning of period	3,538	9,656
Net income attributed to shareholders and other equity holders	3,444	(2,848)
Common shares repurchased	(672)	(673)
Common share dividends	(2,009)	(1,893)
Preferred share dividends and other equity distributions	(204)	(163)
Preferred shares redeemed (note 10)	–	(14)
Balance, end of period	4,097	4,065
Shareholders’ accumulated other comprehensive income (loss) (“AOCI”)
Balance, beginning of period	13,853	5,180
Opening adjustment of insurance contracts at adoption of IFRS 17	–	(16,133)
Opening adjustment of financial assets at adoption of IFRS 9 / IFRS 17	408	16,916
Restated balance, beginning of period	14,261	5,963
Change in unrealized foreign exchange gains (losses) on net foreign operations	(533)	1,464
Changes in insurance / reinsurance finance income (expenses)	6,367	50,839
Change in unrealized gains (losses) on fair value through OCI investments	(5,375)	(44,076)
Other changes in OCI attributed to shareholders and other equity holders	59	148
Balance, end of period	14,779	14,338
Total shareholders’ and other equity, end of period	47,407	47,778
Participating policyholders’ equity
Balance, beginning of period	(77)	(1,233)
Opening adjustment of insurance contracts at adoption of IFRS 17	–	707
Opening adjustment of financial assets at adoption of IFRS 9 / IFRS 17	–	626
Restated balance, beginning of period	(77)	100
Net income (loss) attributed to participating policyholders	257	(142)
Other comprehensive income (losses) attributed to participating policyholders	(14)	(12)
Balance, end of period	166	(54)
Non-controlling interests
Balance, beginning of period	1,427	1,694
Opening adjustment of insurance contracts at adoption of IFRS 17	–	(258)
Opening adjustment of financial assets at adoption of IFRS 9 / IFRS 17	–	–
Restated balance, beginning of period	1,427	1,436
Net income attributed to non-controlling interests	105	88
Other comprehensive income (losses) attributed to non-controlling interests	(56)	(46)
Contributions (distributions and acquisition), net	(14)	(22)
Balance, end of period	1,462	1,456
Total equity, end of period	$49,035	$49,180

The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2023	103

Consolidated Statements of Cash Flows

For the nine months ended September 30, (Canadian $ in millions, unaudited)	2023	Restated (note 2) 2022
Operating activities
Net income (loss)	$3,806	$(2,902)
Adjustments:
Increase (decrease) in net insurance contract liabilities (note 5)	2,397	2,692
Increase (decrease) in investment contract liabilities	312	295
(Increase) decrease in reinsurance contract assets excluding reinsurance transaction noted below (note 5)	1,027	385
Amortization of (premium) discount on invested assets	(78)	(82)
Contractual service margin (“CSM”) amortization	(1,395)	(1,537)
Other amortization	420	383
Net realized and unrealized (gains) losses and impairment on assets	796	13,789
Deferred income tax expense (recovery)	(95)	(1,456)
Stock option expense	–	3
Gain on U.S. variable annuity reinsurance transaction (pre-tax) (note 5)	–	(1,026)
Cash provided by operating activities before undernoted items	7,190	10,544
Changes in policy related and operating receivables and payables	7,065	2,463
Cash decrease due to U.S. variable annuity reinsurance transaction (note 5)	–	(1,263)
Cash provided by (used in) operating activities	14,255	11,744
Investing activities
Purchases and mortgage advances	(59,631)	(87,706)
Disposals and repayments	51,668	74,226
Change in investment broker net receivables and payables	424	(218)
Net cash increase (decrease) from sale (purchase) of subsidiary	(1)	–
Cash provided by (used in) investing activities	(7,540)	(13,698)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	(391)	429
Issue of long-term debt (note 8)	–	946
Issue of capital instruments, net (note 9)	1,194	–
Redemption of capital instruments (note 9)	(600)	–
Secured borrowing from securitization transactions	412	735
Change in deposits from Bank clients, net	(567)	885
Lease payments	(71)	(90)
Shareholders’ dividends and other equity distributions	(2,213)	(2,070)
Contributions from (distributions to) non-controlling interests, net	(14)	(22)
Common shares repurchased (note 10)	(1,262)	(1,332)
Common shares issued, net (note 10)	54	19
Preferred shares and other equity issued, net (note 10)	–	990
Preferred shares redeemed, net (note 10)	–	(711)
Cash provided by (used in) financing activities	(3,458)	(221)
Cash and short-term securities
Increase (decrease) during the period	3,257	(2,175)
Effect of foreign exchange rate changes on cash and short-term securities	(153)	595
Balance, beginning of period	18,635	21,930
Balance, end of period	21,739	20,350
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	19,153	22,594
Net payments in transit, included in other liabilities	(518)	(664)
Net cash and short-term securities, beginning of period	18,635	21,930
End of period
Gross cash and short-term securities	22,137	20,943
Net payments in transit, included in other liabilities	(398)	(593)
Net cash and short-term securities, end of period	$21,739	$20,350
Supplemental disclosures on cash flow information
Interest received	$9,071	$8,300
Interest paid	1,158	618
Income taxes paid	251	1,240

The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2023	104

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)

Note 1 Nature of Operations and Significant Accounting Policies

(a) Reporting entity

Manulife Financial Corporation (“MFC”) is a publicly traded company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company. MFC, including its subsidiaries (collectively, “Manulife” or the “Company”) is a leading financial services group with principal operations in Asia, Canada and the United States. Manulife’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers. The Company operates as Manulife in Asia and Canada and as Manulife and John Hancock in the United States.

These Interim Consolidated Financial Statements and condensed notes have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”), using accounting policies which are consistent with those used in the Company’s 2022 Annual Consolidated Financial Statements, and those described in notes 1, 2 and 25 of the Company’s 2022 Annual Consolidated Financial Statements. Notes 2 and 25 notably relate to the adoption of International Financial Reporting Standards (“IFRS”) 17 (“Insurance Contracts”) and IFRS 9 (“Financial Instruments”) and related accounting policies.

These Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated Financial Statements for the year ended December 31, 2022, included on pages 131 to 229 of the Company’s 2022 Annual Report, as well as the disclosures on risk in denoted components of the “Risk Management and Risk Factors” section of the Third Quarter 2023 Management Discussion and Analysis (“MD&A”). These denoted risk disclosures are an integral part of these Interim Consolidated Financial Statements. Additional disclosures for the year ended December 31, 2022 under IFRS 17 are included directly in these Interim Consolidated Financial Statements.

These Interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2023 were authorized for issue by MFC’s Board of Directors on November 8, 2023.

(b) Basis of preparation

Refer to notes 1, 2 and 25 of the Company’s 2022 Annual Consolidated Financial Statements for a summary of the most significant estimation processes used in the preparation of these Interim Consolidated Financial Statements under IFRS and description of the Company’s measurement techniques in determining carrying values and respective fair values of its assets and liabilities.

Note 2 Accounting and Reporting Changes

(a) Changes in accounting and reporting policy

(I) IFRS 17 “Insurance Contracts”

IFRS 17 “Insurance Contracts” (“IFRS 17”) was issued in May 2017 to be effective for years beginning on January 1, 2021. Amendments to IFRS 17 were issued in June 2020 and included a two-year deferral of the effective date. IFRS 17 as amended, became effective for years beginning on January 1, 2023, to be applied retrospectively. If full retrospective application to a group of contracts is impracticable the modified retrospective or fair value methods may be used. The standard replaced IFRS 4 “Insurance Contracts” (“IFRS 4”) and therefore replaced the Canadian Asset Liability Method (“CALM”) and materially changed the recognition and measurement of insurance contracts and the corresponding presentation and disclosures in the Company’s Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2023	105

Narrow-scope amendments to IFRS 17 were issued in December 2021 and were effective on initial application of IFRS 17 and IFRS 9 “Financial Instruments” (“IFRS 9”) which the Company has adopted on January 1, 2023. The amendments reduce accounting mismatches between insurance contract liabilities and financial assets in scope of IFRS 9 within comparative prior periods when initially applying IFRS 17 and IFRS 9. The amendments allow insurers to present comparative information on financial assets as if IFRS 9 were fully applicable during the comparative period. The amendments do not permit application of IFRS 9 hedge accounting principles to the comparative period.

The Company adopted IFRS 17 on January 1, 2023, with an effective date of January 1, 2022. To illustrate the effects of adoption, the Company presented in note 2 (b)(i) of the Company’s 2022 Annual Consolidated Financial Statements a condensed opening Statement of Financial Position prepared under IFRS 17 as at January 1, 2022 and also the Company’s invested assets classified and measured in accordance with IFRS 9 as at January 1, 2022 compared to how they are classified and measured under IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”). The Company’s 2022 Annual Consolidated Financial Statements note 2 b(i) includes explanations of differences in IFRS 17 principles compared to CALM and of the detailed effects of the Company’s adoption.

The 2022 comparative figures as presented in these Interim Consolidated Financial Statements have been restated, where indicated, for the adoption of IFRS 17. For the Company’s accounting policies for applying IFRS 17 to the Company’s insurance and reinsurance contracts, refer to note 25 of the Company’s 2022 Annual Consolidated Financial Statements.

(II) IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures”

IFRS 9 was issued in November 2009 and amended in October 2010, November 2013 and July 2014, and is effective for years beginning on or after January 1, 2018, to be applied retrospectively, or on a modified retrospective basis. Additionally, the IASB issued amendments in October 2017 that are effective for annual periods beginning on or after January 1, 2019. In conjunction with the amendments to IFRS 17 issued in June 2020, the IASB amended IFRS 4 to permit eligible insurers to apply IFRS 9 effective January 1, 2023, alongside IFRS 17. The standard replaced IAS 39. IFRS 9 addresses accounting and reporting principles for the classification and measurement of financial assets and financial liabilities, the impairment of financial assets and hedge accounting. IFRS 7 “Financial Instruments: Disclosures” (“IFRS 7”) was amended in conjunction with IFRS 9 and IFRS 17, with expanded qualitative and quantitative disclosures related to financial instruments and became effective along with IFRS 9 and IFRS 17 on January 1, 2023.

The Company adopted IFRS 9 on January 1, 2023, as permitted under the June 2020 amendments to IFRS 4. The Company’s accounting policies for invested assets, and derivative and hedging instruments in accordance with IFRS 9 are presented in note 25 of the Company’s 2022 Annual Consolidated Financial Statements. Note 2 (b)(ii) of the Company’s 2022 Annual Consolidated Financial Statements includes explanations of IFRS 9’s accounting and reporting principles.

IFRS 9 does not require restatement of comparative periods and the Company has not done so. The Company elected the option under IFRS 17 to reclassify financial assets, including those held in respect of activities not connected to contracts within the scope of IFRS 17, on an instrument-by-instrument basis, for 2022 comparatives in order to align with the classifications on initial application of IFRS 9 as at January 1, 2023. These classification changes are illustrated in note 2 (b)(i) of the Company’s 2022 Annual Consolidated Financial Statements. These classification changes led the Company to present certain investment results previously reported in net investment income or OCI under IAS 39, within OCI or net investment income under IFRS 9, respectively. For 2022 comparative information, the Company did not apply IFRS 9’s expected credit loss (“ECL”) impairment model or hedge accounting principles. With respect to these matters, the guidance contained in IAS 39 was maintained. In the case of assets previously classified as fair value through profit or loss (“FVTPL”) under IAS 39 and classified as fair value through other comprehensive income (“FVOCI”) or amortized cost under IFRS 9, no IAS 39 impairment was calculated for these Interim Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2023	106

Consistent with IFRS 17 amendments, the adoption of IFRS 9 resulted in certain differences in the classification and measurement of financial assets when compared to their classification and measurement under IAS 39. The most significant classification changes included approximately $184 billion of debt securities previously classified as FVTPL which are classified as FVOCI under IFRS 9.

The Company has elected to apply the hedge accounting requirements under IFRS 9 to all designated hedge accounting relationships prospectively, with the exception to the cost of hedging guidance, that has been applied retrospectively for certain cash flow hedge and net investment hedge relationships. As at January 1, 2023, all existing IAS 39 hedge accounting relationships were assessed and qualified for hedge accounting under IFRS 9. These existing relationships are treated as continuing hedge accounting relationships under IFRS 9 on January 1, 2023 and are disclosed with comparative information for 2022 under IAS 39. Refer to note 4.

The Company has designated new hedge accounting relationships with the objective to reduce potential accounting mismatches between changes in the fair value of derivatives in income, and changes in fair value due to financial risk of insurance liabilities and financial assets in OCI. The incremental notional of derivatives designated in new hedge accounting relationships amounted to $232,637 on transition date. New hedge accounting relationships are effective prospectively on January 1, 2023.

The effects of adoption were as follows:

•

Effects from applying IFRS 17 asset classification changes among FVTPL, AFS and amortized cost under IAS 39 to FVOCI and FVTPL under IFRS 9 resulted in a reduction in retained earnings of $10,645, net of tax, and an increase in OCI of $16,916, net of tax, as at January 1, 2022 when IFRS 17’s transition option was elected. These were presented under “Opening adjustment of financial assets at adoption of IFRS 9 / IFRS 17” in the Consolidated Statements of Changes in Equity.

•

The adoption of IFRS 9 resulted in recognition of ECL of $724. Loss allowances when applied to assets held at amortized cost reduce the carrying value of the assets, and reduce equity. Loss allowances do not affect the fair value of assets held at FVOCI and therefore do not affect their carrying value. Loss allowances for assets held at FVOCI do not change total equity, instead result in movement between OCI and retained earnings.

•

The impact of adopting IFRS 9’s ECL impairment methodology resulted in a reduction to retained earnings of $409, net of tax, and an increase to accumulated OCI (“AOCI”) of $408 net of tax, on January 1, 2023. This results from the derecognition of loss allowances in accordance with IAS 39, and the recognition of ECL on FVOCI assets with reductions in retained earnings and corresponding increases in AOCI. For financial assets held at amortized cost and investment commitments, ECL was recognized with reductions in retained earnings.

•

As at January 1, 2023, the retrospective application of IFRS 9 cost of hedging for currency basis spread resulted with a net $22 reclassification from cash flow hedge and foreign currency translation reserve to a new separate component of accumulated OCI, the cost of hedging. Other IFRS 9 hedge accounting principles had $nil impact as at January 1, 2023 for these Interim Consolidated Financial Statements.

•

The impact of changes made as at January 1, 2023 were presented under line items labeled “Opening adjustment of financial assets at adoption of IFRS 9 / IFRS 17” in the Consolidated Statements of Changes in Equity.

The implementation of IFRS 9 has been incorporated into the Company’s Enterprise Risk Management Framework (“ERM”) and supervised by the Executive Risk Committee (“ERC”). The integration of forward-looking information into the calculation of the ECL and the definition and evaluation of what constitutes a significant increase in credit risk (“SICR”) of an investment are inherently subjective and involve the use of significant expert judgement. Therefore, the Company has developed a front-to-back governance framework over the ECL calculation and has designed controls and procedures to provide reasonable assurance that information is properly recorded. The Company has effective credit risk management processes in place that continue to be applicable and aim to ensure that the effects of economic developments are appropriately considered, mitigation actions are taken where required and risk appetite is reassessed and adjusted as needed.

Manulife Financial Corporation – Third Quarter 2023	107

The Company adopted IFRS 7 (as amended), which expanded qualitative and quantitative disclosures related to financial instruments on January 1, 2023. Refer to notes 3, 4 and 7.

The following table illustrates the impact on loss allowances for invested assets on transition from the incurred loss impairment under IAS 39 to the expected credit losses impairment allowance under IFRS 9.

	December 31, 2022 IAS 39 impairment allowance	January 1, 2023 IFRS 9 ECL allowance
Debt securities at FVOCI under IFRS 9	$–	$348
Private placements at FVOCI under IFRS 9	–	255
Private placements at amortized cost under IAS 39	25	–
Mortgages at FVOCI under IFRS 9	–	83
Mortgages at amortized cost under IAS 39	10	–
Other invested assets at FVOCI under IFRS 9	–	13
Financial assets at amortized cost under IFRS 9	–	14
Mortgages at amortized cost under IAS 39	7	–
Loans to Bank clients under IAS 39	5	–
Total on-balance sheet exposures	47	713
Allowance for credit losses on off-balance sheet exposures	–	11
Total	$47	$724

The following table shows financial liabilities under IAS 39 and the impact of classification and measurement changes on adoption of IFRS 9.

	Measurement category	December 31, 2022 IAS 39 Total carrying value	Impact of classification and measurement changes(1),(2)	January 1, 2023 IFRS 9 Total carrying value
Investment contract liabilities	FVTPL	$796	$2	$798
	Amortized cost	2,452	6,829	9,281
Deposits from Bank clients	Amortized cost	22,507	–	22,507
Derivative liabilities	FVTPL	14,289	–	14,289
Other liabilities	Amortized cost	17,421	1,473	18,894
Long-term debt	Amortized cost	6,234	–	6,234
Capital instruments	Amortized cost	6,122	–	6,122
Total in-scope financial liabilities		$69,821	$8,304	$78,125

(1)	Investment contract liabilities held at amortized cost of $6,829 were reclassified from insurance contract liabilities under IFRS 4.
(2)

Other liabilities include amounts not in scope of IFRS 9, for example pension obligations. Other liabilities of $1,473 held at amortized cost under IFRS 9 were reclassified from insurance contract liabilities under IFRS 4.

(III)	Amendments to IAS 1 “Presentation of Financial Statements”

Amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2 “Making Materiality Judgements” were issued in February 2021 and are effective prospectively on or after January 1, 2023 with earlier application permitted. The amendments address the process of selecting accounting policy disclosures, which will be based on assessments of the materiality of the accounting policies to the entity’s financial statements. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.

(IV)	Amendments to IAS 8 “Accounting Policies, Changes to Accounting Estimates and Errors”

Amendments to IAS 8 “Accounting Policies, Changes to Accounting Estimates and Errors” were issued in February 2021, and are effective prospectively on or after January 1, 2023, with earlier application permitted. The amendments include new definitions of estimate and change in accounting estimate, intended to help clarify the distinction among changes in accounting estimates, changes in accounting policies, and corrections of errors. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2023	108

(V)	Amendments to IAS 12 “Income Taxes”

Amendments to IAS 12 Income Taxes” were issued in May 2023. The amendments relate to international Pillar Two tax reform, which seeks to establish a global minimum corporate income tax and addresses base erosion and profit shifting. Effective on issuance, the amendments provide a temporary exception to the requirements to recognize and disclose information about deferred taxes related to implementation of Pillar Two tax reforms with disclosure of application of this exception being required. The Company has applied the mandatory temporary exemption from accounting for deferred taxes in respect of the Pillar Two income taxes, which is effective immediately. Effective for annual reporting for the year ending December 31, 2023, disclosure of current tax expense or recovery related to Pillar Two income taxes is required along with, to the extent that Pillar Two legislation is enacted or substantively enacted but not yet in effect, disclosure of known or reasonably estimable information that helps users of financial statements understand the Company’s exposure to Pillar Two income taxes arising from that legislation. The Company is assessing the impact of these amendments on the Company’s Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2023	109

Note 3 Invested Assets and Investment Income

(a) Carrying values and fair values of invested assets

As at September 30, 2023	FVTPL(1)	FVOCI(2)	Other(3)	Total carrying value	Total fair value(4)
Cash and short-term securities(5)	$13	$15,321	$6,803	$22,137	$22,137
Debt securities(6),(7)
Canadian government and agency	1,015	17,996	–	19,011	19,011
U.S. government and agency	1,250	22,516	910	24,676	24,392
Other government and agency	88	28,586	–	28,674	28,674
Corporate	2,141	120,846	498	123,485	123,291
Mortgage / asset-backed securities	17	1,975	–	1,992	1,992
Public equities (FVTPL mandatory)	24,272	–	–	24,272	24,272
Mortgages	977	27,417	22,618	51,012	50,532
Private placements(7)	623	41,226	–	41,849	41,849
Loans to Bank clients	–	–	2,513	2,513	2,491
Real estate
Own use property(8)	–	–	2,704	2,704	2,834
Investment property	–	–	10,640	10,640	10,640
Other invested assets
Alternative long-duration assets(9)	29,271	339	11,842	41,452	42,323
Various other	129	–	4,190	4,319	4,319
Total invested assets	$59,796	$276,222	$62,718	$398,736	$398,757

As at December 31, 2022	FVTPL(1)	FVOCI(2)	Other(3)	Total carrying value	Total fair value(4)
Cash and short-term securities(5)	$–	$12,859	$6,294	$19,153	$19,153
Debt securities(6),(7)
Canadian government and agency	987	20,279	–	21,266	21,266
U.S. government and agency	1,378	22,446	912	24,736	24,494
Other government and agency	159	26,314	–	26,473	26,473
Corporate	2,209	126,371	499	129,079	128,910
Mortgage / asset-backed securities	22	2,266	–	2,288	2,288
Public equities (FVTPL mandatory)	23,519	–	–	23,519	23,519
Mortgages	1,138	28,621	22,006	51,765	51,372
Private placements(7)	516	41,494	–	42,010	42,010
Loans to Bank clients	–	–	2,781	2,781	2,760
Real estate
Own use property(8)	–	–	2,852	2,852	3,008
Investment property	–	–	11,417	11,417	11,417
Other invested assets
Alternative long-duration assets(9)	26,938	296	11,226	38,460	39,225
Various other	130	–	4,213	4,343	4,343
Total invested assets	$56,996	$280,946	$62,200	$400,142	$400,238

(1)

FVTPL classification was elected for debt instruments backing certain insurance contract liabilities to substantially reduce any accounting mismatch arising from changes in the fair value of these assets, or changes in the carrying value of the related insurance contract liabilities.

(2)

FVOCI classification for debt instruments backing certain insurance contract liabilities inherently reduces any accounting mismatch arising from changes in the fair value of these assets, or changes in the carrying value of the related insurance contract liabilities.

(3)

Other includes mortgages and loans to Bank clients held at amortized cost, own use properties, investment properties, equity method accounted investments, and leveraged leases. Also includes debt securities, which qualify as having Solely Payment of Principal and Interest (“SPPI”), are held to collect contractual cash flows and are carried at amortized cost.

(4)

Invested assets above include debt securities, mortgages, private placements and approximately $344 (December 31, 2022 – $302) of other invested assets, which primarily qualify as SPPI. Invested assets which do not have SPPI qualifying cash flows as at September 30, 2023 include debt securities, private placements and other invested assets with fair values of $nil, $116 and $526 respectively (December 31, 2022 – $nil, $98 and $507). The change in the fair value of these invested assets was $15 increase and $37 increase for the three and nine months ended September 30, 2023, respectively ($94 decrease during the year ended December 31, 2022).

(5)

Includes short-term securities with maturities of less than one year at acquisition amounting to $5,897 (December 31, 2022 – $4,148), cash equivalents with maturities of less than 90 days at acquisition amounting to $9,543 (December 31, 2022 – $8,711) and cash of $6,697 (December 31, 2022 – $6,294).

(6)	Debt securities include securities which were acquired with maturities of less than one year and less than 90 days of $1,054 and $593, respectively (December 31, 2022 – $1,787 and $870, respectively).
(7)

Floating rate invested assets above which are subject to interest rate benchmark reform, but have not yet transitioned to replacement reference rates, include debt securities benchmarked to CDOR and AUD BBSW of $156 and $14 (December 31, 2022 – $173 and $15, respectively), and private placements benchmarked to AUD BBSW and NZD BKBM of $190 and $24 (December 31, 2022 – $199 and $43, respectively). USD LIBOR was decommissioned on June 30, 2023. Exposures indexed to CDOR represent floating rate invested assets with maturity dates beyond June 28, 2024. The interest rate benchmark reform is expected to have an impact on the valuation of invested assets whose value is tied to the affected interest rate benchmarks. The Company has assessed its exposure at the contract level, by benchmark and instrument type. The Company is monitoring market developments with respect to alternative reference rates and the time horizon during which they will evolve. As at September 30, 2023, the interest rate benchmark reform has not resulted in significant changes in the Company’s risk management strategy.

(8)

Own use property of $2,537 as at September 30, 2023 (December 31, 2022 – $2,682), are underlying items for insurance contracts with direct participating features and are measured at fair value as if they were investment properties, as permitted by IFRS 17. Own use property of $167 (December 31, 2022 – $170) is carried at cost less accumulated depreciation and any accumulated impairment losses.

(9)

Alternative long-duration assets (“ALDA”) include investments in private equity of $15,549, infrastructure of $14,681, timber and agriculture of $6,034, energy of $1,889 and various other ALDA of $3,299 (December 31, 2022 – $14,153, $12,751, $5,979, $2,347 and $3,230, respectively).

Manulife Financial Corporation – Third Quarter 2023	110

(b) Investment income

	three months ended September 30,		nine months ended September 30,
For the	2023	2022	2023	2022
Interest income	$3,297	$3,047	$9,446	$8,660
Dividend, rental income and other income	859	991	2,245	2,953
Impairments, provisions and recoveries, net(1)	(119)	21	(289)	1
Other	(9)	(227)	281	(681)
	4,028	3,832	11,683	10,933
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities
Debt securities	(386)	581	580	1,476
Public equities	(735)	(1,230)	943	(4,889)
Mortgages	(22)	(15)	51	(23)
Private placements	15	87	455	454
Real estate	(357)	(228)	(993)	155
Other invested assets	174	345	606	1,828
Derivatives	(1,119)	(652)	(1,178)	(10,194)
	(2,430)	(1,112)	464	(11,193)
Investment expenses	(333)	(281)	(910)	(843)
Total investment income (loss)	$1,265	$2,439	$11,237	$(1,103)

(1)

The Company adopted IFRS 9’s ECL impairment requirements as at January 1, 2023 without restating the comparative period. Impairments for 2023 are based on IFRS 9’s ECL requirements and impairments for 2022 are based on IAS 39’s incurred loss impairment requirements.

Manulife Financial Corporation – Third Quarter 2023	111

(c) Fair value measurement

The following table presents fair values and the fair value hierarchy of invested assets and segregated funds net assets measured at fair value in the Consolidated Statements of Financial Position.

As at September 30, 2023	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVOCI	$15,321	$–	$15,321	$–
FVTPL	13	–	13	–
Other	6,697	6,697	–	–
Debt securities
FVOCI
Canadian government and agency	17,996	–	17,996	–
U.S. government and agency	22,516	–	22,516	–
Other government and agency	28,586	–	28,576	10
Corporate	120,846	–	120,707	139
Residential mortgage-backed securities	6	–	6	–
Commercial mortgage-backed securities	400	–	400	–
Other asset-backed securities	1,569	–	1,548	21
FVTPL
Canadian government and agency	1,015	–	1,015	–
U.S. government and agency	1,250	–	1,250	–
Other government and agency	88	–	88	–
Corporate	2,141	–	2,141	–
Commercial mortgage-backed securities	2	–	2	–
Other asset-backed securities	15	–	15	–
Private placements
FVOCI	41,226	–	33,250	7,976
FVTPL	623	–	563	60
Mortgages
FVOCI	27,417	–	–	27,417
FVTPL	977	–	–	977
Public equities
FVTPL	24,272	24,199	69	4
Real estate(1)
Investment property	10,640	–	–	10,640
Own use property	2,537	–	–	2,537
Other invested assets(2)	33,487	–	–	33,487
Segregated funds net assets(3)	356,912	323,861	29,367	3,684
Total	$716,552	$354,757	$274,843	$86,952

(1)

For real estate properties, the significant unobservable inputs are capitalization rates (ranging from 2.72% to 10.00% during the nine months ended September 30, 2023 and ranging from 2.25% to 9.00% during the year ended December 31, 2022), terminal capitalization rates (ranging from 3.00% to 10.00% during the nine months ended September 30, 2023 and ranging from 3.25% to 9.50% during the year ended December 31, 2022) and discount rates (ranging from 3.20% to 14.00% during the nine months ended September 30, 2023 and ranging from 3.30% to 11.00% during the year ended December 31, 2022). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in unobservable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

(2)

Other invested assets measured at fair value are held primarily in infrastructure and timber sectors. The significant inputs used in the valuation of the Company’s infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of an infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the period ranged from 7.35% to 15.60% during the nine months ended September 30, 2023 (during the year ended December 31, 2022 – ranged from 7.15% to 15.60%). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company’s investments in timberland properties are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the period ranged from 4.00% to 7.00% during the nine months ended September 30, 2023 (during the year ended December 31, 2022 – ranged from 4.25% to 7.00%). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and export yards.

(3)	Segregated funds net assets are measured at fair value. The Company’s Level 3 segregated funds assets are predominantly investment properties and timberland properties valued as described above.

Manulife Financial Corporation – Third Quarter 2023	112

As at December 31, 2022	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVOCI	$12,859	$–	$12,859	$–
Other	6,294	6,294	–	–
Debt securities
FVOCI
Canadian government and agency	20,279	–	20,279	–
U.S. government and agency	22,446	–	22,446	–
Other government and agency	26,314	–	26,305	9
Corporate	126,371	–	126,339	32
Residential mortgage-backed securities	7	–	7	–
Commercial mortgage-backed securities	589	–	589	–
Other asset-backed securities	1,670	–	1,644	26
FVTPL
Canadian government and agency	987	–	987	–
U.S. government and agency	1,378	–	1,378	–
Other government and agency	159	–	159	–
Corporate	2,209	–	2,209	–
Commercial mortgage-backed securities	6	–	6	–
Other asset-backed securities	16	–	16	–
Private placements
FVOCI	41,494	–	33,666	7,828
FVTPL	516	–	485	31
Mortgages
FVOCI	28,621	–	–	28,621
FVTPL	1,138	–	–	1,138
Public equities
FVTPL	23,519	23,448	–	71
Real estate(1)
Investment property	11,417	–	–	11,417
Own use property	2,682	–	–	2,682
Other invested assets(2)	31,095	26	–	31,069
Segregated funds net assets(3)	348,562	314,436	30,141	3,985
Total	$710,628	$344,204	$279,515	$86,909

(1)	For footnotes (1) to (3), refer to the “Fair value measurement” table as at September 30, 2023 above.

The following table presents fair value of invested assets not measured at fair value by the fair value hierarchy.

	Carrying	Total fair
As at September 30, 2023	value	value	Level 1	Level 2	Level 3
Short-term securities	$106	$106	$–	$106	$–
Mortgages	22,618	22,138	–	–	22,138
Loans to Bank clients	2,513	2,491	–	2,491	–
Real estate - own use property	167	297	–	–	297
Public bonds held at amortized cost	1,408	930	–	930	–
Other invested assets(1)	12,284	13,155	250	–	12,905
Total invested assets disclosed at fair value	$39,096	$39,117	$250	$3,527	$35,340

	Carrying	Total fair
As at December 31, 2022	value	value	Level 1	Level 2	Level 3
Mortgages	$22,006	$21,613	$–	$–	$21,613
Loans to Bank clients	2,781	2,760	–	2,760	–
Real estate - own use property	170	326	–	–	326
Public bonds held at amortized cost	1,411	1,000	–	1,000	–
Other invested assets(1)	11,708	12,473	72	–	12,401
Total invested assets disclosed at fair value	$38,076	$38,172	$72	$3,760	$34,340

(1)

Other invested assets disclosed at fair value include $3,869 (December 31, 2022 – $3,840) of leveraged leases which are disclosed at their carrying values as fair value is not routinely calculated on these investments.

Manulife Financial Corporation – Third Quarter 2023	113

Transfers between Level 1 and Level 2

The Company records transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. During the three and nine months ended September 30, 2023, the Company had $nil and $nil transfers between Level 1 and Level 2 (September 30, 2022 – $nil and $nil).

For segregated funds net assets, during the three and nine months ended September 30, 2023, the Company had $3 and $nil transfers from Level 1 to Level 2 (September 30, 2022 – $nil and $nil). During the three and nine months ended September 30, 2023, the Company had $nil and $nil transfers from Level 2 to Level 1 (September 30, 2022 – $nil and $nil).

Invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3)

The Company classifies fair values of invested assets and segregated funds net assets as Level 3 if there are no observable markets for these assets or, in the absence of active markets, most significant non-market observable inputs used to determine fair value are based on the Company’s own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values. The gains and losses in the table below include the changes in fair value due to both observable and unobservable factors.

Manulife Financial Corporation – Third Quarter 2023	114

The following table presents the movement in invested assets, net derivatives and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the three months ended September 30, 2023 and 2022.

For the three months ended September 30, 2023	Balance, July 1, 2023	Total gains (losses) included in net income(1)	Total gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, September 30, 2023	Change in unrealized gains (losses) on assets still held
Debt instruments
FVOCI
Other government & agency	$10	$–	$–	$–	$–	$–	$–	$–	$–	$10	$–
Corporate	102	–	1	34	–	–	–	–	2	139	–
Other securitized assets	23	–	1	–	–	(2)	–	–	(1)	21	–
Public equities
FVTPL	4	(1)	–	–	–	–	–	–	1	4	(1)
Private placements
FVOCI	8,918	–	(196)	224	(133)	(262)	133	(863)	155	7,976	–
FVTPL	64	(4)	–	–	–	–	–	–	–	60	(5)
Mortgages
FVOCI	28,073	(13)	(850)	293	(297)	(188)	–	–	399	27,417	–
FVTPL	1,008	(19)	–	30	(30)	(11)	–	–	(1)	977	–
Investment property	10,715	(299)	–	104	–	–	–	–	120	10,640	(299)
Own use property	2,548	(51)	–	6	–	–	–	–	34	2,537	(51)
Other invested assets	32,093	(478)	812	999	(78)	(287)	–	–	426	33,487	(410)
Total invested assets	83,558	(865)	(232)	1,690	(538)	(750)	133	(863)	1,135	83,268	(766)
Derivatives, net	(2,391)	(1,954)	–	–	–	(11)	–	377	(51)	(4,030)	(1,953)
Segregated funds net assets	3,739	(57)	–	(24)	(32)	19	–	–	39	3,684	14
Total	$84,906	$(2,876)	$(232)	$1,666	$(570)	$(742)	$133	$(486)	$1,123	$82,922	$(2,705)

For the three months ended September 30, 2022	Balance, July 1, 2022	Total gains (losses) included in net income(1)	Total gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, September 30, 2022	Change in unrealized gains (losses) on assets still held
Debt instruments
FVOCI
Other government & agency	$9	$–	$–	$–	$–	$–	$–	$–	$–	$9	$–
Corporate	12	–	(1)	–	–	(1)	6	(12)	1	5	–
Other securitized assets	26	–	1	27	–	(2)	–	–	2	54	–
Public equities
FVTPL	1	1	–	69	(1)	–	6	–	(1)	75	2
Private placements
FVOCI	4,617	(4)	(202)	835	(64)	(26)	1,958	(20)	182	7,276	–
FVTPL	24	–	–	–	–	–	8	–	–	32	–
Mortgages
FVOCI	28,402	(80)	(1,087)	733	(523)	(187)	–	–	1,203	28,461	–
FVTPL	1,148	(7)	–	7	–	(9)	–	–	–	1,139	–
Investment property	11,791	(89)	–	158	(7)	–	–	–	344	12,197	(89)
Own use property	2,715	(87)	–	6	–	–	–	–	100	2,734	(87)
Other invested assets	27,553	436	44	1,138	(332)	(492)	244	–	1,262	29,853	292
Total invested assets	76,298	170	(1,245)	2,973	(927)	(717)	2,222	(32)	3,093	81,835	118
Derivatives, net	(2,061)	(1,102)	(1)	–	–	(44)	–	146	(177)	(3,239)	(1,119)
Segregated funds net assets	4,374	19	–	49	(167)	(2)	–	–	135	4,408	(71)
Total	$78,611	$(913)	$(1,246)	$3,022	$(1,094)	$(763)	$2,222	$114	$3,051	$83,004	$(1,072)

(1)

These amounts are included in net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in investment income related to segregated funds net assets.

(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)

The Company uses fair values of the assets at the beginning of the period for assets transferred into and out of Level 3 except for derivatives, where the Company uses fair value at the end of the period and at the beginning of the period, respectively.

Manulife Financial Corporation – Third Quarter 2023	115

The following table presents the movement in invested assets, net derivatives and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the nine months ended September 30, 2023 and 2022.

For the nine months ended September 30, 2023	Balance, January 1, 2023	Total gains (losses) included in net income(1)	Total gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3),(4)	Currency movement	Balance, September 30, 2023	Change in unrealized gains (losses) on assets still held
Debt instruments
FVOCI
Other government & agency	$9	$–	$–	$2	$–	$–	$–	$–	$(1)	$10	$–
Corporate	32	–	1	100	–	(3)	8	–	1	139	–
Other securitized assets	26	–	2	–	–	(5)	–	–	(2)	21	–
Public equities
FVTPL	71	–	–	–	–	–	–	(67)	–	4	–
Private placements
FVOCI	7,828	(5)	(1)	1,549	(442)	(610)	2,461	(2,634)	(170)	7,976	–
FVTPL	31	(1)	–	17	–	(1)	13	–	1	60	(1)
Mortgages
FVOCI	28,621	61	(766)	1,127	(965)	(566)	–	–	(95)	27,417	–
FVTPL	1,138	(17)	–	48	(160)	(31)	–	–	(1)	977	–
Investment property	11,417	(831)	–	235	(102)	–	–	–	(79)	10,640	(833)
Own use property	2,682	(131)	–	8	–	–	–	–	(22)	2,537	(131)
Other invested assets	31,069	3	816	3,303	(534)	(789)	–	–	(381)	33,487	(20)
Total invested assets	82,924	(921)	52	6,389	(2,203)	(2,005)	2,482	(2,701)	(749)	83,268	(985)
Derivatives, net	(3,188)	(1,721)	–	–	–	413	–	449	17	(4,030)	(1,723)
Segregated funds net assets	3,985	(24)	–	48	(336)	15	–	1	(5)	3,684	25
Total	$83,721	$(2,666)	$52	$6,437	$(2,539)	$(1,577)	$2,482	$(2,251)	$(737)	$82,922	$(2,683)

For the nine months ended September 30, 2022	Balance, January 1, 2022	Total gains (losses) included in net income(1)	Total gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, September 30, 2022	Change in unrealized gains (losses) on assets still held
Debt instruments
FVOCI
Other government & agency	$–	$–	$–	$–	$–	$–	$9	$–	$–	$9	$–
Corporate	41	–	(1)	–	–	(1)	6	(41)	1	5	–
Other securitized assets	28	–	4	27	–	(4)	–	–	(1)	54	–
Public equities
FVTPL	–	1	–	69	(1)	–	6	–	–	75	2
Private placements
FVOCI	5,136	(4)	(1,423)	1,063	(76)	(35)	2,778	(362)	199	7,276	–
FVTPL	30	(7)	–	1	–	–	8	–	–	32	(7)
Mortgages
FVOCI	31,798	(36)	(5,056)	2,749	(1,876)	(573)	–	–	1,455	28,461	–
FVTPL	1,203	(118)	–	81	–	(28)	–	–	1	1,139	–
Investment property	11,443	291	–	254	(156)	–	–	–	365	12,197	286
Own use property	2,661	(48)	–	16	–	–	–	–	105	2,734	(48)
Other invested assets	24,884	1,697	(3)	3,593	(632)	(1,265)	248	–	1,331	29,853	1,686
Total invested assets	77,224	1,776	(6,479)	7,853	(2,741)	(1,906)	3,055	(403)	3,456	81,835	1,919
Derivatives, net	2,101	(5,508)	(27)	1	–	478	–	(103)	(181)	(3,239)	(4,121)
Segregated funds net assets	4,281	213	–	196	(422)	(32)	–	(1)	173	4,408	22
Total	$83,606	$(3,519)	$(6,506)	$8,050	$(3,163)	$(1,460)	$3,055	$(507)	$3,448	$83,004	$(2,180)

(1)

These amounts are included in net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in investment income related to segregated funds net assets.

(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)

The Company uses fair values of the assets at the beginning of the year for assets transferred into and out of Level 3 except for derivatives, where the Company uses fair value at the end of the period and at the beginning of the year, respectively.

(4)	Private placement bonds of $1,771 with maturity dates beyond 30 years were reclassed from Level 3 to Level 2 in the current period to align with the fair value leveling treatment of public bonds.

Transfers into Level 3 primarily result from securities that were impaired during the periods or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3. Transfers from Level 3 primarily result from observable market data becoming available for the entire term structure of the debt security.

Manulife Financial Corporation – Third Quarter 2023	116

(d) Remaining term to maturity

The following table presents remaining term to maturity for invested assets.

	Remaining terms to maturities(1)
As at September 30, 2023	Less than 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	Total
Cash and short-term securities	$22,137	$–	$–	$–	$–	$–	$22,137
Debt securities
Canadian government and agency	725	1,255	1,727	3,640	11,664	–	19,011
U.S. government and agency	259	856	553	3,826	19,182	–	24,676
Other government and agency	405	662	1,754	3,633	22,220	–	28,674
Corporate	7,266	15,713	18,050	32,693	49,709	54	123,485
Mortgage / asset-backed securities	92	120	283	596	901	–	1,992
Public equities	–	–	–	–	–	24,272	24,272
Mortgages	3,598	11,079	10,131	7,331	9,329	9,544	51,012
Private placements	1,385	3,042	4,840	8,639	23,870	73	41,849
Loans to Bank clients	37	23	1	–	2	2,450	2,513
Real estate
Own use property	–	–	–	–	–	2,704	2,704
Investment property	–	–	–	–	–	10,640	10,640
Other invested assets
Alternative long-duration assets	–	122	22	71	714	40,523	41,452
Various other(2)	23	–	20	1,550	2,276	450	4,319
Total invested assets	$35,927	$32,872	$37,381	$61,979	$139,867	$90,710	$398,736

	Remaining terms to maturities(1)
As at December 31, 2022	Less than 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	Total
Cash and short-term securities	$19,153	$–	$–	$–	$–	$–	$19,153
Debt securities
Canadian government and agency	738	1,242	2,536	3,811	12,939	–	21,266
U.S. government and agency	380	775	505	3,560	19,516	–	24,736
Other government and agency	457	753	1,490	3,801	19,972	–	26,473
Corporate	8,599	14,542	16,767	36,778	52,392	1	129,079
Mortgage / asset-backed securities	6	89	265	574	1,354	–	2,288
Public equities	–	–	–	–	–	23,519	23,519
Mortgages	3,288	7,838	10,911	7,906	11,629	10,193	51,765
Private placements	1,485	2,962	4,090	7,958	25,440	75	42,010
Loans to Bank clients	40	18	5	–	2	2,716	2,781
Real estate
Own use property	–	–	–	–	–	2,852	2,852
Investment property	–	–	–	–	–	11,417	11,417
Other invested assets
Alternative long-duration assets	1	46	22	35	674	37,682	38,460
Various other(2)	105	–	19	509	3,206	504	4,343
Total invested assets	$34,252	$28,265	$36,610	$64,932	$147,124	$88,959	$400,142

(1)	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.
(2)	Primarily includes equity method accounted investments and leveraged leases.

Manulife Financial Corporation – Third Quarter 2023	117

Note 4 Derivative and Hedging Instruments

Derivatives are financial contracts, the value of which is derived from a variety of factors described in note 4 (a). The Company uses derivatives including swaps, forward and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate exposure to different types of investments.

Swaps are contractual agreements between the Company and a third party to exchange a series of cash flows based upon rates applied to a notional amount. For interest rate swaps, counterparties generally exchange fixed or floating interest rate payments based on a notional value in a single currency. Cross currency swaps involve the exchange of principal amounts between parties as well as the exchange of interest payments in one currency for the receipt of interest payments in another currency. Total return swaps are contracts that involve the exchange of payments based on changes in the values of a reference asset, including any returns such as interest earned on these assets, in return for amounts based on reference rates specified in the contract.

Forward and futures agreements are contractual obligations to buy or sell a financial instrument, foreign currency or other underlying commodity on a predetermined future date at a specified price. Forward contracts are OTC contracts negotiated between counterparties, whereas futures agreements are contracts with standard amounts and settlement dates that are traded on regulated exchanges.

Options are contractual agreements whereby the holder has the right, but not the obligation, to buy (call option) or sell (put option) a security, exchange rate, interest rate, or other financial instrument at a predetermined price/rate within a specified time.

See variable annuity dynamic hedging strategy in the “Risk Management and Risk Factors” section of the MD&A in the Company’s 2022 Annual Report for an explanation of the Company’s dynamic hedging strategy for its variable annuity product guarantees.

(a) Fair value of derivatives

The pricing models used to value derivatives are based on market standard valuation methodologies and the inputs to these models are consistent with what a market participant would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, foreign exchange rates, financial indices, commodity prices or indices, credit spreads, default risk (including the counterparties to the contract), and market volatility. The significant inputs to the pricing models for most derivatives are inputs that are observable or can be corroborated by observable market data and are classified as Level 2. Inputs that are observable generally include interest rates, foreign exchange rates and interest rate curves. However, certain derivatives may rely on inputs that are significant to the fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data and these derivatives are classified as Level 3. Inputs that are unobservable generally include broker quoted prices, volatilities and inputs that are outside of the observable portion of the interest rate curve or other relevant market measures. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what market participants would use when pricing such instruments. The credit risk of both the counterparty and the Company are considered in determining the fair value for all derivatives after considering the effects of netting agreements and collateral arrangements.

Manulife Financial Corporation – Third Quarter 2023	118

The following table presents gross notional amount and fair value of derivative instruments by the underlying risk exposure.

		September 30, 2023			December 31, 2022
As at		Notional	Fair value		Notional	Fair value
Type of hedge	Instrument type	amount	Assets	Liabilities	amount	Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$193,597	$3,031	$4,406	$–	$–	$–
	Foreign currency swaps	9,157	118	1,536	48	5	–
	Forward contracts	23,135	–	4,585	–	–	–
Cash flow hedges	Interest rate swaps	8,584	5	11	–	–	–
	Foreign currency swaps	1,145	33	141	1,155	40	203
	Forward contracts	–	–	–	–	–	–
	Equity contracts	253	–	15	173	3	–
Net investment hedges	Forward contracts	608	–	6	626	–	28
Total derivatives in qualifying hedge accounting relationships		236,479	3,187	10,700	2,002	48	231
Derivatives not designated in qualifying hedge accounting relationships
	Interest rate swaps	93,971	3,405	5,104	268,081	5,751	7,557
	Interest rate futures	9,129	–	–	11,772	–	–
	Interest rate options	6,181	24	–	6,090	98	–
	Foreign currency swaps	32,170	1,698	364	39,667	2,029	1,579
	Currency rate futures	2,453	–	–	2,319	–	–
	Forward contracts	30,620	384	927	45,124	295	4,697
	Equity contracts	19,122	429	115	16,930	363	225
	Credit default swaps	127	4	–	159	4	–
	Equity futures	4,014	–	–	3,813	–	–
Total derivatives not designated in qualifying hedge accounting relationships		197,787	5,944	6,510	393,955	8,540	14,058
Total derivatives		$434,266	$9,131	$17,210	$395,957	$8,588	$14,289

The total notional amount above includes $79 billion (December 31, 2022 – $211 billion) of derivative instruments which reference rates that are impacted under the interest rate benchmark reform, with a significant majority to CDOR. USD LIBOR was decommissioned on June 30, 2023. Exposures indexed to CDOR represent derivatives with a maturity date beyond June 28, 2024. Upon adoption of IFRS 9, the Company designated additional existing derivatives in hedge accounting relationships. The exposure in the Company’s hedge accounting programs is primarily to the CDOR benchmark. Compared to the overall risk exposure, the effect of interest rate benchmark reform on existing accounting hedges is not significant. The Company continues to apply high probability and high effectiveness expectation assumptions for cash flows and there would be no automatic de-designation of qualifying hedge relationships due to the impact from interest rate benchmark reform.

The following table presents the fair values of the derivative instruments by the remaining term to maturity. Fair values disclosed below do not incorporate the impact of master netting agreements (refer to note 7).

	Remaining term to maturity
As at September 30, 2023	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$719	$513	$499	$7,400	$9,131
Derivative liabilities	3,028	2,523	1,252	10,407	17,210

	Remaining term to maturity
As at December 31, 2022	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$580	$556	$556	$6,896	$8,588
Derivative liabilities	2,656	1,956	1,146	8,531	14,289

Manulife Financial Corporation – Third Quarter 2023	119

The following table presents gross notional amount by the remaining term to maturity, total fair value (including accrued interest), credit equivalent amount and capital requirement by contract type.

	Remaining term to maturity (notional amounts)				Fair value			Credit equivalent amount(1)	Capital requirement(2)
As at September 30, 2023	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net
Interest rate contracts
OTC swap contracts	$6,252	$20,692	$105,765	$132,709	$6,734	$(10,084)	$(3,350)	$48	$–
Cleared swap contracts	10,653	25,948	126,842	163,443	262	(236)	26	–	–
Forward contracts	17,497	14,401	–	31,898	74	(5,358)	(5,284)	4	–
Futures	9,129	–	–	9,129	–	–	–	–	–
Options purchased	656	1,722	3,803	6,181	24	–	24	7	1
Subtotal	44,187	62,763	236,410	343,360	7,094	(15,678)	(8,584)	59	1
Foreign exchange
Swap contracts	1,939	11,820	28,713	42,472	1,849	(2,119)	(270)	900	16
Forward contracts	22,465	–	–	22,465	310	(161)	149	39	–
Futures	2,453	–	–	2,453	–	–	–	–	–
Subtotal	26,857	11,820	28,713	67,390	2,159	(2,280)	(121)	939	16
Credit derivatives	9	118	–	127	4	–	4	–	–
Equity contracts
Swap contracts	1,060	673	–	1,733	29	(55)	(26)	30	–
Futures	4,014	–	–	4,014	–	–	–	–	–
Options purchased	14,406	3,236	–	17,642	407	(76)	331	124	1
Subtotal	19,489	4,027	–	23,516	440	(131)	309	154	1
Subtotal including accrued interest	90,533	78,610	265,123	434,266	9,693	(18,089)	(8,396)	1,152	18
Less accrued interest	–	–	–	–	562	(879)	(317)	–	–
Total	$90,533	$78,610	$265,123	$434,266	$9,131	$(17,210)	$(8,079)	$1,152	$18

	Remaining term to maturity (notional amounts)				Fair value			Credit equivalent amount(1)	Capital requirement(2)
As at December 31, 2022	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net
Interest rate contracts
OTC swap contracts	$8,817	$19,253	$98,380	$126,450	$5,992	$(8,135)	$(2,143)	$419	$9
Cleared swap contracts	2,494	16,823	122,314	141,631	254	(219)	35	–	–
Forward contracts	14,290	13,926	198	28,414	70	(4,468)	(4,398)	8	–
Futures	11,772	–	–	11,772	–	–	–	–	–
Options purchased	1,199	1,069	3,822	6,090	98	–	98	64	4
Subtotal	38,572	51,071	224,714	314,357	6,414	(12,822)	(6,408)	491	13
Foreign exchange
Swap contracts	2,026	10,475	28,369	40,870	2,067	(1,846)	221	1,166	23
Forward contracts	17,336	–	–	17,336	226	(258)	(32)	89	–
Futures	2,319	–	–	2,319	–	–	–	–	–
Subtotal	21,681	10,475	28,369	60,525	2,293	(2,104)	189	1,255	23
Credit derivatives	15	144	–	159	4	–	4	–	–
Equity contracts
Swap contracts	547	396	–	943	26	(7)	19	24	–
Futures	3,813	–	–	3,813	–	–	–	–	–
Options purchased	12,634	3,526	–	16,160	335	(218)	117	232	2
Subtotal	17,009	4,066	–	21,075	365	(225)	140	256	2
Subtotal including accrued interest	77,262	65,612	253,083	395,957	9,072	(15,151)	(6,079)	2,002	38
Less accrued interest	–	–	–	–	484	(862)	(378)	–	–
Total	$77,262	$65,612	$253,083	$395,957	$8,588	$(14,289)	$(5,701)	$2,002	$38

(1)

Credit equivalent amount is the sum of replacement cost and the potential future credit exposure less any collateral held. Replacement cost represents the current cost of replacing all contracts with a positive fair value. The amounts take into consideration legal contracts that permit offsetting of positions. The potential future credit exposure is calculated based on a formula prescribed by OSFI.

(2)	Capital requirement represents the credit equivalent amount, weighted according to the creditworthiness of the counterparty, as prescribed by OSFI.

The total notional amount of $434 billion (December 31, 2022 – $396 billion) includes $82 billion (December 31, 2022 – $77 billion) related to derivatives utilized in the Company’s variable annuity guarantee dynamic hedging. Due to the Company’s variable annuity hedging practices, many trades are in offsetting positions, resulting in materially lower net fair value exposure for the Company than what the gross notional amount would suggest.

Manulife Financial Corporation – Third Quarter 2023	120

The average rate of the hedging instruments in hedge relationships that do not frequently reset is presented as below:

As at September 30, 2023			Remaining term to maturity (notional amounts)				Fair value
Hedged item	Hedging instrument	Average rate	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net
Inflation risk
Inflation linked insurance liabilities	Interest rate swaps	CPI rate: 290.13	$89	$471	$8,024	$8,584	$5	$(11)	$(6)
Foreign exchange risk
Fixed rate liabilities	Foreign currency swaps	SGD/CAD: 0.93503	–	495	–	495	33	–	33
Foreign exchange and interest rate risk
Floating rate foreign currency liabilities	Foreign currency swaps	CAD/USD: 0.86655	–	–	650	650	–	(141)	(141)
Debt securities at fair value through OCI	Foreign currency swaps	CAD/USD: 1.22914	–	48	–	48	6	–	6
Equity risk
Stock-based compensation	Equity contracts	MFC price: $26.23	21	232	–	253	–	(15)	(15)
Total			$110	$1,246	$8,674	$10,030	$44	$(167)	$(123)

As at December 31, 2022			Remaining term to maturity (notional amounts)				Fair value
Hedged item	Hedging instrument	Average rate	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net
Foreign exchange risk
Fixed rate liabilities	Foreign currency swaps	SGD/CAD: 0.93503	$–	$505	$–	$505	$40	$–	$40
Foreign exchange and interest rate risk
Floating rate foreign currency liabilities	Foreign currency swaps	CAD/USD: 0.86655	–	–	650	650	–	(203)	(203)
Debt securities at fair value through OCI	Foreign currency swaps	CAD/USD: 1.22914	–	48	–	48	5	–	5
Equity risk
Stock-based compensation	Equity contracts	MFC price: $25.39	9	164	–	173	3	–	3
Total			$9	$717	$650	$1,376	$48	$(203)	$(155)

Fair value and the fair value hierarchy of derivative instruments

As at September 30, 2023	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$6,538	$–	$6,448	$90
Foreign exchange contracts	2,160	–	2,160	–
Equity contracts	429	–	428	1
Credit default swaps	4	–	4	–
Total derivative assets	$9,131	$–	$9,040	$91
Derivative liabilities
Interest rate contracts	$14,878	$–	$10,767	$4,111
Foreign exchange contracts	2,202	–	2,200	2
Equity contracts	130	–	122	8
Total derivative liabilities	$17,210	$–	$13,089	$4,121

As at December 31, 2022	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$5,919	$–	$5,766	$153
Foreign exchange contracts	2,299	–	2,298	1
Equity contracts	366	–	361	5
Credit default swaps	4	–	4	–
Total derivative assets	$8,588	$–	$8,429	$159
Derivative liabilities
Interest rate contracts	$12,025	$–	$8,689	$3,336
Foreign exchange contracts	2,039	–	2,037	2
Equity contracts	225	–	216	9
Total derivative liabilities	$14,289	$–	$10,942	$3,347

Movement in net derivatives measured at fair value using significant unobservable inputs (Level 3) is presented in note 3 (c).

Manulife Financial Corporation – Third Quarter 2023	121

(b) Hedge accounting relationships

The Company uses derivatives for economic hedging purposes. In certain circumstances, these hedges also meet the requirements of hedge accounting and designating derivatives in qualifying hedge accounting relationships achieves the desired IFRS presentation. Risk management strategies eligible for hedge accounting are designated as fair value hedges, cash flow hedges or net investment hedges.

At the inception of a hedge accounting relationship, the Company documents the relationship between hedging instrument and hedged item, its risk management objective, and its strategy for undertaking the hedge. At hedge inception and on an ongoing basis, an assessment is performed and documented to demonstrate that the hedging relationship qualifies for hedge accounting. In order to qualify for hedge accounting, there has to be an economic relationship between the hedging instrument and the hedged item, an assessment that the effect of credit risk does not dominate the economic relationship, and the hedge ratio between the hedging instrument and the hedged item will be based on the approach used by risk management, unless the hedge ratio used by risk management results in an imbalance that would create hedge ineffectiveness that is inconsistent with the purpose of hedge accounting.

•

The Company designates a specific risk component or a combination of risk components as the hedged risk, including benchmark interest rate, foreign exchange rate, equity price and consumer price index components. All these risk components are observable in the relevant market environment and the changes in fair value or variability in cash flows attributable to these risk components can be reliably measured for hedged items. The hedged risk is generally the most significant risk component of the overall changes in fair value or in cash flows. The Company acquires derivatives for economic hedging purposes with underlying characteristics that offset the hedged risk, based on the risk management strategy.

•

The Company executes hedging derivatives with counterparties with high credit quality and monitors the creditworthiness of the counterparties to ensure they are expected to meet cash flow obligations on the hedging instruments as they come due, and that the probability of counterparty default is remote. Further, changes in the Company’s own credit risk are immaterial and have insignificant impact to the hedging relationship.

•

A hedge ratio is calculated as the ratio between the quantity of the hedged item that the Company hedges and the quantity of the hedging instrument the Company uses to hedge that quantity of hedged item.

•

For group fair value hedges of interest rate risk of insurance liabilities and group fair value hedges of foreign exchange and interest rate risk of foreign currency denominated debt instruments, the Company constructs the hedge relationship by comparing interest rate sensitivities of the group of hedging derivatives and the group of hedged items in the same currency. Interest rate sensitivities are compared by estimating the change in the present value of cash flows of hedged items and hedging derivatives from an instantaneous shock to interest rates, assuming no rebalancing actions are undertaken.

•

For the rest of the Company’s hedge accounting relationships, the Company generally constructs the hedge relationships by comparing the notional amounts of the hedging derivatives with that of the hedged items.

Hedge ineffectiveness in various hedging relationships may still exist and potential sources of hedge ineffectiveness by risk category are summarized as below:

	Interest rate risk	Foreign currency risk	Equity risk	Consumer price index risk
Mismatches in some critical terms of hedging instrument and hedged item	✓	✓	✓	✓

Differences in valuation methodologies including discounting factor	✓	✓		✓

Changes in timing and amount of forecasted hedged items		✓		✓

Differences due to the use of non-zero fair value hedging instruments	✓	✓

Manulife Financial Corporation – Third Quarter 2023	122

Hedging relationships that frequently reset

The Company uses a portfolio of derivatives as a fair value hedge of foreign exchange rate and interest rate fluctuations of fixed rate debt instruments denominated in non-functional currencies, as well as interest rate fluctuations of guaranteed insurance liabilities. The risk management objective is to hedge these foreign exchange and interest rate fluctuations with a hedge horizon of three months. At the end of each hedge horizon, the hedging relationships mature; and new fair value hedging relationships will be designated with a new pool of hedging instruments and hedged items.

Fair value hedges

The Company uses interest rate swaps to manage its exposure to changes in the fair value of fixed rate financial instruments and guaranteed insurance liabilities due to changes in interest rates. The Company also uses cross currency swaps to manage its exposure to foreign exchange rate fluctuations, interest rate fluctuations, or both.

The Company recognizes gains and losses on derivatives and the related hedged items in fair value hedges in Total investment result. These investment gains (losses) are shown in the following table.

For the nine months ended September 30, 2023	Change in value of the hedged item for ineffectiveness measurement	Change in value of the hedging instrument for ineffectiveness measurement	Ineffectiveness recognized in Total investment result	Carrying amount for hedged items(1)	Accumulated fair value adjustments on hedged items	Accumulated fair value adjustments on de-designated hedged items
Assets
Interest rate risk
Debt securities at FVOCI	$–	$–	$–	$–	$–	$249
Foreign currency and interest rate risk
Debt securities at FVOCI	425	(499)	(74)	9,390	(361)	(70)
Total assets	$425	$(499)	$(74)	$9,390	$(361)	$179
Liabilities
Interest rate risk
Insurance contract liabilities	$2,642	$(2,441)	$201	$26,825	$3,430	$(726)
Total liabilities	$2,642	$(2,441)	$201	$26,825	$3,430	$(726)

For the year ended December 31, 2022	Change in value of the hedged item for ineffectiveness measurement	Change in value of the hedging instrument for ineffectiveness measurement	Ineffectiveness recognized in Total investment result	Carrying amount for hedged items	Accumulated fair value adjustments on hedged items	Accumulated fair value adjustments on de-designated hedged items
Assets(2)
Interest rate risk
Debt securities at FVOCI	$–	$–	$–	$–	$–	$265
Foreign currency and interest rate risk
Debt securities at FVOCI	7	(5)	2	31	7	–
Total assets	$7	$(5)	$2	$31	$7	$265
Total liabilities	$–	$–	$–	$–	$–	$–

(1)

The carrying amounts for hedged items presented are related to hedged items in active hedging relationships as at the reporting date. Out of the $9,390 related to assets, $9,360 relates to new hedge relationships designated under IFRS 9 and accordingly no amounts are presented for the comparative period. Further, $26,825 related to liabilities are new hedge relationships designated under IFRS 9 and accordingly no amounts are presented for the comparative period.

(2)	Represents existing hedges designated under IAS 39.

Cash flow hedges

The Company uses interest rate swaps to hedge the variability in cash flows from variable rate financial instruments and forecasted transactions. The Company also uses cross currency swaps and foreign currency forward contracts to hedge the variability from foreign currency financial instruments and foreign currency expenses. Total return swaps are used to hedge the variability in cash flows associated with certain stock-based compensation awards. Inflation swaps are used to reduce inflation risk generated from inflation-indexed liabilities.

Manulife Financial Corporation – Third Quarter 2023	123

The effects of derivatives in cash flow hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Comprehensive Income are shown in the following table. The effective portion of the change in fair value of hedging instruments associated with the CPI cash flow hedge accounting program is presented in AOCI, in the same line as the hedged item – Insurance finance income (expense). The AOCI balances of $67 as at September 30, 2023 (December 31, 2022 – $86) are all related to continuing cash flow hedges, of which $105 (December 31, 2022 – $nil) related to CPI cash flow hedges that were reported in AOCI – Insurance finance income (expense). There is $nil balance in AOCI related to de-designated hedges as at September 30, 2023 and December 31, 2022, respectively.

For the nine months ended September 30, 2023	Hedged items in qualifying cash flow hedging relationships	Change in fair value of hedged items for ineffectiveness measurement	Change in fair value of hedging instruments for ineffectiveness measurement	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into Total investment result	Ineffectiveness recognized in Total investment result
Interest rate risk
Treasury lock	Forecasted liability issuance	$(5)	$5	$5	$–	$–
Foreign exchange risk
Foreign currency swaps	Fixed rate liabilities	9	(9)	(9)	(11)	–
Interest and foreign exchange risk
Foreign currency swaps	Floating rate liabilities	(60)	60	60	(4)	–
Equity price risk
Equity contracts	Stock-based compensation	–	–	–	2	–
CPI risk
Interest rate swaps(1)	Inflation linked insurance liabilities	(185)	185	185	80	–
Total		$(241)	$241	$241	$67	$–

For the year ended December 31, 2022	Hedged items in qualifying cash flow hedging relationships	Change in fair value of hedged items for ineffectiveness measurement	Change in fair value of hedging instruments for ineffectiveness measurement	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into Total investment result	Ineffectiveness recognized in Total investment result
Foreign exchange risk
Foreign currency swaps	Fixed rate assets	$1	$(1)	$(1)	$(1)	$–
	Fixed rate liabilities	(34)	34	34	35	–
Interest and foreign exchange risk
Foreign currency swaps	Floating rate liabilities	(175)	175	175	(49)	–
Equity price risk
Equity contracts	Stock-based compensation	(2)	2	2	6	–
Total		$(210)	$210	$210	$(9)	$–

(1)	Gains (losses) deferred in AOCI on derivatives are presented in AOCI under Insurance finance income (expense).

The Company anticipates that net losses of approximately $30 will be reclassified from AOCI to net income within the next 12 months. The maximum time frame for which variable cash flows are hedged is 13 years with exception to CPI hedge relationships where the maximum time frame for which variable cash flows are hedged is 29 years.

Hedges of net investments in foreign operations

The Company may use non-functional currency denominated long-term debt, forward currency contracts, and cross currency swaps to mitigate the foreign exchange translation risk of net investments in foreign operations. Refer to note 8.

Manulife Financial Corporation – Third Quarter 2023	124

The effects of net investment hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Other Comprehensive Income are shown in the following table.

For the nine months ended September 30, 2023	Change in fair value of hedged items for ineffectiveness measurement	Change in fair value of hedging instruments for ineffectiveness measurement	Gains (losses) deferred in AOCI	Gains (losses) reclassified from AOCI into Total investment result	Ineffectiveness recognized in Total investment result
Non-functional currency denominated debt	$(16)	$16	$16	$–	$–
Forward currency contracts	(25)	25	25	–	–
Total	$(41)	$41	$41	$–	$–

For the year ended December 31, 2022	Change in fair value of hedged items for ineffectiveness measurement	Change in fair value of hedging instruments for ineffectiveness measurement	Gains (losses) deferred in AOCI	Gains (losses) reclassified from AOCI into Total investment result	Ineffectiveness recognized in Total investment result
Non-functional currency denominated debt	$458	$(458)	$(458)	$–	$–
Forward currency contracts	(14)	14	14	–	–
Total	$444	$(444)	$(444)	$–	$–

The table below details the movement in the Company’s net investment hedge reserve.

As at	September 30, 2023	December 31, 2022
Balances in the foreign currency translation reserve for continuing hedges	$(96)	$(137)
Balances remaining in the cash flow hedge reserve on de-designated hedges	–	–
Total	$(96)	$(137)

Reconciliation of accumulated other comprehensive income (loss) related to cash flow hedges

For the nine months ended September 30, 2023	Accumulated other comprehensive income (loss), beginning of the period	Hedging gains (losses) recognized in AOCI during the period	Reclassification from AOCI to income	Accumulated other comprehensive income (loss), end of the period	Reclassification adjustment related to de-designated hedges as hedged item affects income	Reclassification adjustment related to items for which the hedged future cash flows are no longer expected to occur
Interest rate risk	$–	$5	$–	$5	$–	$–
Interest rate and foreign exchange risk	(114)	60	(4)	(50)	–	–
Foreign exchange translation risk	5	(9)	(11)	7	–	–
CPI risk	–	185	80	105	–	–
Equity price risk	2	–	2	–	–	–
Total	$(107)	$241	$67	$67	$–	$–

For the year ended December 31, 2022	Accumulated other comprehensive income (loss), beginning of the period	Hedging gains (losses) recognized in AOCI during the period	Reclassification from AOCI to income	Accumulated other comprehensive income (loss), end of the period	Reclassification adjustment related to de-designated hedges as hedged item affects income	Reclassification adjustment related to items for which the hedged future cash flows are no longer expected to occur
Interest rate risk	$–	$–	$–	$–	$–	$–
Interest rate and foreign exchange risk	(313)	175	(49)	(89)	–	–
Foreign exchange translation risk	3	33	34	2	–	–
CPI risk	–	–	–	–	–	–
Equity price risk	6	2	6	2	–	–
Total	$(304)	$210	$(9)	$(85)	$–	$–

Manulife Financial Corporation – Third Quarter 2023	125

Reconciliation of accumulated other comprehensive income (loss) related to net investment hedges

For the nine months ended September 30, 2023	Accumulated other comprehensive income (loss), beginning of the period	Hedging gains (losses) recognized in AOCI during the period	Reclassification from AOCI to income	Accumulated other comprehensive income (loss), end of the period	Reclassification adjustment related to de-designated hedges as hedged item affects income	Reclassification adjustment related to items for which the hedged future cash flows are no longer expected to occur
Foreign exchange translation risk	$(137)	$41	$–	$(96)	$–	$–
For the year ended December 31, 2022	Accumulated other comprehensive income (loss), beginning of the period	Hedging gains (losses) recognized in AOCI during the period	Reclassification from AOCI to income	Accumulated other comprehensive income (loss), end of the period	Reclassification adjustment related to de-designated hedges as hedged item affects income	Reclassification adjustment related to items for which the hedged future cash flows are no longer expected to occur
Foreign exchange translation risk	$307	$(444)	$–	$(137)	$–	$–

Cost of hedging

The Company has elected to apply cost of hedging guidance retrospectively for certain hedging relationships existing on January 1, 2023. The excluded components from hedging relationships related to forward elements and foreign currency basis spreads are presented in AOCI as cost of hedging. The following table provides details of the movement in the cost of hedging by hedged risk category.

For the nine months ended September 30, 2023
Foreign exchange risk
Balance, beginning of year	$(3)
Changes in fair value	1
Balance, end of period	$(2)
Foreign exchange and interest rate risk
Balance, beginning of year	$25
Changes in fair value	(5)
Balance, end of period	$20

(c)	Derivatives not designated in qualifying hedge accounting relationships

The Company uses derivatives to economically hedge various financial risks, however, not all derivatives qualify for hedge accounting and in some cases, the Company has not elected to apply hedge accounting. As noted above, upon adoption of IFRS 9, the Company has designated additional existing derivatives in hedge accounting relationships. Below are the investment income impacts of derivatives not designated in qualifying hedge accounting relationships.

Investment income (loss) on derivatives not designated in qualifying hedge accounting relationships

	For the nine months ended September 30, 2023	For the year ended December 31, 2022
Interest rate swaps	$(569)	$(3,428)
Interest rate futures	107	(431)
Interest rate options	(23)	(258)
Foreign currency swaps	(162)	1,171
Currency rate futures	(50)	(103)
Forward contracts	(56)	(7,561)
Equity futures	(212)	794
Equity contracts	72	(818)
Total	$(893)	$(10,634)

Manulife Financial Corporation – Third Quarter 2023	126

(d) Embedded derivatives

Certain insurance contracts contain features that are classified as embedded derivatives and are measured separately at FVTPL, including reinsurance contracts related to guaranteed minimum income benefits and contracts containing certain credit and interest rate features.

Certain reinsurance contracts related to guaranteed minimum income benefits contain embedded derivatives requiring separate measurement at FVTPL as the financial component contained in the reinsurance contracts does not contain significant insurance risk. Claims recovered under reinsurance ceded contracts offset claims expenses and claims paid on the reinsurance assumed. As at September 30, 2023, reinsurance ceded guaranteed minimum income benefits had a fair value of $401 (December 31, 2022 – $535) and reinsurance assumed guaranteed minimum income benefits had a fair value of $44 (December 31, 2022 – $58).

The Company’s credit and interest rate embedded derivatives promise to pay the returns on a portfolio of assets to the contract holder. These embedded derivatives contain credit and interest rate risks that are financial risks embedded in the underlying insurance contract. As at September 30, 2023, these embedded derivative liabilities had a fair value of $334 (December 31, 2022 – $395).

Other insurance contract features which are classified as embedded derivatives but are exempt from separate measurement at fair value include variable universal life and variable life products’ minimum guaranteed credited rates, no lapse guarantees, guaranteed annuitization options, CPI indexing of benefits, and segregated fund minimum guarantees other than reinsurance ceded/assumed guaranteed minimum income benefits. These embedded derivatives are measured and reported within insurance contract liabilities and are exempt from separate fair value measurement as they contain insurance risk and/or are closely related to the insurance host contract.

Note 5 Insurance and Reinsurance Contract Assets and Liabilities

(a) Movements in carrying amounts of insurance and reinsurance contracts

The following tables present the movement in the net carrying amounts of insurance contracts issued and reinsurance contracts held during the period for each reporting segment. The changes include amounts that are recognized in income and OCI, and movements due to cash flows.

There are two types of tables presented:

•

Tables which analyze movements in the net assets or liabilities for remaining coverage and for incurred claims separately and reconcile them to the relevant Consolidated Statements of Income and Consolidated Statements of Comprehensive Income line items.

•	Tables which analyze movements of contracts by measurement components including estimates of the present value of future cash flows, risk adjustment and CSM for portfolios.

Manulife Financial Corporation – Third Quarter 2023	127

Insurance contracts

The following tables present the movement in the net assets or liabilities for insurance contracts issued, showing amounts for remaining coverage and for incurred claims for the nine and twelve months ended September 30, 2023 and December 31, 2022.

	Liabilities for remaining coverage		Liabilities for incurred claims
	Excluding loss component	Loss component	Products not under PAA	PAA Estimates of PV of future cash flows	PAA Risk adjustment for non- financial risk	Assets for insurance acquisition cash flows	Total
Opening insurance contract assets	$(659)	$–	$7	$(12)	$–	$(9)	$(673)
Opening insurance contract liabilities	336,981	1,328	5,857	10,877	602	(796)	354,849
Opening insurance contract liabilities for account of segregated fund holders	110,216	–	–	–	–	–	110,216
Net opening balance, January 1, 2023	446,538	1,328	5,864	10,865	602	(805)	464,392
Insurance revenue
Expected incurred claims and other insurance service result	(9,666)	–	–	–	–	–	(9,666)
Change in risk adjustment for non-financial risk expired	(1,126)	–	–	–	–	–	(1,126)
CSM recognized for services provided	(1,533)	–	–	–	–	–	(1,533)
Recovery of insurance acquisition cash flows	(600)	–	–	–	–	–	(600)
Contracts under Premium Allocation Approach (“PAA”)	(4,830)	–	–	–	–	–	(4,830)
	(17,755)	–	–	–	–	–	(17,755)
Insurance service expense
Incurred claims and other insurance service expenses	–	(299)	9,985	4,412	202	–	14,300
Losses and reversal of losses on onerous contracts (future service)	–	208	–	–	–	–	208
Changes to liabilities for incurred claims (past service)	–	–	(34)	(851)	(208)	–	(1,093)
Amortization of insurance acquisition cash flows	1,200	–	–	–	–	–	1,200
Net impairment of assets for insurance acquisition cash flows	–	–	–	–	–	–	–
	1,200	(91)	9,951	3,561	(6)	–	14,615
Investment components and premium refunds	(13,962)	–	12,856	1,106	–	–	–
Insurance service result	(30,517)	(91)	22,807	4,667	(6)	–	(3,140)
Insurance finance (income) expense	(5,831)	21	(45)	44	(13)	–	(5,824)
Effects of movements in foreign exchange rates	(4,039)	(28)	(26)	(3)	–	2	(4,094)
Total changes in income and OCI	(40,387)	(98)	22,736	4,708	(19)	2	(13,058)
Cash flows
Premiums and premium tax received	36,078	–	–	–	–	–	36,078
Claims and other insurance service expenses paid, including investment components	–	–	(22,892)	(5,880)	–	–	(28,772)
Insurance acquisition cash flows	(5,127)	–	–	–	–	–	(5,127)
Total cash flows	30,951	–	(22,892)	(5,880)	–	–	2,179
Allocation from assets for insurance acquisition cash flows to groups of insurance contracts	(147)	–	–	–	–	147	–
Acquisition cash flows incurred in the period	–	–	–	–	–	(127)	(127)
Movements related to insurance contract liabilities for account of segregated fund holders	(1,435)	–	–	–	–	–	(1,435)
Net closing balance	435,520	1,230	5,708	9,693	583	(783)	451,951
Closing insurance contract assets	(245)	10	51	2	–	(8)	(190)
Closing insurance contract liabilities	326,984	1,220	5,657	9,691	583	(775)	343,360
Closing insurance contract liabilities for account of segregated fund holders	108,781	–	–	–	–	–	108,781
Net closing balance, September 30, 2023	$435,520	$1,230	$5,708	$9,693	$583	$(783)	$451,951

Insurance finance (income) expense (“IFIE”)
Insurance finance (income) expense, per disclosure above							$(5,824)
Reclassification of derivative OCI to IFIE – cash flow hedges							(185)
Reclassification of derivative (income) loss changes to IFIE – fair value hedge							2,441
Insurance finance (income) expense, per disclosure in note 5 (f)							$(3,568)

Manulife Financial Corporation – Third Quarter 2023	128

	Liabilities for remaining coverage		Liabilities for incurred claims
	Excluding loss component	Loss component	Products not under PAA	PAA Estimates of PV of future cash flows	PAA Risk adjustment for non- financial risk	Assets for insurance acquisition cash flows	Total
Opening insurance contract assets	$(842)	$–	$60	$27	$–	$(217)	$(972)
Opening insurance contract liabilities	388,585	303	4,342	12,230	689	(528)	405,621
Opening insurance contract liabilities for account of segregated fund holders	130,836	–	–	–	–	–	130,836
Net opening balance, January 1, 2022	518,579	303	4,402	12,257	689	(745)	535,485
Insurance revenue
Expected incurred claims and other insurance service result	(13,019)	–	–	–	–	–	(13,019)
Change in risk adjustment for non-financial risk expired	(1,665)	–	–	–	–	–	(1,665)
CSM recognized for service provided	(2,298)	–	–	–	–	–	(2,298)
Recovery of insurance acquisition cash flows	(534)	–	–	–	–	–	(534)
Contracts under PAA	(5,602)	–	–	–	–	–	(5,602)
	(23,118)	–	–	–	–	–	(23,118)
Insurance service expense
Incurred claims and other insurance service expenses	–	233	12,775	5,982	266	–	19,256
Losses and reversal of losses on onerous contracts (future service)	–	742	–	–	–	–	742
Changes to liabilities for incurred claims (past service)	–	–	(41)	(1,554)	(353)	–	(1,948)
Amortization of insurance acquisition cash flows	1,285	–	–	–	–	–	1,285
Net impairment of assets for insurance acquisition cash flows	–	–	–	–	–	–	–
	1,285	975	12,734	4,428	(87)	–	19,335
Investment components and premium refunds	(18,222)	–	16,514	1,708	–	–	–
Insurance service result	(40,055)	975	29,248	6,136	(87)	–	(3,783)
Insurance finance (income) expense	(68,366)	9	753	(1,229)	–	–	(68,833)
Effects of movements in foreign exchange rates	15,886	41	136	12	–	(14)	16,061
Total changes in income and OCI	(92,535)	1,025	30,137	4,919	(87)	(14)	(56,555)
Cash flows
Premiums and premium tax received	47,526	–	–	–	–	–	47,526
Claims and other insurance service expenses paid, including investment components	–	–	(28,675)	(6,311)	–	–	(34,986)
Insurance acquisition cash flows	(6,266)	–	–	–	–	–	(6,266)
Total cash flows	41,260	–	(28,675)	(6,311)	–	–	6,274
Allocation from assets for insurance acquisition cash flows to groups of insurance contracts	(146)	–	–	–	–	146	–
Acquisition cash flows incurred in the period	–	–	–	–	–	(192)	(192)
Movements related to insurance contract liabilities for account of segregated fund holders	(20,620)	–	–	–	–	–	(20,620)
Net closing balance	446,538	1,328	5,864	10,865	602	(805)	464,392
Closing insurance contract assets	(659)	–	7	(12)	–	(9)	(673)
Closing insurance contract liabilities	336,981	1,328	5,857	10,877	602	(796)	354,849
Closing insurance contract liabilities for account of segregated fund holders	110,216	–	–	–	–	–	110,216
Net closing balance, December 31, 2022	$446,538	$1,328	$5,864	$10,865	$602	$(805)	$464,392

Manulife Financial Corporation – Third Quarter 2023	129

Insurance contracts

The following tables present the movement in the net assets or liabilities for insurance contracts issued, showing estimates of the present value of future cash flows, risk adjustment and CSM for the nine and twelve months ended September 30, 2023 and December 31, 2022.

			CSM
	Estimates of PV of future cash flows	Risk adjustment for non- financial risk	Fair value	Other	Assets for insurance acquisition cash flows	Total
Opening General Measurement Method (“GMM”) and Variable Fee Approach (“VFA”) insurance contract assets	$(1,827)	$512	$100	$557	$–	$(658)
Opening GMM and VFA insurance contract liabilities	297,967	25,750	17,105	2,087	(56)	342,853
Opening PAA insurance contract net liabilities	12,125	605	–	–	(749)	11,981
Opening insurance contract liabilities for account of segregated fund holders	110,216	–	–	–	–	110,216
Net opening balance, January 1, 2023	418,481	26,867	17,205	2,644	(805)	464,392
CSM recognized for services provided	–	–	(1,296)	(237)	–	(1,533)
Change in risk adjustment for non-financial risk for risk expired	–	(1,246)	–	–	–	(1,246)
Experience adjustments	199	–	–	–	–	199
Changes that relate to current services	199	(1,246)	(1,296)	(237)	–	(2,580)
Contracts initially recognized during the period	(2,394)	938	–	1,684	–	228
Changes in estimates that adjust the CSM	1,965	(123)	(1,330)	(512)	–	–
Changes in estimates that relate to losses and reversal of losses on onerous contracts	(28)	9	–	–	–	(19)
Changes that relate to future services	(457)	824	(1,330)	1,172	–	209
Adjustments to liabilities for incurred claims	(33)	(1)	–	–	–	(34)
Changes that relate to past services	(33)	(1)	–	–	–	(34)
Insurance service result	(291)	(423)	(2,626)	935	–	(2,405)
Insurance finance (income) expense	(5,640)	(454)	189	52	–	(5,853)
Effects of movements in foreign exchange rates	(3,554)	(325)	(175)	(27)	–	(4,081)
Total changes in income and OCI	(9,485)	(1,202)	(2,612)	960	–	(12,339)
Total cash flows	1,756	–	–	–	–	1,756
Allocation from assets for insurance acquisition cash flows to groups of insurance contracts	(4)	–	–	–	4	–
Acquisition cash flows incurred in the period	–	–	–	–	(5)	(5)
Change in PAA balance	(423)	(18)	–	–	23	(418)
Movements related to insurance contract liabilities for account of segregated fund holders	(1,435)	–	–	–	–	(1,435)
Net closing balance	408,890	25,647	14,593	3,604	(783)	451,951
Closing GMM and VFA insurance contract assets	(658)	233	27	209	–	(189)
Closing GMM and VFA insurance contract liabilities	289,065	24,827	14,566	3,395	(57)	331,796
Closing PAA insurance contract net liabilities	11,702	587	–	–	(726)	11,563
Closing insurance contract liabilities for account of segregated fund insurance holders	108,781	–	–	–	–	108,781
Net closing balance, September 30, 2023	$408,890	$25,647	$14,593	$3,604	$(783)	$451,951

Insurance finance (income) expense
Insurance finance (income) expense, per disclosure above						$(5,853)
Reclassification of derivative OCI to IFIE – cash flow hedges						(185)
Reclassification of derivative (income) loss changes to IFIE – fair value hedge						2,296
PAA items:
PAA IFIE per disclosure						29
PAA Reclassification of derivative OCI to IFIE – cash flow hedges						–
PAA Reclassification of derivative (income) loss changes to IFIE – fair value hedge						145
Insurance finance (income) expense, per disclosure in note 5 (f)						$(3,568)

Manulife Financial Corporation – Third Quarter 2023	130

			CSM
	Estimates of PV of future cash flows	Risk adjustment for non- financial risk	Fair value	Other	Assets for insurance acquisition cash flows	Total
Opening GMM and VFA insurance contract assets	$(1,955)	$365	$179	$453	$–	$(958)
Opening GMM and VFA insurance contract liabilities	341,125	30,780	19,842	992	(54)	392,685
Opening PAA insurance contract net liabilities	12,919	694	–	–	(691)	12,922
Opening insurance contract liabilities for account of segregated fund holders	130,836	–	–	–	–	130,836
Net opening balance, January 1, 2022	482,925	31,839	20,021	1,445	(745)	535,485
CSM recognized for services provided	–	–	(2,064)	(234)	–	(2,298)
Change in risk adjustment for non-financial risk for risk expired	–	(1,582)	–	–	–	(1,582)
Experience adjustments	6	–	–	–	–	6
Changes that relate to current services	6	(1,582)	(2,064)	(234)	–	(3,874)
Contracts initially recognized during the year	(2,880)	1,396	35	1,963	–	514
Changes in estimates that adjust the CSM	3,377	(994)	(1,737)	(646)	–	–
Changes in estimates that relate to losses and reversal of losses on onerous contracts	229	(2)	–	–	–	227
Changes that relate to future services	726	400	(1,702)	1,317	–	741
Adjustments to liabilities for incurred claims	(33)	(7)	–	–	–	(40)
Changes that relate to past services	(33)	(7)	–	–	–	(40)
Insurance service result	699	(1,189)	(3,766)	1,083	–	(3,173)
Insurance finance (income) expense	(62,812)	(5,105)	311	31	–	(67,575)
Effects of movements in foreign exchange rates	13,898	1,411	639	85	–	16,033
Total changes in income and OCI	(48,215)	(4,883)	(2,816)	1,199	–	(54,715)
Total cash flows	5,190	–	–	–	–	5,190
Allocation from assets for insurance acquisition cash flows to groups of insurance contracts	(5)	–	–	–	5	–
Acquisition cash flows incurred in the period	–	–	–	–	(7)	(7)
Change in PAA balance	(794)	(89)	–	–	(58)	(941)
Movements related to insurance contract liabilities for account of segregated fund holders	(20,620)	–	–	–	–	(20,620)
Net closing balance	418,481	26,867	17,205	2,644	(805)	464,392
Closing GMM and VFA insurance contract assets	(1,827)	512	100	557	–	(658)
Closing GMM and VFA insurance contract liabilities	297,967	25,750	17,105	2,087	(56)	342,853
Closing PAA insurance contract net liabilities	12,125	605	–	–	(749)	11,981
Closing insurance contract liabilities for account of segregated fund insurance holders	110,216	–	–	–	–	110,216
Net closing balance, December 31, 2022	$418,481	$26,867	$17,205	$2,644	$(805)	$464,392

Manulife Financial Corporation – Third Quarter 2023	131

Reinsurance contracts held

The following tables present the movement in the net assets or liabilities for reinsurance contracts held, showing assets for remaining coverage and amounts recoverable on incurred claims arising from business ceded to reinsurers for the nine and twelve months ended September 30, 2023 and December 31, 2022.

	Assets for remaining coverage		Assets for incurred claims
	Excluding loss recovery component	Loss recovery component	Products not under PAA	PAA Estimates of PV of future cash flows	PAA Risk adjustment for non-financial risk	Total
Opening reinsurance contract held assets	$37,853	$209	$7,521	$280	$8	$45,871
Opening reinsurance contract held liabilities	(2,196)	4	(137)	(62)	–	(2,391)
Net opening balance, January 1, 2023	35,657	213	7,384	218	8	43,480
Changes in income and OCI
Allocation of reinsurance premium paid	(4,771)	–	–	–	–	(4,771)
Amounts recoverable from reinsurers
Recoveries of incurred claims and other insurance service expenses	–	(34)	3,895	432	–	4,293
Recoveries and reversals of recoveries of losses on onerous underlying contracts	–	94	–	–	–	94
Adjustments to assets for incurred claims	–	–	4	(24)	5	(15)
Insurance service result	(4,771)	60	3,899	408	5	(399)
Investment components and premium refunds	(1,161)	–	1,161	–	–	–
Net expenses from reinsurance contracts	(5,932)	60	5,060	408	5	(399)
Net finance (income) expense from reinsurance contracts	(2,734)	6	15	4	4	(2,705)
Effect of changes in non-performance risk of reinsurers	17	–	–	–	–	17
Effects of movements in foreign exchange rates	52	–	(12)	–	–	40
Contracts measured under PAA	–	–	–	–	–	–
Total changes in income and OCI	(8,597)	66	5,063	412	9	(3,047)
Cash flows
Premiums paid	3,587	–	–	–	–	3,587
Amounts received	–	–	(5,162)	(405)	–	(5,567)
Total cash flows	3,587	–	(5,162)	(405)	–	(1,980)
Net closing balance	30,647	279	7,285	225	17	38,453
Closing reinsurance contract held assets	33,180	276	7,375	292	17	41,140
Closing reinsurance contract held liabilities	(2,533)	3	(90)	(67)	–	(2,687)
Net closing balance, September 30, 2023	$30,647	$279	$7,285	$225	$17	$38,453

	Assets for remaining coverage		Assets for incurred claims
	Excluding loss recovery component	Loss recovery component	Products not under PAA	PAA Estimates of PV of future cash flows	PAA Risk adjustment for non-financial risk	Total
Opening reinsurance contract held assets	$45,699	$79	$6,740	$303	$8	$52,829
Opening reinsurance contract held liabilities	(2,030)	19	(27)	(41)	–	(2,079)
Net opening balance, January 1, 2022	43,669	98	6,713	262	8	50,750
Changes in income and OCI
Allocation of reinsurance premium paid	(6,024)	–	–	–	–	(6,024)
Amounts recoverable from reinsurers
Recoveries of incurred claims and other insurance service expenses	–	(30)	4,925	417	(4)	5,308
Recoveries and reversals of recoveries of losses on onerous underlying contracts	–	132	–	–	–	132
Adjustments to assets for incurred claims	–	–	3	(33)	(9)	(39)
Insurance service result	(6,024)	102	4,928	384	(13)	(623)
Investment components and premium refunds	(1,341)	–	1,341	–	–	–
Net expenses from reinsurance contracts	(7,365)	102	6,269	384	(13)	(623)
Net finance (income) expense from reinsurance contracts	(9,586)	5	446	(14)	13	(9,136)
Effect of changes in non-performance risk of reinsurers	97	–	–	–	–	97
Effects of movements in foreign exchange rates	2,683	8	455	–	–	3,146
Contracts measured under PAA	–	–	–	–	–	–
Total changes in income and OCI	(14,171)	115	7,170	370	–	(6,516)
Cash flows
Premiums paid	6,159	–	–	–	–	6,159
Amounts received	–	–	(6,499)	(414)	–	(6,913)
Total cash flows	6,159	–	(6,499)	(414)	–	(754)
Net closing balance	35,657	213	7,384	218	8	43,480
Closing reinsurance contract held assets	37,853	209	7,521	280	8	45,871
Closing reinsurance contract held liabilities	(2,196)	4	(137)	(62)	–	(2,391)
Net closing balance, December 31, 2022	$35,657	$213	$7,384	$218	$8	$43,480

Manulife Financial Corporation – Third Quarter 2023	132

Reinsurance contracts held

The following tables present the movement in the net assets or liabilities for reinsurance contracts held, showing estimates of the present value of future cash flows, risk adjustment and CSM for the nine and twelve months ended September 30, 2023 and December 31, 2022.

			CSM
	Estimates of PV of future cash flows	Risk adjustment for non- financial risk	Fair value	Other	Total
Opening reinsurance contract held assets	$39,656	$4,049	$1,774	$99	$45,578
Opening reinsurance contract held liabilities	(3,919)	1,574	(39)	38	(2,346)
Opening PAA reinsurance contract net assets	240	8	–	–	248
Net opening balance, January 1, 2023	35,977	5,631	1,735	137	43,480
CSM recognized for services received	–	–	(181)	43	(138)
Change in risk adjustment for non-financial risk for risk expired	–	(358)	–	–	(358)
Experience adjustments	25	–	–	–	25
Changes that relate to current services	25	(358)	(181)	43	(471)
Contracts initially recognized during the period	(55)	311	–	(197)	59
Changes in recoveries of losses on onerous underlying contracts that adjust the CSM	–	–	(15)	(4)	(19)
Changes in estimates that adjust the CSM	1,374	86	(1,447)	(13)	–
Changes in estimates that relate to losses and reversal of losses on onerous contracts	75	(21)	–	–	54
Changes that relate to future services	1,394	376	(1,462)	(214)	94
Adjustments to liabilities for incurred claims	4	–	–	–	4
Changes that relate to past services	4	–	–	–	4
Insurance service result	1,423	18	(1,643)	(171)	(373)
Insurance finance (income) expense from reinsurance contracts	(2,323)	(400)	34	(25)	(2,714)
Effects of changes in non-performance risk of reinsurers	17	–	–	–	17
Effects of movements in foreign exchange rates	144	(86)	(17)	(2)	39
Total changes in income and OCI	(739)	(468)	(1,626)	(198)	(3,031)
Total cash flows	(2,017)	–	–	–	(2,017)
Change in PAA balance	12	9	–	–	21
Net closing balance	33,233	5,172	109	(61)	38,453
Closing reinsurance contract held assets	36,970	3,799	209	(152)	40,826
Closing reinsurance contract held liabilities	(3,989)	1,356	(100)	91	(2,642)
Closing PAA reinsurance contract net assets	252	17	–	–	269
Net closing balance, September 30, 2023	$33,233	$5,172	$109	$(61)	$38,453

			CSM
	Estimates of PV of future cash flows	Risk adjustment for non- financial risk	Fair value	Other	Total
Opening reinsurance contract held assets	$46,025	$4,977	$2,012	$(501)	$52,513
Opening reinsurance contract held liabilities	(5,138)	1,719	1,262	105	(2,052)
Opening PAA reinsurance contract net assets	281	8	–	–	289
Net opening balance, January 1, 2022	41,168	6,704	3,274	(396)	50,750
CSM recognized for services received	–	–	(231)	(74)	(305)
Change in risk adjustment for non-financial risk for risk expired	–	(424)	–	–	(424)
Experience adjustments	9	–	–	–	9
Changes that relate to current services	9	(424)	(231)	(74)	(720)
Contracts initially recognized during the year	(1,276)	717	(7)	717	151
Changes in recoveries of losses on onerous underlying contracts that adjust the CSM	–	–	(15)	(50)	(65)
Changes in estimates that adjust the CSM	1,337	173	(1,440)	(70)	–
Changes in estimates that relate to losses and reversal of losses on onerous contracts	106	(60)	–	–	46
Changes that relate to future services	167	830	(1,462)	597	132
Adjustments to liabilities for incurred claims	3	–	–	–	3
Changes that relate to past services	3	–	–	–	3
Insurance service result	179	406	(1,693)	523	(585)
Insurance finance (income) expense from reinsurance contracts	(7,463)	(1,715)	56	(14)	(9,136)
Effects of changes in non-performance risk of reinsurers	97	–	–	–	97
Effects of movements in foreign exchange rates	2,787	236	98	24	3,145
Total changes in income and OCI	(4,400)	(1,073)	(1,539)	533	(6,479)
Total cash flows	(750)	–	–	–	(750)
Change in PAA balance	(41)	–	–	–	(41)
Net closing balance	35,977	5,631	1,735	137	43,480
Closing reinsurance contract held assets	39,656	4,049	1,774	99	45,578
Closing reinsurance contract held liabilities	(3,919)	1,574	(39)	38	(2,346)
Closing PAA reinsurance contract net assets	240	8	–	–	248
Net closing balance, December 31, 2022	$35,977	$5,631	$1,735	$137	$43,480

Manulife Financial Corporation – Third Quarter 2023	133

(b)	Insurance revenue by transition method

The following table provides information as a supplement to the insurance revenue disclosures in note 5 (a).

For the nine months ended September 30, 2023	Asia	Canada	U.S.	Other	Total
Contracts under the fair value method	$1,842	$2,458	$7,439	$(13)	$11,726
Contracts under the full retrospective method	407	32	118	–	557
Other contracts	1,449	4,064	(131)	90	5,472
Total	$3,698	$6,554	$7,426	$77	$17,755

For the year ended December 31, 2022	Asia	Canada	U.S.	Other	Total
Contracts under the fair value method	$2,656	$3,370	$9,901	$(96)	$15,831
Contracts under the full retrospective method	666	122	76	–	864
Other contracts	1,412	4,625	268	118	6,423
Total	$4,734	$8,117	$10,245	$22	$23,118

(c)	Effect of new business recognized in the period

The following table presents components of new business for insurance contracts issued for the periods presented.

	For the nine months ended September 30, 2023		For the year ended December 31, 2022
	Non-onerous	Onerous	Non-onerous	Onerous
New business insurance contracts
Estimates of present value of cash outflows	$17,988	$7,510	$13,316	$5,572
Insurance acquisition cash flows	2,358	497	2,809	838
Claims and other insurance service expenses payable	15,630	7,013	10,507	4,734
Estimates of present value of cash inflows	(20,428)	(7,464)	(16,346)	(5,422)
Risk adjustment for non-financial risk	756	182	1,032	364
Contractual service margin	1,684	–	1,998	–
Amount included in insurance contract liabilities for the period	$–	$228	$–	$514

The following table presents components of new business for reinsurance contracts held portfolios for the periods presented:

	For the nine months ended September 30, 2023	For the year ended December 31, 2022
New business reinsurance contracts
Estimates of present value of cash outflows	$(2,732)	$(7,894)
Estimates of present value of cash inflows	2,677	6,618
Risk adjustment for non-financial risk	311	717
Contractual service margin	(197)	710
Amount included in reinsurance assets for the period	$59	$151

(d)	Expected recognition of contractual service margin

The following table presents expectations for the timing of recognition of CSM in income in future years.

As at December 31, 2022	Less than 1 year	1 to 5 years	5 to 10 years	10 to 20 years	More than 20 years	Total
Canada
Insurance contracts issued	$333	$1,088	$936	$1,015	$620	$3,992
Reinsurance contracts held	(36)	(100)	(69)	(62)	(48)	(315)
	297	988	867	953	572	3,677
U.S.
Insurance contracts issued	541	1,770	1,468	1,375	547	5,701
Reinsurance contracts held	(189)	(586)	(433)	(296)	(62)	(1,566)
	352	1,184	1,035	1,079	485	4,135
Asia
Insurance contracts issued	922	2,933	2,442	2,435	1,516	10,248
Reinsurance contracts held	(17)	(79)	(55)	5	11	(135)
	905	2,854	2,387	2,440	1,527	10,113
Corporate
Insurance contracts issued	(8)	(27)	(23)	(24)	(10)	(92)
Reinsurance contracts held	12	40	35	38	19	144
	4	13	12	14	9	52
Total	$1,558	$5,039	$4,301	$4,486	$2,593	$17,977

Manulife Financial Corporation – Third Quarter 2023	134

(e)	Amortization of contractual service margin

The CSM represents the unearned profit for a group of insurance contracts which the Company will recognize in insurance revenue as it provides insurance services in the period. The amortization of the CSM as insurance revenue is determined by (1) identifying the coverage units in the group, (2) allocating the CSM at the end of the period (before amortizing any amounts in insurance revenue in the current period) equally to each coverage unit provided in the period and expected to be provided in future periods, and (3) recognizing in insurance revenue the amount allocated to coverage units provided in the current period.

The number of coverage units is the quantity of services provided by the contracts in the group, determined by considering for each contract the quantity of benefits provided and its expected coverage period. The coverage units are reviewed and updated at each reporting date.

(f)	Investment income and insurance finance income and expense

For the three months ended September 30, 2023	Insurance contracts	Non- insurance(1)	Total
Investment return
Investment related income	$3,401	$659	$4,060
Net gains (losses) on financial assets at FVTPL	(2,381)	39	(2,342)
Unrealized gains (losses) on FVOCI assets	(10,109)	(2,522)	(12,631)
Impairment loss on financial assets	(113)	(6)	(119)
Investment expenses	(115)	(218)	(333)
Interest on required surplus	130	(130)	–
Total investment return	(9,187)	(2,178)	(11,365)
Portion recognized in income (expense)	937	328	1,265
Portion recognized in OCI	(10,124)	(2,506)	(12,630)
Insurance finance income (expense) from insurance contracts issued and effect of movement in exchange rates
Interest accreted to insurance contracts using locked-in rate	(1,944)	8	(1,936)
Due to changes in interest rates and other financial assumptions	18,619	93	18,712
Changes in fair value of underlying items of direct participation contracts	2,336	–	2,336
Effects of risk mitigation option	839	–	839
Net foreign exchange income (expense)	(2)	–	(2)
Hedge accounting offset from insurance contracts issued	(5)	–	(5)
Reclassification of derivative OCI to IFIE – cash flow hedges	93	–	93
Reclassification of derivative income (loss) changes to IFIE – fair value hedge	(3,376)	–	(3,376)
Other	27	–	27
Total insurance finance income (expense) from insurance contracts issued	16,587	101	16,688
Effect of movements in foreign exchange rates	(451)	–	(451)
Total insurance finance income (expense) from insurance contracts issued and effect of movement in foreign exchange rates	16,136	101	16,237
Portion recognized in income (expense), including effects of exchange rates	(787)	7	(780)
Portion recognized in OCI, including effects of exchange rates	16,923	94	17,017
Reinsurance finance income (expense) from reinsurance contracts held and effect of movement in foreign exchange rates
Interest accreted to insurance contracts using locked-in rate	257	(3)	254
Due to changes in interest rates and other financial assumptions	(3,196)	10	(3,186)
Changes in risk of non-performance of reinsurer	28	–	28
Other	39	–	39
Total reinsurance finance income (expense) from reinsurance contracts held	(2,872)	7	(2,865)
Effect of movements in foreign exchange rates	58	–	58
Total reinsurance finance income (expense) from reinsurance contracts held and effect of movement in foreign exchange rates	(2,814)	7	(2,807)
Portion recognized in income (expense), including effects of foreign exchange rates	(91)	(4)	(95)
Portion recognized in OCI, including effects of exchange rates	(2,723)	11	(2,712)
Increase (decrease) in investment contract liabilities	(3)	(69)	(72)
Total net investment income (loss), insurance finance income (expense) and reinsurance finance income (expense)	4,132	(2,139)	1,993
Amounts recognized in income (expense)	56	262	318
Amounts recognized in OCI	4,076	(2,401)	1,675

(1)	Non-insurance includes consolidations and eliminations of transactions between operating segments.

Manulife Financial Corporation – Third Quarter 2023	135

For the three months ended September 30, 2022	Insurance contracts	Non- insurance(1)	Total
Investment return
Investment related income	$3,464	$573	$4,037
Net gains (losses) on financial assets at FVTPL	(1,184)	(40)	(1,224)
Unrealized gains (losses) on FVOCI assets	(10,729)	(2,268)	(12,997)
Impairment loss on financial assets	3	18	21
Investment expenses	(90)	(191)	(281)
Interest on required surplus	129	(129)	–
Total investment return	(8,407)	(2,037)	(10,444)
Portion recognized in income (expense)	2,385	54	2,439
Portion recognized in OCI	(10,792)	(2,091)	(12,883)
Insurance finance income (expense) from insurance contracts issued and effect of movement in exchange rates
Interest accreted to insurance contracts using locked-in rate	(1,635)	4	(1,631)
Due to changes in interest rates and other financial assumptions	14,325	(42)	14,283
Changes in fair value of underlying items of direct participation contracts	2,199	–	2,199
Effects of risk mitigation option	430	–	430
Net foreign exchange income (expense)	(37)	–	(37)
Hedge accounting offset from insurance contracts issued	–	–	–
Reclassification of derivative OCI to IFIE – cash flow hedges	–	–	–
Reclassification of derivative income (loss) changes to IFIE – fair value hedge	–	–	–
Other	23	–	23
Total insurance finance income (expense) from insurance contracts issued	15,305	(38)	15,267
Effect of movements in foreign exchange rates	(981)	(8)	(989)
Total insurance finance income (expense) from insurance contracts issued and effect of movement in foreign exchange rates	14,324	(46)	14,278
Portion recognized in income (expense), including effects of exchange rates	(2,928)	(33)	(2,961)
Portion recognized in OCI, including effects of exchange rates	17,252	(13)	17,239
Reinsurance finance income (expense) from reinsurance contracts held and effect of movement in foreign exchange rates
Interest accreted to insurance contracts using locked-in rate	252	(2)	250
Due to changes in interest rates and other financial assumptions	(2,892)	16	(2,876)
Changes in risk of non-performance of reinsurer	15	–	15
Other	80	–	80
Total reinsurance finance income (expense) from reinsurance contracts held	(2,545)	14	(2,531)
Effect of movements in foreign exchange rates	215	–	215
Total reinsurance finance income (expense) from reinsurance contracts held and effect of movement in foreign exchange rates	(2,330)	14	(2,316)
Portion recognized in income (expense), including effects of foreign exchange rates	675	(1)	674
Portion recognized in OCI, including effects of exchange rates	(3,005)	15	(2,990)
Increase (decrease) in investment contract liabilities	(7)	(102)	(109)
Total net investment income (loss), insurance finance income (expense) and reinsurance finance income (expense)	3,580	(2,171)	1,409
Amounts recognized in income (expense)	125	(82)	43
Amounts recognized in OCI	3,455	(2,089)	1,366

(1)	Non-insurance includes consolidations and eliminations of transactions between operating segments.

Manulife Financial Corporation – Third Quarter 2023	136

For the nine months ended September 30, 2023	Insurance contracts	Non- insurance(1)	Total
Investment return
Investment related income	$9,399	$2,296	$11,695
Net gains (losses) on financial assets at FVTPL	(799)	268	(531)
Unrealized gains (losses) on FVOCI assets	(4,006)	(1,489)	(5,495)
Impairment loss on financial assets	(275)	(14)	(289)
Investment expenses	(314)	(596)	(910)
Interest on required surplus	391	(391)	–
Total investment return	4,396	74	4,470
Portion recognized in income (expense)	9,725	1,512	11,237
Portion recognized in OCI	(5,329)	(1,438)	(6,767)
Insurance finance income (expense) from insurance contracts issued and effect of movement in exchange rates
Interest accreted to insurance contracts using locked-in rate	(5,575)	20	(5,555)
Due to changes in interest rates and other financial assumptions	10,882	41	10,923
Changes in fair value of underlying items of direct participation contracts	(1,386)	–	(1,386)
Effects of risk mitigation option	1,702	–	1,702
Net foreign exchange income (expense)	(48)	–	(48)
Hedge accounting offset from insurance contracts issued	(39)	–	(39)
Reclassification of derivative OCI to IFIE – cash flow hedges	185	–	185
Reclassification of derivative income (loss) changes to IFIE – fair value hedge	(2,441)	–	(2,441)
Other	227	–	227
Total insurance finance income (expense) from insurance contracts issued	3,507	61	3,568
Effect of movements in foreign exchange rates	(2,033)	–	(2,033)
Total insurance finance income (expense) from insurance contracts issued and effect of movement in foreign exchange rates	1,474	61	1,535
Portion recognized in income (expense), including effects of exchange rates	(8,327)	35	(8,292)
Portion recognized in OCI, including effects of exchange rates	9,801	26	9,827
Reinsurance finance income (expense) from reinsurance contracts held and effect of movement in foreign exchange rates
Interest accreted to insurance contracts using locked-in rate	(31)	(9)	(40)
Due to changes in interest rates and other financial assumptions	(2,626)	(3)	(2,629)
Changes in risk of non-performance of reinsurer	17	–	17
Other	(36)	–	(36)
Total reinsurance finance income (expense) from reinsurance contracts held	(2,676)	(12)	(2,688)
Effect of movements in foreign exchange rates	122	–	122
Total reinsurance finance income (expense) from reinsurance contracts held and effect of movement in foreign exchange rates	(2,554)	(12)	(2,566)
Portion recognized in income (expense), including effects of foreign exchange rates	(736)	(12)	(748)
Portion recognized in OCI, including effects of exchange rates	(1,818)	–	(1,818)
Increase (decrease) in investment contract liabilities	(18)	(294)	(312)
Total net investment income (loss), insurance finance income (expense) and reinsurance finance income (expense)	3,298	(171)	3,127
Amounts recognized in income (expense)	644	1,241	1,885
Amounts recognized in OCI	2,654	(1,412)	1,242

(1)	Non-insurance includes consolidations and eliminations of transactions between operating segments.

Manulife Financial Corporation – Third Quarter 2023	137

For the nine months ended September 30, 2022	Insurance contracts	Non- insurance(1)	Total
Investment return
Investment related income	$10,283	$1,329	$11,612
Net gains (losses) on financial assets at FVTPL	(13,259)	(471)	(13,730)
Unrealized gains (losses) on FVOCI assets	(47,464)	(7,967)	(55,431)
Impairment loss on financial assets	3	(2)	1
Investment expenses	(268)	(575)	(843)
Interest on required surplus	383	(383)	–
Total investment return	(50,322)	(8,069)	(58,391)
Portion recognized in income (expense)	(680)	(423)	(1,103)
Portion recognized in OCI	(49,642)	(7,646)	(57,288)
Insurance finance income (expense) from insurance contracts issued and effect of movement in exchange rates
Interest accreted to insurance contracts using locked-in rate	(4,360)	9	(4,351)
Due to changes in interest rates and other financial assumptions	66,392	(325)	66,067
Changes in fair value of underlying items of direct participation contracts	11,016	–	11,016
Effects of risk mitigation option	2,023	–	2,023
Net foreign exchange income (expense)	(157)	–	(157)
Hedge accounting offset from insurance contracts issued	–	–	–
Reclassification of derivative OCI to IFIE – cash flow hedges	–	–	–
Reclassification of derivative income (loss) changes to IFIE – fair value hedge	–	–	–
Other	312	(2)	310
Total insurance finance income (expense) from insurance contracts issued	75,226	(318)	74,908
Effect of movements in foreign exchange rates	(3,638)	(9)	(3,647)
Total insurance finance income (expense) from insurance contracts issued and effect of movement in foreign exchange rates	71,588	(327)	71,261
Portion recognized in income (expense), including effects of exchange rates	(5,626)	(31)	(5,657)
Portion recognized in OCI, including effects of exchange rates	77,214	(296)	76,918
Reinsurance finance income (expense) from reinsurance contracts held and effect of movement in foreign exchange rates
Interest accreted to insurance contracts using locked-in rate	587	(5)	582
Due to changes in interest rates and other financial assumptions	(10,459)	83	(10,376)
Changes in risk of non-performance of reinsurer	100	–	100
Other	241	–	241
Total reinsurance finance income (expense) from reinsurance contracts held	(9,531)	78	(9,453)
Effect of movements in foreign exchange rates	476	–	476
Total reinsurance finance income (expense) from reinsurance contracts held and effect of movement in foreign exchange rates	(9,055)	78	(8,977)
Portion recognized in income (expense), including effects of foreign exchange rates	968	(6)	962
Portion recognized in OCI, including effects of exchange rates	(10,023)	84	(9,939)
Increase (decrease) in investment contract liabilities	(70)	(225)	(295)
Total net investment income (loss), insurance finance income (expense) and reinsurance finance income (expense)	12,141	(8,543)	3,598
Amounts recognized in income (expense)	(5,408)	(685)	(6,093)
Amounts recognized in OCI	17,549	(7,858)	9,691

(1)	Non-insurance includes consolidations and eliminations of transactions between operating segments.

Manulife Financial Corporation – Third Quarter 2023	138

(g)	Significant judgements and estimates

(I)	Fulfilment cash flows

Fulfilment cash flows have three major components:

•	Estimate of future cash flows

•	An adjustment to reflect the time value of money and the financial risk related to future cash flows if not included in the estimate of future cash flows

•	A risk adjustment for non-financial risk

The determination of insurance fulfilment cash flows involves the use of estimates and assumptions. A comprehensive review of valuation assumptions and methods is performed annually. The review reduces the Company’s exposure to uncertainty by ensuring assumptions for liability risks remain appropriate. This is accomplished by monitoring experience and updating assumptions which represent a best estimate of expected future experience, and margins that are appropriate for the risks assumed. While the assumptions selected represent the Company’s current best estimates and assessment of risk, the ongoing monitoring of experience and the changes in economic environment are likely to result in future changes to the actuarial assumptions, which could materially impact the insurance contract liabilities.

Method used to measure insurance & reinsurance contract fulfilment cash flows

The Company primarily uses deterministic projections using best estimate assumptions to determine the present value of future cash flows. For product features such as universal life minimum crediting rates guarantees, participating life zero dividend floor implicit guarantees and variable annuities guarantees, the Company developed a stochastic approach to capture the asymmetry of the risk.

Determination of assumptions used

For the deterministic projections, assumptions are made with respect to mortality, morbidity, rates of policy termination, operating expenses and certain taxes. Actual experience is monitored to ensure that assumptions remain appropriate and assumptions are changed as warranted. Assumptions are discussed in more detail in the following table.

Nature of factors and assumption methodology		Risk management

Mortality	Mortality relates to the occurrence of death. Mortality is a key assumption for life insurance and certain forms of annuities. Mortality assumptions are based on the Company’s internal experience as well as past and emerging industry experience. Assumptions are differentiated by sex, underwriting class, policy type and geographic market. Assumptions are made for future mortality improvements.	The Company maintains underwriting standards to determine the insurability of applicants. Claim trends are monitored on an ongoing basis. Exposure to large claims is managed by establishing policy retention limits, which vary by market and geographic location. Policies in excess of the limits are reinsured with other companies. Mortality is monitored monthly.

Morbidity	Morbidity relates to the occurrence of accidents and sickness for insured risks. Morbidity is a key assumption for long-term care insurance, disability insurance, critical illness and other forms of individual and group health benefits. Morbidity assumptions are based on the Company’s internal experience as well as past and emerging industry experience and are established for each type of morbidity risk and geographic market. Assumptions are made for future morbidity improvements.	The Company maintains underwriting standards to determine the insurability of applicants. Claim trends are monitored on an ongoing basis. Exposure to large claims is managed by establishing policy retention limits, which vary by market and geographic location. Policies in excess of the limits are reinsured with other companies. Morbidity is also monitored monthly.

Manulife Financial Corporation – Third Quarter 2023	139

Policy termination	Policies are terminated through lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on the Company’s recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market.	The Company seeks to design products that minimize financial exposure to lapse, surrender and premium persistency risk. The Company monitors lapse, surrender and persistency experience.

Directly attributable expenses

Directly attributable operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated directly attributable overhead expenses. The directly attributable expenses are derived from internal cost studies projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses grow.

Directly attributable acquisitions expenses are derived from internal cost studies.

The Company prices its products to cover the expected costs of servicing and maintaining them. In addition, the Company monitors expenses monthly, including comparisons of actual expenses to expense levels allowed for in pricing and valuation.

Tax	Taxes reflect assumptions for future premium taxes and other non-income related taxes.	The Company prices its products to cover the expected cost of taxes.

Policyholder dividends, experience rating refunds, and other adjustable policy elements	The best estimate projections for policyholder dividends and experience rating refunds, and other adjustable elements of policy benefits are determined to be consistent with management’s expectation of how these elements will be managed should experience emerge consistently with the best estimate assumptions.	The Company monitors policy experience and adjusts policy benefits and other adjustable elements to reflect this experience. Policyholder dividends are reviewed annually for all businesses under a framework of Board-approved policyholder dividend policies.

The Company reviews actuarial methods and assumptions on an annual basis. If changes are made to non-economic assumptions, the impact based on locked-in economic assumptions would adjust the contractual service margin for general model and VFA contracts if there is any remaining contractual service margin for the group of policies where the change was made. This amount would then be recognized in income over the period of service provided. Changes could also impact net income and other comprehensive income to the extent that the contractual service margin has been depleted, or discount rates are different than the locked-in rates used to quantify changes to the contractual service margin.

(II)	Determination of discretionary changes

The terms of some contracts measured under the GMM give the Company discretion over the cash flows to be paid to the policyholders, either in their timing or in their amount. Changes in discretionary cash flows are regarded as relating to future service and accordingly adjust the CSM. The Company determines how to identify a change in discretionary cash flows by specifying the basis on which it expects to determine its commitment under the contract; for example, based on a fixed interest rate, or on returns that vary based on specified asset returns. This determination is specified at the inception of the contract.

Manulife Financial Corporation – Third Quarter 2023	140

(III)	Discount rates

Insurance contract cash flows for non-participating business are discounted using risk free yield curves adjusted by an illiquidity premium to reflect the liquidity characteristics of the liabilities. Cash flows that vary based on returns of underlying items are adjusted to reflect their variability under these adjusted yield curves. Each yield curve is interpolated between the spot rate at the last observable market data point and an ultimate spot rate which reflects the long-term real interest rate plus inflation expectations.

For participating business, insurance contract cash flows that vary based on the return of underlying items are discounted at rates reflecting that variability.

For insurance contracts with cash flows that vary with the return of underlying items and where the present value is measured by stochastic modelling, cash flows are both projected and discounted at scenario specific rates, calibrated on average to be the risk free yield curves adjusted for liquidity.

The spot rates used for discounting liability cash flows are presented in the following table and include illiquidity premiums determined with reference to net asset spreads indicative of the liquidity characteristics of the liabilities by geography.

					September 30, 2023
	Currency	Liquidity category	Observable years	Ultimate year	1 year	5 years	10 years	20 years	30 years	Ultimate
Canada	CAD	Illiquid	30	70	5.90%	5.60%	5.94%	5.72%	5.54%	4.40%
		More liquid	30	70	5.85%	5.45%	5.65%	5.54%	5.37%	4.40%
U.S.	USD	Illiquid	30	70	6.12%	5.53%	6.35%	6.57%	5.95%	5.00%
		More liquid	30	70	6.06%	5.54%	6.21%	6.47%	5.83%	4.88%
Japan	JPY	Mixed	30	70	0.49%	0.89%	1.22%	1.83%	2.25%	1.60%
Hong Kong	HKD	Illiquid	15	55	4.93%	5.01%	6.09%	5.29%	4.51%	3.80%

					December 31, 2022
	Currency	Liquidity category	Observable years	Ultimate year	1 year	5 years	10 years	20 years	30 years	Ultimate
Canada	CAD	Illiquid	30	70	5.29%	4.81%	5.35%	5.35%	5.03%	4.40%
		More liquid	30	70	5.21%	4.63%	4.97%	5.02%	4.91%	4.40%
U.S.	USD	Illiquid	30	70	5.28%	4.87%	5.74%	5.86%	5.34%	5.00%
		More liquid	30	70	5.23%	4.88%	5.61%	5.76%	5.23%	4.88%
Japan	JPY	Mixed	30	70	0.72%	0.98%	0.91%	1.70%	2.22%	1.60%
Hong Kong	HKD	Illiquid	15	55	4.69%	4.95%	5.60%	4.99%	4.36%	3.80%

Amounts presented in income for policies where changes in assumptions that relate to financial risk do not have a substantial impact on amounts paid to policyholders reflect discount rates locked in beginning with the adoption of IFRS 17 or locked in at issue for later insurance contracts. These policies include term insurance, guaranteed whole life insurance, and health products including critical illness and long-term care. For policies where changes in assumptions to financial risk have a substantial impact on amounts paid to policyholders, discount rates are updated as future cash flows change due to changes in financial risk, so that the amount presented in income from future changes in financial variables is $nil. These policies include adjustable universal life contracts. Impacts from differences between current period rates and discount rates used to determine income are presented in other comprehensive income.

(IV)	Risk adjustment and confidence level used to determine risk adjustment

Risk adjustment for non-financial risk represents the compensation an entity requires for bearing the uncertainty about the amount and timing of the cash flows that arises from non-financial risk as the entity fulfils insurance contracts. The risk adjustment process considers insurance, lapse and expense risks, includes both favourable and unfavourable outcomes, and reflects diversification benefits from insurance contracts issued.

The Company has estimated the risk adjustment using a margin approach. This approach applies a margin for adverse deviation, typically in terms of a percentage of best estimate assumptions, where future cash flows are uncertain. The resulting cash flows are discounted at rates consistent with the best estimate cash flows to arrive at the total risk adjustment. The ranges for these margins are set by the Company and reviewed periodically.

The risk adjustment for non-financial risk for insurance contracts correspond to a 90% – 95% confidence level for all segments.

Manulife Financial Corporation – Third Quarter 2023	141

(V)	Investment component, investment-return service and investment-related service

The Company identifies the investment component, investment-return service (contract without direct participation features) and investment-related service (contract with direct participation features) of a contract as part of the product governance process.

Investment components are amounts that are to be paid to the policyholder under all circumstances. Investment components are excluded from insurance revenue and insurance service expenses.

Investment-return services and investment-related services are investment services rendered as part of an insurance contract and are part of the insurance contract services provided to the policyholder.

(VI)	Relative weighting of the benefit provided by insurance coverage, investment-return service and investment-related service

The contractual service margin is released into income, when insurance contract services are provided, by using coverage units. Coverage units represent the quantity of service (insurance coverage, investment-return and investment-related services) provided and are determined by considering the benefit provided under the contract and its expected coverage duration. When the relative size of the investment-related service coverage or the investment-return service coverage unit is disproportionate compared to the insurance service coverage unit, or vice-versa, the Company must determine a relative weighting of the services to reflect the delivery of each of those services. The Company identifies the coverage units as part of the product governance process and did not identify contracts where such weighting was required.

(h)	Composition of underlying items

The following table sets out the composition and fair value of the underlying items supporting the Company’s liabilities for direct participation contracts.

	December 31, 2022
As at	Participating	Variable annuity	Unit linked
Underlying assets
Debt securities	$39,894	$–	$–
Public equities	12,119	–	–
Mortgages	3,813	–	–
Private placements	5,666	–	–
Real estate	3,190	–	–
Other	26,009	69,033	13,476
Total	$90,691	$69,033	$13,476

(i)	Insurance and reinsurance contracts contractual obligations – maturity analysis and amounts payable on demand

The table below represents the maturities of the insurance and reinsurance contract liabilities.

As at December 31, 2022

Payments due by period	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total
Insurance contract liabilities(1)	$3,091	$4,976	$7,224	$9,212	$11,223	$996,460	$1,032,186
Reinsurance contract liabilities(1)	235	237	250	243	337	5,320	6,622

(1)

Insurance contract liabilities cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums on in-force contracts and exclude amount from insurance contract liabilities for account of segregated fund holders. These estimated cash flows are based on the best estimate assumptions used in the determination of insurance contract liabilities. These amounts are undiscounted. Reinsurance contract liabilities cash flows include estimates related to the timing and payment of future reinsurance premiums offset by recoveries on in-force reinsurance agreements. Due to the use of assumptions, actual cash flows may differ from these estimates. Cash flows include embedded derivatives measured separately at fair value.

Manulife Financial Corporation – Third Quarter 2023	142

The amounts from insurance contract liabilities that are payable on demand are set out below.

	December 31, 2022
As at	Amounts payable on demand	Carrying amount
Asia	$85,144	$108,196
Canada	25,745	52,300
U.S.	56,027	72,915
Total	$166,916	$233,411

The amounts payable on demand represent the policyholders’ cash and/or account values less applicable surrender fees as at the time of the reporting date. Segregated fund insurance net liabilities are excluded from the amounts payable on demand and the carrying amount.

(j)	Actuarial methods and assumptions

A comprehensive review of actuarial methods and assumptions is performed annually. The review is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions for liability risks remain appropriate. This is accomplished by monitoring experience and updating assumptions that represent a best estimate of expected future experience, and margins that are appropriate for the risks assumed. While the assumptions selected represent the Company’s best estimates and assessment of risk, the ongoing monitoring of experience and changes in the economic environment are likely to result in future changes to the actuarial assumptions, which could materially impact the insurance contract liabilities.

2023 Review of Actuarial Methods and Assumptions

The completion of the 2023 annual review of actuarial methods and assumptions resulted in a decrease in pre-tax fulfilment cash flows of $347. These changes resulted in an increase in pre-tax net income attributed to shareholders of $27 (a decrease of $14 post-tax), an increase in pre-tax net income attributed to participating policyholders of $58 ($74 post-tax), an increase in CSM of $116, and an increase in pre-tax other comprehensive income of $146 ($110 post-tax).

Since the beginning of 2020, some lines of business have seen impacts to mortality and policyholder behaviour driven by the COVID-19 pandemic. Given the long-term nature of the Company’s assumptions, the Company’s 2023 experience studies have excluded experience that was materially impacted by COVID-19 as this is not seen to be indicative of the levels of actual future claims or lapses.

Impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows(1)

For the three and nine months ended September 30, 2023	Total
Canada variable annuity product review	$(133)
Mortality and morbidity updates	265
Lapse and policyholder behaviour updates	98
Methodology and other updates	(577)
Impact of changes in actuarial methods and assumptions, pre-tax	$(347)

(1)	Excludes the portion related to non-controlling interests of $103.

Impact of changes in actuarial methods and assumptions on pre-tax net income attributed to shareholders, pre-tax net income attributed to participating policyholders, OCI and CSM(1)

For the three and nine months ended September 30, 2023	Total
Portion recognized in net income (loss) attributed to:
Participating policyholders	$58
Shareholders and other equity holders	27
85
Portion recognized in OCI attributed to:
Participating policyholders	–
Shareholders and other equity holders	146
146
Portion recognized in CSM	116
Impact of changes in actuarial methods and assumptions, pre-tax	$347

(1)	Excludes the portion related to non-controlling interests, of which $72 is related to CSM.

Manulife Financial Corporation – Third Quarter 2023	143

Canada variable annuity product review

The review of the Company’s variable annuity products in Canada resulted in a decrease in pre-tax fulfilment cash flows of $133.

The decrease was driven by a reduction in investment management fees, partially offset by updates to product assumptions, including surrenders, incidence and utilization, to reflect emerging experience.

Mortality and morbidity updates

Mortality and morbidity updates resulted in an increase in pre-tax fulfilment cash flows of $265.

The increase was driven by a strengthening of incidence rates for certain products in Vietnam to align with emerging experience and updates to mortality assumptions in the Company’s U.S. life insurance business to reflect industry trends, as well as emerging experience. This was partially offset by updates to morbidity assumptions for certain products in Japan to reflect actual experience.

Lapse and policyholder behaviour updates

Updates to lapses and policyholder behaviour assumptions resulted in an increase in pre-tax fulfilment cash flows of $98.

The increase was primarily driven by a detailed review of lapse assumptions for the Company’s universal life level cost of insurance products in Canada, which resulted in a reduction to the lapse rates to align with emerging trends.

Methodology and other updates

Methodology and other updates resulted in a decrease in pre-tax fulfilment cash flows of $577.

The decrease was driven by the impact of cost-of-guarantees for participating policyholders across all segments from annual updates related to parameters, dividend recalibration, and market movements during the year, as well as modelling refinements for certain products in Asia. This was partially offset by a modelling methodology update to project future premiums on the Company’s U.S. life insurance business.

2022 Review of Actuarial Methods and Assumptions

The completion of the 2022 annual review of actuarial methods and assumptions resulted in an increase in pre-tax fulfilment cash flows of $192. These changes resulted in an increase in pre-tax net income attributed to shareholders of $23 ($26 post-tax), a decrease in pre-tax net income attributed to participating policyholders of $26 ($18 post-tax), a decrease in CSM of $279, and an increase in pre-tax other comprehensive income of $90 ($73 post-tax).

Since the beginning of 2020, some lines of business have seen impacts to mortality and policyholder behaviour driven by the COVID-19 pandemic. Given the long-term nature of the Company’s assumptions, the Company’s 2022 experience studies have excluded experience that was materially impacted by COVID-19 as this is not seen to be indicative of the levels of actual future claims or lapses.

Impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows(1)

For the three and nine months ended September 30, 2022	Total
Long-term care triennial review	$118
Mortality and morbidity updates	83
Lapse and policyholder behaviour updates	234
Methodology and other updates	(243)
Impact of changes in actuarial methods and assumptions, pre-tax	$192

(1)	Excludes the portion related to non-controlling interests of $8.

Manulife Financial Corporation – Third Quarter 2023	144

Impact of changes in actuarial methods and assumptions on pre-tax net income attributed to shareholders, pre-tax net income attributed to participating policyholders, OCI and CSM(1)

For the three and nine months ended September 30, 2022	Total
Portion recognized in net income (loss) attributed to:
Participating policyholders	$(26)
Shareholders and other equity holders	23
(3)
Portion recognized in OCI attributed to:
Participating policyholders	–
Shareholders and other equity holders	90
90
Portion recognized in CSM	(279)
Impact of changes in actuarial methods and assumptions, pre-tax	$(192)

(1)	Excludes the portion related to non-controlling interests, of which $nil is related to CSM.

Long-term care triennial review

U.S. Insurance completed a comprehensive long-term care (“LTC”) experience study. The review included all aspects of claim assumptions, as well as the progress on future premium rate increases. The impact of the LTC review was an increase in pre-tax fulfilment cash flows of $118.

The experience study showed that claim costs established in the Company’s last triennial review remain appropriate in aggregate for the Company’s older blocks of business1 supported by robust claims data on this mature block. Pre-tax fulfilment cash flows were increased for claim costs on the Company’s newer block of business2. This was driven by lower active life mortality3 supported by Company experience and a recent industry study, as well as higher utilization of benefits, which included the impact of reflecting higher inflation in the cost-of-care up to 2022. The Company also reviewed and updated incidence and claim termination assumptions which, on a net basis, provided a partial offset to the increase in pre-tax fulfilment cash flows on active life mortality and utilization. In addition, some policyholders are electing to reduce their benefits in lieu of paying increased premiums which resulted in a reduction in pre-tax fulfilment cash flows.

Experience continues to support the assumptions of both future morbidity and mortality improvement, resulting in no changes to these assumptions.

As of September 30, 2022, the Company had received actual premium increase approvals of $2.5 billion pre-tax (US$1.9 billion pre-tax) on a present value basis since the last triennial review in 2019. This aligns with the full amount assumed in the Company’s pre-tax fulfilment cash flows at that time and demonstrates the Company’s continued strong track record of securing premium rate increases4. In 2022, the review of future premium increases assumed in fulfilment cash flows resulted in a net $2.5 billion (US$1.9 billion) decrease in pre-tax fulfilment cash flows. This reflects expected future premium increases that are due to the Company’s 2022 review of morbidity, mortality, and lapse assumptions, as well as outstanding amounts from prior state filings. Premium increases averaging approximately 30% will be sought on about one-half of the business, excluding the carryover of 2019 amounts requested. The Company’s assumptions reflect the estimated timing and amount of state approved premium increases.

Mortality and morbidity updates

Mortality and morbidity updates resulted in an increase in pre-tax fulfilment cash flows of $83, driven by updates to morbidity assumptions in Vietnam to align with experience, partially offset by a detailed review of the mortality assumptions for the Company’s Canada insurance business.

[1]	First generation policies issued prior to 2002.
[2]	Second generation policies with an average issue date of 2007 and Group policies with an average issue date of 2003.
[3]	The mortality rate of LTC policyholders who are currently not on claim.
[4]

Actual experience obtaining premium increases could be materially different than what the Company has assumed, resulting in further increases or decreases in insurance contract liabilities, which could be material.

Manulife Financial Corporation – Third Quarter 2023	145

Lapse and policyholder behaviour updates

Updates to lapses and policyholder behaviour assumptions resulted in an increase in pre-tax fulfilment cash flows of $234.

The Company completed a detailed review of lapse assumptions for Singapore, and increased lapse rates to align with experience on the Company’s index-linked products, which reduced projected future fee income to be received on these products.

The Company also increased lapse rates on Canada’s term insurance products for policies approaching their renewal date, reflecting emerging experience in the Company’s study.

Methodology and other updates

Other updates resulted in a decrease in pre-tax fulfilment cash flows of $243, which included updates to discount rates and policyholder dividends on participating products, as well as various other modelling and projection updates.

(k)	Reinsurance transaction

On November 15, 2021 and October 3, 2022, the Company, through its subsidiary John Hancock Life Insurance Company (U.S.A.) (“JHUSA”), entered into reinsurance agreements with Venerable Holdings, Inc. to reinsure a block of legacy U.S. variable annuity (“VA”) policies. Under the terms of the transaction, the Company will retain responsibility for the maintenance of the policies with no intended impact to VA policyholders. The transaction was structured as coinsurance for the general fund liabilities and modified coinsurance for the segregated fund liabilities.

The transaction closed on February 1, 2022 and October 3, 2022, respectively, resulting in a cumulative pre-tax decrease to the contractual service margin of $905, recognized in 2022.

Note 6 Investment Contract Liabilities

Investment contract liabilities are contractual financial obligations of the Company that do not contain significant insurance risk. Those contracts are subsequently measured either at FVTPL or at amortized cost.

As at September 30, 2023, the fair value of investment contract liabilities measured at fair value was $731 (December 31, 2022 – $798). The carrying value and fair value of investment contract liabilities measured at amortized cost were $10,914 and $10,550, respectively (December 31, 2022 – $9,281 and $9,034, respectively). The carrying value and fair value of investment contract liabilities net of reinsurance assets were $10,883 and $10,520, respectively (December 31, 2022 – $9,243 and $8,996, respectively).

Note 7 Risk Management

The Company’s policies and procedures for managing risk related to financial instruments and insurance contracts can be found in note 9 of the Company’s 2022 Annual Consolidated Financial Statements as well as the denoted text and tables in the “Risk Management and Risk Factors” section of the Company’s MD&A in the Company’s 2022 Annual Report.

(a)	Risk disclosures included in the Third Quarter 2023 MD&A

Market risk sensitivities related to variable annuity and segregated fund guarantees, publicly traded equity performance risk, interest rate and spread risk and alternative long-duration asset performance risk are disclosed in denoted text and tables in the “Risk Management and Risk Factors” section of the Third Quarter 2023 MD&A. These disclosures are in accordance with IFRS 7 “Financial Instruments: Disclosures” and IAS 34 “Interim Financial Reporting” and are an integral part of these Interim Consolidated Financial Statements. The risks to which the Company is exposed at the end of the reporting period are representative of risks it is typically exposed to throughout the reporting period.

Manulife Financial Corporation – Third Quarter 2023	146

(b)	Credit risk

Credit risk is the risk of loss due to inability or unwillingness of a borrower, or counterparty, to fulfill its payment obligations. Worsening regional and global economic conditions, segment or industry sector challenges, or company specific factors could result in defaults or downgrades and could lead to increased provisions or impairments related to the Company’s general fund invested assets.

The Company’s exposure to credit risk is managed through risk management policies and procedures which include a defined credit evaluation and adjudication process, delegated credit approval authorities and established exposure limits by borrower, corporate connection, credit rating, industry and geographic region. The Company measures derivative counterparty exposure as net potential credit exposure, which takes into consideration mark-to-market values of all transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure. Reinsurance counterparty exposure is measured reflecting the level of ceded liabilities.

The Company also ensures where warranted, that mortgages, private placements and loans to Bank clients are secured by collateral, the nature of which depends on the credit risk of the counterparty.

Credit risk associated with derivative counterparties is discussed in note 7(e).

Manulife Financial Corporation – Third Quarter 2023	147

(I)	Credit quality

The following table presents the gross carrying amount of financial instruments subject to credit exposure, without considering any collateral held or other credit enhancements, and other significant credit risk exposures from loan commitments, presenting separately Stage 1, Stage 2, and Stage 3 allowances.

As at September 30, 2023	Stage 1	Stage 2	Stage 3	Total
Debt securities
Investment grade	$186,186	$1,210	$–	$187,396
Non-investment grade	4,547	659	8	5,214
Default	–	–	–	–
Total	190,733	1,869	8	192,610
Allowance for credit losses on assets measured at amortized cost	1	–	–	1
Net of allowance	190,732	1,869	8	192,609
Allowance for credit losses on assets measured at FVOCI	297	59	21	377
Private placements
Investment grade	38,826	588	–	39,414
Non-investment grade	4,400	557	145	5,102
Total	43,226	1,145	145	44,516
Allowance for credit losses on assets measured at amortized cost	1	–	–	1
Net of allowance	43,225	1,145	145	44,515
Allowance for credit losses on assets measured at FVOCI	130	109	104	343
Commercial mortgages
AAA	520	–	–	520
AA	5,832	–	–	5,832
A	14,486	141	–	14,627
BBB	5,059	880	–	5,939
BB	73	458	–	531
B and lower	136	73	112	321
Total	26,106	1,552	112	27,770
Allowance for credit losses on assets measured at amortized cost	1	2	–	3
Net of allowance	26,105	1,550	112	27,767
Allowance for credit losses on assets measured at FVOCI	39	38	131	208
Residential mortgages
Performing	20,709	1,506	–	22,215
Non-performing	–	–	50	50
Total	20,709	1,506	50	22,265
Allowance for credit losses on assets measured at amortized cost	3	3	2	8
Net of allowance	20,706	1,503	48	22,257
Allowance for credit losses on assets measured at FVOCI	–	–	–	–
Loans to Bank clients
Performing	2,455	50	–	2,505
Non-performing	–	–	11	11
Total	2,455	50	11	2,516
Allowance for credit losses on assets measured at amortized cost	2	–	1	3
Net of allowance	2,453	50	10	2,513
Allowance for credit losses on assets measured at FVOCI	–	–	–	–
Other invested assets
Investment grade	–	–	–	–
Below investment grade	317	–	–	317
Default	–	–	–	–
Total	317	–	–	317
Allowance for credit losses on assets measured at amortized cost	–	–	–	–
Net of allowance	317	–	–	317
Allowance for credit losses on assets measured at FVOCI	16	–	–	16
Loan commitments
Allowance for credit losses	9	1	2	12
Net of allowance, total	$283,538	$6,117	$323	$289,978

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(II)	Allowance for credit losses

The following table provides details on the allowance for credit losses by stage as at and for the nine months ended September 30, 2023 under IFRS 9.

	Stage 1	Stage 2	Stage 3	Total
Balance, January 1, 2023	$511	$141	$72	$724
Net remeasurement due to transfers	5	(17)	12	–
Transfer to stage 1	11	(11)	–	–
Transfer to stage 2	(5)	5	–	–
Transfer to stage 3	(1)	(11)	12	–
Net originations, purchases and disposals	34	9	(10)	33
Repayments	–	–	–	–
Changes to risk, parameters, and models	(49)	70	210	231
Foreign exchange and other adjustments	(2)	9	(23)	(16)
Balance, September 30, 2023	$499	$212	$261	$972

The following table presents past due but not impaired and impaired financial assets as at December 31, 2022 under IAS 39.

	Past due but not impaired
As at December 31, 2022	Less than 90 days	90 days and greater	Total	Total impaired
Debt securities(1),(2)
FVTPL	$2,059	$71	$2,130	$9
AFS	922	–	922	–
Private placements(1)	317	152	469	229
Mortgages and loans to Bank clients	103	–	103	74
Other financial assets	36	34	70	1
Total	$3,437	$257	$3,694	$313

(1)	Payments of $12 on $3,297 of financial assets past due less than 90 days were delayed.
(2)	Payments of $4 on $224 of financial assets past due greater than 90 days were delayed.

(III)	Significant judgements and estimates

The following table shows certain key macroeconomic variables used to estimate the allowance for credit losses by market. For the base case, upside and downside scenarios, the projections are provided for the next 12 months and then for the remaining forecast period, which represents a medium-term view.

		Base case scenario		Upside scenario		Downside scenario 1		Downside scenario 2
As at September 30, 2023	Current quarter	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years
Canada
Gross Domestic Product (GDP)	1,780	1.0%	1.8%	3.0%	2.1%	(2.7%)	2.0%	(4.6%)	2.0%
Unemployment rate	5.6%	5.9%	5.9%	5.2%	5.0%	7.8%	7.8%	9.1%	9.4%
Oil prices	80.9	82.6	68.2	85.0	68.4	67.9	61.8	58.8	55.7
U.S.
Gross Domestic Product (GDP)	20,490	1.1%	2.6%	3.6%	2.5%	(2.5%)	2.7%	(4.1%)	2.7%
Unemployment rate	3.6%	3.9%	4.2%	3.1%	3.5%	6.4%	6.0%	6.8%	7.7%
7-10 Year BBB U.S. Corporate Index	5.7%	6.0%	5.9%	5.8%	6.0%	5.6%	5.4%	6.2%	5.2%
Japan
Gross Domestic Product (GDP)	553,874	0.9%	0.9%	3.1%	1.0%	(4.2%)	1.2%	(8.2%)	1.8%
Unemployment rate	2.5%	2.5%	2.3%	2.4%	2.1%	3.0%	3.0%	3.1%	3.5%
Hong Kong
Unemployment rate	2.9%	2.8%	3.0%	2.5%	2.7%	3.9%	3.8%	4.3%	4.7%
Share Index	20,155	23.0%	3.7%	36.3%	2.5%	(12.9%)	3.4%	(34.8%)	4.5%
China
Gross Domestic Product (GDP)	106,912	5.6%	4.5%	9.1%	4.6%	(1.5%)	4.8%	(5.0%)	4.1%
Share Index	10,582	4.1%	6.5%	22.7%	4.5%	(33.4%)	13.5%	(43.6%)	15.1%

Manulife Financial Corporation – Third Quarter 2023	149

(IV)	Sensitivity to changes in economic assumptions

The following table compares the allowances resulting from the ECL baseline scenario and resulting from ECL scenarios weighted by probability of occurrence.

As at	September 30, 2023
Probability-weighted ECLs	$972
Base ECLs	$649
Difference – in amount	$323
Difference – in percentage	33.24%

(c)	Securities lending, repurchase and reverse repurchase transactions

As at September 30, 2023, the Company had loaned securities (which are included in invested assets) with a market value of $1,067 (December 31, 2022 – $723). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

As at September 30, 2023, the Company had engaged in reverse repurchase transactions of $504 (December 31, 2022 – $895) which are recorded as short-term receivables. In addition, the Company had engaged in repurchase transactions of $504 as at September 30, 2023 (December 31, 2022 – $895) which are recorded as payables.

(d)	Credit default swaps

The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDS”) to complement its cash debt securities investing. The Company does not write CDS protection more than its government bond holdings.

The following table presents details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.

As at September 30, 2023	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
AA	$23	$1	4
A	91	3	4
BBB	13	–	1
Total single name CDS	$127	$4	3
Total CDS protection sold	$127	$4	3

As at December 31, 2022	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
AA	$–	$–	–
A	133	4	4
BBB	26	–	1
Total single name CDS	$159	$4	4
Total CDS protection sold	$159	$4	4

(1)

Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligations.

(2)	The weighted average maturity of the CDS is weighted based on notional amounts.
(3)	Ratings are based on S&P where available followed by Moody’s, DBRS, and Fitch. If no rating is available from a rating agency, an internally developed rating is used.
(4)	The Company held no purchased credit protection as at September 30, 2023 and December 31, 2022.

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(e)	Derivatives

The Company’s point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with the particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand. The Company limits the risk of credit losses from derivative counterparties by: using investment grade counterparties, entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default, and entering into Credit Support Annex agreements whereby collateral must be provided when the exposure exceeds a certain threshold.

All contracts are held with or guaranteed by investment grade counterparties, the majority of whom are rated A- or higher. As at September 30, 2023, the percentage of the Company’s derivative exposure with counterparties rated AA- or higher was 38 per cent (December 31, 2022 – 36 per cent). As at September 30, 2023, the largest single counterparty exposure, without taking into consideration the impact of master netting agreements or the benefit of collateral held, was $2,034 (December 31, 2022 – $1,582). The net exposure to this counterparty, after taking into consideration master netting agreements and the fair value of collateral held, was $nil (December 31, 2022 – $nil).

(f)	Offsetting financial assets and financial liabilities

Certain derivatives, securities lent and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional.

In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.

In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a reverse purchase transaction counterparty, the Company is entitled to liquidate the collateral held to offset against the same counterparty’s obligation.

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The following table presents the effect of conditional master netting and similar arrangements. Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral pledged or received.

		Related amounts not set off in the Consolidated Statements of Financial Position
As at September 30, 2023	Gross amounts of financial instruments(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amounts including financing entity(3)	Net amounts excluding financing entity
Financial assets
Derivative assets	$9,693	$(8,101)	$(1,495)	$97	$95
Securities lending	1,067	–	(1,067)	–	–
Reverse repurchase agreements	504	(504)	–	–	–
Total financial assets	$11,264	$(8,605)	$(2,562)	$97	$95
Financial liabilities
Derivative liabilities	$(18,089)	$8,101	$9,934	$(54)	$(54)
Repurchase agreements	(504)	504	–	–	–
Total financial liabilities	$(18,593)	$8,605	$9,934	$(54)	$(54)

		Related amounts not set off in the Consolidated Statements of Financial Position
As at December 31, 2022	Gross amounts of financial instruments(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amounts including financing entity(3)	Net amounts excluding financing entity
Financial assets
Derivative assets	$9,072	$(7,170)	$(1,687)	$215	$215
Securities lending	723	–	(723)	–	–
Reverse repurchase agreements	895	(779)	(116)	–	–
Total financial assets	$10,690	$(7,949)	$(2,526)	$215	$215
Financial liabilities
Derivative liabilities	$(15,151)	$7,170	$7,834	$(147)	$(103)
Repurchase agreements	(895)	779	116	–	–
Total financial liabilities	$(16,046)	$7,949	$7,950	$(147)	$(103)

(1)	Financial assets and liabilities include accrued interest of $570 and $879, respectively (December 31, 2022 – $488 and $862, respectively).
(2)

Financial and cash collateral exclude over-collateralization. As at September 30, 2023, the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse repurchase agreements and repurchase agreements in the amounts of $851, $2,216, $269 and $nil, respectively (December 31, 2022 – $507, $1,528, $63 and $nil, respectively). As at September 30, 2023, collateral pledged (received) does not include collateral-in-transit on OTC instruments or initial margin on exchange traded contracts or cleared contracts.

(3)	Includes derivative contracts entered between the Company and its unconsolidated financing entity. The Company does not exchange collateral on derivative contracts entered with this entity.

The Company also has certain credit linked note assets and variable surplus note liabilities which have unconditional offsetting rights. Under the netting agreements, the Company has rights of offset including in the event of the Company’s default, insolvency, or bankruptcy. These financial instruments are offset in the Consolidated Statements of Financial Position.

Manulife Financial Corporation – Third Quarter 2023	152

A credit linked note is a debt instrument the term of which, in this case, is linked to a variable surplus note. A surplus note is a subordinated debt obligation that often qualifies as surplus (the U.S. statutory equivalent of equity) by some U.S. state insurance regulators. Interest payments on surplus notes are made after all other contractual payments are made. The following table presents the effect of unconditional netting.

As at September 30, 2023	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note	$1,313	$(1,313)	$–
Variable surplus note	(1,313)	1,313	–

As at December 31, 2022	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note	$1,242	$(1,242)	$–
Variable surplus note	(1,242)	1,242	–

Note 8 Long-Term Debt

(a)	Carrying value of long-term debt instruments

As at	Issue date	Maturity date	Par value	September 30, 2023	December 31, 2022
3.050% Senior notes(1)	August 27, 2020	August 27, 2060	US$1,155	$1,557	$1,559
5.375% Senior notes(1)	March 4, 2016	March 4, 2046	US$750	1,002	1,004
3.703% Senior notes(1)	March 16, 2022	March 16, 2032	US$750	1,008	1,011
2.396% Senior notes(1)	June 1, 2020	June 1, 2027	US$200	270	270
2.484% Senior notes(1)	May 19, 2020	May 19, 2027	US$500	673	674
3.527% Senior notes(1)	December 2, 2016	December 2, 2026	US$270	365	365
4.150% Senior notes(1)	March 4, 2016	March 4, 2026	US$1,000	1,349	1,351
Total				$6,224	$6,234

(1)

These U.S. dollar senior notes have been designated as hedges of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of these senior notes into Canadian dollars.

(b)	Fair value measurement

Fair value of long-term debt instruments is determined using the following hierarchy:

Level 1 – Fair value is determined using quoted market prices where available.

Level 2 – When quoted market prices are not available, fair value is determined with reference to quoted prices of similar debt instruments or estimated using discounted cash flows based on observable market rates.

The Company measures long-term debt at amortized cost in the Consolidated Statements of Financial Position. As at September 30, 2023, the fair value of long-term debt was $5,363 (December 31, 2022 – $5,587). Fair value of long-term debt was determined using Level 2 valuation techniques (December 31, 2022 – Level 2).

Manulife Financial Corporation – Third Quarter 2023	153

Note 9 Capital Instruments

(a)	Carrying value of capital instruments

As at	Issue date	Earliest par redemption date	Maturity date	Par value	September 30, 2023	December 31, 2022
JHFC Subordinated notes(1)	December 14, 2006	n/a	December 15, 2036	$650	$647	$647
2.818% MFC Subordinated debentures(1)	May 12, 2020	May 13, 2030	May 13, 2035	$1,000	996	996
5.409% MFC Subordinated debentures(1),(2)	March 10, 2023	March 10, 2028	March 10, 2033	$1,200	1,195	–
4.061% MFC Subordinated notes(1),(3)	February 24, 2017	February 24, 2027	February 24, 2032	US$750	1,012	1,013
2.237% MFC Subordinated debentures(1)	May 12, 2020	May 12, 2025	May 12, 2030	$1,000	998	998
3.00% MFC Subordinated notes(1)	November 21, 2017	November 21, 2024	November 21, 2029	S$500	495	504
3.049% MFC Subordinated debentures(1)	August 18, 2017	August 20, 2024	August 20, 2029	$750	749	749
7.375% JHUSA Surplus notes	February 25, 1994	n/a	February 15, 2024	US$450	610	615
3.317% MFC Subordinated debentures(1),(4)	May 9, 2018	May 9, 2023	May 9, 2028	$600	–	600
Total					$6,702	$6,122

(1)

The Company is monitoring regulatory and market developments globally with respect to the interest rate benchmark reform. As these rates could potentially be discontinued in the future, the Company will take appropriate actions in due course to accomplish the necessary transitions or replacements. As at September 30, 2023, capital instruments of $647 (December 31, 2022 – $647) have interest rate referencing CDOR. In addition, capital instruments of $2,743, $1,195, $1,012 and $495 (December 31, 2022 – $3,343, $nil, $1,013, and $504, respectively) have interest rate reset in the future referencing CDOR, CORRA, the USD Mid-Swap rate, and the SGD swap rate, respectively.

(2)

Issued by MFC during the first quarter, interest is payable semi-annually. After March 10, 2028, the interest rate will reset to equal the Daily Compounded CORRA plus 1.85%. With regulatory approval, MFC may redeem the debentures, in whole, or in part, on or after March 10, 2028, at a redemption price together with accrued and unpaid interest.

(3)

Designated as a hedge of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of the subordinated notes into Canadian dollars.

(4)	MFC redeemed in full the 3.317% MFC Subordinated debentures at par, on May 9, 2023, the earliest par redemption date.

(b)	Fair value measurement

Fair value of capital instruments is determined using the following hierarchy:

Level 1 – Fair value is determined using quoted market prices where available.

Level 2 – When quoted market prices are not available, fair value is determined with reference to quoted prices of similar debt instruments or estimated using discounted cash flows based on observable market rates.

The Company measures capital instruments at amortized cost in the Consolidated Statements of Financial Position. As at September 30, 2023, the fair value of capital instruments was $6,330 (December 31, 2022 – $5,737). Fair value of capital instruments was determined using Level 2 valuation techniques (December 31, 2022 – Level 2).

Manulife Financial Corporation – Third Quarter 2023	154

Note 10 Equity Capital and Earnings Per Share

(a)	Preferred shares and other equity instruments

The following table presents information about the outstanding preferred shares and other equity instruments as at September 30, 2023 and December 31, 2022.

		Annual	Earliest	Number of		Net amount(4)
As at	Issue date	dividend rate / interest rate(1)	redemption date(2),(3)	shares (in millions)	Face amount	September 30, 2023	December 31, 2022
Preferred shares
Class A preferred shares
Series 2	February 18, 2005	4.65%	n/a	14	$350	$344	$344
Series 3	January 3, 2006	4.50%	n/a	12	300	294	294
Class 1 preferred shares
Series 3(5),(6)	March 11, 2011	2.348%	June 19, 2026	7	163	160	160
Series 4(7)	June 20, 2016	floating	June 19, 2026	1	37	36	36
Series 9(5),(6)	May 24, 2012	5.978%	September 19, 2027	10	250	244	244
Series 11(5),(6),(8)	December 4, 2012	6.159%	March 19, 2028	8	200	196	196
Series 13(5),(6),(9)	June 21, 2013	6.350%	September 19, 2028	8	200	196	196
Series 15(5),(6)	February 25, 2014	3.786%	June 19, 2024	8	200	195	195
Series 17(5),(6)	August 15, 2014	3.800%	December 19, 2024	14	350	343	343
Series 19(5),(6)	December 3, 2014	3.675%	March 19, 2025	10	250	246	246
Series 25(5),(6),(10)	February 20, 2018	5.942%	June 19, 2028	10	250	245	245
Other equity instruments
Limited recourse capital notes(11)
Series 1(12)	February 19, 2021	3.375%	May 19, 2026	n/a	2,000	1,982	1,982
Series 2(12)	November 12, 2021	4.100%	February 19, 2027	n/a	1,200	1,189	1,189
Series 3(12)	June 16, 2022	7.117%	June 19, 2027	n/a	1,000	990	990
Total				102	$6,750	$6,660	$6,660

(1)

Holders of Class A and Class 1 preferred shares are entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors. Non-deferrable distributions are payable to all LRCN holders semi-annually at the Company’s discretion.

(2)

Redemption of all preferred shares is subject to regulatory approval. MFC may redeem each series, in whole or in part, at par, on the earliest redemption date or every five years thereafter, except for Class A Series 2, Class A Series 3 and Class 1 Series 4 preferred shares. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these preferred shares, in whole or in part, at par at any time, subject to regulatory approval, as noted. MFC may redeem the Class 1 Series 4 preferred shares, in whole or in part, at any time, at $25.00 per share if redeemed on June 19, 2026 (the earliest redemption date) and on June 19 every five years thereafter, or at $25.50 per share if redeemed on any other date after June 19, 2021, subject to regulatory approval, as noted.

(3)

Redemption of all LRCN series is subject to regulatory approval. MFC may at its option redeem each series in whole or in part, at a redemption price equal to par, together with accrued and unpaid interest. The redemption period for Series 1 is every five years during the period from May 19 and including June 19, commencing in 2026. The redemption period for Series 2 is every five years during the period from February 19 and including March 19, commencing in 2027. After the first redemption date, the redemption period for Series 3 is every five years during the period from May 19 to and including June 19, commencing in 2032.

(4)	Net of after-tax issuance costs.
(5)

On the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five-year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 preferred shares is: Series 3 – 1.41%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%, Series 15 – 2.16%, Series 17 – 2.36%, Series 19 – 2.30%, and Series 25 – 2.55%.

(6)

On the earliest redemption date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the Board of Directors, at a rate equal to the three-month Government of Canada Treasury bill yield plus the rate specified in footnote 5 above.

(7)	The floating dividend rate for the Class 1 Series 4 shares equals the three-month Government of Canada Treasury bill yield plus 1.41%.
(8)

MFC did not exercise its right to redeem the outstanding Class 1 Shares Series 11 on March 19, 2023, which was the earliest redemption date. The dividend rate was reset as specified in footnote 5 above to an annual fixed rate of 6.159%, for a five-year period commencing on March 20, 2023.

(9)

MFC did not exercise its right to redeem the outstanding Class 1 Shares Series 13 on September 19, 2023, which was the earliest redemption date. The dividend rate was reset as specified in footnote 5 above to an annual fixed rate of 6.350%, for a five-year period commencing on September 20, 2023.

(10)

MFC did not exercise its right to redeem the outstanding Class 1 Shares Series 25 on June 19, 2023, which was the earliest redemption date. The dividend rate was reset as specified in footnote 5 above to an annual fixed rate of 5.942%, for a five-year period commencing on June 20, 2023.

(11)

Non-payment of distributions or principal on any LRCN series notes when due will result in a recourse event. The recourse of each noteholder will be limited to their proportionate amount of the Limited Recourse Trust’s assets which comprise of Class 1 Series 27 preferred shares for LRCN Series 1 notes, Class 1 Series 28 preferred shares for LRCN Series 2 notes, and Class 1 Series 29 preferred shares for LRCN Series 3 notes. All claims of the holders of LRCN series notes against MFC will be extinguished upon receipt of the corresponding trust assets. The Class 1 Series 27, Class 1 Series 28, and Class 1 Series 29 preferred shares are eliminated on consolidation while being held in the Limited Recourse Trust.

(12)

The LRCN Series 1 distribute at a fixed rate of 3.375% payable semi-annually, until June 18, 2026; on June 19, 2026 and every five years thereafter until June 19, 2076, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.839%. The LRCN Series 2 distribute at a fixed rate of 4.10% payable semi-annually, until March 18, 2027; on March 19, 2027 and every five years thereafter until March 19, 2077, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.704%. The LRCN Series 3 distribute at a fixed rate of 7.117% payable semi-annually, until June 18, 2027; on June 19, 2027 and every five years thereafter until June 19, 2077, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 3.95%.

Manulife Financial Corporation – Third Quarter 2023	155

(b)	Common shares

As at September 30, 2023, there were 19 million outstanding stock options and deferred share units that entitle the holders to receive common shares or payment in cash or common shares, at the option of the holders (December 31, 2022 – 21 million).

Number of common shares (in millions)	For the nine months ended September 30, 2023	For the year ended December 31, 2022
Balance, beginning of period	1,865	1,943
Purchased for cancellation	(49)	(79)
Issued on exercise of stock options and deferred share units	2	1
Balance, end of period	1,818	1,865

Normal course issuer bid

On February 21, 2023, the Company announced that the Toronto Stock Exchange (“TSX”) approved a normal course issuer bid (“NCIB”) permitting the purchase for cancellation of up to 55.7 million common shares, representing approximately 3% of its issued and outstanding common shares. Purchases under the NCIB commenced on February 23, 2023 and will continue until February 22, 2024, when the NCIB expires, or such earlier date as the Company completes its purchases.

During the nine months ended September 30, 2023, the Company had purchased 42.6 million shares under the current NCIB commenced on February 23, 2023, and 6.9 million shares under the previous NCIB that expired on February 2, 2023, totaling 49.5 million shares for $1,262. Of this, $590 was recorded in common shares and $672 was recorded in retained earnings in the Consolidated Statements of Changes in Equity.

(c)	Earnings per share

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per common share.

For the	three months ended September 30,		nine months ended September 30,
(in millions)	2023	2022	2023	2022
Weighted average number of common shares	1,826	1,902	1,842	1,920
Dilutive stock-based awards(1)	3	2	3	3
Weighted average number of diluted common shares	1,829	1,904	1,845	1,923

(1)

The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

Note 11 Revenue from Service Contracts

The Company provides investment management services, transaction processing and administrative services and distribution and related services to proprietary and third-party investment funds, retirement plans, group benefit plans, institutional investors and other arrangements. The Company also provides real estate management services to tenants of the Company’s investment properties.

The Company’s service contracts generally impose single performance obligations, each consisting of a series of similar related services for each customer.

The Company’s performance obligations within service arrangements are generally satisfied over time as the customer simultaneously receives and consumes the benefits of the services rendered, measured using an output method. Fees typically include variable consideration and the related revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved.

Manulife Financial Corporation – Third Quarter 2023	156

Asset based fees vary with asset values of accounts under management, subject to market conditions and investor behaviors beyond the Company’s control. Transaction processing and administrative fees vary with activity volume, also beyond the Company’s control. Some fees, including distribution fees, are based on account balances and transaction volumes. Fees related to account balances and transaction volumes are measured daily. Real estate management service fees include fixed portions plus recovery of variable costs of services rendered to tenants. Fees related to services provided are generally recognized as services are rendered, which is when it becomes highly probable that no significant reversal of cumulative revenue recognized will occur. The Company has determined that its service contracts have no significant financing components because fees are collected monthly. The Company has no significant contract assets or contract liabilities.

The following tables present revenue from service contracts by service lines and reporting segments as disclosed in note 14. Asia, Canada, and U.S reporting segments are combined with Corporate and Other as a result of the implementation of IFRS 17.

For the three months ended September 30, 2023	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$852	$(117)	$735
Transaction processing, administration, and service fees	651	62	713
Distribution fees and other	211	17	228
Total included in other revenue	1,714	(38)	1,676
Revenue from non-service lines	(5)	(26)	(31)
Total other revenue	$1,709	$(64)	$1,645
Real estate management services included in net investment income	$–	$74	$74

For the three months ended September 30, 2022	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$766	$(80)	$686
Transaction processing, administration, and service fees	595	65	660
Distribution fees and other	197	52	249
Total included in other revenue	1,558	37	1,595
Revenue from non-service lines	(3)	(45)	(48)
Total other revenue	$1,555	$(8)	$1,547
Real estate management services included in net investment income	$–	$82	$82

For the nine months ended September 30, 2023	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$2,480	$(306)	$2,174
Transaction processing, administration, and service fees	1,912	200	2,112
Distribution fees and other	632	43	675
Total included in other revenue	5,024	(63)	4,961
Revenue from non-service lines	(3)	69	66
Total other revenue	$5,021	$6	$5,027
Real estate management services included in net investment income	$–	$231	$231

For the nine months ended September 30, 2022	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$2,327	$(235)	$2,092
Transaction processing, administration, and service fees	1,812	202	2,014
Distribution fees and other	616	84	700
Total included in other revenue	4,755	51	4,806
Revenue from non-service lines	(10)	(281)	(291)
Total other revenue	$4,745	$(230)	$4,515
Real estate management services included in net investment income	$–	$239	$239

Manulife Financial Corporation – Third Quarter 2023	157

Note 12 Employee Future Benefits

The Company maintains a number of pension plans, both defined benefit and defined contribution, and retiree welfare plans for eligible employees and agents. Information about the financial impacts of the Company’s material pension and retiree welfare plans in the U.S. and Canada is as follows.

	Pension plans		Retiree welfare plans(1)

For the three months ended September 30,	2023	2022	2023	2022
Defined benefit current service cost	$11	$12	$–	$–
Defined benefit administrative expenses	3	3	1	–
Service cost	14	15	1	–
Interest on net defined benefit (asset) liability	2	–	(1)	–
Defined benefit cost	16	15	–	–
Defined contribution cost	22	20	–	–
Net benefit cost reported in earnings	$38	$35	$–	$–
Actuarial (gain) loss on economic assumption changes	$(146)	$(15)	$(21)	$(10)
Investment (gain) loss (excluding interest income)	149	88	14	9
Change in effect of asset limit	(5)	(16)	–	–
Remeasurement (gain) loss recorded in AOCI, net of tax	$(2)	$57	$(7)	$(1)

	Pension plans		Retiree welfare plans(1)

For the nine months ended September 30,	2023	2022	2023	2022
Defined benefit current service cost	$31	$34	$–	$–
Defined benefit administrative expenses	8	8	1	1
Service cost	39	42	1	1
Interest on net defined benefit (asset) liability	4	1	(2)	–
Defined benefit cost	43	43	(1)	1
Defined contribution cost	72	66	–	–
Net benefit cost reported in earnings	$115	$109	$(1)	$1
Actuarial (gain) loss on economic assumption changes	$(116)	$(636)	$(17)	$(95)
Investment (gain) loss (excluding interest income)	84	661	12	67
Change in effect of asset limit	(2)	(4)	–	–
Remeasurement (gain) loss recorded in AOCI, net of tax	$(34)	$21	$(5)	$(28)

(1)

There are no significant current service costs for the retiree welfare plans as they are closed and mostly frozen. The remeasurement gain or loss on these plans is due to the volatility of discount rates and investment returns.

Note 13 Commitments and Contingencies

(a)	Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions where the Company is a party ordinarily relate to its activities as a provider of insurance protection or wealth management products, reinsurance, or in its capacity as an investment adviser, employer, or taxpayer. Other life insurers and asset managers, operating in the jurisdictions in which the Company does business, have been subject to a wide variety of other types of actions, some of which resulted in substantial judgments or settlements against the defendants; it is possible that the Company may become involved in similar actions in the future. In addition, government and regulatory bodies in Canada, the United States, Asia, and other jurisdictions where the Company conducts business regularly make inquiries and sometimes require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

In June 2018, a class action was initiated against the Company in the U.S. District Court for the Southern District of New York on behalf of owners of Performance Universal Life (“Perf UL”) policies issued between 2003 and 2010 whose policies were subject to a Cost of Insurance (“COI”) increase announced in 2018. The class policies in the COI-increase block made up approximately two-thirds of the total face amount of the policies in the COI-increase block. The class case was settled effective May 17, 2022, and the settlement has been implemented.

Manulife Financial Corporation – Third Quarter 2023	158

In addition to the class action, twelve individual lawsuits opposing the Perf UL COI increases were filed; nine in federal court and three in state court. Each of the lawsuits, except two, have been brought by plaintiffs who own multiple policies. On March 22, 2023, the last group of pending individual federal cases settled, and on September 18, 2023, the last group of individual state cases settled. With the prior settlements, including the May 17, 2022 class action settlement, the Company has now resolved litigation with respect to 100% of the filed lawsuits, which represents 84% of the total face amount of policies in the COI-increase block. Litigation remains possible with the final approximately 16% of the total face amount of the COI-increase block.

(b)	Guarantees

(I)	Guarantees regarding Manulife Finance (Delaware), L.P. (“MFLP”)

MFC has guaranteed the payment of amounts on the $650 subordinated debentures due on December 15, 2041 issued by MFLP, a wholly owned unconsolidated financing entity.

The following tables present certain condensed consolidated financial information for MFC and MFLP.

Condensed Consolidated Statements of Income Information

For the three months ended September 30, 2023	MFC (Guarantor)	Other subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Insurance service result	$–	$1,005	$–	$1,005	$–
Investment result	283	595	(560)	318	14
Other revenue	(7)	1,652	–	1,645	4
Net income (loss) attributed to shareholders and other equity holders	1,013	825	(825)	1,013	7

For the three months ended September 30, 2022	MFC (Guarantor)	Other subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Insurance service result	$–	$449	$–	$449	$–
Investment result	214	240	(411)	43	11
Other revenue	(17)	1,564	–	1,547	14
Net income (loss) attributed to shareholders and other equity holders	491	383	(383)	491	13

For the nine months ended September 30, 2023	MFC (Guarantor)	Other subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Insurance service results	$–	$2,741	$–	$2,741	$–
Investment results	415	2,341	(871)	1,885	40
Other revenue	14	5,015	(2)	5,027	(1)
Net income (loss) attributed to shareholders and other equity holders	3,444	3,268	(3,268)	3,444	6

For the nine months ended September 30, 2022	MFC (Guarantor)	Other subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Insurance service results	$–	$2,199	$–	$2,199	$–
Investment results	356	(5,723)	(726)	(6,093)	36
Other revenue	(10)	4,526	(1)	4,515	18
Net income (loss) attributed to shareholders and other equity holders	(2,848)	(2,970)	2,970	(2,848)	22

Manulife Financial Corporation – Third Quarter 2023	159

Condensed Consolidated Statements of Financial Position Information

As at September 30, 2023	MFC (Guarantor)	Other subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Invested assets	$88	$398,648	$–	$398,736	$14
Insurance contract assets	–	190	–	190	–
Reinsurance contract held assets	–	41,140	–	41,140	–
Total other assets	90,475	101,188	(152,767)	38,896	917
Segregated funds net assets	–	356,912	–	356,912	–
Insurance contract liabilities, excluding those for account of segregated fund holders	–	343,360	–	343,360	–
Reinsurance contract held liabilities	–	2,687	–	2,687	–
Investment contract liabilities	–	11,645	–	11,645	–
Total other liabilities	43,156	114,671	(85,592)	72,235	667
Insurance contract liabilities for account of segregated fund holders	–	108,781	–	108,781	–
Investment contract liabilities for account of segregated fund holders	–	248,131	–	248,131	–

As at December 31, 2022	MFC (Guarantor)	Other subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Invested assets	$63	$400,079	$–	$400,142	$21
Insurance contract assets	–	673	–	673	–
Reinsurance contract held assets	–	45,871	–	45,871	–
Total other assets	58,357	42,751	(62,667)	38,441	950
Segregated funds net assets	–	348,562	–	348,562	–
Insurance contract liabilities, excluding those for account of segregated fund holders	–	354,849	–	354,849	–
Reinsurance contract held liabilities	–	2,391	–	2,391	–
Investment contract liabilities	–	10,079	–	10,079	–
Total other liabilities	11,544	58,482	(444)	69,582	712
Insurance contract liabilities for account of segregated fund holders	–	110,216	–	110,216	–
Investment contract liabilities for account of segregated fund holders	–	238,346	–	238,346	–

(II)	Guarantees regarding John Hancock Life Insurance Company (U.S.A.) (“JHUSA”)

Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 16.

Note 14 Segment and Geographic Reporting

The Company’s reporting segments are Asia, Canada, U.S., Global WAM and Corporate and Other. Each reporting segment is responsible for managing its operating results, developing products, defining strategies for services and distribution based on the profile and needs of its business and market. The Company’s significant product and service offerings by the reporting segments are mentioned below.

Wealth and asset management businesses (Global WAM) – branded as Manulife Investment Management, provides investment advice and innovative solutions to retirement, retail, and institutional clients. Products and services are distributed through multiple distribution channels, including agents and brokers affiliated with the Company, independent securities brokerage firms and financial advisors pension plan consultants and banks.

Insurance and annuity products (Asia, Canada and U.S.) – include a variety of individual life insurance, individual and group long-term care insurance and guaranteed and partially guaranteed annuity products. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners and direct marketing. Manulife Bank of Canada offers a variety of deposit and credit products to Canadian customers.

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Corporate and Other Segment – comprised of investment performance of assets backing capital, net of amounts allocated to operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); financing costs; Property and Casualty Reinsurance Business; and run-off reinsurance operations including variable annuities and accident and health. In addition, consolidations and eliminations of transactions between operating segments are also included.

Effective January 1, 2023, the Company has made a number of changes to the composition of reporting segments to better align its financial reporting with its business strategy and operations. The Company’s international high net worth business was reclassified from the U.S. segment to the Asia segment to reflect the contributions of the Company’s Bermuda operations alongside the high net worth business that is reported in the Company’s Singapore and Hong Kong operations. The Company’s investment in the startup capital of segregated and mutual funds and investment-related revenue and expense were reclassified from the Corporate and Other segment to the Global WAM segment to more closely align with Global WAM’s management practices. Refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

The following tables present results by reporting segments and by geographical location.

(a)	By Segment

For the three months ended September 30, 2023	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$500	$314	$87	$–	$64	$965
Annuities and pensions	(33)	52	21	–	–	40
Total insurance service result	467	366	108	–	64	1,005
Net investment income (loss)	362	188	773	(317)	259	1,265
Insurance finance income (expense)
Life, health and property and casualty insurance	227	(69)	(775)	–	5	(612)
Annuities and pensions	(533)	279	86	–	–	(168)
Total insurance finance income (expense)	(306)	210	(689)	–	5	(780)
Reinsurance finance income (expense)
Life, health and property and casualty insurance	(48)	9	35	–	2	(2)
Annuities and pensions	1	–	(94)	–	–	(93)
Total reinsurance finance income (expense)	(47)	9	(59)	–	2	(95)
Decrease (increase) in investment contract liabilities	(5)	(18)	(70)	14	7	(72)
Net segregated fund investment result	–	–	–	–	–	–
Total investment result	4	389	(45)	(303)	273	318
Other revenue	26	53	31	1,709	(174)	1,645
Other expenses	(55)	(142)	(23)	(1,038)	(120)	(1,378)
Interest expense	(3)	(290)	(3)	(2)	(118)	(416)
Net income (loss) before income taxes	439	376	68	366	(75)	1,174
Income tax recovery (expense)	(135)	(94)	4	(48)	324	51
Net income (loss)	304	282	72	318	249	1,225
Less net income (loss) attributed to:
Non-controlling interests	25	–	–	–	–	25
Participating policyholders	195	(8)	–	–	–	187
Net income (loss) attributed to shareholders and other equity holders	$84	$290	$72	$318	$249	$1,013

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For the three months ended September 30, 2022	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$360	$259	$7	$–	$(206)	$420
Annuities and pensions	(64)	60	33	–	–	29
Total insurance service result	296	319	40	–	(206)	449
Net investment income (loss)	672	1,562	469	(275)	11	2,439
Insurance finance income (expense)
Life, health and property and casualty insurance	(51)	(357)	(1,602)	–	(48)	(2,058)
Annuities and pensions	(809)	(132)	37	1	–	(903)
Total insurance finance income (expense)	(860)	(489)	(1,565)	1	(48)	(2,961)
Reinsurance finance income (expense)
Life, health and property and casualty insurance	212	(90)	636	–	12	770
Annuities and pensions	1	(1)	(96)	–	–	(96)
Total reinsurance finance income (expense)	213	(91)	540	–	12	674
Decrease (increase) in investment contract liabilities	(8)	(14)	(75)	(18)	6	(109)
Net segregated fund investment result	–	–	–	–	–	–
Total investment result	17	968	(631)	(292)	(19)	43
Other revenue	47	62	51	1,555	(168)	1,547
Other expenses	(93)	(138)	(64)	(937)	(14)	(1,246)
Interest expense	(1)	(182)	(3)	(2)	(121)	(309)
Net income (loss) before income taxes	266	1,029	(607)	324	(528)	484
Income tax recovery (expense)	(43)	(186)	160	(37)	46	(60)
Net income (loss)	223	843	(447)	287	(482)	424
Less net income (loss) attributed to:
Non-controlling interests	34	–	–	–	–	34
Participating policyholders	(91)	(10)	–	–	–	(101)
Net income (loss) attributed to shareholders and other equity holders	$280	$853	$(447)	$287	$(482)	$491

Manulife Financial Corporation – Third Quarter 2023	162

For the nine months ended September 30, 2023	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$1,405	$742	$348	$–	$145	$2,640
Annuities and pensions	(108)	145	64	–	–	101
Total insurance service result	1,297	887	412	–	145	2,741
Net investment income (loss)	4,782	2,685	3,399	(726)	1,097	11,237
Insurance finance income (expense)
Life, health and property and casualty insurance	(2,458)	(1,804)	(3,124)	–	722	(6,664)
Annuities and pensions	(2,140)	346	166	–	–	(1,628)
Total insurance finance income (expense)	(4,598)	(1,458)	(2,958)	–	722	(8,292)
Reinsurance finance income (expense)
Life, health and property and casualty insurance	41	31	215	–	(692)	(405)
Annuities and pensions	4	(1)	(346)	–	–	(343)
Total reinsurance finance income (expense)	45	30	(131)	–	(692)	(748)
Decrease (increase) in investment contract liabilities	(36)	(51)	(149)	(81)	5	(312)
Net segregated fund investment result	–	–	–	–	–	–
Total investment result	193	1,206	161	(807)	1,132	1,885
Other revenue	83	197	71	5,021	(345)	5,027
Other expenses	(168)	(421)	(126)	(3,130)	(315)	(4,160)
Interest expense	(8)	(758)	(11)	(11)	(376)	(1,164)
Net income (loss) before income taxes	1,397	1,111	507	1,073	241	4,329
Income tax recovery (expense)	(331)	(257)	(66)	(140)	271	(523)
Net income (loss)	1,066	854	441	933	512	3,806
Less net income (loss) attributed to:
Non-controlling interests	104	–	–	1	–	105
Participating policyholders	229	28	–	–	–	257
Net income (loss) attributed to shareholders and other equity holders	$733	$826	$441	$932	$512	$3,444
Total assets	$167,878	$147,472	$234,816	$243,467	$42,241	$835,874

Manulife Financial Corporation – Third Quarter 2023	163

For the nine months ended September 30, 2022	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$1,205	$675	$270	$–	$(166)	$1,984
Annuities and pensions	(136)	214	137	–	–	215
Total insurance service result	1,069	889	407	–	(166)	2,199
Net investment income (loss)	1,628	(1,447)	(167)	(977)	(140)	(1,103)
Insurance finance income (expense)
Life, health and property and casualty insurance	1,115	(6)	(3,793)	–	113	(2,571)
Annuities and pensions	(3,425)	343	(5)	1	–	(3,086)
Total insurance finance income (expense)	(2,310)	337	(3,798)	1	113	(5,657)
Reinsurance finance income (expense)
Life, health and property and casualty insurance	440	(90)	811	–	(151)	1,010
Annuities and pensions	(1)	(2)	(45)	–	–	(48)
Total reinsurance finance income (expense)	439	(92)	766	–	(151)	962
Decrease (increase) in investment contract liabilities	(82)	(38)	(115)	(75)	15	(295)
Net segregated fund investment result	–	–	–	–	–	–
Total investment result	(325)	(1,240)	(3,314)	(1,051)	(163)	(6,093)
Other revenue	41	195	84	4,745	(550)	4,515
Other expenses	(273)	(424)	(109)	(2,862)	(74)	(3,742)
Interest expense	(4)	(352)	(12)	(2)	(344)	(714)
Net income (loss) before income taxes	508	(932)	(2,944)	830	(1,297)	(3,835)
Income tax recovery (expense)	(216)	524	672	(110)	63	933
Net income (loss)	292	(408)	(2,272)	720	(1,234)	(2,902)
Less net income (loss) attributed to:
Non-controlling interests	88	–	–	–	–	88
Participating policyholders	(164)	22	–	–	–	(142)
Net income (loss) attributed to shareholders and other equity holders	$368	$(430)	$(2,272)	$720	$(1,234)	$(2,848)
Total assets	$158,183	$150,368	$244,134	$221,155	$44,040	$817,880

(b)	By Geographic Location

For the three months ended September 30, 2023	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$505	$310	$89	$61	$965
Annuities and pensions	(33)	52	21	–	40
Total insurance service result	472	362	110	61	1,005
Net investment income (loss)	360	275	629	1	1,265
Insurance finance income (expense)
Life, health and property and casualty insurance	228	(63)	(782)	5	(612)
Annuities and pensions	(533)	279	86	–	(168)
Total insurance finance income (expense)	(305)	216	(696)	5	(780)
Reinsurance finance income (expense)
Life, health and property and casualty insurance	(52)	15	35	–	(2)
Annuities and pensions	1	–	(94)	–	(93)
Total reinsurance finance income (expense)	(51)	15	(59)	–	(95)
Decrease (increase) in investment contract liabilities	(31)	(35)	(5)	(1)	(72)
Net segregated fund investment result	–	–	–	–	–
Total investment result	$(27)	$471	$(131)	$5	$318
Other revenue	$404	$520	$763	$(42)	$1,645

Manulife Financial Corporation – Third Quarter 2023	164

For the three months ended September 30, 2022	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$447	$255	$(83)	$(199)	$420
Annuities and pensions	(64)	60	33	–	29
Total insurance service result	383	315	(50)	(199)	449
Net investment income (loss)	655	1,528	193	63	2,439
Insurance finance income (expense)
Life, health and property and casualty insurance	(51)	(388)	(1,624)	5	(2,058)
Annuities and pensions	(809)	(132)	38	–	(903)
Total insurance finance income (expense)	(860)	(520)	(1,586)	5	(2,961)
Reinsurance finance income (expense)
Life, health and property and casualty insurance	211	(77)	636	–	770
Annuities and pensions	1	(1)	(96)	–	(96)
Total reinsurance finance income (expense)	212	(78)	540	–	674
Decrease (increase) in investment contract liabilities	(18)	(21)	(70)	–	(109)
Net segregated fund investment result	–	–	–	–	–
Total investment result	$(11)	$909	$(923)	$68	$43
Other revenue	$324	$506	$722	$(5)	$1,547

For the nine months ended September 30, 2023	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$1,420	$728	$339	$153	$2,640
Annuities and pensions	(108)	145	64	–	101
Total insurance service result	1,312	873	403	153	2,741
Net investment income (loss)	4,911	3,195	3,111	20	11,237
Insurance finance income (expense)
Life, health and property and casualty insurance	(2,457)	(1,780)	(2,444)	17	(6,664)
Annuities and pensions	(2,140)	346	166	–	(1,628)
Total insurance finance income (expense)	(4,597)	(1,434)	(2,278)	17	(8,292)
Reinsurance finance income (expense)
Life, health and property and casualty insurance	29	(649)	215	–	(405)
Annuities and pensions	4	(1)	(346)	–	(343)
Total reinsurance finance income (expense)	33	(650)	(131)	–	(748)
Decrease (increase) in investment contract liabilities	(143)	(93)	(71)	(5)	(312)
Net segregated fund investment result	–	–	–	–	–
Total investment result	$204	$1,018	$631	$32	$1,885
Other revenue	$1,086	$1,603	$2,387	$(49)	$5,027

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For the nine months ended September 30, 2022	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$1,308	$661	$158	$(143)	$1,984
Annuities and pensions	(136)	214	137	–	215
Total insurance service result	1,172	875	295	(143)	2,199
Net investment income (loss)	1,508	(1,658)	(1,220)	267	(1,103)
Insurance finance income (expense)
Life, health and property and casualty insurance	1,114	(34)	(3,658)	7	(2,571)
Annuities and pensions	(3,425)	343	(4)	–	(3,086)
Total insurance finance income (expense)	(2,311)	309	(3,662)	7	(5,657)
Reinsurance finance income (expense)
Life, health and property and casualty insurance	434	(235)	811	–	1,010
Annuities and pensions	(1)	(2)	(45)	–	(48)
Total reinsurance finance income (expense)	433	(237)	766	–	962
Decrease (increase) in investment contract liabilities	(105)	(58)	(132)	–	(295)
Net segregated fund investment result	–	–	–	–	–
Total investment result	$(475)	$(1,644)	$(4,248)	$274	$(6,093)
Other revenue	$846	$1,570	$2,109	$(10)	$4,515

Note 15 Segregated Funds

The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided with the opportunity to invest in different categories of segregated funds that hold a range of underlying investments. The underlying investments consist of both individual investments and mutual funds.

Segregated funds underlying investments may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The Company is not exposed to these risks beyond the liabilities related to the guarantees associated with certain variable life and annuity products included in segregated funds. Accordingly, the Company’s exposure to loss from segregated fund products is limited to the value of these guarantees.

As at September 30, 2023, these guarantees are recorded within the Company’s insurance contract liabilities amounting to $2,332 (December 31, 2022 – $3,496), of which $1,031 are reinsured (December 31, 2022 – $1,249). Assets supporting these guarantees, net of reinsurance, are recognized in invested assets according to their investment type. “Insurance contract liabilities for account of segregated fund holders” on the Consolidated Statements of Financial Position exclude these guarantees and are considered to be a non-distinct investment component of insurance contract liabilities. The “Risk Management and Risk Factors Update” section of the Third Quarter 2023 MD&A provides information regarding market risk sensitivities associated with variable annuity and segregated fund guarantees.

Note 16 Information Provided in Connection with Investments in Deferred Annuity Contracts and Signature Notes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidated financial information, presented in accordance with IFRS, and the related disclosure have been included in these Interim Consolidated Financial Statements with respect to JHUSA in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are (i) incorporated by reference in the registration statements of MFC and JHUSA that relate to MFC’s guarantee of certain securities to be issued by JHUSA and (ii) are provided in reliance on an exemption from continuous disclosure obligations of JHUSA. For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 24 to the Company’s 2022 Annual Consolidated Financial Statements.

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Condensed Consolidated Statement of Financial Position

As at September 30, 2023	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$88	$106,909	$292,223	$(484)	$398,736
Investments in unconsolidated subsidiaries	63,087	8,898	46,100	(118,085)	–
Insurance contract assets	–	–	267	(77)	190
Reinsurance contract held assets	–	40,130	10,029	(9,019)	41,140
Other assets	27,388	8,751	64,726	(61,969)	38,896
Segregated funds net assets	–	178,273	180,547	(1,908)	356,912
Total assets	$90,563	$342,961	$593,892	$(191,542)	$835,874
Liabilities and equity
Insurance contract liabilities, excluding those for account of segregated fund holders	$–	$137,139	$215,644	$(9,423)	$343,360
Reinsurance contract held liabilities	–	–	2,705	(18)	2,687
Investment contract liabilities	–	3,444	8,794	(593)	11,645
Other liabilities	31,487	8,195	81,599	(61,972)	59,309
Long-term debt	6,224	–	–	–	6,224
Capital instruments	5,445	610	27,247	(26,600)	6,702
Insurance contract liabilities for account of segregated fund holders	–	49,195	59,586	–	108,781
Investment contract liabilities for account of segregated fund holders	–	129,078	120,961	(1,908)	248,131
Shareholders’ and other equity	47,407	15,358	75,670	(91,028)	47,407
Participating policyholders’ equity	–	(58)	224	–	166
Non-controlling interests	–	–	1,462	–	1,462
Total liabilities and equity	$90,563	$342,961	$593,892	$(191,542)	$835,874

Condensed Consolidated Statement of Financial Position

	Restated (note 2)
As at December 31, 2022	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$63	$109,332	$291,266	$(519)	$400,142
Investments in unconsolidated subsidiaries	58,024	8,584	18,018	(84,626)	–
Insurance contract assets	–	–	739	(66)	673
Reinsurance contract held assets	–	44,849	11,215	(10,193)	45,871
Other assets	333	8,899	33,082	(3,873)	38,441
Segregated funds net assets	–	173,417	177,361	(2,216)	348,562
Total assets	$58,420	$345,081	$531,681	$(101,493)	$833,689
Liabilities and equity
Insurance contract liabilities, excluding those for account of segregated fund holders	$–	$147,440	$217,942	$(10,533)	$354,849
Reinsurance contract held liabilities	–	–	2,391	–	2,391
Investment contract liabilities	–	2,585	8,207	(713)	10,079
Other liabilities	450	7,206	53,186	(3,616)	57,226
Long-term debt	6,234	–	–	–	6,234
Capital instruments	4,860	614	648	–	6,122
Insurance contract liabilities for account of segregated fund holders	–	49,947	60,269	–	110,216
Investment contract liabilities for account of segregated fund holders	–	123,470	117,092	(2,216)	238,346
Shareholders’ and other equity	46,876	13,865	70,550	(84,415)	46,876
Participating policyholders’ equity	–	(46)	(31)	–	(77)
Non-controlling interests	–	–	1,427	–	1,427
Total liabilities and equity	$58,420	$345,081	$531,681	$(101,493)	$833,689

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Condensed Consolidated Statement of Income

For the three months ended September 30, 2023	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Insurance service result
Insurance revenue	$–	$2,634	$4,144	$(366)	$6,412
Insurance service expenses	–	(2,453)	(3,376)	488	(5,341)
Net expenses from reinsurance contracts held	–	23	15	(104)	(66)
Total insurance service result	–	204	783	18	1,005
Investment result
Net investment income (loss)	283	509	968	(495)	1,265
Insurance/reinsurance finance income (expenses)	–	(77)	(792)	(6)	(875)
Other investment result	–	39	(86)	(25)	(72)
Total investment result	283	471	90	(526)	318
Other revenue	(7)	140	1,624	(112)	1,645
Other expenses	(13)	(260)	(1,169)	64	(1,378)
Interest expense	(110)	10	(872)	556	(416)
Net income (loss) before income taxes	153	565	456	–	1,174
Income tax (expense) recovery	(35)	(88)	174	–	51
Net income (loss) after income taxes	118	477	630	–	1,225
Equity in net income (loss) of unconsolidated subsidiaries	895	181	658	(1,734)	–
Net income (loss)	$1,013	$658	$1,288	$(1,734)	$1,225
Net income (loss) attributed to:
Non-controlling interests	$–	$–	$25	$–	$25
Participating policyholders	–	(2)	188	1	187
Shareholders and other equity holders	1,013	660	1,075	(1,735)	1,013
	$1,013	$658	$1,288	$(1,734)	$1,225

Condensed Consolidated Statement of Income

	Restated (note 2)
For the three months ended September 30, 2022	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Insurance service result
Insurance revenue	$–	$2,293	$3,667	$(400)	$5,560
Insurance service expenses	–	(2,183)	(3,243)	515	(4,911)
Net expenses from reinsurance contracts held	–	(86)	(31)	(83)	(200)
Total insurance service result	–	24	393	32	449
Investment result
Net investment income (loss)	214	153	2,435	(363)	2,439
Insurance/reinsurance finance income (expenses)	–	(499)	(1,932)	144	(2,287)
Other investment result	–	50	(129)	(30)	(109)
Total investment result	214	(296)	374	(249)	43
Other revenue	(17)	144	1,535	(115)	1,547
Other expenses	(9)	(222)	(1,081)	66	(1,246)
Interest expense	(122)	(20)	(433)	266	(309)
Net income (loss) before income taxes	66	(370)	788	–	484
Income tax (expense) recovery	(12)	128	(176)	–	(60)
Net income (loss) after income taxes	54	(242)	612	–	424
Equity in net income (loss) of unconsolidated subsidiaries	437	352	109	(898)	–
Net income (loss)	$491	$110	$721	$(898)	$424
Net income (loss) attributed to:
Non-controlling interests	$–	$–	$34	$–	$34
Participating policyholders	–	(203)	(39)	141	(101)
Shareholders and other equity holders	491	313	726	(1,039)	491
	$491	$110	$721	$(898)	$424

Manulife Financial Corporation – Third Quarter 2023	168

Condensed Consolidated Statement of Income

For the nine months ended September 30, 2023	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Insurance service result
Insurance revenue	$–	$7,166	$11,760	$(1,171)	$17,755
Insurance service expenses	–	(6,532)	(9,406)	1,323	(14,615)
Net expenses from reinsurance contracts held	–	(206)	(65)	(128)	(399)
Total insurance service result	–	428	2,289	24	2,741
Investment result
Net investment income (loss)	415	2,699	8,759	(636)	11,237
Insurance/reinsurance finance income (expenses)	–	(2,339)	(6,797)	96	(9,040)
Other investment result	–	87	(321)	(78)	(312)
Total investment result	415	447	1,641	(618)	1,885
Other revenue	14	542	4,815	(344)	5,027
Other expenses	(42)	(816)	(3,506)	204	(4,160)
Interest expense	(324)	(23)	(1,551)	734	(1,164)
Net income (loss) before income taxes	63	578	3,688	–	4,329
Income tax (expense) recovery	16	(16)	(523)	–	(523)
Net income (loss) after income taxes	79	562	3,165	–	3,806
Equity in net income (loss) of unconsolidated subsidiaries	3,365	583	1,145	(5,093)	–
Net income (loss)	$3,444	$1,145	$4,310	$(5,093)	$3,806
Net income (loss) attributed to:
Non-controlling interests	$–	$–	$105	$–	$105
Participating policyholders	–	(77)	257	77	257
Shareholders and other equity holders	3,444	1,222	3,948	(5,170)	3,444
	$3,444	$1,145	$4,310	$(5,093)	$3,806

Condensed Consolidated Statement of Income

	Restated (note 2)
For the nine months ended September 30, 2022	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Insurance service result
Insurance revenue	$–	$7,253	$10,893	$(1,156)	$16,990
Insurance service expenses	–	(8,224)	(9,472)	3,255	(14,441)
Net expenses from reinsurance contracts held	–	(401)	348	(297)	(350)
Total insurance service result	–	(1,372)	1,769	1,802	2,199
Investment result
Net investment income (loss)	356	(969)	143	(633)	(1,103)
Insurance/reinsurance finance income (expenses)	–	868	(3,996)	(1,567)	(4,695)
Other investment result	–	60	(372)	17	(295)
Total investment result	356	(41)	(4,225)	(2,183)	(6,093)
Other revenue	(10)	306	4,574	(355)	4,515
Other expenses	(24)	(612)	(3,314)	208	(3,742)
Interest expense	(316)	(15)	(911)	528	(714)
Net income (loss) before income taxes	6	(1,734)	(2,107)	–	(3,835)
Income tax (expense) recovery	18	424	491	–	933
Net income (loss) after income taxes	24	(1,310)	(1,616)	–	(2,902)
Equity in net income (loss) of unconsolidated subsidiaries	(2,872)	712	(598)	2,758	–
Net income (loss)	$(2,848)	$(598)	$(2,214)	$2,758	$(2,902)
Net income (loss) attributed to:
Non-controlling interests	$–	$–	$88	$–	$88
Participating policyholders	–	(563)	332	89	(142)
Shareholders and other equity holders	(2,848)	(35)	(2,634)	2,669	(2,848)
	$(2,848)	$(598)	$(2,214)	$2,758	$(2,902)

Manulife Financial Corporation – Third Quarter 2023	169

Consolidated Statement of Cash Flows

For the nine months ended September 30, 2023	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$3,444	$1,145	$4,310	$(5,093)	$3,806
Adjustments:
Equity in net income of unconsolidated subsidiaries	(3,365)	(583)	(1,145)	5,093	–
Increase (decrease) in net insurance contract liabilities	–	348	2,049	–	2,397
Increase (decrease) in investment contract liabilities	–	(172)	484	–	312
(Increase) decrease in reinsurance contract assets excluding reinsurance transactions	–	33	994	–	1,027
Amortization of (premium) discount on invested assets	–	25	(103)	–	(78)
Contractual service margin (“CSM”) amortization	–	(348)	(1,047)	–	(1,395)
Other amortization	7	101	312	–	420
Net realized and unrealized (gains) losses on assets and impairment on assets	7	763	26	–	796
Deferred income tax expense (recovery)	(18)	32	(109)	–	(95)
Stock option expense	–	(2)	2	–	–
Cash provided by (used in) operating activities before undernoted items	75	1,342	5,773	–	7,190
Dividends from unconsolidated subsidiary	–	258	(408)	150	–
Changes in policy related and operating receivables and payables	(472)	(1,024)	8,561	–	7,065
Cash provided by (used in) operating activities	(397)	576	13,926	150	14,255
Investing activities
Purchases and mortgage advances	–	(10,619)	(49,012)	–	(59,631)
Disposals and repayments	–	11,238	40,430	–	51,668
Changes in investment broker net receivables and payables	–	68	356	–	424
Net cash flows from acquisition and disposal of subsidiaries and businesses	–	–	(1)	–	(1)
Investment in common shares of subsidiaries	(1,200)	–	–	1,200	–
Notes receivable from parent	–	–	(31,108)	31,108	–
Notes receivable from subsidiaries	(26,659)	–	–	26,659	–
Cash provided by (used in) investing activities	(27,859)	687	(39,335)	58,967	(7,540)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	–	–	(391)	–	(391)
Issue of capital instruments, net	1,194	–	–	–	1,194
Redemption of capital instruments	(600)	–	–	–	(600)
Secured borrowing from securitization transactions	–	–	412	–	412
Changes in deposits from Bank clients, net	–	–	(567)	–	(567)
Lease payments	–	(2)	(69)	–	(71)
Shareholders’ dividends and other equity distributions	(2,213)	–	–	–	(2,213)
Common shares repurchased	(1,262)	–	–	–	(1,262)
Common shares issued, net	54	–	1,200	(1,200)	54
Contributions from (distributions to) non-controlling interests, net	–	–	(14)	–	(14)
Dividends paid to parent	–	408	(258)	(150)	–
Notes payable to parent	–	–	26,659	(26,659)	–
Notes payable to subsidiaries	31,108	–	–	(31,108)	–
Cash provided by (used in) financing activities	28,281	406	26,972	(59,117)	(3,458)
Cash and short-term securities
Increase (decrease) during the period	25	1,669	1,563	–	3,257
Effect of foreign exchange rate changes on cash and short-term securities	–	(4)	(149)	–	(153)
Balance, beginning of period	63	2,215	16,357	–	18,635
Balance, end of period	88	3,880	17,771	–	21,739
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	63	2,614	16,476	–	19,153
Net payments in transit, included in other liabilities	–	(399)	(119)	–	(518)
Net cash and short-term securities, beginning of period	63	2,215	16,357	–	18,635
End of period
Gross cash and short-term securities	88	4,187	17,862	–	22,137
Net payments in transit, included in other liabilities	–	(307)	(91)	–	(398)
Net cash and short-term securities, end of period	$88	$3,880	$17,771	$–	$21,739
Supplemental disclosures on cash flow information:
Interest received	$442	$2,307	$7,295	$(973)	$9,071
Interest paid	375	72	1,684	(973)	1,158
Income taxes paid (refund)	2	7	242	–	251

Manulife Financial Corporation – Third Quarter 2023	170

Consolidated Statement of Cash Flows

	Restated (note 2)
For the nine months ended September 30, 2022	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$(2,848)	$(598)	$(2,214)	$2,758	$(2,902)
Adjustments:
Equity in net income of unconsolidated subsidiaries	2,872	(712)	598	(2,758)	–
Increase (decrease) in net insurance contract liabilities	–	1,875	817	–	2,692
Increase (decrease) in investment contract liabilities	–	(137)	432	–	295
(Increase) decrease in reinsurance contract assets excluding reinsurance transactions	–	17	368	–	385
Amortization of (premium) discount on invested assets	–	33	(115)	–	(82)
Contractual service margin (“CSM”) amortization	–	(440)	(1,097)	–	(1,537)
Other amortization	7	105	271	–	383
Net realized and unrealized (gains) losses on assets and impairment on assets	(7)	4,529	9,267	–	13,789
Gain on U.S. variable annuity reinsurance transaction (pre-tax)	–	(1,026)	–	–	(1,026)
Deferred income tax expense (recovery)	(18)	(194)	(1,244)	–	(1,456)
Stock option expense	–	(2)	5	–	3
Cash provided by (used in) operating activities before undernoted items	6	3,450	7,088	–	10,544
Dividends from unconsolidated subsidiary	–	289	734	(1,023)	–
Changes in policy related and operating receivables and payables	(352)	1,096	1,700	19	2,463
Gain on U.S. variable annuity reinsurance transaction (pre-tax)	–	(1,263)	–	–	(1,263)
Cash provided by (used in) operating activities	(346)	3,572	9,522	(1,004)	11,744
Investing activities
Purchases and mortgage advances	1	(24,005)	(63,702)	–	(87,706)
Disposals and repayments	–	19,614	54,612	–	74,226
Changes in investment broker net receivables and payables	–	24	(242)	–	(218)
Investment in common shares of subsidiaries	(1,962)	–	–	1,962	–
Return of capital from unconsolidated subsidiaries	–	19	–	(19)	–
Notes receivable from parent	–	–	(23,052)	23,052	–
Notes receivable from subsidiaries	(18,597)	(7)	–	18,604	–
Cash provided by (used in) investing activities	(20,558)	(4,355)	(32,384)	43,599	(13,698)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	–	–	429	–	429
Issue of long-term debt, net	946	–	–	–	946
Secured borrowing from securitization transactions	–	–	735	–	735
Changes in deposits from Bank clients, net	–	–	885	–	885
Lease payments	–	(4)	(86)	–	(90)
Shareholders’ dividends and other equity distributions	(2,070)	–	–	–	(2,070)
Common shares repurchased	(1,332)	–	–	–	(1,332)
Common shares issued, net	19	–	1,962	(1,962)	19
Preferred shares and other equity issued, net	990	–	–	–	990
Preferred shares redeemed, net	(711)	–	–	–	(711)
Contributions from (distributions to) non-controlling interests, net	–	–	(22)	–	(22)
Dividends paid to parent	–	(734)	(289)	1,023	–
Notes payable to parent	–	–	18,604	(18,604)	–
Notes payable to subsidiaries	23,052	–	–	(23,052)	–
Cash provided by (used in) financing activities	20,894	(738)	22,218	(42,595)	(221)
Cash and short-term securities
Increase (decrease) during the period	(10)	(1,521)	(644)	–	(2,175)
Effect of foreign exchange rate changes on cash and short-term securities	2	274	319	–	595
Balance, beginning of period	78	3,565	18,287	–	21,930
Balance, end of period	70	2,318	17,962	–	20,350
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	78	4,087	18,429	–	22,594
Net payments in transit, included in other liabilities	–	(522)	(142)	–	(664)
Net cash and short-term securities, beginning of period	78	3,565	18,287	–	21,930
End of period
Gross cash and short-term securities	70	2,545	18,328	–	20,943
Net payments in transit, included in other liabilities	–	(227)	(366)	–	(593)
Net cash and short-term securities, end of period	$70	$2,318	$17,962	$–	$20,350
Supplemental disclosures on cash flow information:
Interest received	$355	$2,646	$6,100	$(801)	$8,300
Interest paid	346	41	1,032	(801)	618
Income taxes paid (refund)	–	125	1,115	–	1,240

Manulife Financial Corporation – Third Quarter 2023	171

Note 17 Comparatives

Certain comparative amounts have been reclassified to conform to the current period’s presentation.

As disclosed in Note 2 “Accounting and Reporting Changes”, comparative amounts have been prepared and presented in accordance with IFRS 9 and IFRS 17. Refer to note 2 and also note 2 of the Company’s 2022 Annual Consolidated Financial Statements for adoption impacts of IFRS 9 and IFRS 17. Refer to note 25 of the Company’s 2022 Annual Consolidated Financial Statements for the Company’s accounting policies in accordance with IFRS 9 and IFRS 17.

Manulife Financial Corporation – Third Quarter 2023	172

SHAREHOLDER INFORMATION

MANULIFE FINANCIAL CORPORATION

HEAD OFFICE

200 Bloor Street East

Toronto, ON Canada M4W 1E5

Telephone: 416 926-3000

Website: www.manulife.com

INVESTOR RELATIONS

Financial analysts, portfolio managers and other investors requiring financial information may contact our Investor Relations Department or access our website at www.manulife.com

Email: InvestRel@manulife.com

SHAREHOLDER SERVICES

For information or assistance regarding your share account, including dividends, changes of address or ownership, lost certificates, to eliminate duplicate mailings or to receive shareholder material electronically, please contact our Transfer Agents in Canada, the United States, Hong Kong or the Philippines. If you live outside one of these countries, please contact our Canadian Transfer Agent.

TRANSFER AGENTS

Canada

TSX Trust Company

P.O. Box 700, Station B

Montreal, QC Canada H3B 3K3

Toll Free: 1 800 783-9495

Collect: 416 682-3864

Email: manulifeinquiries@tmx.com

Website: www.tsxtrust.com

TSX Trust Company offices are also located in Toronto, Vancouver and Calgary.

United States

Equiniti Trust Company, LLC

P.O. Box 199036

Brooklyn, NY

United States 11219

Toll Free: 1 800 249-7702

Collect: 416 682-3864

Email: manulifeinquiries@tmx.com

Website: https://equiniti.com/us/ast-access/

Hong Kong

Tricor Investor Services Limited

17/F, Far East Finance Centre

16 Harcourt Road

Hong Kong

Telephone: 852 2980-1333

Email: is-enquiries@hk.tricorglobal.com

Website: www.tricoris.com

Philippines

Rizal Commercial Banking Corporation Ground Floor, West Wing

GPL (Grepalife) Building

221 Senator Gil Puyat Avenue

Makati City, Metro Manila, Philippines

Telephone: 632 5318-8567

Email: rcbcstocktransfer@rcbc.com

Website: www.rcbc.com/stocktransfer

AUDITORS

Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

The following Manulife documents are available online at www.manulife.com

•	Annual Report and Proxy Circular

•	Notice of Annual Meeting

•	Shareholders Reports

•	Public Accountability Statement

•	2022 Environmental, Social and Governance Report

Rating

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at September 30, 2023, Manulife had total capital of C$71.4 billion, including C$47.4 billion of total shareholders’ and other equity. The Manufacturers Life Insurance Company’s financial strength ratings are among the strongest in the insurance industry. Rating agencies include AM Best Company (“AM Best”), DBRS Limited and affiliated entities (“DBRS Morningstar”), Fitch

Ratings Inc. (“Fitch”), Moody’s Investors Service Inc. (“Moody’s”), and S&P Global Ratings (“S&P”).

Rating Agency	MLI Rating	Rank

S&P	AA-	(4th of 21 ratings)

Moody’s	A1	(5th of 21 ratings)

Fitch	AA-	(4th of 21 ratings)

DBRS Morningstar	AA	(3rd of 22 ratings)

AM Best	A+ (Superior)	(2nd of 13 ratings)

Common Stock Trading Data

The following values are the high, low and close prices, including the average daily trading volume for Manulife Financial Corporation’s common stock on the Canadian exchanges, the U.S. exchanges, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the third quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.

As at September 30, 2023, there were 1,818 million common shares outstanding.

July 1 – September 30, 2023	Canada Canadian $	U.S. United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos

High	$26.36	$20.00	$153.60	P	1,120

Low	$23.84	$17.57	$139.00	P	920

Close	$24.82	$18.28	$145.00	P	1,100

Average Daily Volume (000)	8,409	3,396	12		0.2

Manulife Financial Corporation – Third Quarter 2023	173

Consent to receive documents electronically

Electronic documents available from Manulife.

Manulife is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.

The Manulife documents available electronically are:

•	Annual Report and Proxy Circular

•	Notice of Annual Meeting

•	Shareholder Reports

These documents will be available to you on our website www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports, will be available on the website at least until the next version is available.

We will notify you when documents will be available on the website and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our website, paper copies will be mailed to you.

This information is also available for viewing or downloading under quarterly reports from the Investor Relations section of our website at www.manulife.com

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Manulife Financial Corporation – Third Quarter 2023	174

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